Form 10-K, Exhibit 13
period 1997-03-31
WORLD ACCEPTANCE CORP
filed 1997-06-30
CIK 108385

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(In thousands, except per share amounts)


                                                                          Years Ended March 31,
                                                      1997          1996          1995         1994         1993
                                                   ----------    ---------     ---------     ---------    ---------
STATEMENT OF OPERATIONS DATA:

Interest and fee income                            $  67,454     $  60,265     $  52,341     $  45,870    $  40,650

Insurance commissions and other  income                7,863         9,608         5,871         4,798        3,231
                                                   ---------     ---------     ---------     ---------    ---------
   Total revenues                                     75,317        69,873        58,212        50,668       43,881
                                                   ---------     ---------     ---------     ---------    ---------
Provision for loan losses                             12,114         9,194         5,783        4,275         3,515

General and administrative expenses                   46,846        41,023        35,302        33,497       28,801

Interest expense                                       4,322         3,498         3,598         3,719        4,298
                                                   ---------     ---------     ---------     ---------    ---------
   Total expenses                                     63,282        53,715        44,683        41,491       36,614
                                                   ---------     ---------     ---------     ---------    ---------
Income before income taxes                            12,035        16,158        13,529         9,177        7,267

Income taxes                                           3,952         5,602         4,910         3,390        2,868
                                                   ---------     ---------     ---------     ---------    ---------
Net income                                         $   8,083     $  10,556     $   8,619     $   5,787    $   4,399
                                                   =========     =========     =========     =========    =========

Net income per common share (fully diluted)        $     .41     $     .49     $     .41     $     .28    $     .21
                                                   =========     =========     =========     =========    =========
Fully diluted weighted average common
   equivalent shares                                  19,840        21,703        20,787        20,760       20,755
                                                   =========     =========     =========     =========    =========
BALANCE SHEET DATA (END OF PERIOD):

Loans receivable                                   $  89,539     $  79,624     $  71,527     $  58,227    $  49,635

Allowance for loan losses                             (6,283)       (5,007)       (4,364)       (3,479)      (2,958)
                                                   ----------    ----------    ----------    ---------    ---------
       Loans receivable, net                          83,256        74,617        67,163        54,748       46,677

Total assets                                         102,163        89,423        83,518        73,200       63,448

Total debt                                            58,682        38,232        37,882        36,082       32,832

Shareholders' equity                                  38,963        44,880        35,758        26,858       21,002

OTHER OPERATING DATA:

As a percentage of average loans receivable:

   Provision for loan losses                           14.2%         11.9%          8.8%          7.7%         7.3%

   Net charge-offs                                     13.7%         11.2%          7.5%          6.8%         6.8%

Number of offices open at year-end                       336           282           244           217          191

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   GENERAL

     The Company's financial performance continues to be dependent in large part upon the growth in its outstanding loan receivables, the ongoing introduction of new products and services for marketing to the customer base, and the maintenance of loan quality and acceptable levels of operating expenses. Since March 31, 1993, gross loans receivable have increased from $61.7 million to $113.4 million at March 31, 1997. This represents in excess of 16% compounded rate of growth in receivables over the four-year period. The increase reflects both the higher volume of loans generated through the Company's existing offices and the contribution of loans generated from new offices opened or acquired over the period. Since March 31, 1993, the Company has grown from 191 offices to 348 offices as of June 20, 1997. The Company plans to open or acquire at least 30 new offices in each of the next two fiscal years. The Company's financial performance also has been affected by the significant level of amortization of intangible assets, which arose from the acquisition of the Company in 1989. These intangibles were being written off on a rapid schedule and the final portion was fully amortized in May 1997.

     The Company continues to identify new products and services for marketing to its customer base. In addition to several new insurance related products, which have been introduced in selected states over the last several years, the Company began to sell and finance electronic items and appliances to its existing customer base. This program began in Texas in February 1995 and has since been expanded to include Georgia, Tennessee and South Carolina. The program was recently further expanded to include the marketing of these items to non-World customers in an effort to enhance the growth of the program as well as providing cross-selling opportunities of the traditional small-loan product. The sale of these new products has provided positive contributions during the past two fiscal years and is expected to continue to enhance revenues in fiscal 1998 and beyond.

     The Company's ParaData Financial Systems subsidiary provides data processing systems to 97 separate finance companies, including World, and currently supports approximately 850 individual branch offices in 42 states. Regardless of their financial contribution, one of ParaData's primary goals is to provide state-of-the-art data processing support for the Company's in-house integrated computer system.

     During fiscal 1997, the Company expanded its product line on a limited basis to include larger balance, lower risk and lower yielding, individual consumer loans. Through two strategic acquisitions, the Company opened two non-traditional offices, one each in Georgia and Tennessee. While the gross loans outstanding in these two offices amounted to $3.9 million, or 3.4% of the total portfolio, at March 31, 1997, this product should provide additional opportunities to further service both existing customers as well as potential customers not previously within our market segment. These offices should support much larger asset balances with lower expense ratios, thus providing positive contributions. While the Company does not intend to change its primary lending focus, the individual "small-loan," it does intend to open at least two of the larger loan offices in each of the next two fiscal years

     The Company's operations are regulated under state laws which establish the maximum loan amounts and interest rates and the types and maximum amounts of fees, insurance premiums, and other costs that may be charged. Consistent with industry practice, the Company generally charges the maximum allowable interest rates, fees, and other costs in all states in which it operates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following table sets forth certain information derived from the Company's consolidated statements of operations and balance sheets, as well as operating data and ratios, for the periods indicated.

                                                    Years Ended March 31,
                                                1997        1996       1995
                                              --------    --------   --------
                                                  (Dollars in thousands)
 Average gross loans receivable (1)           $109,206    $ 97,302   $ 82,786
 Average loans receivable (2)                   85,445      77,037     65,379

 Expenses as a percentage of total revenue:
     Provision for loan losses                   16.1%       13.2%       9.9%
     General and administrative                  62.2%       58.7%      60.6%
     Total interest expense                       5.7%        5.0%       6.2%

 Operating margin (3)                            21.7%       28.1%      29.4%
 Return on average assets                         8.2%       11.9%      10.8%

 Offices opened and acquired, net                  54          38          27
 Total offices (at period end)                    336         282         244
-------------------
    (1) Average gross loans receivable have been determined by averaging month-end gross loans receivable over the indicated period.
    (2) Average loans receivable has been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.
    (3) Operating margin is computed as total revenues less provision for loan losses and general and administrative expenses, as a percentage of total revenues.

COMPARISON OF FISCAL 1997 VERSUS FISCAL 1996

     Net income amounted to $8.1 million during fiscal 1997, a 23.4% decrease from the $10.6 million earned during fiscal 1996. This decrease resulted from a decrease in operating income (revenues less the provision for loan losses and general and administrative expenses) of $3.3 million, or 16.8%, and an increase in interest expense of $824,000, or 23.5%. These reductions to net income were partially offset by a $1.7 million decrease in income tax expense.

     During fiscal 1997, interest and fee income increased by $7.2 million, or 11.9%, over the previous fiscal year. This increase resulted primarily from an increase in average loans receivable of $8.4 million, or 10.9%, between the two fiscal years. In addition to the larger loan base, the increase in interest and fee income also resulted from a slight increase in the loan yields over the two fiscal years. The overall yield increased from 78.2% in fiscal 1996 to 78.9% during the most recent fiscal year.

     Insurance commissions and other income decreased by $1.7 million, or 18.2%, over the two fiscal years. Insurance commissions increased by 2.2%, or $102,000, reflecting the increase in loan activity in those states where the Company is allowed to sell credit insurance. This increase was more than offset by the $1.8 million decrease in other income, which was primarily the result of the reduced net revenue generated by ParaData over the two fiscal years. ParaData's net revenue decreased from $3.4 million in fiscal 1996 to $1.4 million during the most recent fiscal year. The fiscal 1996 results were exceptionally high due to a single large customer and are unlikely to occur on an ongoing basis. Total revenues increased to $75.3 million during fiscal 1997, an increase of $5.4 million, or 7.8%, over the $69.9 million in fiscal 1996. Revenues from the 244 offices open throughout both fiscal years decreased slightly by .39%. At March 31, 1997, the Company had 336 offices in operation, an increase of 54 net new offices from March 31, 1996.

     The provision for loan losses increased to $12.1 million during fiscal 1997, representing a $2.9 million, or 31.8% increase over the $9.2 million recorded during fiscal 1996. This increase resulted from both an increase in the general allowance for loan losses as well as increased levels of loans charged-off. As a percentage of loans receivable outstanding, the allowance for loan losses increased to 7.0% at March 31, 1997, compared to 6.3% at March 31, 1996. Net charge-offs for the current fiscal year amounted to $11.7 million, a 35.2% increase over the $8.7 million charged-off during fiscal 1996, and net charge-offs as a percentage of average loans increased to 13.7% for the current fiscal year from 11.2% for fiscal 1996. The continued rise in the level of loan losses that the Company has experienced over the last two fiscal years remains the number one challenge to the Company's management. Management believes that these increases are consistent with a national trend affecting all phases of the consumer financial services industry, which was brought about by increased competition in the Company's market segment and the resulting increased availability of credit to the Company's customer base. While the Company's recent results reflect some signs that these trends may be dissipating, until charge-offs return to historical levels, the results of operations of the Company's small-loan business will be negatively affected.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     General and administrative expenses increased by $5.8 million, or 14.2%, during fiscal 1997 compared to the previous fiscal year. This increase was primarily the result of the 54 net new offices that were opened or acquired during the fiscal year as well as management's decision to increase the middle management of the Company, reducing the number of offices per supervisor to a lower level. Overall, however, the average general and administrative expense per open office decreased by .20% when comparing the latest two fiscal years. As a percent of total revenues, general and administrative expenses increased from 58.7% in fiscal 1996 to 62.2% in fiscal 1997.

     Interest expense increased by 23.5% to $4.3 million during fiscal 1997 from $3.5 million in fiscal 1996. This increase was due to the increased level of debt outstanding over the two fiscal years, primarily as a result of the $16 million spent on the Company's stock repurchase program as well as other growth.

     The Company's effective income tax rate declined to 32.8% during fiscal 1997 from 34.7% during fiscal 1996. This decrease resulted from reduced state income taxes following a Company reorganization completed during fiscal 1996, on which the Company received a full benefit during the current fiscal year.

COMPARISON OF FISCAL 1996 VERSUS FISCAL 1995

     Net income amounted to $10.6 million during fiscal 1996, a 22.5% increase over the $8.6 million earned during fiscal 1995. This increase resulted primarily from an increase in operating income of $2.5 million, or 14.8%, and a decrease in interest expense of $100,000, or 2.8%. The additions to net income were partially offset by an increase in total income tax expense.

     Interest and fee income during fiscal 1996 increased by $7.9 million, or 15.1%, over fiscal 1995. This increase resulted from an increase of $11.6 million, or 17.8%, in average loans receivable between the two years. The increase in interest and fee income resulting from the larger loan base was partially offset by a decrease in the loan yields over the two fiscal years. Overall, interest and fee income as a percentage of average loans receivable decreased from 80.1% in fiscal 1995 to 78.2% during fiscal 1996. This decrease in yield resulted from higher growth in Tennessee and Louisiana during fiscal 1996, which are lower yielding states.

     Insurance commissions and other income increased by $3.7 million, or 63.7%, over the two fiscal years. Insurance commissions increased by $571,000, or 13.7%, as a result of the increase in loan volume in states where credit insurance may be sold. Other income increased by $3.2 million, or 186.3%, as a result of the $2.5 million increase in net revenue generated by ParaData, as well as an increase of $475,000 in gross profit from the Company's World Class Buying Club program, which was implemented during the fourth quarter of fiscal 1995. ParaData's contribution to other income in fiscal 1996 was unusually large, as the fiscal 1996 contribution included the results of a major sale of the ParaData System to one large customer. Total revenues increased to $69.9 million in fiscal 1996, an increase of $11.7 million, or 20.0%, over the $58.2 million in fiscal 1995. Revenues from the 217 offices open throughout both years increased approximately 10.8%. At March 31, 1996, the Company had 282 offices in operation, an increase of 38 offices from March 31, 1995.

     The provision for loan losses during fiscal 1996 increased by $3.4 million, or 59.0%, from the previous year. This increase resulted from a combination of increases in both the general allowance for loan losses and the amount of loans charged off. As a percentage of loans receivable outstanding, the allowance for loan losses increased slightly to 6.3% at March 31, 1996, compared to 6.1% at March 31, 1995. Net charge-offs for fiscal 1996 amounted to $8.7 million, a 75.4% increase over the $4.9 million charged off during fiscal 1995, and net charge-offs as a percentage of average loans increased to 11.2% for fiscal 1996 from 7.5% for the previous fiscal year.

     General and administrative expenses during fiscal 1996 increased by $5.7 million, or 16.2%, over the previous fiscal year. This increase was due primarily to costs associated with the 38 new offices opened or acquired during the fiscal year. Excluding the expenses associated with ParaData, general and administrative expenses, when divided by average open offices, increased by less than 1% when comparing the two fiscal years and, overall, general and administrative expenses as a percent of total revenues, decreased from 60.6% in fiscal 1995 to 58.7% during fiscal 1996.

     Interest expense decreased despite the overall growth in assets by $100,000, or 2.8%, during fiscal 1996, as compared to the previous fiscal year. This decrease was due to the Company's continuing ability to generate excess cash and a slight reduction in overall interest rates during the current fiscal year.

     The Company's effective income tax rate declined to 34.7% during fiscal 1996 from 36.3% during the previous fiscal year. This decrease resulted primarily from reduced state income taxes following a Company reorganization accomplished during fiscal 1996 and the reduced amortization of nondeductible goodwill.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CREDIT LOSS EXPERIENCE

     Delinquency is computed on the basis of the date of the last full contractual payment on a loan (known as the recency method) and on the basis of the amount past due in accordance with original payment terms of a loan (known as the contractual method). Management closely monitors portfolio delinquency using both methods to measure the quality of the Company's loan portfolio and the potential for credit losses.

     The Company maintains an allowance for loan losses in an amount that, in management's opinion, is adequate to cover losses inherent in the existing loan portfolio. The Company charges against current earnings, as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover future losses of principal. The Company's policy is to charge off loans on which a full contractual installment has not been received during the prior 180 days, or sooner if the loan is deemed uncollectible. Collection efforts on charged-off loans continue until the obligation is satisfied or until it is determined such obligation is not collectible or the cost of continued collection efforts will exceed the potential recovery. Recoveries of previously charged-off loans are credited to the allowance for loan losses.

     The following table sets forth the Company's allowance for loan losses at the end of the fiscal years ended March 31, 1997, 1996, and 1995 and the credit loss experience over the indicated periods:


                                                                                    At or for the
                                                                                Years Ended March 31,
                                                                          1997       1996       1995
                                                                        -------    -------    -------
                                                                                (Dollars in thousands)

Allowance for loan losses                                               $ 6,283    $ 5,007    $ 4,364
Percentage of loans receivable                                             7.0%       6.3%       6.1%

Provision for loan losses                                               $12,114    $ 9,194    $ 5,783

Net charge-offs                                                         $11,712    $ 8,664    $ 4,940
Net charge-offs as a percentage of average loans receivable (1)           13.7%      11.2%       7.5%

  The following table classifies the gross loans receivable of the Company that were delinquent on a recency and contractual basis for at least 60 days at March 31, 1997, 1996, and 1995:

                                                                                 At March 31,
                                                                          1997       1996       1995
                                                                        -------    -------    -------
                                                                            (Dollars in thousands)
Recency basis:
  60 - 89 days past due                                                 $ 1,812    $ 1,704    $ 1,440
  90 - 179 days past due                                                    640        439        518
                                                                        -------    -------    -------

    Total                                                               $ 2,452    $ 2,143    $ 1,958
                                                                        =======    =======

Percentage of period end gross loans receivable                            2.2%       2.2%       2.2%

Contractual basis:
  60 - 89 days past due                                                 $ 2,227    $ 2,172    $ 1,775
  90 - 179 days past due                                                  1,912      1,662      1,396
                                                                        -------    -------    -------

    Total                                                               $ 4,139    $ 3,834    $ 3,171
                                                                        =======    =======    =======

Percentage of period end gross loans receivable                            3.6%       3.9%       3.6%

------------------
(1)Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.

MANAGEMENT'S DISCUSSION AND ANALYSIS


QUARTERLY INFORMATION AND SEASONALITY

     The Company's loan volume and corresponding loans receivable follow seasonal trends. The Company's highest loan demand typically occurs from October through December, its third fiscal quarter. Loan demand has generally been the lowest and loan repayment highest from January to March, its fourth fiscal quarter. Loan volume and average balances typically remain relatively level during the remainder of the year. This seasonal trend affects quarterly operating performance through corresponding fluctuations in interest and fee income and insurance commissions earned and the provision for loan losses recorded, as well as fluctuations in the Company's cash needs. Consequently, operating results for the Company's third fiscal quarter generally are significantly lower than in other quarters and operating results for its fourth fiscal quarter significantly higher than in other quarters.

     The following table sets forth certain items included in the Company's unaudited consolidated financial statements and the offices open for the period indicated.


                                              AT OR FOR THE THREE MONTHS ENDED
                  ---------------------------------------------------------------------------------------
                  June  30,  Sept. 30,   Dec. 31,   March 31,  June 30,   Sept. 30,  Dec. 31,   March 31,
                    1995        1995       1995       1996       1996       1996       1996       1997
                  --------   ---------  --------   ---------   --------   ---------  --------   ---------
                                                  (Dollars in thousands)

Total revenues    $ 15,861   $ 17,391   $ 18,053   $ 18,568     17,307     17,995     19,169     20,847
Provision for
  loan losses        1,639      2,526      3,248      1,781      2,246      3,028      4,198      2,642
General and
  administrative
  expenses           9,965     10,003     11,147      9,908     11,007     10,998     12,415     12,426
Net income           2,208      2,530      1,754      4,064      2,064      1,931        922      3,166

Gross loans
   receivable       92,327     97,537    109,296     99,426    103,832    107,692    128,182    113,439
Number of
  offices open         274        275        276        282        297        306        342        336


IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS AND REGULATORY POLICIES

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. Those standards are based on consistent application of the financial components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. This statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. In December 1996, the FASB issued SFAS 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which defers for one year the applications of certain requirements under SFAS 125. The Company does not expect SFAS 125 to have a significant impact on its financial condition or results of operations.

     In February 1997, the FASB issued SFAS No. 128, Earnings per Share, which is effective for both interim and annual periods ending after December 15, 1997. This statement supersedes Accounting Principles Board Opinion No. 15, Earnings per Share. The purpose of this statement is to simplify current reporting and make U. S. reporting comparable to international standards. The statement requires dual presentation of basic and diluted earnings per share ("EPS") by entities with complex capital structures (as defined by the statement). The Company anticipates that adoption of this standard will not have a material affect on EPS.

     Also, in February 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure," which is effective for financial statements for periods ending after December 15, 1997. This statement applies to both public and nonpublic entities. The new statement requires no change for entities subject to the existing requirements. The Company anticipates that adoption of the standard will not have a material affect on the Company.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations, acquisitions and office expansion through cash flow from operations and borrowings under its revolving credit agreement. The Company has generally applied its cash flow from operations to fund its increasing loan volume, to fund acquisitions, to repay long-term indebtedness and, more recently, to repurchase its common stock. As the Company's gross loans receivable increased from $61.7 million at March 31, 1993 to $113.4 million at March 31, 1997, net cash provided by operating activities for fiscal years 1995, 1996, and 1997 was $18.2 million, $21.7 million, and $23.2 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Company's primary ongoing cash requirements relate to the funding of new offices, acquisitions, and overall growth of loans outstanding and the repayment of long-term indebtedness. Through the end of fiscal 1997, the Company had repurchased 1,986,000 shares of its common stock under its repurchase program, for an aggregate purchase price of approximately $16.0 million. Because of certain loan agreement restrictions, the Company temporarily suspended its stock repurchases, but believes stock repurchases to be a viable long-term strategy and an excellent use of excess cash at attractive market prices. In addition, the Company plans to open or acquire at least 30 new offices in each of the next two fiscal years. Expenditures by the Company to open and furnish new offices generally averaged approximately $15,000 per office during fiscal 1997. The Company believes that new offices have also required from $100,000 to $400,000 to fund outstanding loans receivable originated during their first 12 months of operation. New offices typically have achieved monthly operating profitability within 12 to 24 months after opening.

     The Company has $12.0 million remaining principal balance of 8.5% senior secured notes due December 1, 1999 (the "Term Notes"). The Term Notes provide for interest payments to be made semi-annually with equal principal payments to be made annually on each December 1.

     The Company has a $50.0 million revolving credit facility with a syndicate of banks, with a $25.0 million overline facility for the period November 30, 1996 to April 15, 1997. The credit facility will expire on November 30, 1998. Funds borrowed under the revolving credit facility bear interest, at the Company's option, at either the agent bank's prime rate per annum or the LIBOR rate plus 1.60% per annum. At March 31, 1997, the interest rate on borrowings under the revolving credit facility was 7.28%. The Company pays a commitment fee equal to 0.375% of the daily unused portion of the revolving credit facility. Amounts outstanding under the revolving credit facility may not exceed specified percentages of eligible loans receivable. On March 31, 1997, $46.2 million was outstanding under this facility, and there was $28.8 million of unused borrowing availability under the borrowing base limitations. As of June 20, 1997, however, the overline facility had expired and the Company's unused borrowing availability was $3.3 million. Borrowings under the revolving credit facility and Term Notes are secured by a lien on substantially all the tangible and intangible assets of the Company and its subsidiaries pursuant to various security agreements.

     The Company's credit agreements contain a number of financial covenants, including minimum net worth and fixed charge coverage requirements. The credit agreements also contain certain other covenants, including covenants that impose limitations on the Company with respect to (i) declaring or paying dividends or making distributions on or acquiring common or preferred stock or warrants or options, (ii) redeeming or purchasing or prepaying principal of or interest on subordinated debt, (iii) incurring additional indebtedness and (iv) entering into a merger, consolidation or sale of substantial assets or subsidiaries. The Term Notes are also subject to a prepayment penalty. The Company believes that it is in material compliance with these agreements and does not believe that these agreements will materially limit its business and expansion strategy.

     Subsequent to March 31, 1997, the Company entered into a commitment to borrow $10.0 million through the issuance of senior subordinated notes. This transaction is expected to be completed in June 1997, and the proceeds will be used to repay a portion of the revolving credit facility. These notes will mature in five annual installments of $2.0 million beginning June 1, 2000, and ending June 1, 2004, and bear interest at 10.0% payable quarterly. The notes will be issued at a discounted price equal to 99.6936%, and may be prepaid subject to certain prepayment penalties.

     Additionally, the Company has received a commitment from an additional primary bank for an additional $15 million in availability under the revolving credit facility under the existing terms. This increase should be effective at the same time as the funding of the subordinated notes.

     If these transactions close as anticipated, the Company will have unused borrowing availability of $28.3 million on a proforma basis. There can be no assurance, however, that these transactions will close, and if either does not close, the Company may be required to seek other alternative sources of capital.

     The Company acquired 46 offices from competitors in five states in 16 separate transactions during fiscal 1997. Gross loans receivable purchased in these transactions were approximately $14.7 million in the aggregate at the dates of purchase. The Company believes that attractive opportunities to acquire new offices or receivables from its competitors or to acquire offices in communities not currently served by the Company will continue to become available as conditions in local economies and the financial circumstances of owners change. On December 1, 1996, the Company paid the second installment on its 8 1/2% Senior Term Notes of $4.0 million. The Company financed the acquisitions and the Term Note repayment with borrowings under its revolving credit facility.

     The Company believes that cash flow from operations, borrowings under its revolving credit facility, as amended, and the anticipated proceeds of the subordinated debt will be adequate to fund the expected cost of opening or acquiring new offices, including funding initial operating losses of new offices and funding loans receivable originated by those offices and the Company's other offices and the scheduled repayment of the Term Notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INFLATION

     The Company does not believe that inflation has a material adverse effect on its financial condition or results of operations. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. While increases in operating costs would adversely affect the Company's operations, the consumer lending laws of three of the nine states in which the Company operates allow indexing of maximum loan amounts to the Consumer Price Index. These provisions will allow the Company to make larger loans at existing interest rates in those states, which could offset the potential increase in operating costs due to inflation.

OTHER MATTERS

     The Company and its Georgia subsidiary are named as co-defendants with a number of other finance companies, jewelry and furniture retailers, and insurance companies in a consolidated nationwide class action, currently pending in U. S. District Court in Alabama under the caption In re: Consolidated "Non-filing Insurance" Fee Litigation (Multidistrict Litigation Docket No. 1130,
U. S. District Court, Middle District of Alabama, Northern Division). The consolidated action involves the defendants' non-file insurance practices. The complaint alleges, among other things, that the defendants' non-file insurance coverages do not constitute true insurance, and that the defendants' practices with respect to non-file insurance constitute alleged federal truth-in-lending, RICO and antitrust violations. The complaint has been certified as a nationwide class action and seeks to recover money damages and injunctive relief. The complaint was filed on April 18, 1995, the Company has filed an answer, and the parties are in the discovery process. The Company has been advised that certain of the defendants in the case have agreed to settle the claims made against them by paying money damages to the plaintiffs. The Company has also been advised that certain of the settling defendants have agreed to change their non-file insurance practices. If the Company's non-file insurance practices are found to be improper, the Company could be required to refund non-file insurance fees, pay other significant damages to the plaintiffs, and change its non-file insurance practices going forward, and the Company could experience a reduction in future income. The Company disputes the allegations made in the complaint, and intends to continue to defend itself vigorously.

     Management's statement of expectation with respect to this litigation may be deemed a forward-looking statement, within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), and no assurance can be given that management's expectation will prove correct, as such expectation is subject to certain risks, uncertainties and assumptions based on the preliminary nature of the case and the vagaries of litigation generally. Should one or more of these risks materialize or should underlying assumptions prove incorrect, the actual outcome of this litigation could differ materially from management's expectation (See Note 6 of Notes to Consolidated Financial Statements).

FORWARD-LOOKING STATEMENTS

     In addition to "Other Matters" above, the remaining portions of this "Management's Discussion and Analysis of Financial Condition and Results of Operations" may contain various "forward-looking statements," within the meaning of Section 21E of the Exchange Act, that are based on management's belief and assumptions, as well as information currently available to management. When used in this document, the words "anticipate," "estimate," "expect," and similar expressions may identify forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or financial condition may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's results, performance or financial condition are changes in economic and industry conditions; changes in interest rates; risks inherent in making loans including repayment risks and value of collateral; and recently-enacted or proposed legislation.

CONSOLIDATED BALANCE SHEETS




                                                                                   March 31,
                                                                           1997              1996
                                                                     -------------    -------------
                                 ASSETS
Cash                                                                 $   1,486,073        1,693,747

Gross loans receivable                                                 113,439,027       99,425,915

Less:

     Unearned interest and deferred fees                               (23,899,194)     (19,802,649)

     Allowance for loan losses                                          (6,283,459)      (5,006,703)
                                                                     --------------   --------------
     Loans receivable, net                                              83,256,374       74,616,563

Property and equipment, net                                              6,102,125        5,643,120

Other assets, net                                                        2,201,757        2,609,329

Intangible assets, net                                                   9,117,033        4,859,807
                                                                     --------------   --------------

                                                                     $ 102,163,362       89,422,566
                                                                     =============    =============
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:

     Senior notes payable                                               58,200,000       37,750,000

     Other note payable                                                    482,000          482,000

     Income taxes payable                                                  853,307        2,311,456

     Accounts payable and accrued expenses                               3,664,592        3,999,442
                                                                     --------------   --------------
         Total liabilities                                              63,199,899       44,542,898
                                                                     ==============   ==============
Shareholders' equity:

     Preferred stock, no par value

         Authorized 5,000,000 shares                                          --               --

     Common stock, no par value

         Authorized 95,000,000 shares;
         issued and outstanding 18,936,573 and 20,686,573 shares
         at March 31, 1997, and 1996, respectively                            --               --

     Additional paid-in capital                                            625,592       14,625,136

     Retained earnings                                                  38,337,871       30,254,532
                                                                     --------------   --------------
         Total shareholders' equity                                     38,963,463       44,879,668
                                                                     --------------   --------------
Commitments and contingencies
                                                                     $ 102,163,362       89,422,566
                                                                     =============    =============
          See accompanying notes to consolidated financial statements.


                                       13



CONSOLIDATED STATEMENT OF OPERATIONS


                                                                Years Ended March 31,
                                                        1997             1996             1995
                                                  -------------     -----------      -----------
Revenues:

     Interest and fee income                       $ 67,454,576      60,265,321       52,340,734

Insurance commissions and other income                7,863,196       9,608,177        5,870,823
                                                   ------------     -----------       ----------
Total revenues                                       75,317,772      69,873,498       58,211,557
                                                   ------------     -----------       ----------


Expenses:

     Provision for loan losses                       12,114,374       9,194,422        5,783,017
                                                   ------------     -----------       ----------
     General and administrative expenses:

         Personnel                                   28,161,923      24,808,100       21,944,832

         Occupancy and equipment                      5,037,019       4,278,456        3,519,150

         Data processing                              1,027,590         948,542          850,224

         Advertising                                  2,897,659       2,576,112        1,886,383

         Amortization of intangible assets            3,020,259       2,723,580        2,932,645

         Other                                        6,701,258       5,687,731        4,168,228
                                                   ------------     -----------       ----------
                                                     46,845,708      41,022,521       35,301,462
                                                   ------------     -----------       ----------
     Interest expense                                 4,322,351       3,498,497        3,598,366
                                                   ------------     -----------       ----------
              Total expenses                         63,282,433      53,715,440       44,682,845
                                                   ------------     -----------       ----------

Income before income taxes                           12,035,339      16,158,058       13,528,712

Income taxes                                          3,952,000       5,602,000        4,910,000
                                                   ------------     -----------       ----------
Net income                                         $  8,083,339      10,556,058        8,618,712
                                                   ============     ===========       ==========
Net income per common share

     Primary                                       $        .41             .49              .41
                                                   ============     ===========       ==========
     Fully diluted                                 $        .41             .49              .41
                                                   ============     ===========       ==========

Weighted average common equivalent shares outstanding

     Primary                                         19,832,525      21,653,096       20,787,195
                                                   ============     ===========       ==========
     Fully diluted                                   19,839,942      21,702,817       20,787,195
                                                   ============     ===========       ==========


          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                           Additional
                                                             Paid-in          Retained
                                                             Capital          Earnings        Total
                                                           ------------     -----------    -----------
Balances at March 31, 1994                                 $ 15,778,016      11,079,762     26,857,778

Tax benefit from vesting of 45,000 restricted shares
   of common stock                                               33,293            --           33,293

Proceeds from exercise of stock options (54,000 shares),
   including tax benefits of $84,744                            248,183            --          248,183

Net income                                                         --         8,618,712      8,618,712
                                                           -------------     ----------    ------------
Balances at March 31, 1995                                   16,059,492      19,698,474     35,757,966

Proceeds from exercise of stock options (45,000 shares),
   including tax benefits of $124,140                           326,168            --          326,168

Common stock repurchases (176,000 shares)                    (1,760,524)           --       (1,760,524)

Net income                                                         --        10,556,058     10,556,058
                                                           -------------     ----------    ------------
Balances at March 31, 1996                                   14,625,136      30,254,532     44,879,668

Proceeds from exercise of stock options (60,000 shares),
   including tax benefits of $66,469                            259,294            --          259,294

Common stock repurchases (1,810,000 shares)                 (14,258,838)           --      (14,258,838)

Net income                                                         --         8,083,339      8,083,339
                                                           -------------     ----------    ------------
Balances at March 31, 1997                                 $    625,592      38,337,871     38,963,463
                                                           =============     ==========    ============



          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  Years Ended March 31,
                                                                        1997              1996            1995
                                                                   ------------        ----------       ---------
Cash flows from operating activities:
   Net income                                                      $  8,083,339        10,556,058       8,618,712

   Adjustments to reconcile net income to net cash provided by operating activities:

       Amortization of intangible assets                              3,020,259         2,723,580       2,932,645

       Amortization of loan costs and discounts                          80,841            86,054         205,996

       Provision for loan losses                                     12,114,374         9,194,422       5,783,017

       Depreciation                                                   1,319,667         1,063,772         875,346

       Change in accounts:

           Other assets, net                                            326,731          (421,812)         25,316

           Income taxes payable                                      (1,391,680)       (1,836,459)       (235,816)

           Accounts payable and accrued expenses                       (334,850)          371,976         (28,955)
                                                                    ------------     ------------    ------------
              Net cash provided by operating activities              23,218,681        21,737,591      18,176,261
                                                                    ------------     ------------    ------------
Cash flows from investing activities:

   Increase in loans receivable, net                                 (8,146,358)      (14,870,228)    (17,707,816)

   Net assets acquired from office acquisitions, primarily loans    (12,688,099)       (1,839,174)       (505,536)

   Increase in intangible assets from acquisitions                   (7,277,485)         (973,500)       (200,715)

Costs of organizing new subsidiaries                                       --             (96,360)           --

Purchases of property and equipment, net                             (1,698,400)       (2,247,785)     (1,831,981)
                                                                    ------------     ------------    ------------
   Net cash used by investing activities                            (29,810,342)      (20,027,047)    (20,246,048)
                                                                    ------------     ------------    ------------
Cash flows from financing activities:

   Proceeds from senior revolving notes payable, net                 24,450,000         4,350,000       7,650,000

   Repayment of senior term notes payable                            (4,000,000)       (4,000,000)           --

   Repayment of senior subordinated notes payable                          --                --        (5,900,000)

   Proceeds from exercise of stock options                              192,825           202,028         163,439

   Repurchase of common stock                                       (14,258,838)       (1,760,524)           --
                                                                    ------------     ------------    ------------
Net cash provided by (used in) financing activities                   6,383,987        (1,208,496)      1,913,439
                                                                    ------------     ------------    ------------
Increase (decrease) in cash                                            (207,674)          502,048        (156,348)

Cash at beginning of year                                             1,693,747         1,191,699       1,348,047
                                                                    ------------     ------------    ------------
Cash at end of year                                                $  1,486,073         1,693,747       1,191,699
                                                                   =============     ============    ============

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Company's accounting and reporting policies are in accordance with generally accepted accounting principles and conform to general practices within the finance company industry. The following is a description of the more significant of these policies used in preparing the consolidated financial statements.

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of World Acceptance Corporation and its wholly owned subsidiaries (the Company). Subsidiaries consist of operating entities in various states, ParaData Financial Systems, a software company acquired during fiscal 1994, and WAC Holdings Ltd., a captive reinsurance company established in fiscal 1994. All significant intercompany balances and transactions have been eliminated in consolidation.

         LOANS AND INTEREST INCOME

         The Company is licensed to originate direct cash consumer loans in the states of Georgia, South Carolina, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, and New Mexico. During fiscal 1997, the Company originated loans generally ranging up to $1,500, with terms of 15 months or less. Experience indicates that a majority of the direct cash consumer loans are renewed.

         Fees received and direct costs incurred for the origination of loans are deferred and amortized to interest income over the contractual lives of the loans. Unamortized amounts are recognized in income at the time that loans are renewed or paid in full.

         Loans are carried at the gross amount outstanding reduced by unearned interest and insurance income, net deferred origination fees and direct costs, and an allowance for loan losses. Unearned interest is deferred at the time the loans are made and accreted to income on a collection method, which approximates the level yield method. Charges for late payments are credited to income when collected.

         The Company generally offers its loans at the prevailing statutory rates at terms not to exceed 15 months. Management believes that the carrying value approximates the fair value of its loan portfolio.

         ALLOWANCE FOR LOAN LOSSES

         Additions to the allowance for loan losses are based on management's evaluation of the loan portfolio under current economic conditions, the volume of the loan portfolio, overall portfolio quality, review of specific loans, charge-off experience, and such other factors which, in management's judgment, deserve recognition in estimating loan losses. Loans are charged off at the earlier of when such loans are deemed to be uncollectible or when six months have elapsed since the date of the last payment. The gross balance of loans deemed to be uncollectible is charged against the loan loss allowance and any unearned income on the loans is recognized at that time. Recoveries of previously charged-off loans are credited to the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the calculations.

         At March 31, 1997 and 1996, there were no concentrations of loans in any local economy, type of property, or to any one borrower.

         PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         OTHER ASSETS

         Other assets include costs incurred in connection with originating long-term debt. Such remaining unamortized costs aggregated $104,351 and $123,692 at March 31, 1997 and 1996, respectively, and are amortized as interest expense over the life of the respective indebtedness.

         INTANGIBLE ASSETS

         Intangible assets include the cost of acquiring existing customers, the value assigned to noncompete agreements, costs incurred in connection with the acquisition of loan offices, and goodwill (the excess cost over the fair value of the net assets acquired). These assets are being amortized on a straight-line basis over the estimated useful lives of the respective assets as follows: 8 to 10 years for customer lists, 5 to 10 years for noncompete agreements and acquisition costs, and 10 years for goodwill. Management periodically evaluates the recoverability of the unamortized balances of these assets and adjusts them as necessary.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about the Fair Value of Financial Instruments" ("SFAS 107") in December 1991. SFAS 107 requires disclosures about the fair value of all financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The carrying amount of financial instruments included in the financial statements are deemed reasonable estimates of their fair value. The Company adopted the provisions of SFAS 107 in 1996.

         INSURANCE PREMIUMS

         Insurance premiums for credit life, accident and health, and property insurance written in connection with certain loans, net of refunds and applicable advance insurance commissions retained by the Company, are remitted monthly to an insurance company. All commissions are credited to unearned insurance commissions and recognized as income over the life of the related insurance contracts, using a method similar to that used for the recognition of interest income.

         NON-FILE INSURANCE

         Non-file fees are charged on certain loans at inception and renewal in lieu of recording and perfecting the Company's security interest in the assets pledged on certain loans and are remitted as premiums to a third party insurance company for non-file insurance coverage. Such insurance and the related insurance premiums, claims, and recoveries are not reflected in the accompanying consolidated financial statements (see note 6).

         Certain losses related to such loans, which are not recoverable through life, accident and health, or property insurance claims are reimbursed through non-file insurance claims subject to policy limitations. Any remaining losses are charged to the allowance for loan losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         INCOME TAXES

         The Company uses the asset and liability method of accounting for income taxes required by SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         SUPPLEMENTAL CASH FLOW INFORMATION

         For the years ended March 31, 1997, 1996, and 1995, the Company paid interest of $4,302,473, $3,473,149, and $3,350,028, respectively.

         For the years ended March 31, 1997, 1996, and 1995, the Company paid income taxes of $5,343,680, $6,981,463, and $5,145,816, respectively.

         Supplemental non-cash financing activities for the years ended March 31, 1997, 1996, and 1995, consist of:

                                                                                 1997             1996            1995
                                                                            --------------    ------------    ------------
             Tax benefits from issuance of restricted executive stock       $      -               -              33,293
             Tax benefits from exercise of stock options                        66,469         124,140            84,744

         EARNINGS PER COMMON SHARE

         Net income per common share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period using the treasury stock method. On August 31, 1995, the Company effected a three-for-one stock split, which was paid in the form of a share dividend of two shares of common stock for each outstanding share. Prior period average shares outstanding and net income per share have been restated to reflect this stock split.

         STOCK-BASED COMPENSATION

         SFAS 123, "Accounting for Stock-Based Compensation," issued in October 1995, allows a company to either adopt the fair value method of valuation or continue using the intrinsic valuation method presented under Accounting Principles Board ("APB") Opinion 25 to account for stock-based compensation. The fair value method recommended in SFAS 123 requires a company to recognize compensation expense based on the fair value of the option on the grant date. The intrinsic value method measures compensation expense as the difference between the quoted market price of the stock and the exercise price of the option on the date of grant. The Company has elected to continue using APB Opinion 25 and has disclosed in the footnotes pro forma net income and earnings per share information as if the fair value method had been applied.

         RECLASSIFICATION

         Certain reclassification entries have been made for fiscal 1996 and 1995 to conform with fiscal 1997 presentation. There was no impact on shareholders' equity or net income as a result of these reclassifications.


(2)      ALLOWANCE FOR LOAN LOSSES

         The following is a summary of the changes in the allowance for loan losses for the years ended March 31, 1997, 1996, and 1995:


                                                                      March 31,
                                                   -----------------------------------------------
                                                        1997                1996           1995
                                                  --------------        ------------   -----------
           Balance at the beginning of the year   $    5,006,703         4,363,612      3,479,077
           Provision for loan losses                  12,114,374         9,194,422      5,783,017
           Loan losses                               (12,659,683)       (9,345,509)    (5,252,343)
           Recoveries                                    947,999           681,030        312,595
           Allowance on acquired loans                   874,066           113,148         41,266
                                                   -------------        -----------    -----------
           Balance at the end of the year         $    6,283,459         5,006,703      4,363,612
                                                  ==============        ===========    ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(3)      PROPERTY AND EQUIPMENT



         Summaries of property and equipment follow:                                    March 31,
                                                                                --------------------------
                                                                                    1997           1996
                                                                                -----------    -----------
           Land                                                                 $   269,443       269,443
           Buildings and leasehold improvements                                   2,367,432     1,743,896
           Furniture and equipment                                                7,342,971     6,305,207
                                                                                -----------    -----------
                                                                                  9,979,846     8,318,546
           Less accumulated depreciation and amortization                         3,877,721     2,675,426
                                                                                -----------    -----------
                Total                                                           $ 6,102,125      5,643,120
                                                                                ===========    ===========
(4)   INTANGIBLE ASSETS

         Intangible assets, net of accumulated amortization, consist of:                 March 31,
                                                                                --------------------------
                                                                                    1997           1996
                                                                                -----------    -----------

           Cost of acquiring existing customers                                 $   390,804     2,567,326
           Value assigned to noncompete agreements                                6,587,458     1,894,876
           Goodwill                                                               1,603,364         --
           Other                                                                    535,407       397,605
                                                                                -----------    -----------
                Total                                                           $ 9,117,033     4,859,807
                                                                                ===========    ===========

(5)      NOTES PAYABLE

         Summaries of the Company's notes payable follow:

           SENIOR CREDIT FACILITIES

           $12,000,000 Senior Secured Term Notes -- These notes mature in three annual installments of $4,000,000 due December 1, 1997, 1998 and 1999, and bear interest at 8.5%, payable semi-annually. The notes may be prepaid subject to certain prepayment penalties.

           $50,000,000 Revolving Credit Facility - This facility provides for borrowings of up to $50 million (increased from $20 million to $25 million in September 1994, to $35 million in September 1995, and to $50 million in June 1996), subject to a borrowing base formula. The maximum borrowings were temporarily increased to $75 million for the period November 30, 1996, to April 15, 1997. The Company may borrow, at its option, at the rate of prime or LIBOR plus 1.60%. At March 31, 1997, the Company's interest rate was 7.28% and the unused amount available under the revolver was $28,800,000. The revolving credit facility has a commitment fee of 3/8 of 1% on the unused portion of the commitment, except for the $25 million temporary increase in the commitment, which has a commitment fee of 1/4 of 1% on the unused portion. Borrowings under the revolving credit facility mature on November 30, 1998.

           Subsequent to March 31, 1997, the Company entered into a commitment to borrow $10.0 million through the issuance of senior subordinated notes. This transaction is expected to be completed in June 1997. These notes mature in five annual installments of $2.0 million beginning June 1, 2000 and ending June 1, 2004, and bear interest at 10.0%, payable quarterly. The notes will be issued at a discounted price equal to 99.6936% and may be prepaid subject to certain prepayment penalties.

           Additionally, the Company has received a commitment from an additional bank for an additional $15 million in availability under the revolving credit facility under the existing terms. This increase should be effective at the same time as the funding of the subordinated notes.

           Substantially all of the Company's assets are pledged as collateral for borrowings under senior credit agreements. If the senior subordinated notes are closed, the Company's assets will also be pledged as collateral for those notes on a subordinated basis.


           OTHER NOTE PAYABLE

           The Company also has a $482,000 note payable to an unaffiliated insurance company, bearing interest at 10%, payable annually, which matures in June 1999.

         The various debt agreements contain restrictions on the amounts of permitted indebtedness, investments, working capital, repurchases of common stock and cash dividends. At March 31, 1997, approximately $14,558,000 was available under these covenants for the payment of cash dividends, or the repurchase of the Company's common stock. In addition, the agreements restrict liens on assets and the sale or transfer of subsidiaries. The Company was in compliance with the various debt covenants for all periods presented.

         The aggregate annual maturities of the notes payable for each of the fiscal years subsequent to March 31, 1997, are as follows: 1998, $4,000,000; 1999, $50,200,000; 2000, $4,482,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (6)     NON-FILE INSURANCE

         The Company maintains non-file insurance coverage with an unaffiliated insurance company. Premiums, claims paid, and recoveries under this coverage are not included in the accompanying financial statements. The following is a summary of the non-file insurance activity for the years ended March 31, 1997, 1996, and 1995:

                                              1997                   1996                1995
                                          -------------          -----------         -----------
             Insurance premiums written   $    3,566,960           3,787,289          3,512,106
             Recoveries on claims paid    $      315,112             313,703            236,827
             Claims paid                  $   (3,971,106)         (4,228,665)        (3,240,856)


(7)      LEASES

         The Company conducts most of its operations from leased facilities, except for its owned corporate office building. It is expected that in the normal course of business expiring leases will be renewed at the Company's option or replaced by other leases or acquisitions of other properties.

         The future minimum lease payments under noncancellable operating leases as of March 31, 1997, are as follows:

                      1998                                           $2,133,077
                      1999                                            1,452,978
                      2000                                              843,730
                      2001                                              367,221
                      2002                                               61,005
                      Thereafter                                            725
                                                                    -----------
                               Total future minimum lease payments  $ 4,858,736
                                                                    ===========

         Rental expense for cancellable and noncancellable operating leases for the years ended March 31, 1997, 1996, and 1995 was $2,345,068,
         $2,000,352, and $1,674,860, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 (8)     INCOME TAXES

         Income tax expense for the years ended March 31, 1997, 1996, and 1995, consists of:

                                                                           1997             1996              1995
                                                                     --------------     -----------       -----------
         Current:
              Federal                                                $    4,834,000       6,084,000         5,368,000
              State                                                         292,000         627,000           750,000
                                                                     --------------     -----------       -----------
                  Total                                                   5,126,000       6,711,000         6,118,000
                                                                     --------------     -----------       -----------
         Deferred:
              Federal                                                    (1,107,000)     (1,047,000)       (1,084,000)
              State                                                         (67,000)        (62,000)         (124,000)
                                                                     --------------     -----------       -----------
                  Total                                                  (1,174,000)     (1,109,000)     (1,208,000)
                                                                     ---------------    ------------     ------------
                                                                    $     3,952,000       5,602,000       4,910,000
                                                                     ================    ============     ============

         The income tax expense for the years ended March 31, 1997, 1996, and 1995 differs from the amount computed by applying the U.S. Federal income tax rate of 35% as a result of the following:

                                                              1997             1996          1995
                                                           ------------     ----------    -----------
         Computed "expected" income tax expense            $ 4,212,000      5,655,000      4,735,000
         Increase resulting from:
              State income tax, net of Federal benefit         146,000        368,000        407,000
              Amortization of goodwill                          19,000         13,000         50,000
              Insurance income exclusion                      (235,000)      (238,000)      (239,000)
             Other, net                                      (190,000)      (196,000)       (43,000)
                                                           ------------     ----------    -----------
         Total income tax expense                          $ 3,952,000      5,602,000      4,910,000
                                                           ============     ==========    ===========

         Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the deferred tax asset (liability) at March 31, 1997 and 1996, and 1995, relate to the following:

         Deferred tax assets:                             1997            1996              1995
                                                       -----------     ----------        ---------
     Allowance for doubtful accounts                   $ 2,293,000      1,953,000        1,658,000
     Unearned insurance commissions                        501,000        465,000          395,000
     Accounts payable and accrued expenses primarily
         related to employee benefits                      193,000        213,000          139,000
     Accrued state taxes                                      --           55,000           99,000
     Other                                                 110,000         29,000           41,000
                                                        -----------    -----------       ---------

Gross deferred tax assets                                3,097,000      2,715,000        2,332,000
Less valuation allowance                                   (30,000)       (29,000)         (41,000)
                                                        -----------    -----------       ----------
Net deferred tax assets                                $ 3,067,000      2,686,000        2,291,000
                                                        -----------    -----------       ----------

Deferred tax liabilities:

     Intangible assets                                        --       (1,051,000)      (1,853,000)
     Deferred net loan origination fees                   (325,000)      (323,000)        (287,000)
     Purchase accounting adjustments                      (115,000)          --             --
     Other                                                (304,000)      (163,000)        (111,000)
                                                        -----------    -----------      -----------
Gross deferred tax liabilities                            (744,000)    (1,537,000)      (2,251,000)
                                                        -----------    -----------      -----------
Net deferred tax assets                                $ 2,323,000       1,149,000          40,000
                                                        ===========    ===========      ===========



         A valuation allowance is established for any portion of the gross deferred tax asset that is not more likely than not to be realized. The realization of net deferred tax assets is based on utilization of loss carrybacks to prior taxable periods, anticipation of future taxable income and the utilization of tax planning strategies. Management has determined that it is more likely than not that the net deferred tax asset can be realized based upon these criteria.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (9)     BENEFIT PLANS

         RETIREMENT PLAN

         The Company provides a defined contribution employee benefit plan (401(k) plan) covering full-time employees, whereby employees can invest up to 15% of their gross pay. The Company makes a matching contribution equal to 50% of the employees' contributions for the first 6% of gross pay. The Company's expense under this plan was $268,214, $258,240, and $257,822 for the years ended March 31, 1997, 1996, and
         1995, respectively.

         STOCK OPTION PLANS

         The Company has a 1992 Stock Option Plan and a 1994 Stock Option Plan for the benefit of certain directors, officers, and key employees. Under these plans, 3,750,000 shares of authorized common stock have been reserved for issuance pursuant to grants approved by the Stock Option Committee. The options have a maximum duration of 10 years, may be subject to certain vesting requirements, and are priced at the market value of the Company's common stock on the date of grant of the option.

         The Company applies APB Opinion 25 in accounting for the stock-based option plans which are described in the preceding paragraph. Accordingly, no compensation expense has been recognized for the stock-based option plans. Had compensation cost been recognized for the stock-based option plans applying the fair-value-based method as prescribed by SFAS 123, the Company's net income and earning per share would have been reduced to the pro forma amounts indicated below:

($ in thousands except per share amounts)
                                       1997              1996
Net Income
   As reported                      $    8,083          10,556
   Pro forma                             7,639          10,338

Primary earnings per share
   As reported                      $      .41             .49
                                    ==========          ======
   Pro forma                        $      .39             .48
                                    ==========          ======

Fully diluted earnings per share
   As reported                      $      .41             .49
                                    ==========          ======
   Pro forma                        $      .39             .48
                                    ==========          ======

         The effects of applying SFAS 123 may not be representative of the effects on reported net income in future years.

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997 and 1996: dividend yield of zero; expected volatility of 44%; risk-free interest rate of 6.63%; and expected lives of 10 years for all plans in both years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         At March 31, 1997, the Company had the following options outstanding:

                                   SHARES            SHARES            SHARES           PRICE            EXPIRATION
         GRANT DATE                GRANTED         EXERCISABLE        EXERCISED        PER SHARE              DATE
         ----------                -------         -----------        ---------        ---------         -----------
         April 22, 1992            150,000            120,000              -             $  2.98         April 22, 2002
         April 30, 1992             24,000             24,000            6,000           $  3.04         April 30, 2002
         October 20, 1992          361,500            297,000          138,500           $  2.92         October 20, 2002
         January 20, 1993           36,000             21,600              -             $  5.04         January 20, 2003
         April 7, 1993              90,000             54,000            4,000           $  6.33         April 7, 2003
         April 30, 1993             18,000             18,000              -             $  5.54         April 30, 2003
         October 19, 1993          373,500            228,300           13,500           $  6.88         October 19, 2003
         April 30, 1994             24,000             24,000              -             $  5.75         April 30, 2004
         October 13, 1994          591,000            238,200            6,000           $  7.48         October 13, 2004
         April 1,1995              211,692            141,128              -             $  8.63         April 1, 2005
         April 30, 1995             24,000             24,000              -             $  9.50         April 30, 2005
         June 26, 1995              75,000             15,000              -              $11.33         June 26, 2005
         October 31, 1995          150,500             30,100              -              $13.00         October 31, 2005
         January 23, 1996           15,000               -                 -              $10.25         January 23, 2006
         April 1, 1996             196,177             65,392              -              $10.75         April 1, 2006
         April 1, 1996              45,300              -                  -              $10.75         April 1, 2006
         April 30, 1996             24,000             24,000              -              $10.06         April 30, 2006
         July 18, 1996              14,600             14,600              -               $6.75         July 18, 2006
         October 25, 1996          227,000               -                 -               $6.96         October 25, 2006
         January 27, 1997           36,000               -                 -               $5.94         January 27, 2007
         March 31, 1997             38,300               -                 -               $5.41         March 31, 2007
                                ----------           --------          -------
                Total            2,725,569          1,339,320          168,000
                                 =========          =========          =======



         On April 1, 1997, and on April 29, 1997, the Company granted options for an additional 78,662 shares and 24,000 shares, respectively, under the plans to certain executives and on April 30, 1997, an additional 24,000 shares under the plans were granted to non-management directors pursuant to the terms of the plan, leaving 897,769 shares of common stock available for future grants. No expense has been recorded relative to stock options granted to date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (10)    ACQUISITIONS

         During fiscal 1997, the Company purchased the net assets of forty-six consumer loan offices for a total consideration of $17,282,138. Total net loans receivable acquired amounted to $10,051,841, and the Company paid $7,292,652 for non-compete agreements with predecessor owners and other intangible assets. Nine of the forty-six offices acquired were merged into existing offices.

         During fiscal 1996, the Company purchased the net assets of twenty-one consumer loan offices for a total consideration of $2,817,090. Total net loans receivable acquired amounted to $1,777,441, and the Company paid $973,500 for non-compete agreements with predecessor owners and other intangible assets. Thirteen of the twenty-one offices acquired were merged into existing offices.

         During fiscal 1995, the Company purchased the net assets of eight consumer loan offices for a total consideration of $707,051. Total net loans receivable acquired amounted to $490,536, and the Company paid $200,715 for non-compete agreements with predecessor owners and other intangible assets. Six of the eight offices acquired were merged into existing Company offices.


 (11)    PARADATA SUBSIDIARY

         The Company operates a wholly owned subsidiary doing business as ParaData Financial Systems (ParaData). ParaData has developed and markets a proprietary data processing software package for use in the finance industry. The Company completed the conversion of substantially all of its consumer finance offices to this new system in April 1994.

         The following statements of operations data for ParaData were included in the Consolidated Statements of Operations for the fiscal years ended March 31, 1997, 1996 and 1995:

                                                            Years Ended March 31,
                                                     1997           1996          1995
                                                 -----------   ------------   -----------
           Sales and system support              $ 1,689,204      6,632,897     1,537,411
           Cost of sales                             253,584      3,209,818       360,688
                                                 -----------   ------------   -----------
               Net margin                          1,435,620      3,423,079     1,176,723
                                                 -----------   ------------   -----------
           General and administrative expenses:
               Personnel                           1,026,172        974,299       756,829
               Occupancy and equipment               276,342        256,843       241,707
               Advertising                             7,601          5,729         2,799
               Amortization of intangibles            28,756         28,754        28,748
               Other                                 181,575        214,819       147,921
                                                 -----------   ------------   -----------
                                                   1,520,446      1,480,444     1,178,004
           Interest expense                             --           23,898        15,294
                                                 -----------   ------------   -----------
           Net income (loss) before income taxes $   (84,826)     1,918,737       (16,575)
                                                 ===========   ============   ===========

         Included in sales and system support is $278,000 of data processing fees that were charged to the parent for fiscal 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12)     QUARTERLY INFORMATION (UNAUDITED)

         The following sets forth selected quarterly operating data:

                                                          1997                                  1996
                                         -------------------------------------  -------------------------------------
                                          First    Second     Third    Fourth     First    Second     Third    Fourth
                                         -------    ------    ------   -------    ------   -------    ------   ------
                                                          (in thousands, except earnings per share date)
Total revenues                           $17,307    17,995    19,169    20,847    15,861    17,391    18,053    18,568
Provision for loan losses                  2,246     3,028     4,198     2,642     1,639     2,526     3,248     1,781
General and administrative expenses       11,007    10,998    12,415    12,426     9,965    10,003    11,147     9,908
Interest expense                             880       997     1,138     1,308       799       917       899       883
Income tax expense                         1,110     1,041       496     1,305     1,250     1,415     1,005     1,932
                                         -------    ------    ------    ------    ------    ------    ------    ------
Net income                                 2,064     1,931       922     3,166     2,208     2,530     1,754     4,064
                                         =======    ======    ======    ======    ======    ======    ======    ======
Fully diluted per share data:
   Earnings per share                    $   .10       .10       .05       .16       .10       .12       .08       .19
                                         =======    ======    ======    ======    ======    ======    ======    ======
   Weighted average shares outstanding    20,812    20,085    19,325    19,138    21,660    21,908    21,661    21,582
                                         =======    ======    ======    ======    ======    ======    ======    ======

(13)     LITIGATION

         The Company and its Georgia subsidiary are named as co-defendants with a number of other finance companies, jewelry and furniture retailers, and insurance companies in a consolidated nationwide class action, currently pending in U. S. District Court in Alabama under the caption In re: Consolidated "Non-filing Insurance" Fee Litigation (Multidistrict Litigation Docket No. 1130, U. S. District Court, Middle District of Alabama, Northern Division). The consolidated action involves the defendants' non-file insurance practices. The complaint alleges, among other things, that the defendants' non-file insurance coverages do not constitute true insurance, and that the defendants' practices with respect to non-file insurance constitute alleged federal truth-in-lending, RICO and antitrust violations. The complaint has been certified as a nationwide class action and seeks to recover money damages and injunctive relief. The complaint was filed on April 18, 1995, the Company has filed an answer, and the parties are in the discovery process. The Company has been advised that certain of the defendants in the case have agreed to settle the claims made against them by paying money damages to the plaintiffs. The Company has also been advised that certain of the settling defendants have agreed to change their non-file insurance practices. If the Company's non-file insurance practices are found to be improper, the Company could be required to refund non-file insurance fees, pay other significant damages to the plaintiffs, and change its non-file insurance practices going forward, and the Company could experience a reduction in future income. The Company disputes the allegations made in the complaint, and intends to continue to defend itself vigorously.

         Management's statement of expectation with respect to this litigation may be deemed a forward-looking statement, within the meaning of
         Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), and no assurance can be given that management's expectation will prove correct, as such expectation is subject to certain risks, uncertainties and assumptions based on the preliminary nature of the case and the vagaries of litigation generally. Should one or more of these risks materialize or should underlying assumptions prove incorrect, the actual outcome of this litigation could differ materially from management's expectation.

         At March 31, 1997, the Company and certain of its subsidiaries have been named as defendants in various other legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such other matters cannot be determined, in the opinion of management, and based upon the advice of counsel, any such liability will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.

(14)     COMMITMENTS

         The Company has entered into employment agreements with certain key executive employees. The employment agreements have terms of three years and call for aggregate minimum annual base salaries of $504,000, adjusted annually as determined by the Company's Compensation Committee. The agreements also provide for annual incentive bonuses, which are based on the achievement of certain predetermined operational goals.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
World Acceptance Corporation
Greenville, South Carolina

     We have audited the accompanying consolidated balance sheets of World Acceptance Corporation and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1997. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of World Acceptance Corporation and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997, in conformity with generally accepted accounting principles.



Greenville, South Carolina
April 23, 1997

BOARD OF DIRECTORS

Standing:                                                     Seated:

William S. Hummers III                                        R. Harold Owens
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER          PRESIDENT AND CHIEF OPERATING OFFICER
CAROLINA FIRST CORPORATION                                    WORLD ACCEPTANCE CORPORATION

Ken R. Bramlett Jr.                                           Charles D. Walters
SENIOR VICE PRESIDENT AND GENERAL COUNSEL                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
PERSONNEL GROUP OF AMERICA, INC.                              WORLD ACCEPTANCE CORPORATION

James R. Gilreath                                             A. Alexander McLean III
ATTORNEY                                                      EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
JAMES R. GILREATH, P.A.                                       WORLD ACCEPTANCE CORPORATION

Charles D. Way
CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER
RYAN'S FAMILY STEAK HOUSES, INC.

COMPANY OFFICERS

Charles D. Walters                                          Harley E. Carlton
CHAIRMAN  AND CHIEF EXECUTIVE OFFICER                       VICE PRESIDENT OF OPERATIONS
                                                            OKLAHOMA AND MISSOURI

R. Harold Owens                                             Jimmy T. Galloway
PRESIDENT AND CHIEF OPERATING OFFICER                       VICE PRESIDENT OF OPERATIONS, GEORGIA

A. Alexander McLean III                                     Charles F. Gardner, Jr.
EXECUTIVE VICE PRESIDENT                                    VICE PRESIDENT OF OPERATIONS
AND CHIEF FINANCIAL OFFICER                                 SOUTHWEST TEXAS AND NEW MEXICO

Mark C. Roland                                              Casey K. Johnson
SENIOR VICE PRESIDENT, EASTERN DIVISION                     VICE PRESIDENT OF OPERATIONS, WEST TEXAS

Jeffrey W. Ohly                                             Tommy E. Marr
SENIOR VICE PRESIDENT, SECRETARY AND TREASURER              VICE PRESIDENT OF OPERATIONS, EAST TEXAS

James J. Rosenauer                                          William M. Strange
PRESIDENT, PARADATA FINANCIAL SYSTEMS                       VICE PRESIDENT OF OPERATIONS, SOUTH CAROLINA

Iris E. Snow                                                Jeff L. Tinney
VICE PRESIDENT AND ASSISTANT SECRETARY                      VICE PRESIDENT OF OPERATIONS, LOUISIANA

B. Dale Hall                                                J. Daniel Walters
VICE PRESIDENT, ADMINISTRATION                              VICE PRESIDENT OF OPERATIONS
                                                            TENNESSEE AND ILLINOIS


CORPORATE INFORMATION

Common Stock

     World Acceptance Corporation's common stock trades on the NASDAQ Stock Market under the symbol: WRLD. As of June 20, 1997, there were approximately 182 shareholders of record and approximately 4,500 persons or entities who hold their stock in nominee or "street" names through various brokerage firms. On this date there were 18,946,573 shares of common stock outstanding.

     The table below reflects the stock prices published by NASDAQ by quarter for the last three fiscal years. The last reported sale price on June 20, 1997, was 6 1/8.


            Market Price of Common Stock

                     Fiscal 1995*
     Quarter             High              Low

     First               6 2/3            5 1/2
     Second              7 1/3            5 5/6
     Third               8                6 5/8
     Fourth              8 11/12          7

                     Fiscal 1996*
     Quarter             High              Low

     First               11 1/2            8 1/2
     Second              16 1/4           11 1/6
     Third               15 3/4           10
     Fourth              11 3/8            8 3/4


                      Fiscal 1997
     Quarter             High              Low

     First               11 1/2           7 1/4
     Second               8               5 5/8
     Third                7 1/4           5 5/8
     Fourth               7 5/8           5

     *All market prices have been adjusted to reflect 3-for-1 stock split in August 1995.