Form 10-K405, Exhibit 13
period 1998-03-31
WORLD ACCEPTANCE CORP
filed 1998-06-29
CIK 108385

FINANCIAL REVIEW

(The following information is listed in graphs as follows:)

Contents

 5  Selected Consolidated Financial and Other Data
 6  Management's Discussion and Analysis of Financial
       Condition and Results of Operations
16  Consolidated Balance Sheets
17  Consolidated Statements of Operations
18  Consolidated Statements of Shareholders' Equity
19  Consolidated Statements of Cash Flows
20  Notes to Consolidated Financial Statements
34  Independent Auditors' Report



  94     95     96     97     98
$0.28  $0.41  $0.49  $0.41  $0.42

Diluted Earnings Per Share


  94     95     96     97     98
$5.83  $8.71  $11.13 $5.63  $6.63

Market Price Per Common Share at Year End


  94     95     96     97     98
$50.7  $58.2  $69.9  $75.3  $83.6
           (millions)

         Total Revenues


  94     95     96     97     98
$55.3  $65.4  $77.0  $85.4  $97.3
           (millions)

      Average Loans Receivable


4                   WORLD ACCEPTANCE CORPORATION

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


(In thousands, except per share amounts)

                                                                                   Years Ended March 31,
                                                              1998         1997         1996          1995         1994
                                                            ---------    ---------    ---------    ---------    -------
STATEMENT OF OPERATIONS DATA:
Interest and fee income.................................   $   74,865    $  67,454    $  60,265    $  52,341    $  45,870
Insurance commissions and other  income.................        8,754        7,863        9,608        5,871        4,798
                                                           ----------    ---------    ---------    ---------    ---------
   Total revenues.......................................       83,619       75,317       69,873       58,212       50,668
                                                           ----------    ---------    ---------    ---------    ---------
Provision for loan losses...............................       12,601       12,114        9,194        5,783        4,275
General and administrative expenses.....................       53,470       46,846       41,023       35,302       33,497
Interest expense........................................        5,541        4,322        3,498        3,598        3,719
                                                           ----------    ---------    ---------    ---------    ---------
   Total expenses.......................................       71,612       63,282       53,715       44,683       41,491
                                                           ----------    ---------    ---------    ---------    ---------
Income before income taxes..............................       12,007       12,035       16,158       13,529        9,177
Income taxes............................................   $    3,909        3,952        5,602        4,910        3,390
                                                           ----------    ---------    ---------    ---------    ---------
Net income..............................................   $    8,098    $   8,083    $  10,556    $   8,619    $   5,787
                                                           ==========     ========    =========    =========     ========

Net income per common share (diluted)...................   $      .42    $     .41    $     .49    $     .41    $     .28
                                                           ==========     ========     ========     ========     ========
Diluted weighted average common
   equivalent shares....................................       19,172       19,833       21,653       20,787       20,760
                                                           ==========    =========    =========       ======       ======

BALANCE SHEET DATA (END OF PERIOD):
Loans receivable........................................   $  103,385    $  89,539    $  79,624    $  71,527    $  58,227
Allowance for loan losses...............................      (8,444)      (6,283)      (5,007)      (4,364)      (3,479)
                                                           ----------    --------     ---------      ------     ---------
       Loans receivable, net............................       94,941       83,256       74,617       67,163       54,748
Total assets............................................      118,382      104,486       90,572       83,558       73,200
Total debt..............................................       64,182       58,682       38,232       37,882       36,082
Shareholders' equity....................................       47,301       38,963       44,880       35,758       26,858

OTHER OPERATING DATA:
As a percentage of average loans receivable:
   Provision for loan losses............................        13.0%        14.2%        11.9%         8.8%         7.7%
   Net charge-offs......................................        12.5%        13.7%        11.2%         7.5%         6.8%
Number of offices open at year-end......................          360          336          282          244          217

                        WORLD ACCEPTANCE CORPORATION                           5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

      The Company's financial performance continues to be dependent in large part upon the growth in its outstanding loan receivables, the ongoing introduction of new products and services for marketing to the customer base, the maintenance of loan quality and acceptable levels of operating expenses. Since March 31, 1993, gross loans receivable have increased from $61.7 million to $130.6 million at March 31, 1998. This represents in excess of 16% compounded rate of growth in receivables over the five-year period. The increase reflects both the higher volume of loans generated through the Company's existing offices and the contribution of loans generated from new offices opened or acquired over the period. During this same five-year period, the Company has grown from 191 offices to 360 offices as of March 31, 1998. The Company plans to open or acquire at least 25 new offices in each of the next two fiscal years. The Company's financial performance also has been affected by the significant level of amortization of intangible assets. A large part of these intangibles arose from the acquisition of the Company in 1989. These intangibles were being written off on a rapid schedule and the final portion was fully amortized in May 1997.

      The Company continues to identify new products and services for marketing to its customer base. In addition to several new insurance related products which have been introduced in selected states over the last several years, the Company began to sell and finance electronic items and appliances to its existing customer base. This program, the "World Class Buying Club," began in Texas in February 1995 and has since been expanded to include Georgia, Tennessee, South Carolina, and Louisiana, with further expansion into New Mexico and Oklahoma expected within the next several months. The Company plans to continue to aggressively market these products, which have provided positive contributions during the past two fiscal years and is expected to continue to enhance revenues in fiscal 1999 and beyond.

      The Company's ParaData Financial Systems subsidiary provides data processing systems to 103 separate finance companies, including World, and currently supports approximately 920 individual branch offices in 42 states. During fiscal 1998, ParaData contributed a small net profit to the company's operations, but more important, continued to provide state-of-the-art data processing support for the Company's in-house integrated computer system. At the end of the fiscal year, the Company upgraded its software systems, which provided additional functions and features and should help control operating cost during fiscal 1999 and beyond.

      During fiscal 1997, the Company expanded its product line on a limited basis to include larger balance, lower risk and lower yielding, individual consumer loans. The Company acquired two larger loan offices, one in Georgia in May 1996, and the other in Tennessee in February 1997. During fiscal 1998, the Company further expanded this product line with three additional acquisitions and several bulk purchases of receivables. The Company also converted three of its traditional small-loan offices into larger loan offices. As of March 31, 1998, the Company had approximately $9.5 million of larger loans outstanding, representing approximately 7.3% of the total loan portfolio. Management believes that these offices can support much larger asset balances with lower expense ratios, thus providing positive contributions. While the Company does not intend to change its primary lending focus from its small-loan business, it does intend to open additional larger loan offices in future years.

      The Company's operations are regulated under state laws which establish the maximum loan amounts and interest rates and the types and maximum amounts of fees, insurance premiums, and other costs that may be charged. Consistent with industry practice, the Company generally charges the maximum allowable interest rates, fees, and other costs on its small loans in all states in which it operates.


6                    WORLD ACCEPTANCE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

      The following table sets forth certain information derived from the Company's consolidated statements of operations and balance sheets, as well as operating data and ratios, for the periods indicated.


                                                                                         Years Ended March 31,
                                                                                   1998            1997           1996
                                                                                ----------      -----------   --------
                                                                                            (Dollars in thousands)
       Average gross loans receivable (1).................................... $   125,094       $  109,206    $   97,302
       Average loans receivable (2)..........................................      97,285           85,445        77,037

       Expenses as a percentage of total revenue:
           Provision for loan losses                                                15.1%            16.1%         13.2%
           General and administrative........................................       63.9%            62.2%         58.7%
           Total interest expense............................................        6.6%             5.7%          5.0%

       Operating margin (3)..................................................       21.0%            21.7%         28.1%
       Return on average assets..............................................        7.2%             8.2%         11.9%

       Offices opened and acquired, net......................................          24               54            38
       Total offices (at period end).........................................         360              336           282

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


COMPARISON OF FISCAL 1998 VERSUS FISCAL 1997

      Net income was $8.1 million in fiscal 1998, approximately the same as the amount earned during fiscal 1997. Operating income (revenues less the provision for loan losses and general and administrative expenses) was $17.5 million in fiscal 1998, an increase of $1.2 million, or 7.3%, over the $16.3 million in fiscal 1997. This increase was primarily offset by an increase in interest expense.

      Interest and fee income during fiscal 1998 increased by $7.4 million, or 11.0%, over fiscal 1997. This increase resulted primarily from an increase of $11.8 million, or 13.9%, in average loans receivable between the two years. The increase in interest and fee income resulting from the larger loan base was partially offset by a decrease in the loan yields over the two fiscal years. Both the larger loan portfolio and the sales finance portfolio carry substantially reduced interest rates from the small-loan portfolio, resulting in the reduced overall yield during the fiscal year. Interest and fee income as a percentage of average loans outstanding decreased in fiscal 1998 to 77.0% from 78.9% in fiscal 1997.


                        WORLD ACCEPTANCE CORPORATION                           7

MANAGEMENT'S DISCUSSION AND ANALYSIS

      Insurance commissions and other income increased by $891,000, or 11.3%, over the two fiscal years. Insurance commissions increased by $445,000, or 9.2%, as a result of the corresponding increase in loan volume in states where credit insurance can be sold. Other income increased by $446,000, or 14.8%, primarily as a result of increased sales and profits from the Company's "World Class Buying Club" program, which was expanded to five states during fiscal 1998. Total revenues were $83.6 million during fiscal 1998, an $8.3 million increase, or 11.0%, over the $75.3 million reported during fiscal 1997. Revenues from the 269 offices that were open throughout both fiscal years decreased by approximately 2.5%. At March 31, 1998, the Company had 360 offices in operation, a net increase of 24 offices during the fiscal year.

      The provision for loan losses during fiscal 1998 increased by $487,000, or 4%, from the previous year. This increase resulted primarily from an increase in net charge-offs over the previous fiscal year. As a percentage of average loans receivable, net charge-offs decreased to 12.5% during fiscal 1998 from 13.7% during fiscal 1997. This decrease represents the first decline in the charge-off ratios in several years, and contributed greatly to the positive results during the fourth quarter of the fiscal year. As a percentage of loans receivable outstanding, the allowance for loan losses increased to 8.2% at March 31, 1998, compared to 7.0% at March 31, 1997. This increase resulted primarily from reserves on acquired loans that were purchased at significant discounts during the fiscal year.

      General and administrative expenses during fiscal 1998 increased by $6.6 million, or 14.1%, over the previous fiscal year. This increase was due to the cost associated with the 78 net new offices that have been opened or acquired over the two year period beginning March 31, 1996. This increase was partially offset by a decline of $1.6 million of intangible amortization, due to certain intangible assets becoming fully amortized during the fiscal year. Total general and administrative expenses, when divided by average open offices, increased by only .2% when comparing the two fiscal years and as a percentage of total revenues, increased from 62.2% in fiscal 1997 to 63.9% during the most recent fiscal year.

      Interest expense increased by $1.2 million during fiscal 1998 as a result of increased borrowings outstanding as well as the increased interest rate on the $10.0 million in subordinated debt that was issued during the year.

      The Company's effective income tax rate decreased slightly to 32.6% during fiscal 1998 from 32.8% the prior fiscal year. The Company continues to benefit from reduced state taxes resulting from a reorganization in fiscal 1996, as well as certain tax benefits from a reinsurance subsidiary.


COMPARISON OF FISCAL 1997 VERSUS FISCAL 1996

      Net income was $8.1 million during fiscal 1997, a 23.4% decrease from the $10.6 million earned during fiscal 1996. This decrease resulted from a decrease in operating income of $3.3 million, or 16.8%, and an increase in interest expense of $824,000, or 23.5%. These reductions to net income were partially offset by a $1.7 million decrease in income tax expense.

      During fiscal 1997, interest and fee income increased by $7.2 million, or 11.9%, over the previous fiscal year. This increase resulted primarily from an increase in average loans receivable of $8.4 million, or 10.9%, between the two fiscal years. In addition to the larger loan base, the increase in interest and fee income also resulted from a slight increase in the loan yields over the two fiscal years. The overall yield increased from 78.2% in fiscal 1996 to 78.9% in fiscal year 1997.

8                  WORLD ACCEPTANCE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS


      Insurance commissions and other income decreased by $1.7 million, or 18.2%, over the two fiscal years. Insurance commissions increased by 2.2%, or $102,000, reflecting the increase in loan activity in those states where the Company is allowed to sell credit insurance. This increase was more than offset by the $1.8 million decrease in other income, which was primarily the result of the reduced net revenue generated by ParaData over the two fiscal years. ParaData's net revenue decreased from $3.4 million in fiscal 1996 to $1.4 million during the most recent fiscal year. The fiscal 1996 results were exceptionally high due to a single large customer sale during the period. Total revenues increased to $75.3 million during fiscal 1997, an increase of $5.4 million, or 7.8%, over the $69.9 million in fiscal 1996. Revenues from the 244 offices open throughout both fiscal years decreased slightly by .39%. At March 31, 1997, the Company had 336 offices in operation, an increase of 54 net new offices from March 31, 1996.

      The provision for loan losses increased to $12.1 million during fiscal 1997, representing a $2.9 million, or 31.8% increase over the $9.2 million recorded during fiscal 1996. This increase resulted from both an increase in the general allowance for loan losses as well as increased levels of loans charged-off. As a percentage of loans receivable outstanding, the allowance for loan losses increased to 7.0% at March 31, 1997, compared to 6.3% at March 31, 1996. Net charge-offs for the 1997 fiscal year amounted to $11.7 million, a 35.2% increase over the $8.7 million charged-off during fiscal 1996, and net charge-offs as a percentage of average loans increased to 13.7% for the 1997 fiscal year from 11.2% for the prior year.

      General and administrative expenses increased by $5.8 million, or 14.2%, during fiscal 1997 compared to the previous fiscal year. This increase was primarily the result of the 54 net new offices that were opened or acquired during the fiscal year as well as management's decision to increase the middle management of the Company, reducing the number of offices per supervisor to a lower level. Overall, however, the average general and administrative expense per open office decreased by .20% when comparing the two fiscal years. As a percent of total revenues, general and administrative expenses increased from 58.7% in fiscal 1996 to 62.2% in fiscal 1997.

      Interest expense increased by 23.5% to $4.3 million during fiscal 1997 from $3.5 million in fiscal 1996. This increase was due to the increased level of debt outstanding over the two fiscal years, primarily as a result of the $16.0 million spent on the Company's stock repurchase program as well as other growth.

      The Company's effective income tax rate declined to 32.8% during fiscal 1997 from 34.7% during fiscal 1996. This decrease resulted from reduced state income taxes following a Company reorganization completed during fiscal 1996, on which the Company received a full benefit during the fiscal year.


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

                       WORLD ACCEPTANCE CORPORATION                            9

MANAGEMENT'S DISCUSSION AND ANALYSIS


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

      The following table sets forth the Company's allowance for loan losses at the end of the fiscal years ended March 31, 1998, 1997, and 1996 and the credit loss experience over the indicated periods:

                                                                                       At or for the
                                                                                   Years Ended March 31,
                                                                              1998          1997         1996
                                                                           ---------     ---------    -------
                                                                                   (Dollars in thousands)

   Allowance for loan losses...........................................  $    8,444     $    6,283    $    5,007
   Percentage of loans receivable......................................        8.2%           7.0%          6.3%

   Provision for loan losses...........................................  $   12,601     $   12,114    $    9,194

   Net charge-offs.....................................................  $   12,150     $   11,712    $    8,664
   Net charge-offs as a percentage of average loans receivable (1).....       12.5%          13.7%         11.2%


    (1) Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.


      The following table classifies the gross loans receivable of the Company that were delinquent on a recency and contractual basis for at least 60 days at March 31, 1998, 1997, and 1996:

                                                                                       At March 31,
                                                                              1998          1997         1996
                                                                           ---------     ---------    -------
                                                                                   (Dollars in thousands)
   Recency basis:
     60 - 89 days past due.............................................  $     1,901    $    1,812    $    1,704
     90 - 179 days past due............................................          712           640           439
                                                                            --------       -------        ------

       Total...........................................................  $     2,613    $    2,452    $    2,143
                                                                            ========       =======         =====
   Percentage of period end gross loans receivable.....................         2.0%          2.2%          2.2%
   Contractual basis:
     60 - 89 days past due.............................................  $     2,360    $    2,227    $    2,172
     90 - 179 days past due............................................        1,952         1,912         1,662
                                                                            --------       -------        ------

       Total...........................................................  $     4,312    $    4,139    $    3,834
                                                                            ========       =======        ======

   Percentage of period end gross loans receivable.....................         3.3%          3.6%          3.9%


10                    WORLD ACCEPTANCE CORPORATION

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

      The following table sets forth certain items included in the Company's unaudited consolidated financial statements and the offices open for the periods indicated.

                                                           AT OR FOR THE THREE MONTHS ENDED
                             ----------------------------------------------------------------------------------------------
                             June  30,  Sept.  30,    Dec.  31,   March 31,   June 30,    Sept. 30,   Dec. 31,    March 31,
                               1996        1996         1996        1997        1997        1997        1997        1998
                             ---------    --------    --------    --------    --------    --------    --------    ---------
                                                                (Dollars in thousands)
     Total revenues.......     $17,307     $17,995     $19,169     $20,847     $18,983     $20,134     $21,624     $22,878
     Provision for
        loan losses.......       2,246       3,028       4,198       2,642       2,696       3,698       4,465       1,742
     General and
        administrative
        expenses..........      11,007      10,998      12,415      12,426      12,624      12,843      14,318      13,685
     Net income...........       2,064       1,931         922       3,166       1,650       1,469         893       4,086

     Gross loans
        receivable........     103,832     107,692     128,182     113,439     115,916     125,930     143,315     130,559
     Number of
        offices open......         297         306         342         336         350         359         360         360


IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS AND REGULATORY POLICIES

      In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130. Reporting Comprehensive Income (Statement 130). Statement 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Enterprises are required to classify items of "other comprehensive income" by their nature in the financial statement and display the balance of other comprehensive income separately in the equity section of a statement of financial position. Statement 130 is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Comparative financial statements provided for earlier periods are required to be reclassified to reflect the provisions of this statement. The Company will adopt Statement 130 effective April 1, 1998.

                    WORLD ACCEPTANCE CORPORATION                              11

MANAGEMENT'S DISCUSSION AND ANALYSIS


      Also, in June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (Statement 131). Statement 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. Statement 131 is effective for financial statements for periods beginning after December 15, 1997. Earlier application is encouraged. In the initial year of application, comparative information for earlier years is to be restated, unless it is impractical to do so. Statement 131 need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application shall be reported in financial statements for interim periods in the second year of application. It is not anticipated that his standard will materially effect the Company.


LIQUIDITY AND CAPITAL RESOURCES

      The Company has financed its operations, acquisitions and office expansion through a combination of cash flow from operations and borrowings from its institutional lenders. The Company has generally applied its cash flow from operations to fund its increasing loan volume, to fund acquisitions, to repay long-term indebtedness and, more recently, to repurchase its common stock. As the Company's gross loans receivable increased from $61.7 million at March 31, 1993, to $130.6 million at March 31, 1998, net cash provided by operating activities for fiscal years 1996, 1997, and 1998 was $21.7 million, $23.2 million, and $22.0 million, respectively.

      The Company's primary ongoing cash requirements relate to the funding of new offices, acquisitions, and overall growth of loans outstanding and the repayment of long-term indebtedness. Through the end of fiscal 1997, the Company had repurchased 1,986,000 shares of its common stock under its repurchase program, for an aggregate purchase price of approximately $16.0 million. Because of certain loan agreement restrictions, the Company suspended its stock repurchases in October 1996, but believes stock repurchases to be a viable component of the Company's long-term financial strategy and an excellent use of excess cash when the opportunity arises. In addition, the Company plans to open or acquire at least 25 new offices in each of the next two fiscal years. Expenditures by the Company to open and furnish new offices generally averaged approximately $15,000 per office during fiscal 1998. New offices have also required from $100,000 to $400,000 to fund outstanding loans receivable originated during their first 12 months of operation.

      The Company acquired 9 offices and several loan packages from competitors in eight states in 21 separate transactions during fiscal 1998. Gross loans receivable purchased in these transactions were approximately $11.2 million in the aggregate at the dates of purchase. The Company believes that attractive opportunities to acquire new offices or receivables from its competitors or to acquire offices in communities not currently served by the Company will continue to become available as conditions in local economies and the financial circumstances of owners change. On December 1, 1997, the Company paid the third installment on its 8.5% Senior Term Notes of $4.0 million. The Company financed the acquisitions and the Term Note repayment with borrowings under its revolving credit facility.

      The Company has $8.0 million remaining principal balance of 8.5% senior secured notes due December 1, 1999 (the "Term Notes"). The Term Notes provide for interest payments to be made semi-annually with equal principal payments to be made annually on each December 1.

12                  WORLD ACCEPTANCE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS


      The Company has a $65.0 million revolving credit facility with a syndicate of banks. The credit facility will expire on September 30, 1999. Funds borrowed under the revolving credit facility bear interest, at the Company's option, at either the agent bank's prime rate per annum or the LIBOR rate plus 1.60% per annum. At March 31, 1998, the interest rate on borrowings under the revolving credit facility was 7.36%. The Company pays a commitment fee equal to 0.375% of the daily unused portion of the revolving credit facility. Amounts outstanding under the revolving credit facility may not exceed specified percentages of eligible loans receivable. On March 31, 1998, $45.7 million was outstanding under this facility, and there was $19.3 million of unused borrowing availability under the borrowing base limitations.

      On June 30, 1997, the Company issued $10.0 million of Senior Subordinated Secured Notes. These notes mature in five annual installments of $2.0 million beginning June 30, 2000, and ending June 30, 2004, and bear interest at 10.0%, payable quarterly. The notes were issued at a discounted price equal to 99.6936% and may be prepaid subject to certain prepayment penalties. Borrowings under the revolving credit facility, the Term Notes, and the subordinated notes are secured by a lien on substantially all the tangible and intangible assets of the Company and its subsidiaries pursuant to various security agreements.

      The Company's credit agreements contain a number of financial covenants, including minimum net worth and fixed charge coverage requirements. The credit agreements also contain certain other covenants, including covenants that impose limitations on the Company with respect to (i) declaring or paying dividends or making distributions on or acquiring common or preferred stock or warrants or options, (ii) redeeming or purchasing or prepaying principal or interest on subordinated debt, (iii) incurring additional indebtedness and (iv) entering into a merger, consolidation or sale of substantial assets or subsidiaries. The Term Notes and Senior Subordinated Notes are also subject to prepayment penalties. The Company believes that it is in material compliance with these agreements and does not believe that these agreements will materially limit its business and expansion strategy.

      The Company believes that cash flow from operations and borrowings under its revolving credit facility will be adequate to fund the expected cost of opening or acquiring new offices, including funding initial operating losses of new offices and funding loans receivable originated by those offices and the Company's other offices and the scheduled repayment of the Term Notes.


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

                   WORLD ACCEPTANCE CORPORATION                               13

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR 2000

      The Company recognizes that there is a business risk in computerized systems as the calendar rolls over into the next century. If the computer systems misinterpret the date, items such as interest calculations on loans may be incorrect. This problem is commonly called the "year 2000 problem."

      The Company has determined that its primary software package, the "Loan Manager System" developed and maintained by its subsidiary, ParaData Financial Systems, is year 2000 compliant.

      The Company is also dependent upon several outside vendors for processing information such as payroll, general ledger, benefits administration, etc. Inquiries have been made and assurances received from each of these providers that these systems are also prepared for the year 2000. Nevertheless, the Company intends to conduct tests of all primary and secondary systems during the next 18 months to ensure accuracy of information to the extent possible. The Company believes that the total costs of preparing for the year 2000 are minimal.


OTHER MATTERS

      The Company and several of its subsidiaries are named as co-defendants with a number of other finance companies, jewelry and furniture retailers, and insurance companies in a purported nationwide class action, that has been consolidated with similar lawsuits in U. S. District Court in Alabama under the caption In re: Consolidated "Non-filing Insurance" Fee Litigation (Multidistrict Litigation Docket No. 1130, U. S. District Court, Middle District of Alabama, Northern Division). The consolidated action involves the defendants' non-file insurance practices. The complaint alleges, among other things, that the defendants' non-file insurance coverages do not constitute true insurance, and that the defendants' practices with respect to non-file insurance constitute alleged federal Truth-in-Lending Act and RICO violations. The complaint is seeking certification as a nationwide class action and seeks to recover money damages and injunctive relief. The complaint was filed on April 18, 1995, the Company has filed an answer, the discovery process is largely completed, and the court is considering the plaintiffs' motion for class certification and motion for partial summary judgement on the Truth-in-Lending Act claims. The Company has been advised that certain of the defendants in the case have agreed to settle the claims made against them by paying money damages to the plaintiffs. The Company has also been advised that certain of the settling defendants have agreed to change their non-file insurance practices. If the Company's non-file insurance practices are found to be improper, the Company could be required to refund non-file insurance fees, pay other significant damages to the plaintiffs, and change its non-file insurance practices going forward, and the Company's future earnings could be affected. The Company disputes the allegations made in the complaint, and intends to continue to defend itself vigorously (See Note 6 of Notes to Consolidated Financial Statements).

      The Company has been named as a defendant in an action, Turner v. World Acceptance Corp. pending in district court for the Fourteenth Judicial District, Tulsa County, Oklahoma (No. CJ-97-1921). The action commenced against the Company on May 20, 1997, names numerous other consumer finance companies as defendants, and seeks certification as a statewide class action. The action alleges that the Company and other consumer finance defendants collected excess finance charges in connection with refinancing certain consumer finance loans in Oklahoma and seeks money damages and an injunction against further collection of such charges. The Company has filed an answer in the action denying liability, and discovery is proceeding. The plaintiff's claim is based on a recent opinion of the Oklahoma Attorney General interpreting a provision of the Oklahoma Consumer Credit Code with respect to the permitted amount of certain loan refinance charges in a manner contrary to prior regulatory practice in existence in Oklahoma since 1969. Enforcement of the Oklahoma Attorney General's opinion has been enjoined, and such action is currently pending before the Oklahoma Supreme Court. In addition, the State of Oklahoma has recently enacted legislation to clarify the interpretation of the disputed provision of the Oklahoma Consumer Credit Code consistent with prior regulatory practice. The Company intends to defend this action vigorously.

14                    WORLD ACCEPTANCE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS


      Management's statement of expectation with respect to the litigation described herein may be deemed a forward-looking statement, within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), and no assurance can be given that management's expectation will prove correct, as such expectation is subject to certain risks, uncertainties and assumptions based on the preliminary nature of the case and the vagaries of litigation generally. Should one or more of these risks materialize or should underlying assumptions prove incorrect, the actual outcome of this litigation could differ materially from management's expectation.


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

                      WORLD ACCEPTANCE CORPORATION                            15

CONSOLIDATED BALANCE SHEETS

                                                                                                 March 31,
                                                                                  -------------------------------------
                                                                                       1998                  1997
                                 ASSETS
Cash............................................................................  $     1,212,611             1,486,073
Gross loans receivable..........................................................      130,559,256           113,439,027
Less:
     Unearned interest and deferred fees........................................      (27,173,845)          (23,899,194)
     Allowance for loan losses..................................................       (8,444,563)           (6,283,459)
                                                                                    -------------        --------------
         Loans receivable, net..................................................       94,940,848            83,256,374
Property and equipment, net.....................................................        6,424,757             6,102,125
Other assets, net...............................................................        6,193,300             4,524,757
Intangible assets, net..........................................................        9,610,394             9,117,033
                                                                                    -------------         -------------
                                                                                  $   118,381,910           104,486,362
                                                                                    =============         =============
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
     Senior notes payable.......................................................       53,700,000            58,200,000
     Subordinated notes payable.................................................       10,000,000                 -
     Other note payable.........................................................          482,000               482,000
     Income taxes payable.......................................................        2,795,119             3,176,307
     Accounts payable and accrued expenses......................................        4,103,511             3,664,592
                                                                                    -------------         -------------
         Total liabilities......................................................       71,080,630            65,522,899
                                                                                    -------------         -------------

Shareholders' equity:
     Preferred stock, no par value
         Authorized 5,000,000 shares............................................            -                     -
     Common stock, no par value
         Authorized 95,000,000 shares;
         issued and outstanding 18,998,573 and 18,936,573 shares
         at March 31, 1998, and 1997, respectively .............................            -                     -
     Additional paid-in capital.................................................          864,968               625,592
     Retained earnings..........................................................       46,436,312            38,337,871
                                                                                   --------------         -------------
         Total shareholders' equity.............................................       47,301,280            38,963,463
                                                                                    -------------         -------------
Commitments and contingencies
                                                                                  $   118,381,910           104,486,362
                                                                                    =============         =============

          See accompanying notes to consolidated financial statements.


16                   WORLD ACCEPTANCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                     Years Ended March 31,
                                                                    ---------------------------------------------------
                                                                         1998                1997             1996
Revenues:
     Interest and fee income....................................    $    74,865,275        67,454,576        60,265,321
     Insurance commissions and other income.....................          8,753,768         7,863,196         9,608,177
                                                                       ------------     -------------     -------------
                 Total revenues.................................         83,619,043        75,317,772        69,873,498
                                                                       ------------     -------------     -------------
Expenses:
     Provision for loan losses..................................         12,601,031        12,114,374         9,194,422
                                                                       ------------     -------------     -------------
     General and administrative expenses:
         Personnel..............................................         32,922,691        28,161,923        24,808,100
Occupancy and equipment.........................................          6,099,711         5,037,019         4,278,456
Data processing.................................................          1,309,845         1,027,590           948,542
Advertising   ..................................................          4,179,616         2,897,659         2,576,112
         Amortization of intangible assets......................          1,432,076         3,020,259         2,723,580
         Other..................................................          7,525,630         6,701,258         5,687,731
                                                                       ------------     -------------     -------------
                                                                         53,469,569        46,845,708        41,022,521
                                                                       ------------     -------------        ----------
     Interest expense...........................................          5,541,002         4,322,351         3,498,497
                                                                       ------------     -------------     -------------
              Total expenses....................................         71,611,602        63,282,433        53,715,440
                                                                       ------------     -------------     -------------

Income before income taxes......................................         12,007,441        12,035,339        16,158,058
Income taxes....................................................          3,909,000         3,952,000         5,602,000
                                                                       ------------     -------------     -------------
Net income......................................................    $     8,098,441         8,083,339        10,556,058
                                                                       ============     =============     =============
Net income per common share
     Basic......................................................    $           .43               .41               .51
                                                                       ============     =============     =============
     Diluted....................................................    $           .42               .41               .49
                                                                      =============     =============     =============

Weighted average common equivalent shares outstanding
     Basic......................................................         18,959,348        19,492,086        20,817,917
                                                                     ==============     =============     =============
     Diluted....................................................         19,172,456        19,832,525        21,653,096
                                                                     ==============     =============     =============


          See accompanying notes to consolidated financial statements.

                        WORLD ACCEPTANCE CORPORATION                          17

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                        Additional
                                                                          Paid-in           Retained
                                                                          Capital           Earnings          Total

Balances at March 31, 1995........................................   $   16,059,492        19,698,474        35,757,966

Proceeds from exercise of stock options (45,000 shares),
   including tax benefits of $124,140.............................          326,168             -               326,168
Common stock repurchases (176,000 shares).........................       (1,760,524)            -            (1,760,524)
Net income........................................................              -          10,556,058        10,556,058
                                                                        -----------      ------------      ------------

Balances at March 31, 1996........................................       14,625,136        30,254,532        44,879,668

Proceeds from exercise of stock options (60,000 shares),
   including tax benefits of $66,469..............................          259,294             -               259,294
Common stock repurchases (1,810,000 shares).......................     ( 14,258,838)            -           (14,258,838)
Net income........................................................            -             8,083,339         8,083,339
                                                                        -----------      ------------      ------------

Balances at March 31, 1997........................................          625,592        38,337,871        38,963,463

Proceeds from exercise of stock options (62,000 shares),
   including tax benefits of $58,543..............................          239,376             -               239,376
Net income........................................................              -           8,098,441         8,098,441
                                                                        -----------      ------------      ------------

Balances at March 31, 1998........................................   $      864,968        46,436,312        47,301,280
                                                                        ===========      ============      ============

          See accompanying notes to consolidated financial statements.

18                     WORLD ACCEPTANCE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                       Years Ended March 31,
                                                                        ------------------------------------------------
                                                                            1998              1997             1996
Cash flows from operating activities:
   Net income ......................................................       $8,098,441        8,083,339        10,556,058
   Adjustments to reconcile net income to net cash provided
     by operating activities:
     Amortization of intangible assets ..............................       1,432,076        3,020,259         2,723,580
Amortization of loan costs and discounts.............................          73,636           80,841            86,054
Provision for loan losses............................................      12,601,031       12,114,374         9,194,422
Depreciation  .......................................................       1,456,052        1,319,667         1,063,772
Change in accounts:
       Other assets, net.............................................      (1,742,179)        (847,269)       (1,530,812)
Income taxes payable.................................................        (322,645)         (217,680)        (727,459)
Accounts payable and accrued expenses................................         438,919         (334,850)          371,976
                                                                         ------------     ------------      ------------
           Net cash provided by operating activities.................      22,035,331       23,218,681        21,737,591
                                                                         ------------     ------------      ------------
Cash flows from investing activities:
   Increase in loans receivable, net.................................     (16,850,483)      (8,146,358)      (14,870,228)
   Net assets acquired from office acquisitions, primarily loans.....      (7,450,022)     (12,688,099)       (1,839,174)
   Increase in intangible assets from acquisitions...................      (1,925,437)      (7,277,485)         (973,500)
   Costs of organizing new subsidiaries..............................            -                -              (96,360)
   Purchases of property and equipment, net..........................      (1,763,684)      (1,698,400)       (2,247,785)
                                                                         ------------     ------------      ------------
Net cash used by investing activities................................     (27,989,626)    (29,810,342)       (20,027,047)
                                                                         ------------     -----------        -----------
Cash flows from financing activities:
   Proceeds (repayments)  of senior revolving notes
      payable, net...................................................        (500,000)      24,450,000         4,350,000
   Repayment of senior term notes payable............................      (4,000,000)      (4,000,000)       (4,000,000)
   Proceeds from senior subordinated notes...........................      10,000,000             -                 -
   Proceeds from exercise of stock options...........................         180,833          192,825           202,028
   Repurchase of common stock........................................            -        (14,258,838)        (1,760,524)
                                                                         ------------     -----------       ------------
         Net cash provided by (used in) financing activities.........       5,680,833        6,383,987        (1,208,496)
                                                                         ------------     ------------      -------------
Increase (decrease) in cash..........................................        (273,462)        (207,674)          502,048
Cash at beginning of year............................................       1,486,073        1,693,747         1,191,699
                                                                         ------------     ------------      ------------
Cash at end of year..................................................   $   1,212,611        1,486,073         1,693,747
                                                                         ============     ============      ============

          See accompanying notes to consolidated financial statements.

                           WORLD ACCEPTANCE CORPORATION                       19

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

         LOANS AND INTEREST INCOME

         The Company is licensed to originate direct cash consumer loans in the states of Georgia, South Carolina, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, and New Mexico. During fiscal 1998, the Company originated loans generally ranging up to $1,500, with terms of 15 months or less. Experience indicates that a majority of the direct cash consumer loans are renewed.

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

20                        WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         At March 31, 1998 and 1997, there were no concentrations of loans in any local economy, type of property, or to any one borrower.

         PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful life of the related asset as follows: building, 40 years; furniture and fixtures, 5 to 10 years; equipment, 3 to 7 years; and vehicles, 3 years. Amortization of leasehold improvements is recorded using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease. Additions to premises and equipment and major replacements or betterments are added at cost. Maintenance, repairs, and minor replacements are charged to operating expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

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

         OTHER ASSETS

         Other assets include costs incurred in connection with originating long-term debt. Such remaining unamortized costs aggregated $352,671 and $104,351 at March 31, 1998 and 1997, respectively, and are amortized as interest expense over the life of the respective indebtedness.

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

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about the Fair Value of Financial Instruments" (SFAS 107) in December 1991. SFAS 107 requires disclosures about the fair value of all financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The carrying amount of financial instruments included in the financial statements are deemed reasonable estimates of their fair value. The Company adopted the provisions of SFAS 107 in 1996.

                       WORLD ACCEPTANCE CORPORATION                           21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         INSURANCE PREMIUMS

         Insurance premiums for credit life, accident and health, property and unemployment insurance written in connection with certain loans, net of refunds and applicable advance insurance commissions retained by the Company, are remitted monthly to an insurance company. All commissions are credited to unearned insurance commissions and recognized as income over the life of the related insurance contracts, using a method similar to that used for the recognition of interest income.

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

         SUPPLEMENTAL CASH FLOW INFORMATION

         For the years ended March 31, 1998, 1997, and 1996, the Company paid interest of $5,391,147, $4,302,473, and $3,473,149, respectively.

         For the years ended March 31, 1998, 1997, and 1996, the Company paid income taxes of $5,406,645, $5,343,680, and $6,981,463, respectively.


22                   WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Supplemental non-cash financing activities for the years ended March 31, 1998, 1997, and 1996, consist of:

                                                                                   1998           1997            1996
                                                                                ----------     -----------    --------
             Tax benefits from exercise of stock options..................    $    58,543         66,469          124,140


         EARNINGS PER SHARE

         Earnings per share are computed in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 replaces Accounting Principles Board
         (APB) Opinion 15, "Earnings Per Share," and simplifies the computation of earnings per share (EPS) by replacing the presentations of primary EPS with a presentation of basic EPS. Basic EPS includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company. Common stock equivalents included in the diluted EPS computation consist of stock options which are computed using the treasury stock method. Share and per share data have been restated to reflect all 5% stock distributions.

         STOCK BASED COMPENSATION

         SFAS 123, "Accounting for Stock-Based Compensation," issued in October 1995, allows a company to either adopt the fair value method of valuation or continue using the intrinsic valuation method presented under Accounting Principles Board (APB) Opinion 25 to account for stock-based compensation. The fair value method recommended in SFAS 123 requires a company to recognize compensation expense based on the fair value of the option on the grant date. The intrinsic value method measures compensation expense as the difference between the quoted market price of the stock and the exercise price of the option on the date of grant. The Company has elected to continue using APB Opinion 25 and has disclosed in the footnotes pro forma net income and earnings per share information as if the fair value method had been applied.

         RECLASSIFICATION

         Certain reclassification entries have been made for fiscal 1997 and 1996 to conform with fiscal 1998 presentation. There was no impact on shareholders' equity or net income as a result of these reclassifications.


                        WORLD ACCEPTANCE CORPORATION                          23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



 (2)     ALLOWANCE FOR LOAN LOSSES

         The following is a summary of the changes in the allowance for loan losses for the years ended March 31, 1998, 1997, and 1996: March 31,

                                                                              1998              1997             1996
                                                                          ------------       -----------      --------
           Balance at the beginning of the year.......................  $    6,283,459         5,006,703        4,363,612
           Provision for loan losses..................................      12,601,031        12,114,374        9,194,422
           Loan losses................................................    (13,428,776)       (12,659,683)      (9,345,509)
           Recoveries.................................................       1,278,616           947,999          681,030
           Allowance on acquired loans................................       1,710,233           874,066          113,148
                                                                          ------------       -----------     ------------
           Balance at the end of the year.............................  $    8,444,563         6,283,459        5,006,703
                                                                          ============       ===========     ============

(3)      PROPERTY AND EQUIPMENT

         Summaries of property and equipment follow:

                                                                                              March 31,
                                                                                       1998               1997
                                                                                   ------------      ---------
           Land.................................................................$       325,443           269,443
           Buildings and leasehold improvements.................................      2,788,518         2,367,432
           Furniture and equipment..............................................      8,296,239         7,342,971
                                                                                   ------------      ------------
                                                                                     11,410,200         9,979,846
           Less accumulated depreciation and amortization.......................      4,985,443         3,877,721
                                                                                   ------------      ------------
                Total........................................................... $    6,424,757         6,102,125
                                                                                   ============      ============



(4)      INTANGIBLE ASSETS

         Intangible assets, net of accumulated amortization, consist of:

                                                                                              March 31,
                                                                                       1998               1997
                                                                                   ------------      ---------
           Cost of acquiring existing customers................................. $    1,150,626           390,804
           Value assigned to noncompete agreements..............................      6,564,982         6,587,458
           Goodwill.............................................................      1,437,499         1,603,364
           Other................................................................        457,287           535,407
                                                                                   ------------      ------------
                Total........................................................... $    9,610,394         9,117,033
                                                                                   ============      ============


24                       WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 (5)     NOTES PAYABLE

         Summaries of the Company's notes payable follow:

              SENIOR CREDIT FACILITIES

              $8,000,000 Senior Secured Term Notes -- These notes mature in two annual installments of $4,000,000 due December 1, 1998 and 1999, and bear interest at 8.5%, payable semi-annually. The notes may be prepaid subject to certain prepayment penalties.

              $65,000,000 Revolving Credit Facility - This facility provides for borrowings of up to $65.0 million (increased from $20.0 million to $25.0 million in September 1994, to $35.0 million in September 1995, to $50.0 million in June 1996, and $65.0 million in July
              1997), subject to a borrowing base formula. The maximum borrowings were temporarily increased to $70.0 million for the period December 15, 1997, to February 15, 1998. The Company may borrow, at its option, at the rate of prime or LIBOR plus 1.60%. At March 31, 1998, the Company's interest rate was 7.36% and the unused amount available under the revolver was $19,300,000. The revolving credit facility has a commitment fee of 3/8 of 1% on the unused portion of the commitment. Borrowings under the revolving credit facility mature on September 30, 1999.

              On June 30, 1997, the Company issued $10.0 million of Senior Subordinated Secured Notes. These notes mature in five annual installments of $2.0 million beginning June 30, 2000 and ending June 30, 2004, and bear interest at 10.0%, payable quarterly. The notes were issued at a discounted price equal to 99.6936% and may be prepaid subject to certain prepayment penalties.

              Substantially all of the Company's assets are pledged as collateral for borrowings under the senior credit agreements. The Company's assets are also be pledged as collateral for the senior subordinated notes on a subordinated basis.

              OTHER NOTE PAYABLE

              The Company also has a $482,000 note payable to an unaffiliated insurance company, bearing interest at 10%, payable annually, which matures in June 1999.

         The various debt agreements contain restrictions on the amounts of permitted indebtedness, investments, working capital, repurchases of common stock and cash dividends. At March 31, 1998, approximately $4,387,000 was available under these covenants for the payment of cash dividends, or the repurchase of the Company's common stock. In addition, the agreements restrict liens on assets and the sale or transfer of subsidiaries. The Company was in compliance with the various debt covenants for all periods presented.

         The aggregate annual maturities of the notes payable for each of the fiscal years subsequent to March 31, 1998, are as follows: 1999, $4,000,000; 2000, $50,182,000; 2001, $2,000,000; 2002, $2,000,000;
         2003, $2,000,000; thereafter, $4,000,000.

                           WORLD ACCEPTANCE CORPORATION                       25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 (6)     NON-FILE INSURANCE

         The Company maintains non-file insurance coverage with an unaffiliated insurance company. Premiums, claims paid, and recoveries under this coverage are not included in the accompanying financial statements. The following is a summary of the non-file insurance activity for the years ended March 31, 1998, 1997, and 1996:

                                                                1998                 1997                1996
                                                            -------------         -----------        --------
             Insurance premiums written................    $    3,257,517           3,566,960          3,787,289
             Recoveries on claims paid.................    $      334,812             315,112            313,703
             Claims paid...............................    $   (3,267,005)         (3,971,106)        (4,228,665)

(7)      LEASES

         The Company conducts most of its operations from leased facilities, except for its owned corporate office building. It is expected that in the normal course of business expiring leases will be renewed at the Company's option or replaced by other leases or acquisitions of other properties.

         The future minimum lease payments under noncancelable operating leases as of March 31, 1998, are as follows:

1999.....................................................................  $   2,525,839
2000.....................................................................      1,757,468
2001.....................................................................        866,566
2002 ....................................................................        339,170
2003 ....................................................................        149,797
Thereafter...............................................................       132,725
         Total future minimum lease payments.............................   $  5,771,566
                                                                               =========

         Rental expense for cancelable and noncancelable operating leases for the years ended March 31, 1998, 1997, and 1996 was $2,929,002,
         $2,345,068, and $2,000,352, respectively.


 (8)     INCOME TAXES

         Income tax expense for the years ended March 31, 1998, 1997, and 1996, consists of:

                                                                                   1998            1997             1996
                                                                                ----------      -----------     --------
         Current:
              Federal.......................................................$    4,845,000        4,834,000       6,084,000
              State.........................................................       209,000          292,000         627,000
                                                                                ----------      -----------     -----------
                  Total.....................................................     5,054,000        5,126,000       6,711,000
                                                                                ----------      -----------     -----------
         Deferred:
              Federal.......................................................    (1,073,000)      (1,107,000)     (1,047,000)
              State.........................................................       (72,000)         (67,000)        (62,000)
                                                                                ----------      -----------     -----------
                  Total.....................................................    (1,145,000)      (1,174,000)     (1,109,000)
                                                                                ----------      -----------     -----------
                                                                             $   3,909,000        3,952,000       5,602,000
                                                                                ==========      ===========     ===========

26                     WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The income tax expense for the years ended March 31, 1998, 1997, and 1996 differs from the amount computed by applying the U.S. Federal income tax rate of 35% as a result of the following:

                                                                                   1998            1997             1996
                                                                                ----------      -----------     --------
         Computed "expected" income tax expense............................  $   4,202,000        4,212,000       5,655,000
         Increase resulting from:
              State income tax, net of Federal benefit.....................         89,000          146,000         368,000
              Amortization of goodwill.....................................         58,000           19,000          13,000
              Insurance income exclusion...................................       (278,000)        (235,000)       (238,000)
              Other, net...................................................       (162,000)        (190,000)       (196,000)
                                                                                ----------      -----------     -----------

         Total income tax expense..........................................  $   3,909,000        3,952,000       5,602,000
                                                                                ==========      ===========     ===========

         Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the deferred tax asset (liability) at March 31, 1998 and 1997, and 1996, relate to the following:

                                                                                   1998            1997             1996
                                                                                -------------   -----------       --------
Deferred tax assets:
              Allowance for doubtful accounts..............................  $   3,082,000        2,293,000       1,953,000
              Unearned insurance commissions...............................        617,000          501,000         465,000
              Accounts payable and accrued expenses primarily
                  related to employee benefits.............................        189,000          193,000         213,000
              Accrued state taxes..........................................           -                -             55,000
              Tax over book accrued interest receivable....................        537,000          333,000            -
              Other........................................................        283,000          110,000          29,000
                                                                                ----------      -----------     -----------

         Gross deferred tax assets.........................................      4,708,000        3,430,000       2,715,000
         Less valuation allowance..........................................        (94,000)         (30,000)        (29,000)
                                                                                ----------       ----------      ----------
         Net deferred tax assets...........................................      4,614,000        3,400,000       2,686,000
                                                                                ----------      -----------     -----------

         Deferred tax liabilities:

              Discount on purchased loans..................................       (526,000)            -               -
              Intangible assets............................................           -                -         (1,051,000)
              Deferred net loan origination fees...........................       (379,000)        (325,000)       (323,000)
              Purchase accounting adjustments..............................           -            (448,000)           -
              Other........................................................       (241,000)        (304,000)       (163,000)
                                                                                ----------      -----------     -----------
         Gross deferred tax liabilities....................................     (1,146,000)      (1,077,000)     (1,537,000)
                                                                                ----------      -----------     -----------

         Net deferred tax assets...........................................  $   3,468,000        2,323,000       1,149,000
                                                                                ==========      ===========     ===========

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

         The Internal Revenue Service is examining the Company's federal income tax returns for the fiscal years 1994 through 1996. Tax returns for fiscal 1997 and subsequent years are subject to examination by the taxing authorities.

                      WORLD ACCEPTANCE CORPORATION                            27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 (9)     EARNINGS PER SHARE

         The Company has adopted Statement of Financial Accounting Standards
         (SFAS) No. 128, "Earnings Per Share" (EPS), for the years ended March 31, 1998, 1997 and 1996. The presentation of primary and fully-diluted EPS have been replaced with a presentation of basic and diluted EPS. All prior-period EPS data has been restated to reflect the adoption of SFAS No. 128. The following is a reconciliation of the numerators and denominators of the basic and diluted EPS calculations.

                                                                               For the year ended March 31, 1998
                                                                      ----------------------------------------------------
                                                                          Income              Shares             Per Share
                                                                        (Numerator)        (Denominator)          Amount
         BASIC EPS
         Income available to common shareholders..................    $   8,098,441           18,959,348           .43
                                                                                                                  ====

         EFFECT OF DILUTIVE SECURITIES
         Options..................................................    $       -                  213,108
                                                                         ----------          -----------

         DILUTED EPS
         Income available to common shareholders
           plus assumed conversions...............................    $   8,098,441           19,172,456           .42
                                                                         ==========          ===========          ====


                                                                                 For the year ended March 31, 1997
                                                                      ----------------------------------------------------
                                                                          Income              Shares             Per Share
                                                                        (Numerator)        (Denominator)          Amount
         BASIC EPS
         Income available to common shareholders..................    $   8,083,339           19,492,086           .41
                                                                                                                  ====

         EFFECT OF DILUTIVE SECURITIES
         Options..................................................    $       -                  340,439
                                                                         ----------          -----------

         DILUTED EPS
         Income available to common shareholders
           plus assumed conversions...............................    $   8,083,339           19,832,525           .41
                                                                         ==========          ===========          ====


                                                                                For the year ended  March 31, 1996
                                                                      ----------------------------------------------------
                                                                          Income              Shares             Per Share
                                                                        (Numerator)        (Denominator)          Amount
         BASIC EPS
         Income available to common shareholders..................    $  10,556,058           20,817,917           .51
                                                                                                                  ====

         EFFECT OF DILUTIVE SECURITIES
         Options..................................................    $       -                  835,179
                                                                        -----------          -----------

         DILUTED EPS
         Income available to common shareholders
           plus assumed conversions...............................    $  10,556,058           21,653,096           .49
                                                                         ==========          ===========          ====

         Options to purchase 1,938,669, 1,672,669 and 1,953,192 shares of common stock at various prices were outstanding during years ended March 31, 1998, 1997 and 1996, respectively, but were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares. The options, which expire on various dates, were still outstanding as of March 31, 1998.


28                    WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(10)     BENEFIT PLANS

         RETIREMENT PLAN

         The Company provides a defined contribution employee benefit plan (401(k) plan) covering full-time employees, whereby employees can invest up to 15% of their gross pay. The Company makes a matching contribution equal to 50% of the employees' contributions for the first 6% of gross pay. The Company's expense under this plan was $284,925, $268,214, and $258,240 for the years ended March 31, 1998, 1997, and
         1996, respectively.

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

         The Company applies APB Opinion 25 in accounting for the stock option plans which are described in the preceding paragraph. Accordingly, no compensation expense has been recognized for the stock-based option plans. Had compensation cost been recognized for the stock option plans applying the fair-value-based method as prescribed by SFAS 123, the Company's net income and earning per share would have been reduced to the pro forma amounts indicated below:

           ($ in thousands except per share amounts)                             1998             1997              1996
                                                                             -----------       -----------      --------
           Net Income
              As reported.................................................      $  8,098            8,083            10,556
              Pro forma...................................................         7,553            7,639            10,338

           Basic earnings per share
              As reported.................................................      $ .43             .41                   .51
                                                                                  ===             ===                ======
              Pro forma...................................................      $ .40             .39                   .50
                                                                                  ===             ===                ======

           Diluted earnings per share
              As reported.................................................      $ .42             .41                   .49
                                                                                  ===             ===                ======
              Pro forma...................................................      $ .39             .39                   .48
                                                                                  ===             ===                ======

         The effects of applying SFAS 123 may not be representative of the effects on reported net income in future years.

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of zero; expected volatility of 43%, 44% and 44%; risk-free interest rate of 5.82%, 6.63% and 6.63%; and expected lives of 10 years for all plans in all three years.


                          WORLD ACCEPTANCE CORPORATION                        29

         At March 31, 1998, the Company had the following options outstanding:

                                   SHARES            SHARES            SHARES              PRICE
         GRANT DATE                GRANTED         EXERCISABLE        EXERCISED          PER SHARE       EXPIRATION DATE
         April 22, 1992            150,000            150,000              -          $  2.98            April 22, 2002
         April 30, 1992             24,000             24,000            6,000        $  3.04            April 30, 2002
         October 20, 1992          358,500            358,500          200,500        $  2.92            October 20, 2002
         January 20, 1993           30,000             30,000              -          $  5.04            January 20, 2003
         April 7, 1993              90,000             72,000            4,000        $  6.33            April 7, 2003
         April 30, 1993             18,000             18,000              -          $  5.54            April 30, 2003
         October 19, 1993          373,500            301,800           13,500        $  6.88            October 19, 2003
         April 30, 1994             24,000             24,000              -          $  5.75            April 30, 2004
         October 13, 1994          534,000            328,800            6,000        $  7.48            October 13, 2004
         April 1,1995              211,692            211,692              -          $  8.63            April 1, 2005
         April 30, 1995             24,000             24,000              -          $  9.50            April 30, 2005
         June 26, 1995              75,000             30,000              -          $ 11.33            June 26, 2005
         October 31, 1995          123,500             51,200              -          $ 13.00            October 31, 2005
         January 23, 1996           15,000              6,000              -          $ 10.25            January 23, 2006
         April 1, 1996             196,177            130,785              -          $ 10.75            April 1, 2006
         April 1, 1996              40,200             26,800              -          $ 10.75            April 1, 2006
         April 30, 1996             24,000             24,000              -          $ 10.06            April 30, 2006
         July 18, 1996              14,600             14,600              -          $  6.75            July 18, 2006
         October 25, 1996          204,500             40,900              -          $  6.69            October 25, 2006
         January 27, 1997           36,000              7,200              -          $  5.94            January 27, 2007
         March 31, 1997             33,000             11,000              -          $  5.41            March 31, 2007
         April 1, 1997              78,662             26,221              -          $  5.41            April 1, 2007
         April 29, 1997             24,000             24,000              -          $  5.18            April 29, 2007
         April 30, 1997             24,000             24,000              -          $  5.16            April 30, 2007
         October 28, 1997          260,000                -                -          $  5.19            October 28, 2007
                                ----------         ----------        ---------

                Total            2,986,331          1,959,498          230,000
                                 =========          =========        =========

         On April 1, 1998, the Company granted options for an additional 73,309 shares under the plans to certain executives and 44,100 shares to certain branch managers and on April 30, 1998, an additional 24,000 shares under the plans were granted to non-management directors pursuant to the terms of the plan, leaving 622,260 shares of common stock available for future grants. No expense has been recorded relative to stock options granted to date.

30                      WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (11)    ACQUISITIONS

         During fiscal 1998, the Company purchased the net assets of twenty-seven consumer loan offices for a total consideration of $9,338,522. Total net loans receivable acquired amounted to $7,450,022, and the Company paid $1,925,437 for non-compete agreements with predecessor owners and other intangible assets. Eighteen of the twenty-seven offices acquired were merged into existing offices.

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


(12)     PARADATA SUBSIDIARY

         The Company operates a wholly owned subsidiary doing business as ParaData Financial Systems (ParaData). ParaData has developed and markets a proprietary data processing software package for use in the finance industry. The Company completed the conversion of substantially all of its consumer finance offices to this new system in April 1994.

         The following statements of operations data for ParaData were included in the Consolidated Statements of Operations for the fiscal years ended March 31, 1998, 1997 and 1996:

                                                                                       Years Ended March 31,
                                                                        --------------------------------------------------
                                                                              1998              1997             1996
                                                                              ----              ----             ----
                  Sales and system support............................  $    1,892,231       1,760,270          6,632,897
                  Cost of sales.......................................         433,289           324,650        3,209,818
                                                                           -----------      ------------      -----------
                      Net margin......................................       1,458,942         1,435,620        3,423,079
                                                                             ---------      ------------      -----------
                  General and administrative expenses:
                      Personnel.......................................         973,302         1,026,172          974,299
                      Occupancy and equipment.........................         278,124           276,342          256,843
                      Advertising.....................................           9,449             7,601            5,729
                      Amortization of intangibles.....................          28,733            28,756           28,754
                      Other...........................................         155,909           181,575          214,819
                                                                           -----------      ------------      -----------
                                                                             1,445,517         1,520,446        1,480,444
                  Interest expense....................................            -               -                23,898
                                                                           -----------      ------------      -----------
                  Net income (loss) before income taxes...............  $       13,425          (84,826)        1,918,737
                                                                           ===========      ============      ===========


                          WORLD ACCEPTANCE CORPORATION                        31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 (13)    QUARTERLY INFORMATION (UNAUDITED)

         The following sets forth selected quarterly operating data:

                                                                      1998                               1997
                                                      ----------------------------------  ---------------------------------
                                                         First  Second    Third   Fourth    First   Second   Third   Fourth
                                                                  (in thousands, except earnings per share date)
         Total revenues............................. $  18,983   20,134   21,624  22,878   17,307   17,995   19,169  20,847

         Provision for loan losses..................     2,696    3,698    4,465   1,742    2,246    3,028    4,198   2,642
         General and administrative expenses........    12,624   12,843   14,318  13,685   11,007   10,998   12,415  12,426
         Interest expense...........................     1,181    1,384    1,453   1,523      880      997    1,138   1,308
         Income tax expense ........................       832      740      495   1,842    1,110    1,041      496   1,305
                                                      --------  -------  -------  ------  -------  -------  -------  ------

              Net income............................     1,650    1,469      893   4,086    2,064    1,931      922   3,166
                                                      ========  =======  =======  ======  =======  =======  =======  ======

         Earnings per share:
              Basic................................. $      .09      .08     .05     .22      .10      .10      .05     .17
                                                      ========= ======== =======  ======  =======  =======  =======  ======
              Diluted............................... $     .09      .08      .05     .21      .10      .10      .05     .17
                                                      ========  =======  =======  ======  =======  =======  =======  ======

(14)     LITIGATION

         The Company and several of its subsidiaries are named as co-defendants with a number of other finance companies, jewelry and furniture retailers, and insurance companies in a purported nationwide class action, that has been consolidated with similar lawsuits in U. S. District Court in Alabama under the caption In re: Consolidated "Non-filing Insurance" Fee Litigation (Multidistrict Litigation Docket No. 1130, U. S. District Court, Middle District of Alabama, Northern Division). The consolidated action involves the defendants' non-file insurance practices. The complaint alleges, among other things, that the defendants' non-file insurance coverages do not constitute true insurance, and that the defendants' practices with respect to non-file insurance constitute alleged federal Truth-in-Lending Act and RICO violations. The complaint is seeking certification as a nationwide class action and seeks to recover money damages and injunctive relief. The complaint was filed on April 18, 1995, the Company has filed an answer, the discovery process is largely completed, and the court is considering the plaintiffs' motion for class certification and motion for partial summary judgement on the Truth-in-Lending Act claims. The Company has been advised that certain of the defendants in the case have agreed to settle the claims made against them by paying money damages to the plaintiffs. The Company has also been advised that certain of the settling defendants have agreed to change their non-file insurance practices. If the Company's non-file insurance practices are found to be improper, the Company could be required to refund non-file insurance fees, pay other significant damages to the plaintiffs, and change its non-file insurance practices going forward, and the Company's future earnings could be affected. The Company disputes the allegations made in the complaint, and intends to continue to defend itself vigorously (See Note 6 of Notes to Consolidated Financial Statements).


32                     WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The Company has been named as a defendant in an action, Turner v. World Acceptance Corp. pending in district court for the Fourteenth Judicial District, Tulsa County, Oklahoma (No. CJ-97-1921). The action commenced against the Company on May 20, 1997, names numerous other consumer finance companies as defendants, and seeks certification as a statewide class action. The action alleges that the Company and other consumer finance defendants collected excess finance charges in connection with refinancing certain consumer finance loans in Oklahoma and seeks money damages and an injunction against further collection of such charges. The Company has filed an answer in the action denying liability, and discovery is proceeding. The plaintiff's claim is based on a recent opinion of the Oklahoma Attorney General interpreting a provision of the Oklahoma Consumer Credit Code with respect to the permitted amount of certain loan refinance charges in a manner contrary to prior regulatory practice in existence in Oklahoma since 1969. Enforcement of the Oklahoma Attorney General's opinion has been enjoined, and such action is currently pending before the Oklahoma Supreme Court. In addition, the State of Oklahoma has recently enacted legislation to clarify the interpretation of the disputed provision of the Oklahoma Consumer Credit Code consistent with prior regulatory practice. The Company intends to defend this action vigorously.

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

         At March 31, 1998, the Company and certain of its subsidiaries have been named as defendants in various other legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such other matters cannot be determined, in the opinion of management, and based upon the advice of counsel, any such liability will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.

(15)     COMMITMENTS

         The Company has entered into employment agreements with certain key executive employees. The employment agreements have terms of three years and call for aggregate minimum annual base salaries of $545,400, adjusted annually as determined by the Company's Compensation Committee. The agreements also provide for annual incentive bonuses, which are based on the achievement of certain predetermined operational goals.


                       WORLD ACCEPTANCE CORPORATION                           33

INDEPENDENT AUDITORS' REPORT


The Board of Directors
World Acceptance Corporation
Greenville, South Carolina

     We have audited the accompanying consolidated balance sheets of World Acceptance Corporation and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1998. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of World Acceptance Corporation and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998, in conformity with generally accepted accounting principles.


Greenville, South Carolina
April 23, 1998

34                     WORLD ACCEPTANCE CORPORATION

CORPORATE INFORMATION


COMMON STOCK

     World Acceptance Corporation's common stock trades on the NASDAQ Stock Market under the symbol: WRLD. As of June 19, 1998, there were approximately 169 shareholders of record and approximately 2,500 persons or entities who hold their stock in nominee or "street" names through various brokerage firms. On this date there were 19,004,573 shares of common stock outstanding.

     The table below reflects the stock prices published by NASDAQ by quarter for the last three fiscal years. The last reported sale price on June 19, 1998, was 5 13/16.



             MARKET PRICE OF COMMON STOCK*

                         Fiscal 1996
         --------------------------------------
         Quarter           High           Low

         First           $ 11 1/2       $ 8 1/2
         Second            16 1/4        11 1/6
         Third             15 3/4        10
         Fourth            11 3/8         8 3/4



                         Fiscal 1997
         --------------------------------------
         Quarter           High           Low

         First           $ 11 1/2        $ 7 1/4
         Second            8               5 5/8
         Third             7  1/4          5 5/8
         Fourth            7  5/8          5



                         Fiscal 1998
         --------------------------------------
         Quarter           High            Low

         First           $ 7            $ 5 1/8
         Second            7              5 3/4
         Third             6 1/2          4 25/32
         Fourth            7 26/32        4 15/16

           *All market prices have been adjusted
        to reflect 3-for1 stock split in August 1995.