Form 10-K, Exhibit 13
period 1999-03-31
WORLD ACCEPTANCE CORP
filed 1999-06-29
CIK 108385

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

(In thousands, except per share amounts)
                                                                                   Years Ended March 31,
                                                              1999         1998         1997          1996         1995
                                                            ---------    ---------    ---------    ---------    --------
STATEMENT OF OPERATIONS DATA:
Interest and fee income.................................   $   80,677    $  71,873    $  64,820    $  58,326    $  51,257
Insurance commissions and other  income.................       11,085        8,754        7,863        9,608        5,871
                                                               ------    ---------    ---------    ---------    ---------
   Total revenues.......................................       91,762       80,627       72,683       67,934       57,128
                                                               ------    ---------    ---------    ---------    ---------
Provision for loan losses...............................       11,707        9,609        9,480        7,255        4,699
Legal expense...........................................        5,845          441          645          477          160
Other general and administrative expenses...............       57,788       53,029       46,201       40,546       35,142
Interest expense........................................        5,534        5,541        4,322        3,498        3,598
                                                             --------    ---------    ---------    ---------    ---------
   Total expenses.......................................       80,874       68,620       60,648       51,776       43,599
                                                             --------    ---------    ---------    ---------    ---------
Income before income taxes..............................       10,888       12,007       12,035       16,158       13,529
Income taxes............................................        3,568        3,909        3,952        5,602        4,910
                                                             --------    ---------    ---------    ---------    ---------
Net income (1)..........................................   $    7,320    $   8,098    $   8,083    $  10,556    $   8,619
                                                             ========    =========    =========    =========    =========
Net income per common share (diluted) (1)...............   $      .38    $     .42    $     .41    $     .49    $     .41
                                                             ========    =========    =========    =========    =========
Diluted weighted average common
   equivalent shares....................................       19,213       19,172       19,833       21,653       20,787
                                                             ========    =========    =========    =========    =========
BALANCE SHEET DATA (END OF PERIOD):
Loans receivable........................................   $  117,339   $  103,385    $  89,539    $  79,624    $  71,527
Allowance for loan losses...............................      (8,769)      (8,444)      (6,283)      (5,007)      (4,364)
                                                             -------     ---------    --------     ---------    --------
       Loans receivable, net............................      108,570       94,941       83,256       74,617       67,163
Total assets............................................      133,470      118,382      104,486       90,572       83,558
Total debt..............................................       71,632       64,182       58,682       38,232       37,882
Shareholders' equity....................................       54,692       47,301       38,963       44,880       35,758
OTHER OPERATING DATA:
As a percentage of average loans receivable:
   Provision for loan losses............................        10.4%         9.9%        11.1%         9.4%         7.2%
   Net charge-offs......................................         9.7%         9.4%        10.6%         8.6%         5.8%
Number of offices open at year-end......................          379          360          336          282          244


(1) The Company recorded a legal settlement of $5.4 million in fiscal 1999. Excluding this settlement, net of the income tax benefit, net income and net income per diluted common share would have been $10.8 million and $.56, respectively.

--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                          5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


GENERAL

     The Company's financial performance continues to be dependent in large part upon the growth in its outstanding loan receivables, the ongoing introduction of new products and services for marketing to the customer base, the maintenance of loan quality and acceptable levels of operating expenses. Since March 31, 1994, gross loans receivable have increased at a 15.6% annual compounded rate from $72.4 million to $149.6 million at March 31, 1999. The increase reflects both the higher volume of loans generated through the Company's existing offices and the contribution of loans generated from new offices opened or acquired over the period. During this same five-year period, the Company has grown from 217 offices to 379 offices as of March 31, 1999. The Company plans to open or acquire at least 25 new offices in each of the next two fiscal years.

     The Company continues to identify new products and services for marketing to its customer base. In addition to new insurance related products which have been introduced in selected states over the last several years, the Company began to sell and finance electronic items and appliances to its existing customer base. This program, the "World Class Buying Club," began in Texas in February 1995 and has since been expanded into seven states, with further expansion into the remaining two states expected within the next several months. During fiscal 1999, loan volume from this program increased to $4.4 million, a 39.2% increase over fiscal 1998 volume. As of the end of the fiscal year, the sales finance portfolio amounted to $4.0 million, or 2.7% of the total loans outstanding. The Company plans to continue to aggressively market these products, which have provided positive contributions in prior years and are expected to continue to enhance revenues in fiscal 2000 and beyond.

     The Company's ParaData Financial Systems subsidiary provides data processing systems to 111 separate finance companies, including World, and currently supports approximately 988 individual branch offices in 43 states. During fiscal 1999, ParaData increased net revenues on system sales and support to approximately $2.4 million, a 63.4% increase over fiscal 1998 net revenues. This increase resulted in a pretax contribution to the Company of $792,000. Additionally, and more important, ParaData continued to provide state-of-the-art data processing support for the Company's in-house integrated computer system.

     Beginning in fiscal 1997, the Company expanded its product line on a limited basis to include larger balance, lower risk and lower yielding, individual consumer loans. Since that time, the Company has acquired five larger loan offices and several bulk purchases of larger loans receivable. Additionally, the Company has converted five of its traditional small-loan offices into those offering the larger loan products. As of March 31, 1999, the larger class of loans amounted to approximately $8.4 million, a 30.5% increase over the balance outstanding at the end of the prior fiscal year. Even with this growth, the $8.4 million in larger balances represented only 5.6% of the total loan portfolio at the end of the fiscal year. Management believes that these offices can support much larger asset balances with lower expense and loss ratios, thus providing positive contributions. While the Company does not intend to change its primary lending focus from its small-loan business, it does intend to continue expanding the larger loan product line into additional offices during the current fiscal year.

--------------------------------------------------------------------------------
6                        WORLD ACCEPTANCE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------



     The following table sets forth certain information derived from the Company's consolidated statements of operations and balance sheets, as well as operating data and ratios, for the periods indicated.

                                                                                         Years Ended March 31,

                                                                                   1999            1998           1997
                                                                                ----------      -----------   -----------

                                                                                            (Dollars in thousands)
       Average gross loans receivable (1).................................... $   144,203       $  125,094    $  109,206
       Average loans receivable (2)..........................................     112,273           97,285        85,445

       Expenses as a percentage of total revenue:
           Provision for loan losses.........................................       12.8%            11.9%         13.0%
           General and administrative(3).....................................       63.5%            66.3%         64.5%
           Total interest expense............................................        6.0%             6.9%          5.9%

       Operating margin (4)..................................................       23.8%            21.8%         22.5%
       Return on average assets (5)..........................................        8.4%             7.2%          8.2%

       Offices opened and acquired, net......................................          19               24            54
       Total offices (at period end).........................................         379              360           336

--------------------
       (1) Average gross loans receivable have been determined by averaging month-end gross loans receivable over the indicated period.
       (2) Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.
       (3) Excludes $5.4 million expense for pending legal settlement for the year ended March 31, 1999. Including this one time charge, the ratio would have been 69.3% for the annual period.
       (4) Operating margin is computed as total revenues less provision for loan losses and general and administrative expenses (excluding the legal settlement change), as a percentage of total revenues. Including the $5.4 million charge for the pending legal settlement, the operating margin for the year ended March 31, 1999 would have been 17.9%.
       (5) Excludes $5.4 legal settlement, net of tax benefit, for the year ended March 31, 1999. Including this one time change, the ratio would have been 5.7% for the annual period.


COMPARISON OF FISCAL 1999 VERSUS FISCAL 1998

     Net income for the fiscal year ended March 31, 1999 was $7.3 million. The results for the year were greatly affected by legal expenses resulting from a pending settlement of certain litigation (See Pending Legal Settlement). The total costs of this settlement is expected to be $5.4 million including the expense of complying with the terms of the settlement. Excluding the settlement related expenses, as well as the related income tax benefit, net income amounted to $10.8 million, an increase of $2.7 million, or 33.0%, over fiscal 1998. This increase resulted from an increase in operating income (revenues less the provision for loan losses and general and administrative expenses) of $4.3 million, or 24.4%. This increase was offset by an increase in income taxes.

     Total revenues amounted to $91.8 million during fiscal 1999, an increase of $11.1 million, or 13.8%, over fiscal 1998. Revenues from the 311 offices that were open throughout both fiscal years increased by 8.9%. At March 31, 1999, the Company had 379 offices in operation, a net increase of 19 offices during the fiscal year.


--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                          7

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


     During fiscal 1999, interest and fee income increased by $8.8 million, or 12.4%, over the previous fiscal year. This increase resulted primarily from an increase in average loans receivable of $15.0 million, or 15.4%, over the two fiscal years. The Company continued to see a decline in the overall yield on the loan portfolio as the volume of larger loans and sales finance loans increased over prior year levels.

     Insurance commissions and other income increased by $2.3 million, or 26.6%, over the two fiscal years. Insurance commissions increased by $533,000, or 10.1%, as a result of increased loans outstanding in the four states where credit insurance is sold in conjunction with the Company's loan products. Other income increased by $1.8 million, or 51.9%, primarily as a result of increased volume by the Company's sales finance program and greatly increased revenue by the Company's computer subsidiary, ParaData Financial Systems. The gross profit from the sales finance program, referred to as the "World Class Buying Club" increased by $339,000, or 21.7%, over the two fiscal years, as the program was expanded into two additional states during the year. As of the end of the fiscal year, this program was offered to the Company's customers in seven of the nine states where the Company currently operates. ParaData's gross profits increased by $925,000, or 63.4%, during fiscal 1999, primarily as a result of several new systems that were installed for new customers during the year. At the end of the fiscal year, ParaData had 111 customers and supported 988 branch offices, including the Company's 379 offices. Additionally, increased sales of other ancillary products, such as Motor Club Memberships and Accidental Death & Disability Insurance, further enhanced other income during the current fiscal year.

     The provision for loan losses increased by $2.1 million, or 21.8%, when comparing the past two fiscal years. This increase resulted from an increase in the allowance for losses of $325,000, or 3.8%, combined with an increase in net charge-offs of $1.7 million, or 18.6%. As a percentage of average loans receivable, net charge-offs increased slightly from 9.4% during fiscal 1998 to 9.7% during fiscal 1999.

       General and administrative expenses, excluding the pending legal settlement, increased by $4.8 million, or 8.9%, during the current year when compared to fiscal 1998. As a percentage of total revenues, these expenses decreased from 66.3% in fiscal 1998 to 63.5% in the most recent year. The Company's expense ratios have benefited from the sale or combination of 10 unprofitable offices during the year, as well as a reduction in the number of new offices that were opened during this period. Excluding the expenses related to the legal settlement and those associated with ParaData, overall general and administrative expenses, when divided by average open offices increased by 3.3%.

       Interest expense remained level over the two fiscal years. While the Company's average level of debt outstanding increased by approximately 7.3% over the past two fiscal years, the Company benefited from a reduction in interest rates during this period as prime dropped from 8.5% at the beginning of the fiscal year to 7.75% at March 31, 1999.

       The Company's effective income tax rate increased slightly to 32.8% in fiscal 1999 from 32.6% in fiscal 1998 as a result of reduced benefits from the Company's captive insurance subsidiary.


COMPARISON OF FISCAL 1998 VERSUS FISCAL 1997

     Net income was $8.1 million in fiscal 1998, approximately the same as the amount earned during fiscal 1997. Operating income was $17.5 million in fiscal 1998, an increase of $1.2 million, or 7.3%, over the $16.3 million in fiscal 1997. This increase was primarily offset by an increase in interest expense.

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

--------------------------------------------------------------------------------
8                   WORLD ACCEPTANCE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

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

     The provision for loan losses during fiscal 1998 increased by $487,000, or 4%, from the previous year. This increase resulted from an increase in the general allowance for loan losses, offset by a reduction in loan losses. As a percentage of average loans receivable, net charge-offs decreased to 9.4% during fiscal 1998 from 10.6% during fiscal 1997. This decrease represents the first decline in the charge-off ratios in several years. As a percentage of loans receivable outstanding, the allowance for loan losses increased to 8.2% at March 31, 1998, compared to 7.0% at March 31, 1997. This increase resulted primarily from reserves on acquired loans that were purchased at significant discounts during the fiscal year.

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

     Interest expense increased by $1.2 million during fiscal 1998 as a result of a 20% increase in average borrowings outstanding over the two fiscal years as well as the increased interest rate on the $10.0 million in subordinated debt that was issued during the year.

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

--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                          9

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

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

     The following table sets forth the Company's allowance for loan losses at the end of the fiscal years ended March 31, 1999, 1998, and 1997 and the credit loss experience over the indicated periods:

                                                                                       At or for the
                                                                                   Years Ended March 31,
                                                                          -------------------------------------
                                                                              1999          1998         1997
                                                                           ---------     ---------    ---------
                                                                                   (Dollars in thousands)
   Allowance for loan losses...........................................  $    8,769     $    8,444    $    6,283
   Percentage of loans receivable......................................        7.5%          8.2%          7.0%

   Provision for loan losses...........................................  $   11,707     $    9,609    $    9,480

   Net charge-offs.....................................................  $   10,863     $    9,158    $    9,077
   Net charge-offs as a percentage of average loans receivable (1).....        9.7%          9.4%          10.6%


    (1) Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.


     The following table classifies the gross loans receivable of the Company that were delinquent on a recency and contractual basis for at least 60 days at March 31, 1999, 1998, and 1997:

                                                                                       At March 31,
                                                                           ------------------------------------
                                                                              1999          1998         1997
                                                                           ---------     ---------    ---------
                                                                                   (Dollars in thousands)
   Recency basis:
     60 - 89 days past due.............................................  $     2,163    $    1,901    $    1,812
     90 - 179 days past due............................................        1,047           712           640
                                                                             -------       -------        ------

       Total...........................................................  $     3,210    $    2,613    $    2,452
                                                                             =======       =======        ======
   Percentage of period end gross loans receivable.....................         2.1%          2.0%          2.2%
   Contractual basis:
     60 - 89 days past due.............................................  $     2,766    $    2,360    $    2,227
     90 - 179 days past due............................................        2,609         1,952         1,912
                                                                             -------       -------        ------

       Total...........................................................  $     5,375    $    4,312    $    4,139
                                                                             =======       =======        ======

   Percentage of period end gross loans receivable.....................         3.6%          3.3%          3.6%

--------------------------------------------------------------------------------
10                        WORLD ACCEPTANCE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

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

     The following table sets forth certain items included in the Company's unaudited consolidated financial statements and the offices open during fiscal years 1998 and 1999.

                                                           AT OR FOR THE THREE MONTHS ENDED
                             ---------------------------------------------------------------------------------------------
                             June  30,  Sept.  30,    Dec.  31,   March 31,   June 30,    Sept. 30,   Dec. 31,    March 31,
                               1997        1997         1997        1998        1998        1998        1998        1999
                             ---------  ----------    ---------   ---------   --------    ---------   --------    --------
                                                                (Dollars in thousands)
     Total revenues.......  $   18,386  $   19,302  $   20,720  $   22,218   $  20,734  $   21,682  $   23,836  $   25,510
     Provision for
        loan losses.......       2,098       2,867       3,562       1,082       2,360       3,112       4,262      19,734
     General and
        administrative
        expenses..........      12,624      12,843      14,317      13,685      13,925      19,696      15,012      15,000
     Net income (loss)....       1,651       1,469         893       4,086       2,133     (1,670)       2,054       4,803

     Gross loans
        receivable........  $  115,916  $  125,930  $  143,315  $  130,559  $  136,061  $  141,133  $  166,479  $  149,571
     Number of
        offices open......         350         359         360         360         366         374         383         379

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS AND REGULATORY POLICIES

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that adoption of SFAS 133 will have a material effect on its financial statements.

--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                         11

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations, acquisitions and office expansion through a combination of cash flow from operations and borrowings from its institutional lenders. The Company has generally applied its cash flow from operations to fund its increasing loan volume, to fund acquisitions, to repay long-term indebtedness, to repurchase its common stock and, during this past fiscal year, to fund the pending legal settlement. As the Company's gross loans receivable increased from $99.4 million at March 31, 1996, to $149.6 million at March 31, 1999, net cash provided by operating activities for fiscal years 1997, 1998, and 1999 was $20.6 million, $19.0 million, and $20.7 million, respectively.

     The Company's primary ongoing cash requirements relate to the funding of new offices and acquisitions, the overall growth of loans outstanding, the repayment of long-term indebtedness and the repurchase of its common stock. The Company repurchased 1,986,000 shares of its common stock under its repurchase program, for an aggregate purchase price of approximately $16.0 million, between February 1996 and October 1996. Because of certain loan agreement restrictions, the Company suspended its stock repurchases in October 1996, but believes stock repurchases to be a viable component of the Company's long-term financial strategy and an excellent use of excess cash when the opportunity arises. In addition, the Company plans to open or acquire at least 25 new offices in each of the next two fiscal years. Expenditures by the Company to open and furnish new offices generally averaged approximately $15,000 per office during fiscal 1999. New offices have also required from $100,000 to $400,000 to fund outstanding loans receivable originated during their first 12 months of operation.

     The Company acquired three offices and a number of loan portfolios from competitors in eight states in 21 separate transactions during fiscal 1999. Gross loans receivable purchased in these transactions were approximately $5.9 million in the aggregate at the dates of purchase. The Company believes that attractive opportunities to acquire new offices or receivables from its competitors or to acquire offices in communities not currently served by the Company will continue to become available as conditions in local economies and the financial circumstances of owners change. On December 1, 1998, the Company paid the fourth installment on its 8.5% Senior Term Notes of $4.0 million. The Company financed the acquisitions and the Term Note repayment with borrowings under its revolving credit facility.

       The Company has $4.0 million remaining principal balance of 8.5% senior secured notes due December 1, 1999 (the "Term Notes"). The Term Notes provide for interest payments to be made semi-annually with the final principal payment to be made on December 1, 1999.

     The Company has a $65.0 million revolving credit facility with a syndicate of banks. The credit facility will expire on September 30, 2000. The maximum amount that could be borrowed under this credit facility was raised to $77.0 million during the period December 1, 1998 to March 15, 1999. Funds borrowed under the revolving credit facility bear interest, at the Company's option, at either the agent bank's prime rate per annum or the LIBOR rate plus 1.60% per annum. At March 31, 1999, the interest rate on borrowings under the revolving credit facility was 6.63%. The Company pays a commitment fee equal to 0.375% of the daily unused portion of the revolving credit facility. Amounts outstanding under the revolving credit facility may not exceed specified percentages of eligible loans receivable. On March 31, 1999, $57.1 million was outstanding under this facility, and there was $7.9 million of unused borrowing availability under the borrowing base limitations.

--------------------------------------------------------------------------------
12                          WORLD ACCEPTANCE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

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

     The Company's credit agreements contain a number of financial covenants, including minimum net worth and fixed charge coverage requirements. The credit agreements also contain certain other covenants, including covenants that impose limitations on the Company with respect to (i) declaring or paying dividends or making distributions on or acquiring common or preferred stock or warrants or options, (ii) redeeming or purchasing or prepaying principal or interest on subordinated debt, (iii) incurring additional indebtedness and (iv) entering into a merger, consolidation or sale of substantial assets or subsidiaries. The Term Notes and Senior Subordinated Notes are also subject to prepayment penalties. The Company believes that it is in compliance with these agreements and does not believe that these agreements will materially limit its business and expansion strategy.

     The Company believes that cash flow from operations and borrowings under its revolving credit facility will be adequate to fund the expected cost of opening or acquiring new offices, including funding initial operating losses of new offices and funding loans receivable originated by those offices and the Company's other offices and the scheduled repayment of the Term Notes. The Company needs to increase the borrowing limits under its revolving credit facility from time to time and does not anticipate this to be a problem, however, there can be no assurance that this additional funding will be available when needed.

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

PENDING LEGAL SETTLEMENT

     Since April 1995, the Company and several of its subsidiaries have been parties to litigation challenging the Company's non-filing insurance practices. Non-filing insurance is an insurance product that lenders like the Company can purchase in lieu of filing a UCC financing statement covering the collateral of their borrowers. The litigation against the Company has been consolidated with other litigation against other finance companies, jewelry and furniture retailers, and insurance companies in a purported nationwide class action in the U.S. District Court in Alabama under the caption In re: Consolidated "Non-filing Insurance" Fee Litigation (Multidistrict Litigation Docket No. 1130), U.S. District Court, Middle District of Alabama, Northern Division).

     On November 11, 1998, the Company and its subsidiaries named in the action entered into a settlement agreement. Pursuant to the settlement agreement, which is subject to the court's approval, the Company has agreed to settle all claims alleged in the litigation involving it and its subsidiaries for an aggregate cash payment of $5 million. In addition, the terms of the settlement will curtail certain non-filing practices by the Company and its subsidiaries and will allow the court to approve criteria defining those circumstances in which the Company's subsidiaries can make non-filing insurance claims going forward. As a result of the settlement, non-filing insurance fees charged to borrowers will be reduced by 25%. The settlement agreement, which includes the settlement by several other defendants in the litigation, including the Company's insurer, is subject to the court's approval because the settlement concerns a class action.

--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                         13

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

     The Company has recorded an accrual for settlement costs, including the expected expenses to comply with the terms of the settlement, of $5.4 million in the fiscal year ended March 31, 1999. Of this total accrual, $5.1 million has been paid to an escrow account, pending distribution to class participants. Going forward, the Company expects that the settlement will limit and reduce the coverage for the types of losses with respect to which its subsidiaries will submit claims. The Company cannot predict the amount of this reduction, but believes that the settlement will negatively impact the Company in the near term, but should not have a material adverse effect of the Company's results of operations over time.

YEAR 2000

     The Company recognizes that there is a business risk in computerized systems and products as the calendar rolls over into the next century. Failure of these systems and products to correctly process the date could cause miscalculations, unpredictable or inconsistent results, or complete system failures. This problem is commonly called the "year 2000 problem." In particular, in the Company's line of business, the year 2000 problem could cause results such as miscalculations of interest on loans or other significant problems.

     The Company has determined that its primary software package, the "Loan Manager System" developed and maintained by its wholly owned subsidiary, ParaData Financial Systems, is year 2000 compliant.

     The Company is also dependent upon several outside vendors for processing information such as payroll, general ledger, benefits administration, etc. Inquiries have been made of and assurances received from each of these providers that these systems are also prepared for the year 2000. Nevertheless, the Company intends to conduct tests of all primary and secondary systems during 1999 to ensure the accuracy of information to the extent possible. The Company believes that its total costs of addressing the year 2000 problem has been, and will continue to be, immaterial.

     The Company believes the most reasonably likely worst case year 2000 scenario would be the failure of key suppliers (e.g. utility providers, phone and data communication vendors, banks, etc.) to achieve year 2000 compliance, resulting in lost revenues due to forced office closings or loss of communications for extended periods of time. Currently, based on responses obtained from third parties to date, the Company is not aware of any material third parties that do not expect to be year 2000 compliant. However, due to the uncertainty surrounding the readiness of third parties, the Company is unable to determine whether the consequences of year 2000 failures will materially affect the Company's financial condition or results of operations. The Company maintains a contingency plan that allows individual offices to operate in a manual environment for short periods of time; however, these alternatives would not be sufficient should year 2000 failures cause blackouts for extended periods.

     The year 2000 disclosure set forth above should be read in connection with "Forward-Looking Information," which follows.

OTHER MATTERS

     The Company has been named as a defendant in an action, Turner v. World Acceptance Corp., pending in district court for the Fourteenth Judicial District, Tulsa County, Oklahoma (No. CJ-97-1921). The action commenced against the Company on May 20, 1997, names numerous other consumer finance companies as defendants, and seeks certification as a statewide class action. The action alleges that the Company and other consumer finance defendants collected excess finance charges in connection with refinancing certain consumer finance loans in Oklahoma and seeks money damages and an injunction against further collection of such charges. The Company has filed an answer in the action denying liability, and discovery is proceeding. The plaintiff's claim is based on a recent opinion of the Oklahoma Attorney General interpreting a provision of the

--------------------------------------------------------------------------------
14                        WORLD ACCEPTANCE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Oklahoma Consumer Credit Code with respect to the permitted amount of certain loan refinance charges in a manner contrary to prior regulatory practice in existence in Oklahoma since 1969. The Company and numerous other consumer finance companies have brought suit to enjoin enforcement by the Oklahoma Attorney General of its recent interpretation of this provision of the Oklahoma Consumer Credit Code. In May 1999, the Oklahoma Supreme Court upheld the Attorney General's interpretation on a prospective basis. The Company and the other consumer finance companies party to the proceeding against the Attorney General have petitioned the Oklahoma Supreme Court for a rehearing on this matter. In addition, the State of Oklahoma has recently enacted legislation to clarify the interpretation of the disputed provision of the Oklahoma Consumer Credit Code consistent with the prior regulatory practice followed by the Company. Because of this recent legislation, the Company expects that the purported class-action lawsuit, even if decided adversely to the Company, would not materially affect the Company's refinancing practices in Oklahoma going forward, although such an adverse decision could possibly involve a material monetary award. The Company intends to defend this action vigorously.

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

FORWARD-LOOKING STATEMENTS

     This report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," may contain various "forward-looking statements," within the meaning of Section 21E of the Securities Exchange Act of 1934, that are based on management's belief and assumptions, as well as information currently available to management. Specifically, management's statements of expectations with respect to the litigation and pending settlement (the "Settlement") described above in "Pending Legal Settlement", the litigation described above in "Other Matters," and the matters discussed above in "Year 2000," may be deemed forward-looking statements. When used in this document, the words "anticipate," "estimate," "expect," and similar expressions may identify forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual financial results, performance or financial condition may vary materially from those anticipated, estimated or expected. Among the key factors that could cause the Company's actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements are the following: changes in interest rates; risks inherent in making loans, including repayment risks and value of collateral; recently-enacted or proposed legislation; whether, and the terms upon which, court approval of the Settlement is obtained; the occurrence of non-filing claims at historical levels in circumstances validated by the Settlement; the timing and amount of revenues that may be recognized by the Company; changes in current revenue and expense trends (including trends affecting charge-offs); changes in the Company's markets and general changes in the economy (particularly in the markets served by the Company); the ability of the Company and third parties with whom the Company deals to achieve year 2000 compliance; the unpredictable nature of litigation; and other matters discusses in this Report and the Company's other filings with the Securities and Exchange Commission.

--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                         15

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                                 March 31,
                                                                                  -------------------------------------
                                                                                       1999                  1998
                                                                                  ---------------        --------------
                                 ASSETS
Cash............................................................................  $     1,236,207             1,212,611
Gross loans receivable..........................................................      149,570,861           130,559,256
Less:
     Unearned interest and deferred fees........................................      (32,231,831)          (27,173,845)
     Allowance for loan losses..................................................       (8,769,367)           (8,444,563)
                                                                                    -------------         -------------
         Loans receivable, net..................................................      108,569,663            94,940,848
Property and equipment, net.....................................................        6,299,662             6,424,757
Other assets, net...............................................................        7,536,987             6,193,300
Intangible assets, net..........................................................        9,827,885             9,610,394
                                                                                    -------------         -------------
                                                                                  $   133,470,404           118,381,910
                                                                                    =============         =============
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
     Senior notes payable.......................................................       61,150,000            53,700,000
     Subordinated notes payable.................................................       10,000,000            10,000,000
     Other note payable.........................................................          482,000               482,000
     Income taxes payable.......................................................        1,940,091             2,795,119
     Accounts payable and accrued expenses......................................        5,206,483             4,103,511
                                                                                    -------------         -------------
         Total liabilities......................................................       78,778,574            71,080,630
                                                                                    -------------         -------------

Shareholders' equity:
     Preferred stock, no par value
         Authorized 5,000,000 shares............................................            -                     -
     Common stock, no par value
         Authorized 95,000,000 shares;
         issued and outstanding 19,016,573 and 18,998,573 shares
         at March 31, 1999, and 1998, respectively .............................           -                      -
     Additional paid-in capital.................................................          935,921               864,968
     Retained earnings..........................................................       53,755,909            46,436,312
                                                                                   --------------         -------------
         Total shareholders' equity.............................................       54,691,830            47,301,280
                                                                                    -------------         -------------
Commitments and contingencies
                                                                                  $   133,470,404           118,381,910
                                                                                    =============         =============

          See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
16                       WORLD ACCEPTANCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                     Years Ended March 31,
                                                                    ---------------------------------------------------
                                                                         1999                1998             1997
                                                                    ---------------     -------------     -------------
Revenues:
     Interest and fee income....................................    $    80,676,687        71,872,739        64,820,096
     Insurance commissions and other income.....................         11,085,548         8,753,768         7,863,196
                                                                      -------------     -------------     -------------
              Total revenues....................................         91,762,235        80,626,507        72,683,292
                                                                      -------------     -------------     -------------

Expenses:
     Provision for loan losses..................................         11,707,392         9,608,495         9,479,894
                                                                      -------------     -------------     -------------
     General and administrative expenses:
         Personnel..............................................         37,055,930        32,922,691        28,161,923
         Occupancy and equipment................................          6,358,974         6,099,711         5,037,019
         Data processing........................................          1,437,421         1,309,845         1,027,590
         Advertising   .........................................          4,063,755         4,179,616         2,897,659
         Legal..................................................          5,844,864           441,246           645,486
         Amortization of intangible assets......................          1,309,632         1,432,076         3,020,259
         Other..................................................          7,562,355         7,084,384         6,055,772
                                                                      -------------     -------------     -------------
                                                                         63,632,931        53,469,569        46,845,708
                                                                      -------------     -------------     -------------
     Interest expense...........................................          5,534,315         5,541,002         4,322,351
                                                                      -------------     -------------     -------------
              Total expenses....................................         80,874,638        68,619,066        60,647,953
                                                                      -------------     -------------     -------------

Income before income taxes......................................         10,887,597        12,007,441        12,035,339
                                                                      -------------     -------------     -------------
Income taxes....................................................          3,568,000         3,909,000         3,952,000
                                                                      -------------     -------------     -------------
Net income......................................................    $     7,319,597         8,098,441         8,083,339
                                                                      =============     =============     =============
Net income per common share
     Basic......................................................    $           .39               .43               .41
                                                                      =============     =============     =============
     Diluted....................................................    $           .38               .42               .41
                                                                      =============     =============     =============

Weighted average common equivalent shares outstanding
     Basic......................................................         19,010,789        18,959,348        19,492,086
                                                                      =============     =============     =============
     Diluted....................................................         19,212,813        19,172,456        19,832,525
                                                                      =============     =============     =============

          See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                         17

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                        Additional
                                                                          Paid-in           Retained
                                                                          Capital           Earnings          Total
                                                                        -----------      ------------      ------------
Balances at March 31, 1996........................................   $   14,625,136        30,254,532        44,879,668

Proceeds from exercise of stock options (60,000 shares),
   including tax benefits of $66,469..............................          259,294             -               259,294
Common stock repurchases (1,810,000 shares).......................      (14,258,838)            -           (14,258,838)
Net income........................................................            -             8,083,339         8,083,339
                                                                        -----------      ------------      ------------

Balances at March 31, 1997........................................          625,592        38,337,871        38,963,463

Proceeds from exercise of stock options (62,000 shares),
   including tax benefits of $58,543..............................          239,376             -               239,376
Net income........................................................              -           8,098,441         8,098,441
                                                                        -----------      ------------      ------------

Balances at March 31, 1998........................................          864,968        46,436,312        47,301,280

Proceeds from exercise of stock options (18,000 shares),
   including tax benefits of $18,453..............................           70,953             -                70,953
Net income........................................................              -           7,319,597         7,319,597
                                                                        -----------      ------------      ------------

Balances at March 31, 1999........................................   $      935,921        53,755,909        54,691,830
                                                                        ===========      ============      ============

          See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
18                     WORLD ACCEPTANCE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                       Years Ended March 31,
                                                                            1999              1998             1997
                                                                         ------------     ------------      ------------
Cash flows from operating activities:
   Net income ......................................................       $7,319,597       8,098,441        8,083,339
   Adjustments to reconcile net income to net cash provided
     by operating activities:
     Amortization of intangible assets ..............................       1,309,632        1,432,076         3,020,259
     Amortization of loan costs and discounts........................         119,741           73,636            80,841
     Provision for loan losses.......................................      11,707,392        9,608,495         9,479,894
     Depreciation  ..................................................       1,428,619        1,456,052         1,319,667
     Change in accounts:
       Other assets, net.............................................      (1,463,428)      (1,742,179)         (847,269)
       Income taxes payable..........................................        (836,575)        (322,645)          (217,680)
       Accounts payable and accrued expenses.........................       1,102,972          438,919          (334,850)
                                                                         ------------     ------------      ------------
         Net cash provided by operating activities...................      20,687,950       19,042,795        20,584,201
                                                                         ------------     ------------      ------------
Cash flows from investing activities:
   Increase in loans receivable, net.................................     (21,064,511)     (13,857,947)       (5,511,878)

   Net assets acquired from office acquisitions, primarily loans.....      (4,311,115)      (7,450,022)      (12,688,099)
   Increase in intangible assets from acquisitions...................      (1,527,123)      (1,925,437)       (7,277,485)
   Purchases of property and equipment, net..........................      (1,264,105)      (1,763,684)       (1,698,400)
                                                                         ------------     ------------      ------------
         Net cash used by investing activities.......................     (28,166,854)     (24,997,090)      (27,175,862)
                                                                         ------------     ------------       -----------
Cash flows from financing activities:
   Proceeds (repayments) of senior revolving notes
      payable, net...................................................      11,450,000         (500,000)       24,450,000
   Repayment of senior term notes payable............................      (4,000,000)      (4,000,000)       (4,000,000)
   Proceeds from senior subordinated notes...........................            -          10,000,000              -
   Proceeds from exercise of stock options...........................          52,500          180,833           192,825

   Repurchase of common stock........................................            -                -          (14,258,838)
                                                                         ------------     ------------       -----------
         Net cash provided by  financing activities..................       7,502,500        5,680,833         6,383,987
                                                                         ------------     ------------      ------------
Increase (decrease) in cash..........................................          23,596         (273,462)         (207,674)
Cash at beginning of year............................................       1,212,611        1,486,073         1,693,747
                                                                         ------------     ------------      ------------
Cash at end of year..................................................   $   1,236,207        1,212,611         1,486,073
                                                                         ============     ============      ============

          See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                         19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


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

         LOANS AND INTEREST INCOME

         The Company is licensed to originate direct cash consumer loans in the states of Georgia, South Carolina, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois and New Mexico. During fiscal 1999 and 1998, the Company originated loans generally ranging up to $1,500, with terms of 15 months or less. Experience indicates that a majority of the direct cash consumer loans are renewed.

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

         The Company generally offers its loans at the prevailing statutory rates for terms not to exceed 15 months. Management believes that the carrying value approximates the fair value of its loan portfolio.

         ALLOWANCE FOR LOAN LOSSES

         Additions to the allowance for loan losses are based on management's evaluation of the loan portfolio under current economic conditions, the volume of the loan portfolio, overall portfolio quality, review of specific loans, charge-off experience, and such other factors which, in management's judgment, deserve recognition in estimating loan losses. Loans are charged off at the earlier of when such loans are deemed to be uncollectible or when six months have elapsed since the date of the last payment. The net balance of loans deemed to be uncollectible is charged against the loan loss allowance. Recoveries of previously charged-off loans are credited to the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the calculations.

--------------------------------------------------------------------------------
20                        WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         At March 31, 1999 and 1998, there were no concentrations of loans in any local economy, type of property, or to any one borrower.

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

         OTHER ASSETS

         Other assets include costs incurred in connection with originating long-term debt. Such remaining unamortized costs aggregated $232,930 and $352,671 at March 31, 1999 and 1998, respectively, and are amortized as interest expense over the life of the respective indebtedness.

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

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about the Fair Value of Financial Instruments" (SFAS 107) in December 1991. SFAS 107 requires disclosures about the fair value of all financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The carrying amount of financial instruments included in the financial statements are deemed reasonable estimates of their fair value because of the short-term nature of these instruments.

--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                         21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

         NON-FILE INSURANCE

         Non-file premiums are charged on certain loans at inception and renewal in lieu of recording and perfecting the Company's security interest in the assets pledged on certain loans and are remitted to a third party insurance company for non-file insurance coverage. Such insurance and the related insurance premiums, claims, and recoveries are not reflected in the accompanying consolidated financial statements (see note 6).

         Certain losses related to such loans, which are not recoverable through life, accident and health, property, or unemployment insurance claims are reimbursed through non-file insurance claims subject to policy limitations. Any remaining losses are charged to the allowance for loan losses.

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

         SUPPLEMENTAL CASH FLOW INFORMATION

         For the years ended March 31, 1999, 1998, and 1997, the Company paid interest of $5,784,930, $5,391,147, and $4,302,473, respectively.

         For the years ended March 31, 1999, 1998, and 1997, the Company paid income taxes of $5,661,575, $5,406,645, and $5,343,680, respectively.

--------------------------------------------------------------------------------
22                       WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Supplemental non-cash financing activities for the years ended March 31, 1999, 1998, and 1997, consist of:

                                                                                   1999           1998            1997
                                                                                ----------     -----------    -----------
             Tax benefits from exercise of stock options..................      $  18,453         58,543          66,469

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

         RECLASSIFICATION

         Certain reclassification entries have been made for fiscal 1998 and 1997 to conform with fiscal 1999 presentation. There was no impact on shareholders' equity or net income previously reported as a result of these reclassifications.

--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                         23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

 (2)     ALLOWANCE FOR LOAN LOSSES

         The following is a summary of the changes in the allowance for loan losses for the years ended March 31, 1999, 1998, and 1997:

                                                                                             March 31,
                                                                          -----------------------------------------------
                                                                               1999            1998               1997
                                                                          ------------       -----------      -----------
           Balance at the beginning of the year.......................  $    8,444,563         6,283,459        5,006,703
           Provision for loan losses..................................      11,707,392         9,608,495        9,479,894
           Loan losses................................................     (12,256,626)      (10,436,240)     (10,025,203)
           Recoveries.................................................       1,393,437         1,278,616          947,999
           Allowance on acquired loans, net of specific charge-offs...        (519,399)        1,710,233          874,066
                                                                          ------------       -----------     ------------
           Balance at the end of the year.............................  $    8,769,367         8,444,563        6,283,459
                                                                          ============       ===========     ============

         The allowance on accrued loans represents specific reserves established on bulk loan purchases and is shown in the above roll-forward net of subsequent charge-offs related to the same purchased loans.

(3)      PROPERTY AND EQUIPMENT

         Summaries of property and equipment follow:

                                                                                              March 31,
                                                                                   ------------------------------
                                                                                       1999               1998
                                                                                   ------------      ------------
           Land.................................................................$       250,443           325,443
           Buildings and leasehold improvements.................................      2,550,763         2,788,518
           Furniture and equipment..............................................      9,600,998         8,296,239
                                                                                   ------------      ------------
                                                                                     12,402,204        11,410,200
           Less accumulated depreciation and amortization.......................      6,102,542         4,985,443
                                                                                   ------------      ------------
                Total........................................................... $    6,299,662         6,424,757
                                                                                   ============      ============

(4)      INTANGIBLE ASSETS

         Intangible assets, net of accumulated amortization, consist of:

                                                                                              March 31,
                                                                                   ------------------------------
                                                                                       1999               1998
                                                                                   ------------      ------------
           Cost of acquiring existing customers................................. $    1,994,782         1,150,626
           Value assigned to noncompete agreements..............................      6,228,480         6,564,982
           Goodwill.............................................................      1,271,633         1,437,499
           Other................................................................        332,990           457,287
                                                                                   ------------      ------------
                Total........................................................... $    9,827,885         9,610,394
                                                                                   ============      ============

--------------------------------------------------------------------------------
24                         WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

 (5)     NOTES PAYABLE

         Summaries of the Company's notes payable follow:

              SENIOR CREDIT FACILITIES

              $4,000,000 Senior Secured Term Notes -- These notes mature December 1, 1999, and bear interest at 8.5%, payable semi-annually. The notes may be prepaid subject to certain prepayment penalties.

              $65,000,000 Revolving Credit Facility - This facility provides for borrowings of up to $65.0 million, with $57.2 million outstanding at March 31, 1999, subject to a borrowing base formula. The maximum borrowings were temporarily increased to $77.0 million for the period December 15, 1998, to March 15, 1999. The Company may borrow, at its option, at the rate of prime or LIBOR plus 1.60%. At March 31, 1999, the Company's interest rate was 6.63% and the unused amount available under the revolver was $7,850,000. The revolving credit facility has a commitment fee of 3/8 of 1% on the unused portion of the commitment. Borrowings under the revolving credit facility mature on September 30, 2000.

              $10,000,000 Senior Subordinated Secured Notes - These notes mature in five annual installments of $2.0 million beginning June 30, 2000 and ending June 30, 2004, and bear interest at 10.0%, payable quarterly. The notes were issued at a discounted price equal to 99.6936% and may be prepaid subject to certain prepayment penalties.

              Substantially all of the Company's assets are pledged as collateral for borrowings under the senior credit agreements. The Company's assets are also pledged as collateral for the senior subordinated notes on a subordinated basis.

              OTHER NOTE PAYABLE

              The Company also has a $482,000 note payable to an unaffiliated insurance company, bearing interest at 10%, payable annually, which matures in September 2001.

         The various debt agreements contain restrictions on the amounts of permitted indebtedness, investments, working capital, repurchases of common stock and cash dividends. At March 31, 1999, approximately $2,863,945 was available under these covenants for the payment of cash dividends, or the repurchase of the Company's common stock. In addition, the agreements restrict liens on assets and the sale or transfer of subsidiaries. The Company was in compliance with the various debt covenants for all periods presented.

         The aggregate annual maturities of the notes payable for each of the fiscal years subsequent to March 31, 1999, are as follows: 2000, $4,000,000; 2001, $59,150,000; 2002, $2,482,000; 2003, $2,000,000;
         2004, $2,000,000; thereafter, $2,000,000.

--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                         25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

 (6)     NON-FILE INSURANCE

         The Company maintains non-file insurance coverage with an unaffiliated insurance company. Premiums, claims paid, and recoveries under this coverage are not included in the accompanying financial statements. The following is a summary of the non-file insurance activity for the years ended March 31, 1999, 1998, and 1997:

                                                                1999                 1998                1997
                                                            -------------         -----------        -----------
             Insurance premiums written................    $    3,162,825           3,257,517          3,566,960
             Recoveries on claims paid.................    $      367,756             334,812            315,112
             Claims paid...............................    $   (3,200,486)         (3,267,005)        (3,971,106)

(7)      LEASES

         The Company conducts most of its operations from leased facilities, except for its owned corporate office building. It is expected that in the normal course of business, expiring leases will be renewed at the Company's option or replaced by other leases or acquisitions of other properties.

         The future minimum lease payments under noncancelable operating leases as of March 31, 1999, are as follows:

                      2000.....................................................................  $   2,817,962
                      2001.....................................................................      1,686,646
                      2002.....................................................................        786,966
                      2003 ....................................................................        459,749
                      2004 ....................................................................        191,597
                      Thereafter...............................................................         77,250
                                                                                                  ------------
                               Total future minimum lease payments.............................   $  6,020,171
                                                                                                  ============

         Rental expense for cancelable and noncancelable operating leases for the years ended March 31, 1999, 1998, and 1997 was $3,180,150,
         $2,929,002, and $2,345,068, respectively.


 (8)     INCOME TAXES

         Income tax expense for the years ended March 31, 1999, 1998, and 1997, consists of:
                                                                                   1999            1998             1997
                                                                                ----------      -----------     -----------
         Current:
              Federal.......................................................$    4,538,000        4,845,000       4,834,000
              State.........................................................       287,000          209,000         292,000
                                                                                ----------      -----------     -----------
                  Total.....................................................     4,825,000        5,054,000       5,126,000
                                                                                 ---------      -----------     -----------
         Deferred:
              Federal.......................................................    (1,179,000)      (1,073,000)     (1,107,000)
              State.........................................................       (78,000)         (72,000)        (67,000)
                                                                                ----------      -----------     -----------
                  Total.....................................................    (1,257,000)      (1,145,000)     (1,174,000)
                                                                                ----------      -----------     -----------
                                                                             $   3,568,000        3,909,000       3,952,000
                                                                                ==========      ===========     ===========

--------------------------------------------------------------------------------
26                     WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


         The income tax expense for the years ended March 31, 1999, 1998, and 1997 differs from the amount computed by applying the U.S. Federal income tax rate of 35% as a result of the following:

                                                                                   1999            1998             1997
                                                                                ----------      -----------     -----------
         Computed "expected" income tax expense............................  $   3,811,000        4,202,000       4,212,000
         Increase resulting from:
              State income tax, net of Federal benefit.....................        136,000           89,000         146,000
              Amortization of goodwill.....................................         58,000           58,000          19,000
              Insurance income exclusion...................................       (162,000)        (278,000)       (235,000)
              Other, net...................................................       (275,000)        (162,000)       (190,000)
                                                                                ----------      -----------     -----------

         Total income tax expense..........................................  $   3,568,000        3,909,000       3,952,000
                                                                                ==========      ===========     ===========

         Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the deferred tax asset (liability) at March 31, 1999 and
         1998, relate to the following:
                                                                                               1999              1998
                                                                                            -----------      -----------
         Deferred tax assets:
              Allowance for doubtful accounts..............................             $     3,200,000        3,082,000
              Unearned insurance commissions...............................                   1,176,000          617,000
              Accounts payable and accrued expenses primarily
                  related to employee benefits.............................                     370,000          189,000
              Intangible assets............................................                     246,000          189,000
              Tax over book accrued interest receivable....................                     536,000          537,000
              Other........................................................                     211,000           94,000
                                                                                          -------------     ------------

         Gross deferred tax assets.........................................                   5,739,000        4,708,000
         Less valuation allowance..........................................                    (211,000)         (94,000)
                                                                                          -------------     ------------
         Net deferred tax assets...........................................                   5,528,000        4,614,000
                                                                                          -------------     ------------

         Deferred tax liabilities:

              Discount on purchased loans..................................                    (151,000)        (526,000)
              Deferred net loan origination fees...........................                    (408,000)        (379,000)
              Other........................................................                    (244,000)        (241,000)
                                                                                          -------------     ------------
         Gross deferred tax liabilities....................................                    (803,000)      (1,146,000)
                                                                                          -------------     ------------

         Net deferred tax assets...........................................             $     4,725,000        3,468,000
                                                                                          =============     ============

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

         The Internal Revenue Service has examined the Company's federal income tax returns for the fiscal years 1994 through 1996. Tax returns for fiscal 1997 and subsequent years are subject to examination by the taxing authorities.

--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                         27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

 (9)     EARNINGS PER SHARE

         The following is a reconciliation of the numerators and denominators of the basic and diluted EPS calculations.

                                                                                 For the year ended March 31, 1999
                                                                      ----------------------------------------------------
                                                                          Income              Shares             Per Share
                                                                        (Numerator)        (Denominator)          Amount
         BASIC EPS                                                    -------------        -------------         ---------
         Income available to common shareholders..................    $   7,319,597           19,010,789          $   .39
                                                                                                                   ======

         EFFECT OF DILUTIVE SECURITIES
         Options..................................................    $       -                  202,024
                                                                         ----------          -----------

         DILUTED EPS
         Income available to common shareholders
           plus assumed conversions...............................    $   7,319,597           19,212,813          $   .38
                                                                         ----------           ----------           ======

                                                                                 For the year ended March 31, 1998
                                                                      ----------------------------------------------------
                                                                          Income              Shares             Per Share
                                                                        (Numerator)        (Denominator)          Amount
         BASIC EPS                                                    -------------        -------------         ---------
         Income available to common shareholders..................    $   8,098,441           18,959,348          $   .43
                                                                                                                   ======

         EFFECT OF DILUTIVE SECURITIES
         Options..................................................    $       -                  213,108
                                                                         ----------          -----------

         DILUTED EPS
         Income available to common shareholders
           plus assumed conversions...............................    $   8,098,441           19,172,456          $   .42
                                                                         ----------          -----------           ======

                                                                                For the year ended  March 31, 1997
                                                                      ----------------------------------------------------
                                                                          Income              Shares             Per Share
                                                                        (Numerator)        (Denominator)          Amount
         BASIC EPS                                                      -----------        ------------          ---------
         Income available to common shareholders..................    $   8,083,339           19,492,086          $   .41
                                                                                                                   ======

         EFFECT OF DILUTIVE SECURITIES
         Options..................................................    $       -                  340,439
                                                                        -----------          -----------

         DILUTED EPS
         Income available to common shareholders
           plus assumed conversions...............................    $   8,083,339           19,832,525          $   .41
                                                                       ============          ===========           ======


         Options to purchase 1,979,878, 1,938,669, and 1,672,669 shares of common stock at various prices were outstanding during years ended March 31, 1999, 1998 and 1997, respectively, but were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares. The options, which expire on various dates, were still outstanding as of March 31, 1999.

--------------------------------------------------------------------------------
28                           WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(10)     BENEFIT PLANS

         RETIREMENT PLAN

         The Company provides a defined contribution employee benefit plan (401(k) plan) covering full-time employees, whereby employees can invest up to 15% of their gross pay. The Company makes a matching contribution equal to 50% of the employees' contributions for the first 6% of gross pay. The Company's expense under this plan was $306,697, $284,925, and $268,214 for the years ended March 31, 1999, 1998, and
         1997, respectively.

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

         The Company applies APB Opinion 25 in accounting for the stock option plans which are described in the preceding paragraph. Accordingly, no compensation expense has been recognized for the stock-based option plans. Had compensation cost been recognized for the stock option plans applying the fair-value-based method as prescribed by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

           ($ in thousands except per share amounts)                             1999             1998              1997
                                                                             -----------       -----------      -----------
           Net Income
              As reported.................................................      $  7,320            8,098             8,083
              Pro forma...................................................      $  6,666            7,553             7,639

           Basic earnings per share
              As reported.................................................      $    .39             .43                .41
                                                                                  ======          ======             ======
              Pro forma...................................................      $    .35             .40                .39
                                                                                  ======          ======             ======

           Diluted earnings per share
              As reported.................................................      $    .38             .42                .41
                                                                                  ======          ======             ======
              Pro forma...................................................      $    .35             .39                .39
                                                                                  ======          ======             ======

         The effects of applying SFAS 123 may not be representative of the effects on reported net income in future years.

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1999, 1998, and 1997, respectively: dividend yield of zero; expected volatility of 51%, 43%, and 44%; risk-free interest rate of 5.00%, 5.82%, and 6.63%; and expected lives of 10 years for all plans in all three years.

--------------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                         29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         At March 31, 1999, the Company had the following options outstanding:

                                   SHARES            SHARES            SHARES              PRICE
         GRANT DATE                GRANTED         EXERCISABLE        EXERCISED          PER SHARE     EXPIRATION DATE
         ----------                -------         -----------        ---------          ---------     ---------------
         April 22, 1992            150,000            150,000              -             $  2.98         April 22, 2002
         April 30, 1992             24,000             24,000            6,000           $  3.04         April 30, 2002
         October 20, 1992          358,500            358,500          218,500           $  2.92         October 20, 2002
         January 20, 1993           30,000             30,000              -             $  5.04         January 20, 2003
         April 7, 1993              90,000             90,000            4,000           $  6.33         April 7, 2003
         April 30, 1993             18,000             18,000              -             $  5.54         April 30, 2003
         October 19, 1993          336,000            336,000           13,500           $  6.88         October 19, 2003
         April 30, 1994             24,000             24,000              -             $  5.75         April 30, 2004
         October 13, 1994          504,000            407,400            6,000           $  7.48         October 13, 2004
         April 1,1995              211,692            211,692              -             $  8.63         April 1, 2005
         April 30, 1995             24,000             24,000              -             $  9.50         April 30, 2005
         June 26, 1995              75,000             45,000              -             $ 11.33         June 26, 2005
         October 31, 1995          113,500             69,300              -             $ 13.00         October 31, 2005
         January 23, 1996           15,000              9,000              -             $ 10.25         January 23, 2006
         April 1, 1996             196,177            196,179              -             $ 10.75         April 1, 2006
         April 1, 1996              36,900             36,900              -             $ 10.75         April 1, 2006
         April 30, 1996             24,000             24,000              -             $ 10.06         April 30, 2006
         July 18, 1996              14,600             14,600              -             $  6.75         July 18, 2006
         October 25, 1996          187,000             74,800              -             $  6.69         October 25, 2006
         January 27, 1997           36,000             14,400              -             $  5.94         January 27, 2007
         March 31, 1997             31,100             20,733              -             $  5.41         March 31, 2007
         April 1, 1997              78,662             52,443              -             $  5.41         April 1, 2007
         April 29, 1997             24,000             24,000              -             $  5.18         April 29, 2007
         April 30, 1997             24,000             24,000              -             $  5.16         April 30, 2007
         October 28, 1997          227,500             45,500              -             $  5.19         October 28, 2007
         April 1, 1998              73,309             24,436              -             $  6.69         April 1, 2008
         April 1, 1998              42,200             14,067              -             $  6.69         April 1, 2008
         April 30, 1998             24,000             24,000              -             $  6.50         April 30, 2008
         November 23, 1998         275,000              -                  -             $  5.25         November 23, 2008
                               -----------        -----------        ---------
                Total            3,268,140          2,386,950          248,000
                                 =========          =========        =========

         Subsequent to March 31, 1999, the Company granted options for additional shares under the plans: April 1, 1999, 150,000 shares to certain executives; April 1, 1999, 46,900 shares to certain branch managers; April 30, 1999, 24,000 shares to non-management directors; and May 11, 1999, 15,000 shares to a certain executive. After giving affect of the above grants, there remain 245,960 shares of common stock available for future grants. No expense has been recorded relative to stock options granted to date.

30                       WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

 (11)    ACQUISITIONS

         During fiscal 1999, the Company purchased the net assets of 21 consumer loan offices for a total consideration of $5,909,134. Total net loans receivable acquired amounted to $4,271,696, and the Company paid $1,527,123 for non-compete agreements with predecessor owners and other intangible assets. Eighteen of the 21 offices acquired were merged into existing offices.

         During fiscal 1998, the Company purchased the net assets of 27 consumer loan offices for a total consideration of $9,338,522. Total net loans receivable acquired amounted to $7,450,022, and the Company paid $1,925,437 for non-compete agreements with predecessor owners and other intangible assets. Eighteen of the 27 offices acquired were merged into existing offices.

         During fiscal 1997, the Company purchased the net assets of 46 consumer loan offices for a total consideration of $17,282,138. Total net loans receivable acquired amounted to $10,051,841, and the Company paid $7,292,652 for non-compete agreements with predecessor owners and other intangible assets. Nine of the 46 offices acquired were merged into existing offices.

         The impact of these purchases does not have a material effect on the results of operations as reported.



(12)     QUARTERLY INFORMATION (UNAUDITED)

         The following sets forth selected quarterly operating data:

                                                                      1999                               1998
                                                       ---------------------------------  ---------------------------------
                                                         First  Second    Third   Fourth    First   Second   Third   Fourth
                                                         -----  ------    -----   ------    -----   ------   -----   ------
                                                                  (in thousands, except earnings per share date)
         Total revenues............................. $  20,734   21,682   23,836  25,510   18,386   19,302   20,720  22,218

         Provision for loan losses..................     2,360    3,112    4,262   1,973    2,098    2,867    3,562   1,082
         General and administrative expenses........    13,925   19,696   15,012  15,000   12,624   12,843   14,317  13,685
         Interest expense...........................     1,216    1,411    1,456   1,451    1,181    1,383    1,453   1,523
         Income tax expense ........................     1,100     (867)   1,052   2,283      832      740      495   1,842
                                                      --------  -------- -------  ------  -------  -------  -------  ------

              Net income............................ $   2,133   (1,670)   2,054   4,803    1,651    1,469      893   4,086
                                                      ========  =======  =======  ======  =======  =======  =======  ======

         Earnings per share:
              Basic................................. $     .11    (.09)      .11     .26      .09      .08      .05     .22
                                                      ========  =======  =======  ======  ======== ======== =======  ======
              Diluted............................... $     .11    (.09)      .11     .25      .09      .08      .05     .21
                                                      ========  =======  =======  ======  =======  =======  =======  ======

----------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION                     31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------

 (13)    LITIGATION

         Since April 1995, the Company and several of its subsidiaries have been parties to litigation challenging the Company's non-filing insurance practices. Non-filing insurance is an insurance product that lenders like the Company can purchase in lieu of filing a UCC financing statement covering the collateral of their borrowers. The litigation against the Company has been consolidated with other litigation against other finance companies, jewelry and furniture retailers, and insurance companies in a purported nationwide class action in the U.S. District Court in Alabama under the caption In re: Consolidated "Non-filing Insurance" Fee Litigation (Multidistrict Litigation Docket No. 1130), U.S. District Court, Middle District of Alabama, Northern Division).

         On November 11, 1998, the Company and its subsidiaries named in the action entered into a settlement agreement. Pursuant to the settlement agreement, which is subject to the court's approval, the Company has agreed to settle all claims alleged in the litigation involving it and its subsidiaries for an aggregate cash payment of $5 million. In addition, the terms of the settlement will curtail certain non-filing practices by the Company and its subsidiaries and will allow the court to approve criteria defining those circumstances in which the Company's subsidiaries can make non-filing insurance claims going forward. As a result of the settlement, non-filing insurance fees charged to borrowers will be reduced by 25%. The settlement agreement, which includes the settlement by several other defendants in the litigation, including the Company's insurer, is subject to the court's approval because the settlement concerns a class action.

         The Company has been named as a defendant in an action, Turner v. World Acceptance Corp. pending in district court for the Fourteenth Judicial District, Tulsa County, Oklahoma (No. CJ-97-1921). The action commenced against the Company on May 20, 1997, names numerous other consumer finance companies as defendants, and seeks certification as a statewide class action. The action alleges that the Company and other consumer finance defendants collected excess finance charges in connection with refinancing certain consumer finance loans in Oklahoma and seeks money damages and an injunction against further collection of such charges. The Company has filed an answer in the action denying liability, and discovery is proceeding. The plaintiff's claim is based on a recent opinion of the Oklahoma Attorney General interpreting a provision of the Oklahoma Consumer Credit Code with respect to the permitted amount of certain loan refinance charges in a manner contrary to prior regulatory practice in existence in Oklahoma since 1969. The Company and numerous other consumer finance companies have brought suit to enjoin enforcement by the Oklahoma Attorney General of its recent interpretation of this provision of the Oklahoma Consumer Credit Code. In May 1999, the Oklahoma Supreme Court upheld the Attorney General's interpretation on a prospective basis. The Company and the other consumer finance companies party to the proceeding against the Attorney General have petitioned the Oklahoma Supreme Court for a rehearing on this matter. In addition, the State of Oklahoma has recently enacted legislation to clarify the interpretation of the disputed provision of the Oklahoma Consumer Credit Code consistent with the prior regulatory practice followed by the Company. Because of this recent legislation, the Company expects that the purported class-action lawsuit, even if decided adversely to the Company, would not materially affect the Company's refinancing practices in Oklahoma going forward, although such an adverse decision could possibly involve a material monetary award. The Company intends to defend this action vigorously.

         Management's statement of expectation with respect to this litigation may be deemed a forward-looking statement, within the meaning of
         Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), and no assurance can be given that management's expectation will prove correct, as such

----------------------------------------------------------------------------
32                       WORLD ACCEPTANCE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------



         expectation is subject to certain risks, uncertainties and assumptions based on the preliminary nature of the case and the vagaries of litigation generally. Should one or more of these risks materialize or should underlying assumptions prove incorrect, the actual outcome of this litigation could differ materially from management's expectation.

         At March 31, 1999, the Company and certain of its subsidiaries have been named as defendants in various other legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such other matters cannot be determined, in the opinion of management, and based upon the advice of counsel, any such liability will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.

(14)     COMMITMENTS

         The Company has entered into employment agreements with certain key executive employees. The employment agreements have terms of three years and call for aggregate minimum annual base salaries of $386,046, adjusted annually as determined by the Company's Compensation Committee. The agreements also provide for annual incentive bonuses, which are based on the achievement of certain predetermined operational goals.

----------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION 33

INDEPENDENT AUDITORS' REPORT
----------------------------------------------------------------------------


The Board of Directors
World Acceptance Corporation
Greenville, South Carolina

     We have audited the accompanying consolidated balance sheets of World Acceptance Corporation and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1999. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of World Acceptance Corporation and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with generally accepted accounting principles.






Greenville, South Carolina
April 22, 1999

----------------------------------------------------------------------------
34                  WORLD ACCEPTANCE CORPORATION

CORPORATE INFORMATION
----------------------------------------------------------------------------

COMMON STOCK

       World Acceptance Corporation's common stock trades on The Nasdaq Stock Market under the symbol: WRLD. As of June 18, 1999, there were approximately 169 shareholders of record and approximately 2,500 persons or entities who hold their stock in nominee or "street" names through various brokerage firms. On this date there were 19,016,573 shares of common stock outstanding.

       The table below reflects the stock prices published by Nasdaq by quarter for the last three fiscal years. The last reported sale price on June 18, 1999, was $5.50.



                 MARKET PRICE OF COMMON STOCK


                         Fiscal 1998
         ----------------------------------------
         Quarter           High            Low
         -------           ----            ---
         First           $  7.00        $   5.13
         Second             7.00            5.75
         Third              6.50            4.78
         Fourth             7.81            4.94



                         Fiscal 1999
         ----------------------------------------
         Quarter           High            Low
         -------           ----            ---
         First           $  7.94        $   5.63
         Second             6.94            4.75
         Third              6.50            4.56
         Fourth             6.75            5.19


----------------------------------------------------------------------------
                         WORLD ACCEPTANCE CORPORATION