Form 10-K, Exhibit 13
period 2000-03-31
WORLD ACCEPTANCE CORP
filed 2000-06-29
CIK 108385

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

                                                                                   Years Ended March 31,
                                                            -------------------------------------------------------------
                                                              2000         1999         1998          1997         1996
                                                            ---------    ---------    ---------    ---------    ---------
Statement of Operations Data:
Interest and fee income.................................   $   89,052    $  80,677    $  71,873    $  64,820    $  58,326
Insurance commissions and other  income.................       16,224       11,085        8,754        7,863        9,608
                                                           ----------    ---------    ---------    ---------    ---------
   Total revenues.......................................      105,276       91,762       80,627       72,683       67,934
                                                           ----------    ---------    ---------    ---------    ---------
Provision for loan losses...............................       15,697       11,707        9,609        9,480        7,255
Legal expense (1).......................................          183        5,845          441          645          477
Other general and administrative expenses...............       61,652       57,788       53,029       46,201       40,546
Interest expense........................................        6,015        5,534        5,541        4,322        3,498
                                                           ----------    ---------    ---------    ---------    ---------
   Total expenses.......................................       83,547       80,874       68,620       60,648       51,776
                                                           ----------    ---------    ---------    ---------    ---------
Income before income taxes..............................       21,729       10,888       12,007       12,035       16,158
Income taxes............................................        7,560        3,568        3,909        3,952        5,602
                                                           ----------    ---------    ---------    ---------    ---------
Net income (1)..........................................   $   14,169    $   7,320    $   8,098    $   8,083    $  10,556
                                                           ==========    =========    =========    =========    =========
Net income per common share (diluted) (1)...............   $      .74    $     .38    $     .42    $     .41    $     .49
                                                           ==========    =========    =========    =========    =========
Diluted weighted average common
   equivalent shares....................................       19,155       19,213       19,172       19,833       21,653
                                                           ==========    =========    =========    =========    =========
Balance Sheet Data (end of period):
Loans receivable........................................   $ 135,660    $  117,339    $ 103,385    $  89,539    $  79,624
Allowance for loan losses...............................     (10,008)       (8,769)      (8,444)      (6,283)      (5,007)
                                                           ---------     --------     ---------    --------     ---------
       Loans receivable, net............................     125,652       108,570       94,941       83,256       74,617
Total assets............................................     153,473       133,470      118,382      104,486       90,572
Total debt..............................................      78,382        71,632       64,182       58,682       38,232
Shareholders' equity....................................      68,192        54,692       47,301       38,963       44,880
Other Operating Data:
As a percentage of average loans receivable:
   Provision for loan losses............................        12.3%         10.4%         9.9%        11.1%         9.4%
   Net charge-offs......................................        12.0%          9.7%         9.4%        10.6%         8.6%
Number of offices open at year-end......................         410           379          360          336          282


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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

General

     The Company's financial performance continues to be dependent in large part upon the growth in its outstanding loan receivables, the ongoing introduction of new products and services for marketing to the customer base, the maintenance of loan quality and acceptable levels of operating expenses. Since March 31, 1995, gross loans receivable have increased at a 14.3% annual compounded rate from $89.1 million to $173.6 million at March 31, 2000. The increase reflects both the higher volume of loans generated through the Company's existing offices and the contribution of loans generated from new offices opened or acquired over the period. During this same five-year period, the Company has grown from 244 offices to 410 offices as of March 31, 2000. The Company plans to open or acquire at least 25 new offices in each of the next two fiscal years.

     The Company continues to identify new products and services for marketing to its customer base. In addition to new insurance-related products which have been introduced in selected states over the last several years, the Company began to sell and finance electronic items and appliances to its existing customer base. This program, the "World Class Buying Club," began in Texas in February 1995 and has since been expanded into seven states, with further expansion into the remaining three states expected during fiscal 2001. This program's loan volume declined during fiscal 2000 to $3.6 million from $4.4 million during the prior year primarily due to greater emphasis by branch personnel being placed on other products and services. As a result, the sales finance portfolio decreased to $3.5 million, or 2.0% of total loans, at March 31, 2000. The Company plans to renew its efforts to aggressively market these products, which have provided positive contributions in prior years and are expected to enhance revenues and profits in fiscal 2001 and beyond.

     The Company's ParaData Financial Systems subsidiary provides data processing systems to 127 separate finance companies, including the Company, and currently supports approximately 1,017 individual branch offices in 43 states. During fiscal 2000, ParaData increased net revenues on system sales and support to approximately $3.6 million, a 49.8% increase over fiscal 1999 net revenues. This increase resulted in a pretax contribution to the Company of $1.8 million, a 133.4% increase over its fiscal 1999 contribution. Additionally, and more importantly, ParaData continued to provide state-of-the-art data processing support for the Company's in-house integrated computer system.

     Beginning in fiscal 1997, the Company expanded its product line on a limited basis to include larger balance, lower risk and lower yielding, individual consumer loans. Since that time, the Company has acquired 13 larger loan offices and several bulk purchases of larger loans receivable. Additionally, the Company has converted several of its traditional small-loan offices into those offering the larger loan products, primarily in Georgia, South Carolina and Tennessee. As of March 31, 2000, the larger class of loans amounted to approximately $26.2 million, a 212.1% increase over the balance outstanding at the end of the prior fiscal year. As a result of these efforts, this portfolio has grown to 15.1% of the total loan balances as of the end of the fiscal year. Management believes that these offices can support much larger asset balances with lower expense and loss ratios, thus providing positive contributions. While the Company does not intend to change its primary lending focus from its small-loan business, it does intend to continue expanding the larger loan product line into additional offices during the current fiscal year.

     During fiscal 1999, the Company tested in 40 offices an income tax return preparation and refund anticipation loan program. Based on the results of this test, the Company expanded this program into all offices where permitted by the lease agreements or approximately 390 offices in fiscal 2000. Due to certain systems and service bureau problems encountered during the first two weeks of the filing season, the program was less successful than anticipated; however, in spite of these problems, the Company completed and filed approximately 16,000 tax returns, generating approximately $1 million in net revenue. The Company believes that this is a beneficial service for its existing customer base due to the earned income credit and believes that the program can become even more profitable in fiscal 2001 and beyond.

Management's Discussion and Analysis
--------------------------------------------------------------------------------

     The following table sets forth certain information derived from the Company's consolidated statements of operations and balance sheets, as well as operating data and ratios, for the periods indicated.

                                                                                         Years Ended March 31,
                                                                                ----------------------------------------

                                                                                   2000            1999           1998
                                                                                ----------      -----------   ----------

                                                                                            (Dollars in thousands)

       Average gross loans receivable (1).................................... $   163,786          144,203    $  125,094
       Average loans receivable (2)..........................................     127,230          112,273        97,285

       Expenses as a percentage of total revenue:
           Provision for loan losses.........................................       14.9%            12.8%         11.9%
           General and administrative(3).....................................       58.7%            63.5%         66.3%
           Total interest expense............................................        5.7%             6.0%          6.9%

       Operating margin (4)..................................................       26.4%            23.8%         21.8%
       Return on average assets (5)..........................................        9.7%             8.4%          7.2%

       Offices opened and acquired, net......................................          31               19            24
       Total offices (at period end).........................................         410              379           360

-------------
       (1) Average gross loans receivable have been determined by averaging month-end gross loans receivable over the indicated period.
       (2) Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.
       (3) Excludes $5.4 million expense for legal settlement for the year ended March 31, 1999. Including this one-time charge, the ratio would have been 69.3% for the fiscal 1999 period.
       (4) Operating margin is computed as total revenues less provision for loan losses and general and administrative expenses (excluding the legal settlement charge), as a percentage of total revenues. Including the $5.4 million charge for the legal settlement, the operating margin for the year ended March 31, 1999, would have been 17.9%.
       (5) Excludes $5.4 million legal settlement, net of tax benefit, for the year ended March 31, 1999. Including this one-time charge, the ratio would have been 5.7% for the annual period.


Comparison of Fiscal 2000 Versus Fiscal 1999

     Net income was $14.2 million in fiscal 2000, a $6.8 million, or 93.6%, increase over the $7.3 million earned during fiscal 1999. The results for fiscal 1999 were greatly affected by the $5.4 million accrual for the legal settlement recorded during that period (see Legal Settlement). Excluding this one-time accrual, net of income tax benefits, net income for fiscal 2000 rose by $3.4 million, or 31.6%, over the adjusted fiscal 1999 earnings. This increase resulted from an increase in operating income (revenues less provision for loan losses and general and administrative expenses) of $5.9 million, or 27.1%, offset by increases in interest expense and income taxes.

     Interest and fee income during fiscal 2000 increased by $8.4 million, or 10.4%, over fiscal 1999. This increase resulted primarily from an increase of $15.0 million, or 13.3%, in average loans receivable between the two fiscal years. The increase in interest and fee income resulting from the larger loan base was partially offset by a reduction in loan yields over the two fiscal years, primarily due to an increase in the larger loan portfolio. These loans, originated mainly in South Carolina , Georgia and Tennessee, have lower interest rates than the traditional small loans; however, the overall returns on these loans are enhanced by the sale of credit insurance and other ancillary products.

Management's Discussion and Analysis
--------------------------------------------------------------------------------
     Insurance commissions and other income amounted to $16.2 million in fiscal 2000, a $5.1 million, or 46.4% increase over the $11.1 million, recorded in fiscal 1999. Insurance commissions increased by $2.3 million, or 40.7%, and other income increased by $2.8 million, or 52.6%. The improvement in insurance commission revenue resulted primarily from the growth in the larger loan portfolio, mainly in those states where credit insurance may be sold in conjunction with the loan transaction. The increase in other income resulted primarily from $1.1 million in additional net revenue generated by ParaData Financial Systems ("ParaData"), the Company's computer subsidiary, combined with approximately $1.0 million in net revenues generated by the new tax return preparation and refund anticipation loan program. ParaData had an excellent year in fiscal 2000, attracting several new customers. Its increased new revenue resulted in approximately $1.8 million in pretax profit for the subsidiary during fiscal 2000 compared with $792,000 earned in fiscal 1999. It is unlikely that ParaData can sustain this level of profitability in fiscal 2001 and beyond; however, it continues to fulfill its primary function of providing the Company with one of the best processing systems available to the consumer finance industry. The tax preparation program was new to the Company on a wide-scale basis in fiscal 2000. Although systems and service bureau problems were encountered during the first several weeks of the tax filing season, the Company considered the program a success by filing approximately 16,000 tax returns and generating approximately $1.0 million in net revenues. The Company plans to continue to promote this program next year and believes it can be a substantial contributor to earnings in the future.

       Total revenues were $105.3 million during fiscal 2000, a 14.7% increase over the $91.8 million in the prior fiscal year. Revenues from the 346 offices that were open throughout both fiscal years increased by 8.6%.

       The provision for loan losses during fiscal 2000 increased by $4.0 million, or 34.1%, from the previous year. This increase resulted from an increase in the general allowance for loan losses, as well as an increase in actual loan losses. As a percentage of average loans receivable, net charge-offs rose to 12.0% during fiscal 2000 from 9.7% during the previous fiscal year. This increase in net charge-offs resulted from a combination of factors, including a reduction in non-file insurance available to offset losses in two states due to the legal settlement; the growth in the loan portfolio in Illinois and Missouri, two newer states where credit insurance is not sold; as well as a general increase in losses.

       General and administrative expenses, excluding the accrual for the legal settlement in fiscal 1999, increased by $3.6 million, or 6.2%, over the two fiscal years. The Company's profitability has benefited by improved expense ratios as total general and administrative expenses as a percent of total revenues has decreased from 63.5% during fiscal 1999 to 58.7% during the most recent fiscal year. Additionally, the average general and administrative expense per open office actually declined by .1% when comparing the two fiscal years.

       Interest expense increased by $481,000, or 8.7%, in fiscal 2000 when compared with the prior fiscal year. This increase was due to an increase in average borrowings during the year as well as an increase in interest rates over the two periods.

       The Company's effective income tax rate increased to 34.8% in fiscal 2000 from 32.8% in fiscal 1999 primarily as a result of reduced benefits from the Company's captive insurance subsidiary as well as increased state income taxes.

Comparison of Fiscal 1999 Versus Fiscal 1998

     Net income for the fiscal year ended March 31, 1999, was $7.3 million. The results for the year were greatly affected by legal expenses resulting from the settlement of certain litigation (see Legal Settlement). The total cost of this settlement was $5.24 million including the expense of complying with the terms of the settlement ($5.4 million was accrued as an estimate in fiscal 1999, and $156,000 was reversed in fiscal 2000). Excluding the settlement-related expenses, as well as the related income tax benefit, net income amounted to $10.8 million,

Management's Discussion and Analysis
--------------------------------------------------------------------------------
an increase of $2.7 million, or 33.0%, over fiscal 1998. This increase resulted from an increase in operating income of $4.3 million, or 24.4%, offset by an increase in income taxes.

     Total revenues were $91.8 million during fiscal 1999, an increase of $11.1 million, or 13.8%, over fiscal 1998. Revenues from the 311 offices that were open throughout both fiscal years increased by 8.9%. At March 31, 1999, the Company had 379 offices in operation, a net increase of 19 offices during the fiscal year.

     During fiscal 1999, interest and fee income increased by $8.8 million, or 12.4%, over the previous fiscal year. This increase resulted primarily from an increase in average loans receivable of $15.0 million, or 15.4%, over the two fiscal years. The Company continued to see a decline in the overall yield on the loan portfolio as the volume of larger loans and sales finance loans increased over prior-year levels.

     Insurance commissions and other income increased by $2.3 million, or 26.6%, over the two fiscal years. Insurance commissions increased by $533,000, or 10.1%, as a result of increased loans outstanding in the four states where credit insurance is sold in conjunction with the Company's loan products. Other income increased by $1.8 million, or 51.9%, primarily as a result of increased volume by the Company's sales finance program and greatly increased revenue by ParaData Financial Systems. The gross profit from the World Class Buying Club increased by $339,000, or 21.7%, over the two fiscal years, as the program was expanded into two additional states during the year. ParaData's gross profits increased by $925,000, or 63.4%, during fiscal 1999, primarily as a result of several new systems that were installed for new customers during the period. Additionally, increased sales of other ancillary products, such as Motor Club Memberships and Accidental Death & Disability Insurance, further enhanced other income during the 1999 fiscal year.

     The provision for loan losses increased by $2.1 million, or 21.8%, when comparing fiscal 1999 to fiscal 1998. This increase resulted from an increase in the allowance for losses of $325,000, or 3.8%, combined with an increase in net charge-offs of $1.7 million, or 18.6%. As a percentage of average loans receivable, net charge-offs increased slightly from 9.4% during fiscal 1998 to 9.7% during fiscal 1999.

       General and administrative expenses, excluding the legal settlement, increased by $4.8 million, or 8.9%, during fiscal 1999 when compared to fiscal 1998. As a percentage of total revenues, these expenses decreased from 66.3% in fiscal 1998 to 63.5% in the following year. The Company's expense ratios benefited from the sale or combination of 10 unprofitable offices during the year, as well as a reduction in the number of new offices that were opened during this period. Excluding the expenses related to the Legal Settlement and those associated with ParaData, overall general and administrative expenses, when divided by average open offices increased by 3.3%.

       Interest expense remained level over the two fiscal years. While the Company's average level of debt outstanding increased by approximately 7.3% over the two periods, the Company benefited from a reduction in interest rates during this period as prime dropped from 8.5% at the beginning of the fiscal year to 7.75% at March 31, 1999.

       The Company's effective income tax rate increased slightly to 32.8% in fiscal 1999 from 32.6% in fiscal 1998 as a result of reduced benefits from the Company's captive insurance subsidiary.

Credit Loss Experience

     Delinquency is computed on the basis of the date of the last full contractual payment on a loan (known as the recency method) and on the basis of the amount past due in accordance with original payment terms of a loan (known as the contractual method). Management closely monitors portfolio delinquency using both methods to measure the quality of the Company's loan portfolio and the probability for credit losses.

Management's Discussion and Analysis
--------------------------------------------------------------------------------
     The Company maintains an allowance for loan losses in an amount that, in management's opinion, is adequate to cover losses inherent in the existing loan portfolio. The Company charges against current earnings, as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover probable future losses of principal. The Company's policy is to charge off loans on which a full contractual installment has not been received during the prior 180 days, or sooner if the loan is deemed uncollectible. Collection efforts on charged-off loans continue until the obligation is satisfied or until it is determined such obligation is not collectible or the cost of continued collection efforts will exceed the potential recovery. Recoveries of previously charged-off loans are credited to the allowance for loan losses.

     When establishing the allowance for loan losses, the Company took into consideration the growth of the loan portfolio, the mix of the loan portfolio, current levels of charge-offs, current levels of delinquencies, and current economic factors. As previously noted, the Company experienced an increase in net charge-offs as a percentage of loans. The impact of this change was offset to a certain extent by an improvement in delinquent loans as a percentage of total loans. While management uses the best information available to make evaluations, future adjustments to the allowance for loan losses may be necessary if conditions differ substantially from the assumptions used in making the calculations.

     The following table sets forth the Company's allowance for loan losses at the end of the fiscal years ended March 31, 2000, 1999, and 1998, and the credit loss experience over the indicated periods:

                                                                                       At or for the
                                                                                   Years Ended March 31,
                                                                         ---------------------------------------

                                                                              2000          1999         1998
                                                                           ---------     ---------    ----------
                                                                                   (Dollars in thousands)

   Allowance for loan losses...........................................  $   10,008     $    8,769    $    8,444
   Percentage of loans receivable......................................         7.4%           7.5%          8.2%

   Provision for loan losses...........................................  $   15,697     $   11,707    $    9,609

   Net charge-offs.....................................................  $   15,284     $   10,863    $    9,158
   Net charge-offs as a percentage of average loans receivable (1).....        12.0%          9.7%           9.4%

-------------
(1) Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.

     The following table classifies the gross loans receivable of the Company that were delinquent on a recency and contractual basis for at least 60 days at March 31, 2000, 1999, and 1998:


                                                                                       At March 31,
                                                                         ----------------------------------------

                                                                              2000          1999         1998
                                                                           ---------     ---------    -----------
                                                                                   (Dollars in thousands)
   Recency basis:
     60 - 89 days past due.............................................  $     2,601    $    2,163    $    1,901
     90 - 179 days past due............................................        1,196         1,047           712
                                                                             -------       -------        ------

       Total...........................................................  $     3,797    $    3,210    $    2,613
                                                                             =======       =======        ======
   Percentage of period end gross loans receivable.....................          2.2%          2.1%          2.0%
   Contractual basis:
     60 - 89 days past due.............................................  $     3,298    $    2,766    $    2,360
     90 - 179 days past due............................................        2,818         2,609         1,952
                                                                             -------       -------        ------

       Total...........................................................  $     6,116    $    5,375    $    4,312
                                                                             =======       =======        ======

   Percentage of period end gross loans receivable.....................          3.5%          3.6%          3.3%

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

     The following table sets forth certain items included in the Company's unaudited consolidated financial statements and the offices open during fiscal years 1999 and 2000.

                                                           At or for the Three Months Ended
                            -----------------------------------------------------------------------------------------------

                              June 30,   Sept. 30,    Dec. 31,    March 31,   June 30,    Sept. 30,   Dec. 31,    March 31,
                               1998        1998         1998        1999        1999        1999        1999        2000
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ----------
                                                                (Dollars in thousands)

     Total revenues.......  $   20,734  $   21,682  $   23,836  $   25,510   $  24,327  $   25,513  $   26,930  $   28,506
     Provision for
        loan losses.......       2,360       3,112       4,262       1,973       3,039       4,573       5,540       2,545
     General and
        administrative
        expenses..........      13,925      19,696      15,012      15,000      15,301      14,723      15,886      15,925
     Net income (loss)....       2,133     (1,670)       2,054       4,803       3,056       3,129       2,586       5,398

     Gross loans
        receivable........  $  136,061  $  141,133  $  166,479  $  149,571  $  159,182  $  163,228  $  182,900  $  173,609
     Number of
        offices open......         366         374         383         379         387         399         404         410

Current Accounting Issues

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This effective date reflects the deferral provided by SFAS 137, which defers the earlier effective date specified in SFAS 133. The Company does not anticipate that adoption of SFAS 133 will have a material effect on its financial statements.

Management's Discussion and Analysis
--------------------------------------------------------------------------------

Liquidity and Capital Resources

     The Company has financed its operations, acquisitions and office expansion through a combination of cash flow from operations and borrowings from its institutional lenders. The Company has generally applied its cash flow from operations to fund its increasing loan volume, to fund acquisitions, to repay long-term indebtedness, and to repurchase its common stock. As the Company's gross loans receivable increased from $113.4 million at March 31, 1997, to $173.6 million at March 31, 2000, net cash provided by operating activities for fiscal years 1998, 1999, and 2000 was $19.0 million, $20.7 million, and $31.9 million, respectively.

     The Company's primary ongoing cash requirements relate to the funding of new offices and acquisitions, the overall growth of loans outstanding, the repayment of long-term indebtedness and the repurchase of its common stock. The Company repurchased 1,986,000 shares of its common stock under its repurchase program, for an aggregate purchase price of approximately $16.0 million, between February 1996 and October 1996. Because of certain loan agreement restrictions, the Company suspended its stock repurchases in October 1996. The stock repurchase program was reinstated in January 2000, and 144,000 shares, for an aggregate purchase price of $724,000, were purchased in fiscal 2000. The Company believes stock repurchases to be a viable component of the Company's long-term financial strategy and an excellent use of excess cash when the opportunity arises. In addition, the Company plans to open or acquire at least 25 new offices in each of the next two fiscal years. Expenditures by the Company to open and furnish new offices generally averaged approximately $15,000 per office during fiscal 2000. New offices have also required from $100,000 to $400,000 to fund outstanding loans receivable originated during their first 12 months of operation.

     The Company acquired 12 offices and a number of loan portfolios from competitors in eight states in 24 separate transactions during fiscal 2000. Gross loans receivable purchased in these transactions were approximately $13.5 million in the aggregate at the dates of purchase. The Company believes that attractive opportunities to acquire new offices or receivables from its competitors or to acquire offices in communities not currently served by the Company will continue to become available as conditions in local economies and the financial circumstances of owners change.

     On December 1, 1999, the Company paid the fifth and final installment on its 8.5% Senior Term Notes of $4.0 million. The Company financed the acquisitions and the Term Note repayment with borrowings under its revolving credit facility.

     The Company has an $85.0 million revolving credit facility with a syndicate of banks. The credit facility will expire on September 30, 2001. Funds borrowed under the revolving credit facility bear interest, at the Company's option, at either the agent bank's prime rate per annum or the LIBOR rate plus 1.60% per annum. At March 31, 2000, the interest rate on borrowings under the revolving credit facility was 7.87%. The Company pays a commitment fee equal to 0.375% of the daily unused portion of the revolving credit facility. Amounts outstanding under the revolving credit facility may not exceed specified percentages of eligible loans receivable. On March 31, 2000, $67.9 million was outstanding under this facility, and there was $17.1 million of unused borrowing availability under the borrowing base limitations.

     On June 30, 1997, the Company issued $10.0 million of senior subordinated secured notes. These notes mature in five annual installments of $2.0 million beginning June 30, 2000, and ending June 30, 2004, and bear interest at 10.0%, payable quarterly. The notes were issued at a discounted price equal to 99.6936% and may be prepaid subject to certain prepayment penalties. Borrowings under the revolving credit facility and the senior subordinated notes are secured by a lien on substantially all the tangible and intangible assets of the Company and its subsidiaries pursuant to various security agreements.

Management's Discussion and Analysis
--------------------------------------------------------------------------------

     The Company's credit agreements contain a number of financial covenants, including minimum net worth and fixed charge coverage requirements. The credit agreements also contain certain other covenants, including covenants that impose limitations on the Company with respect to (i) declaring or paying dividends or making distributions on or acquiring common or preferred stock or warrants or options; (ii) redeeming or purchasing or prepaying principal or interest on subordinated debt; (iii) incurring additional indebtedness; and (iv) entering into a merger, consolidation or sale of substantial assets or subsidiaries. The senior subordinated notes are also subject to prepayment penalties. The Company believes that it is in compliance with these agreements and does not believe that these agreements will materially limit its business and expansion strategy.

     The Company believes that cash flow from operations and borrowings under its revolving credit facility will be adequate to fund the expected cost of opening or acquiring new offices, including funding initial operating losses of new offices and funding loans receivable originated by those offices and the Company's other offices and the scheduled repayment of the senior subordinated notes. The Company needs to increase the borrowing limits under its revolving credit facility from time to time and does not anticipate this to be a problem; however, there can be no assurance that this additional funding will be available when needed.

Inflation

     The Company does not believe that inflation has a material adverse effect on its financial condition or results of operations. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. While increases in operating costs would adversely affect the Company's operations, the consumer lending laws of three of the ten states in which the Company operates allow indexing of maximum loan amounts to the Consumer Price Index. These provisions will allow the Company to make larger loans at existing interest rates in those states, which could offset the potential increase in operating costs due to inflation.

Year 2000

     The Company recognized a potential business risk associated with the failure of computerized systems and products to correctly recognize and process dates beyond 1999. This problem is commonly called the "year 2000 problem." Accordingly, the Company attempted to identify and assess its particular areas of risk related to the year 2000 problem.

     The Company determined that its primary software package, the "Loan Manager System," developed and maintained by its wholly owned subsidiary, ParaData Financial Systems, was year 2000 compliant. The Company also received assurance from several outside vendors on whom it depends for various processes such as payroll, general ledger and benefits administration, that these systems were year 2000 compliant. The Company's total costs of addressing the year 2000 problem were immaterial, and the Company did not experience any disruptions to its business as a result of the change to calendar year 2000.

Legal Settlement

     From April 1995 through July 1999, the Company and several of its subsidiaries were parties to litigation challenging the Company's non-filing insurance practices. Non-filing insurance is an insurance product that lenders like the Company can purchase in lieu of filing a UCC financing statement covering the collateral of their borrowers. The litigation against the Company was consolidated with other litigation against other finance companies, jewelry and furniture retailers, and insurance companies in a purported nationwide class action in the U.S. District Court in Alabama under the caption In re:
Consolidated "Non-filing Insurance" Fee Litigation (Multidistrict Litigation Docket No. 1130), U.S. District Court, Middle District of Alabama, Northern Division).

Management's Discussion and Analysis
--------------------------------------------------------------------------------

     On November 11, 1998, the Company and its subsidiaries named in the action entered into a settlement agreement pursuant to which the Company agreed to settle all claims alleged in the litigation involving it and its subsidiaries for an aggregate cash payment of $5 million. In addition, the terms of the settlement curtailed certain non-filing practices by the Company and its subsidiaries and allowed the court to approve criteria defining those circumstances in which the Company's subsidiaries could make non-filing insurance claims going forward. As a result of the settlement, non-filing insurance fees charged to borrowers were reduced by 25%. The settlement agreement, which includes the settlement by several other defendants in the litigation, including the Company's insurer, was approved by the Court.

     The Company recorded an accrual for settlement costs, including the expected expenses to comply with the terms of the settlement, of $5.4 million in the fiscal year ended March 31, 1999. Of this total accrual, $5.0 million was paid to an escrow account and has been distributed to class participants, and $244 thousand in costs were incurred in completing the settlement. The remaining $156 thousand of the accrual was reversed in fiscal 2000. The settlement limited and reduced the coverage for the types of losses with respect to which its subsidiaries submit claims. The Company does not believe that those limitations and reductions will have a material adverse effect on the Company's results of operations.

Other Legal Matters

     The Company was named as a defendant in an action, Turner v. World Acceptance Corp., filed in the district court for the Fourteenth Judicial District, Tulsa County, Oklahoma (No. CJ-97-1921) on May 20, 1997. That action (the Tulsa Case) named the Company and numerous other consumer finance companies as defendants, and sought certification as a statewide class action. The Tulsa Case alleges that the Company and other consumer finance defendants collected excess finance charges in connection with refinancing certain consumer finance loans in Oklahoma and seeks money damages and an injunction against further collection of such charges. The Tulsa Case also challenged the constitutionality of the provisions of the Oklahoma Consumer Credit Code ("OCCC") under which the Company operates. The Company filed an answer in the action denying the allegations. On March 16, 1999, the District Court granted summary judgment in favor of the Company and the other consumer finance companies and dismissed the Tulsa Case. The plaintiffs in the Tulsa Case appealed that order, and their appeal remains pending before the Oklahoma Court of Appeals.

     The Tulsa Case is based on an opinion of the Oklahoma Attorney General issued on February 20, 1997, interpreting a provision of the OCCC with respect to the permitted amount of certain loan refinance charges in a manner contrary to regulatory practice that had been in existence in Oklahoma since 1969. On the basis of that opinion the Administrator of the Oklahoma Department of Consumer Credit (the "Department") notified the Company and the other consumer finance companies that the Department would begin enforcing the provisions of the OCCC as interpreted by the Attorney General's opinion on March 3, 1997. In response to the Attorney General's opinion and the Department's threat, the Company and numerous other consumer finance companies brought suit (the "Administrator's Case") to enjoin enforcement by the Department of the OCCC as interpreted by the Attorney General. Shortly thereafter, the Oklahoma Legislature enacted amendments to the relevant provision of the OCCC which became effective on August 29, 1997, and which negated the effect of the Attorney General's interpretation.

     Although the Company and the other consumer finance companies were successful at the trial court level in the Administrator's Case, in May 1999 the Oklahoma Supreme Court upheld the Attorney General's interpretation. The Oklahoma Supreme Court's decision expressly limited the application of the Attorney General's interpretation of the OCCC to the period between March 3, 1997, and August 29, 1997, and it expressly refrained from reaching the issue of whether refunds of charges assessed during that period were required.

Management's Discussion and Analysis
--------------------------------------------------------------------------------

     The Attorney General has recently directed the Department to proceed with administratively ordering refunds of those charges. The Company and several of the other consumer finance companies contend that for numerous reasons, the Department lacks both the authority and the legal basis to order refunds. The Company and the other consumer finance companies are attempting to open discussions with the Department and the Attorney General with the goal of resolving both the issues concerning an attempted administrative order of refunds and the issues that remain pending in the Tulsa Case. It is far too early to predict whether those discussions, if they can be initiated, will be successful. Nonetheless, because of the 1997 amendments to the OCCC, the Company expects that even if both the Tulsa Case and the Department's attempts at administratively ordering refunds are decided adversely to the Company, those results would not materially affect the Company's refinancing practices in Oklahoma going forward. Such adverse decisions could involve a material monetary award; however, in the opinion of management the likelihood of such a material monetary award is not currently deemed to be probable. The Company intends to continue to defend vigorously against both the Tulsa Case and the Department's threat to administratively order refunds, while at the same time, exploring every possibility of reaching a satisfactory non-judicial resolution of all of the issues.

     At March 31, 2000, the Company and certain of its subsidiaries have been named as defendants in various other legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such other matters cannot be determined, in the opinion of management, and based upon the advice of counsel, any such liability will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.


Forward-Looking Statements

     This annual report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," may contain various "forward-looking statements," within the meaning of Section 21E of the Securities Exchange Act of 1934, that are based on management's beliefs and assumptions, as well as information currently available to management. Specifically, management's statements of expectations with respect to the litigation described above in "Other Legal Matters," may be deemed forward-looking statements. When used in this document, the words "anticipate," "estimate," "expect," and similar expressions may identify forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual financial results, performance or financial condition may vary materially from those anticipated, estimated or expected. Among the key factors that could cause the Company's actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements are the following: changes in interest rates; risks inherent in making loans, including repayment risks and value of collateral; recently enacted or proposed legislation; the occurrence of non-filing claims at historical levels in circumstances validated by the Settlement; the timing and amount of revenues that may be recognized by the Company; changes in current revenue and expense trends (including trends affecting charge-offs); changes in the Company's markets and general changes in the economy (particularly in the markets served by the Company); the unpredictable nature of litigation; and other matters discussed in this annual report and the Company's filings with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                             March 31,
                                                                                  ----------------------------------
                                                                                       2000                  1999
                                                                                  ---------------       ------------
                                 Assets
Cash............................................................................  $     1,690,676             1,236,207
Gross loans receivable..........................................................      173,609,123           149,570,861
Less:
     Unearned interest and deferred fees........................................      (37,949,381)          (32,231,831)
     Allowance for loan losses..................................................      (10,008,257)           (8,769,367)
                                                                                    -------------         -------------
         Loans receivable, net..................................................      125,651,485           108,569,663
Property and equipment, net.....................................................        6,752,791             6,299,662
Other assets, net...............................................................        8,269,399             7,536,987
Intangible assets, net..........................................................       11,108,477             9,827,885
                                                                                    -------------         -------------

                                                                                  $   153,472,828           133,470,404
                                                                                    =============         =============
                  Liabilities and Shareholders' Equity
Liabilities:
     Senior notes payable.......................................................       67,900,000            61,150,000
     Subordinated notes payable.................................................       10,000,000            10,000,000
     Other note payable.........................................................          482,000               482,000
     Income taxes payable.......................................................        2,059,441             1,940,091
     Accounts payable and accrued expenses......................................        4,839,001             5,206,483
                                                                                    -------------         -------------
         Total liabilities......................................................       85,280,442            78,778,574
                                                                                    -------------         -------------

Shareholders' equity:
     Preferred stock, no par value
         Authorized 5,000,000 shares............................................                -                     -
     Common stock, no par value
         Authorized 95,000,000 shares; issued and outstanding 18,887,573 and
         19,016,573 shares at March 31, 2000 and 1999, respectively.............                -                     -
     Additional paid-in capital.................................................          267,958               935,921
     Retained earnings..........................................................       67,924,428            53,755,909
                                                                                    -------------         -------------
         Total shareholders' equity.............................................       68,192,386            54,691,830
                                                                                    -------------         -------------
Commitments and contingencies
                                                                                  $   153,472,828           133,470,404
                                                                                      ===========         =============

          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                     Years Ended March 31,
                                                                     -------------------------------------------------
                                                                         2000                1999             1998
                                                                     --------------     -------------     ------------

Revenues:
     Interest and fee income....................................    $    89,051,419        80,676,687        71,872,739
     Insurance commissions and other income.....................         16,224,444        11,085,548         8,753,768
                                                                      -------------     -------------     -------------
Total revenues        ..........................................        105,275,863        91,762,235        80,626,507
                                                                      -------------     -------------     -------------
Expenses:
     Provision for loan losses..................................         15,697,165        11,707,392         9,608,495
                                                                      -------------     -------------     -------------
     General and administrative expenses:
         Personnel..............................................         39,498,066        37,055,930        32,922,691
Occupancy and equipment.........................................          6,917,420         6,358,974         6,099,711
Data processing.................................................          1,501,667         1,437,421         1,309,845
Advertising   ..................................................          3,932,663         4,063,755         4,179,616
         Legal.................................................             183,095         5,844,864           441,246
         Amortization of intangible assets......................          1,472,108         1,309,632         1,432,076
         Other..................................................          8,330,131         7,562,355         7,084,384
                                                                      -------------     -------------     -------------
                                                                         61,835,150        63,632,931        53,469,569
                                                                      -------------     -------------     -------------
     Interest expense...........................................          6,015,029         5,534,315         5,541,002
                                                                      -------------     -------------     -------------
              Total expenses....................................         83,547,344        80,874,638        68,619,066
                                                                      -------------     -------------     -------------

Income before income taxes......................................         21,728,519        10,887,597        12,007,441
                                                                      -------------     -------------     -------------
Income taxes....................................................          7,560,000         3,568,000         3,909,000
                                                                      -------------     -------------     -------------
Net income......................................................    $    14,168,519         7,319,597         8,098,441
                                                                      =============     =============     =============
Net income per common share:
     Basic......................................................    $           .75               .39               .43
                                                                      =============     =============     =============
     Diluted....................................................    $           .74               .38               .42
                                                                      =============     =============     =============

Weighted average shares outstanding:
     Basic......................................................         19,003,380        19,010,789        18,959,348
                                                                      =============     =============     =============
     Diluted....................................................         19,155,042        19,212,813        19,172,456
                                                                      =============     =============     =============

          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                        Additional
                                                                          Paid-in           Retained
                                                                          Capital           Earnings          Total
                                                                          -------           --------          -----
Balances at March 31, 1997........................................     $    625,592        38,337,871        38,963,463

Proceeds from exercise of stock options (62,000 shares),
   including tax benefits of $58,543..............................          239,376                 -           239,376
Net income........................................................                -         8,098,441         8,098,441
                                                                        -----------      ------------      ------------

Balances at March 31, 1998........................................          864,968        46,436,312        47,301,280

Proceeds from exercise of stock options (18,000 shares),
   including tax benefits of $18,453..............................           70,953                 -            70,953
Net income........................................................                -         7,319,597         7,319,597
                                                                        -----------      ------------      ------------

Balances at March 31, 1999........................................          935,921        53,755,909        54,691,830

Proceeds from exercise of stock options (15,000 shares),
   including tax benefits of $11,932..............................           55,682                 -            55,682
Common stock repurchases (144,000 shares).........................         (723,645)                -          (723,645)
Net income........................................................                -        14,168,519        14,168,519
                                                                        -----------      ------------      ------------

Balances at March 31, 2000........................................   $      267,958        67,924,428        68,192,386
                                                                        ===========      ============      ============

          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                       Years Ended March 31,
                                                                        -----------------------------------------------
                                                                            2000              1999             1998
                                                                        -------------     ------------      -----------
Cash flows from operating activities:
   Net income ......................................................      $14,168,519        7,319,597         8,098,441
   Adjustments to reconcile net income to net cash provided
     by operating activities:
     Amortization of intangible assets ..............................       1,472,108        1,309,632         1,432,076
Amortization of loan costs and discounts.............................          87,195          119,741            73,636
Provision for loan losses............................................      15,697,165       11,707,392         9,608,495
Depreciation  .......................................................       1,490,642        1,428,619         1,456,052
Change in accounts:
       Other assets, net.............................................        (819,607)    (1,463,428)         (1,742,179)
Income taxes payable.................................................         131,282         (836,575)         (322,645)
Accounts payable and accrued expenses................................        (367,482)       1,102,972           438,919
                                                                         ------------     ------------      ------------
         Net cash provided by operating activities...................      31,859,822       20,687,950        19,042,795
                                                                         ------------     ------------      ------------
Cash flows from investing activities:
   Increase in loans receivable, net.................................     (23,207,673)     (21,064,511)      (13,857,947)

   Net assets acquired from office acquisitions, primarily loans.....      (9,622,912)      (4,311,115)       (7,450,022)
   Increase in intangible assets from acquisitions...................      (2,752,700)      (1,527,123)       (1,925,437)
   Purchases of property and equipment, net..........................      (1,892,173)      (1,264,105)       (1,763,684)
                                                                         ------------     ------------      ------------
Net cash used by investing activities................................     (37,475,458)    (28,166,854)       (24,997,090)
                                                                         ------------    ------------       ------------
Cash flows from financing activities:
   Proceeds (repayments) of senior revolving notes
      payable, net...................................................      10,750,000       11,450,000          (500,000)
   Repayment of senior term notes payable............................      (4,000,000)      (4,000,000)       (4,000,000)
   Proceeds from senior subordinated notes...........................               -                -        10,000,000
   Proceeds from exercise of stock options...........................          43,750           52,500           180,833

   Repurchase of common stock........................................        (723,645)               -                 -
                                                                         -------------    ------------      ------------
         Net cash provided by financing activities...................       6,070,105        7,502,500         5,680,833
                                                                         ------------     ------------      ------------
Increase (decrease) in cash..........................................         454,469           23,596          (273,462)
Cash at beginning of year............................................       1,236,207        1,212,611         1,486,073
                                                                         ------------     ------------      ------------
Cash at end of year..................................................   $   1,690,676        1,236,207         1,212,611
                                                                         ============     ============      ============

          See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(1)      Summary of Significant Accounting Policies
         ------------------------------------------

         The Company's accounting and reporting policies are in accordance with generally accepted accounting principles and conform to general practices within the finance company industry. The following is a description of the more significant of these policies used in preparing the consolidated financial statements.

         Principles of Consolidation

         The consolidated financial statements include the accounts of World Acceptance Corporation and its wholly owned subsidiaries (the "Company"). Subsidiaries consist of operating entities in various states, ParaData Financial Systems, a software company acquired during fiscal 1994, and WAC Holdings Ltd., a captive reinsurance company established in fiscal 1994. All significant intercompany balances and transactions have been eliminated in consolidation.

         The Company operates primarily as one business segment, which is a consumer finance company. The Company has operations through ParaData Financial Systems (ParaData), which provides data processing systems to 127 separate finance companies, including the Company. At March 31, 2000 and 1999, ParaData had total assets of $3,912,252 and $2,063,070, respectively. For the year ended March 31, 2000, 1999 and 1998, ParaData had income before income taxes of $1,847,042, $791,529, and $13,525, respectively. Total net revenues (sales and systems support less cost of sales) for ParaData for the years ended March 31, 2000, 1999 and 1998 were $3,570,297, $2,383,578 and $1,458,942, respectively.

         Loans and Interest Income

         The Company is licensed to originate direct cash consumer loans in the states of Georgia, South Carolina, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, New Mexico and Kentucky. During fiscal 2000 and 1999, the Company originated loans generally ranging up to $3,000, with terms of 36 months or less. Experience indicates that a majority of the direct cash consumer loans are renewed.

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

         The Company generally offers its loans at the prevailing statutory rates for terms not to exceed 36 months. Management believes that the carrying value approximates the fair value of its loan portfolio.

         Allowance for Loan Losses

         Additions to the allowance for loan losses are based on management's evaluation of the loan portfolio under current economic conditions, the volume of the loan portfolio, overall portfolio quality, review of specific loans, charge-off experience, and such other factors which, in management's judgment, deserve recognition in estimating loan losses. Loans are charged off at the earlier of when such loans are deemed

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         to be uncollectible or when six months have elapsed since the date of the last full payment. The net balance of loans deemed to be uncollectible is charged against the loan loss allowance. Recoveries of previously charged-off loans are credited to the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the calculations.

         At March 31, 2000 and 1999, there were no concentrations of loans in any local economy, type of property, or to any one borrower.

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

         Other Assets

         Other assets include costs incurred in connection with originating long-term debt. Such remaining unamortized costs aggregated $183,236 and $232,930 at March 31, 2000 and 1999, respectively, and are amortized as interest expense over the life of the respective indebtedness.

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

         Fair Value of Financial Instruments

         The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about the Fair Value of Financial Instruments" (SFAS 107) in December 1991. SFAS 107 requires disclosures about the fair value of all financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         prices are not available, fair values are based on estimates using present value or other valuation techniques. The carrying amount of financial instruments included in the financial statements are deemed reasonable estimates of their fair value because of their variable repricing features and/or their short terms to maturity.

         Insurance Premiums

         Insurance premiums for credit life, accident and health, property and unemployment insurance written in connection with certain loans, net of refunds and applicable advance insurance commissions retained by the Company, are remitted monthly to an insurance company. All commissions are credited to unearned insurance commissions and recognized as income over the life of the related insurance contracts using a method similar to that used for the recognition of interest income.

         Non-file Insurance

         Non-file premiums are charged on certain loans at inception and renewal in lieu of recording and perfecting the Company's security interest in the assets pledged on certain loans and are remitted to a third-party insurance company for non-file insurance coverage. Such insurance and the related insurance premiums, claims, and recoveries are not reflected in the accompanying consolidated financial statements except as a reduction in loan losses (see note 6).

         Certain losses related to such loans, which are not recoverable through life, accident and health, property, or unemployment insurance claims are reimbursed through non-file insurance claims subject to policy limitations. Any remaining losses are charged to the allowance for loan losses.

         Income Taxes

         The Company uses the asset and liability method of accounting for income taxes required by SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Supplemental Cash Flow Information

         For the years ended March 31, 2000, 1999, and 1998, the Company paid interest of $5,977,647, $5,784,930, and $5,391,147, respectively.

         For the years ended March 31, 2000, 1999 and 1998, the Company paid income taxes of $7,913,718, $5,661,575, and $5,406,645, respectively.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         Supplemental non-cash financing activities for the years ended March 31, 2000, 1999, and 1998, consist of:

                                                                                   2000           1999            1998
                                                                                ----------     -----------    --------
             Tax benefits from exercise of stock options..................      $  11,932         18,453        58,543
                                                                                   ======         ======        ======

         Earnings Per Share

         Earnings per share are computed in accordance with SFAS No. 128, "Earnings per Share." Basic EPS includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company. Potential common stock included in the diluted EPS computation consists of stock options which are computed using the treasury stock method.

         Stock-Based Compensation

         SFAS No. 123, "Accounting for Stock-Based Compensation," issued in October 1995, allows a company to either adopt the fair value method of valuation or continue using the intrinsic valuation method presented under Accounting Principles Board (APB) Opinion 25 to account for stock-based compensation. The fair value method recommended in SFAS No. 123 requires a company to recognize compensation expense based on the fair value of the option on the grant date. The intrinsic value method measures compensation expense as the difference between the quoted market price of the stock and the exercise price of the option on the date of grant. The Company has elected to continue using APB Opinion 25 and has disclosed in the footnotes pro forma net income and earnings per share information as if the fair value method had been applied.

         Reclassification

         Certain reclassification entries have been made for fiscal 1999 and 1998 to conform with fiscal 2000 presentation. There was no impact on shareholders' equity or net income previously reported as a result of these reclassifications.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 (2)     Allowance for Loan Losses
         -------------------------

         The following is a summary of the changes in the allowance for loan losses for the years ended March 31, 2000, 1999, and 1998:

                                                                                             March 31,
                                                                          -----------------------------------------------

                                                                               2000            1999               1998
                                                                          ------------       -----------      -----------
           Balance at the beginning of the year.......................  $    8,769,367         8,444,563        6,283,459
           Provision for loan losses..................................      15,697,165        11,707,392        9,608,495
           Loan losses................................................     (16,766,909)      (12,256,626)     (10,436,240)
           Recoveries.................................................       1,482,439         1,393,437        1,278,616
           Allowance on acquired loans, net of specific charge-offs...         826,195          (519,399)       1,710,233
                                                                          ------------       -----------     ------------
           Balance at the end of the year.............................  $   10,008,257         8,769,367        8,444,563
                                                                          ============       ===========     ============

         The allowance on acquired loans represents specific reserves established on bulk loan purchases and is shown in the above roll-forward net of subsequent charge-offs related to the same purchased loans.

(3)      Property and Equipment
         ----------------------

         Summaries of property and equipment follow:

                                                                                              March 31,
                                                                                   ------------------------------

                                                                                       2000               1999
                                                                                   ------------      ------------
           Land.................................................................   $    250,443           250,443
           Buildings and leasehold improvements.................................      2,696,916         2,550,763
           Furniture and equipment..............................................     11,045,811         9,600,998
                                                                                   ------------      ------------
                                                                                     13,993,170        12,402,204
           Less accumulated depreciation and amortization.......................     (7,240,379)       (6,102,542)
                                                                                     ----------      -------------
                Total...........................................................    $ 6,752,791         6,299,662
                                                                                   ============      ============

(4)      Intangible Assets
         -----------------

         Intangible assets, net of accumulated amortization, consist of:

                                                                                              March 31,
                                                                                   ------------------------------

                                                                                       2000               1999
                                                                                   ------------      ------------
           Cost of acquiring existing customers................................. $    4,045,160         1,994,782
           Value assigned to noncompete agreements..............................      5,687,007         6,228,480
           Goodwill.............................................................      1,105,768         1,271,633
           Other................................................................        270,542           332,990
                                                                                   ------------      ------------
                Total........................................................... $   11,108,477         9,827,885
                                                                                   ============      ============

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 (5)     Notes Payable
         -------------

         Summaries of the Company's notes payable follow:

              Senior Credit Facilities

              $85,000,000 Revolving Credit Facility - This facility provides for borrowings of up to $85.0 million, with $67.9 million outstanding at March 31, 2000, subject to a borrowing base formula. The Company may borrow, at its option, at the rate of prime or LIBOR plus 1.60%. At March 31, 2000, the Company's interest rate was 7.87% and the unused amount available under the revolver was $17.1 million. The revolving credit facility has a commitment fee of 3/8 of 1% on the unused portion of the commitment. Borrowings under the revolving credit facility mature on September 30, 2001.

              $10,000,000 Senior Subordinated Secured Notes - These notes mature in five annual installments of $2.0 million beginning June 30, 2000 and ending June 30, 2004, and bear interest at 10.0%, payable quarterly. The notes were issued at a discounted price equal to 99.6936% and may be prepaid subject to certain prepayment penalties.

              Substantially all of the Company's assets are pledged as collateral for borrowings under the revolving credit agreement. The Company's assets are also pledged as collateral for the senior subordinated notes on a subordinated basis.

              Other Note Payable

              The Company also has a $482,000 note payable to an unaffiliated insurance company, bearing interest at 10%, payable annually, which matures in September 2001.

         The various debt agreements contain restrictions on the amounts of permitted indebtedness, investments, working capital, repurchases of common stock and cash dividends. At March 31, 2000, approximately $6,676,000 was available under these covenants for the payment of cash dividends, or the repurchase of the Company's common stock. In addition, the agreements restrict liens on assets and the sale or transfer of subsidiaries. The Company was in compliance with the various debt covenants for all periods presented.

         The aggregate annual maturities of the notes payable for each of the fiscal years subsequent to March 31, 1999, are as follows: 2001, $2,000,000; 2002, $70,382,000; 2003, $2,000,000; 2004, $2,000,000;
         2005, $2,000,000.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 (6)     Non-file Insurance
         ------------------

         The Company maintains non-file insurance coverage with an unaffiliated insurance company. Premiums, claims paid, and recoveries under this coverage are not included in the accompanying financial statements except as a reduction of loan losses. The following is a summary of the non-file insurance activity for the years ended March 31, 2000, 1999, and 1998:

                                                                2000                 1999                1998
                                                            -------------         -----------        --------
             Insurance premiums written................    $    2,820,257           3,162,825          3,257,517
             Recoveries on claims paid.................    $      368,971             367,756            334,812
             Claims paid...............................    $    2,957,540           3,200,486          3,267,005

(7)      Leases
         ------

         The Company conducts most of its operations from leased facilities, except for its owned corporate office building. It is expected that in the normal course of business, expiring leases will be renewed at the Company's option or replaced by other leases or acquisitions of other properties.

         The future minimum lease payments under noncancelable operating leases as of March 31, 2000, are as follows:

          2001.....................................................................  $   2,936,470
          2002.....................................................................      1,743,801
          2003.....................................................................      1,058,036
          2004 ....................................................................        485,264
          2005 ....................................................................        219,054
          Thereafter...............................................................         36,000
                                                                                        ----------
                   Total future minimum lease payments.............................   $  6,478,625
                                                                                         =========

         Rental expense for cancelable and noncancelable operating leases for the years ended March 31, 2000, 1999, and 1998, was $3,542,209,
         $3,180,150, and $2,929,002, respectively.


 (8)     Income Taxes
         ------------

         Income tax expense for the years ended March 31, 2000, 1999, and 1998, consists of:

                                                                                   2000            1999             1998
                                                                                ----------      -----------     -----------
         Current:
              Federal.......................................................$    7,427,000        4,538,000       4,845,000
              State.........................................................       618,000          287,000         209,000
                                                                                ----------      -----------     -----------
                  Total.....................................................     8,045,000        4,825,000       5,054,000
                                                                                 ---------        ---------     -----------
         Deferred:
              Federal.......................................................      (399,000)      (1,179,000)     (1,073,000)
              State.........................................................       (86,000)         (78,000)        (72,000)
                                                                                ----------      -----------     -----------
                  Total.....................................................      (485,000)      (1,257,000)     (1,145,000)
                                                                                ----------      -----------     -----------
                                                                             $   7,560,000        3,568,000       3,909,000
                                                                                ==========      ===========     ===========

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         The income tax expense for the years ended March 31, 2000, 1999, and 1998 differs from the amount computed by applying the U.S. federal income tax rate of 35% as a result of the following:

                                                                                   2000            1999             1998
                                                                                ----------      -----------     -----------

         Computed "expected" income tax expense............................  $   7,605,000        3,811,000       4,202,000
         Increase resulting from:
              State income tax, net of Federal benefit.....................        346,000          136,000          89,000
              Amortization of goodwill.....................................         58,000           58,000          58,000
              Insurance income exclusion...................................       (165,000)        (162,000)       (278,000)
              Other, net...................................................       (284,000)        (275,000)       (162,000)
                                                                                ----------      -----------     -----------

         Total income tax expense..........................................  $   7,560,000        3,568,000       3,909,000
                                                                                ==========      ===========     ===========

         Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the deferred tax asset (liability) at March 31, 2000 and 1999, relate to the following:

                                                                                               2000              1999
                                                                                            -----------      -----------
         Deferred tax assets:
              Allowance for doubtful accounts..............................             $     3,680,000        3,200,000
              Unearned insurance commissions...............................                   1,453,000        1,176,000
              Accounts payable and accrued expenses primarily
                  related to employee benefits.............................                     350,000          370,000
              Intangible assets............................................                      27,000          246,000
              Tax over book accrued interest receivable....................                     743,000          536,000
              Other........................................................                     266,000          211,000
                                                                                          -------------     ------------

         Gross deferred tax assets.........................................                   6,519,000        5,739,000
         Less valuation allowance..........................................                    (266,000)        (211,000)
                                                                                          -------------     ------------
         Net deferred tax assets...........................................                   6,253,000        5,528,000
                                                                                          -------------     ------------

         Deferred tax liabilities:

              Discount on purchased loans..................................                    (121,000)        (151,000)
              Deferred net loan origination fees...........................                    (442,000)        (408,000)
              Other........................................................                    (480,000)        (244,000)
                                                                                          -------------     ------------
         Gross deferred tax liabilities....................................                  (1,043,000)        (803,000)
                                                                                          -------------     ------------

         Net deferred tax assets...........................................             $     5,210,000        4,725,000
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

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 (9)     Earnings Per Share
         ------------------

         The following is a reconciliation of the numerators and denominators of the basic and diluted EPS calculations.

                                                                                For the year ended  March 31, 2000
                                                                      ----------------------------------------------------
                                                                          Income              Shares             Per Share
                                                                        (Numerator)        (Denominator)          Amount
                                                                        -----------        -------------          ------
         Basic EPS
         Income available to common shareholders..................    $  14,168,519           19,003,380          $   .75
                                                                                                                   ======

         Effect of Dilutive Securities
         Options..................................................    $       -                  151,662
                                                                       ------------          -----------

         Diluted EPS
         Income available to common shareholders
           plus assumed conversions...............................    $  14,168,519           19,155,042          $   .74
                                                                       ============          ===========           ======

                                                                                 For the year ended March 31, 1999
                                                                      --------------------------------------------
                                                                          Income              Shares             Per Share
                                                                        (Numerator)        (Denominator)          Amount
                                                                        -----------        -------------          ------
         Basic EPS
         Income available to common shareholders..................    $   7,319,597           19,010,789          $   .39
                                                                                                                   ======

         Effect of Dilutive Securities
         Options..................................................    $       -                  202,024
                                                                       ------------          -----------

         Diluted EPS
         Income available to common shareholders
           plus assumed conversions...............................    $   7,319,597           19,212,813          $   .38
                                                                       ============           ==========           ======

                                                                                 For the year ended March 31, 1998
                                                                      --------------------------------------------
                                                                          Income              Shares             Per Share
                                                                        (Numerator)        (Denominator)          Amount
         Basic EPS
         Income available to common shareholders..................    $   8,098,441           18,959,348          $   .43
                                                                                                                   ======

         Effect of Dilutive Securities
         Options..................................................    $       -                  213,108
                                                                       ------------          -----------

         Diluted EPS
         Income available to common shareholders
           plus assumed conversions...............................    $   8,098,441           19,172,456          $   .42
                                                                       ============          ===========           ======

         Options to purchase 2,986,140, 1,979,878, and 1,938,669 shares of common stock at various prices were outstanding during the years ended March 31, 2000, 1999 and 1998, respectively, but were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares. The options, which expire on various dates, were still outstanding as of March 31, 2000.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(10)     Benefit Plans
         -------------

         Retirement Plan

         The Company provides a defined contribution employee benefit plan (401(k) plan) covering full-time employees, whereby employees can invest up to 15% of their gross pay. The Company makes a matching contribution equal to 50% of the employees' contributions for the first 6% of gross pay. The Company's expense under this plan was $364,667, $306,697, and $284,925, for the years ended March 31, 2000, 1999, and
         1998, respectively.

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

           (Dollars in thousands except per share amounts)                       2000             1999              1998
                                                                             -----------       -----------      --------

           Net income
              As reported.................................................      $ 14,169            7,320             8,098
              Pro forma...................................................      $ 13,423            6,666             7,553

           Basic earnings per share
              As reported.................................................      $    .75             .39                .43
                                                                                  ======          ======             ======
              Pro forma...................................................      $    .71             .35                .40
                                                                                  ======          ======             ======

           Diluted earnings per share
              As reported.................................................      $    .74             .38                .42
                                                                                  ======          ======             ======
              Pro forma...................................................      $    .70             .35                .39
                                                                                  ======          ======             ======

         The effects of applying SFAS 123 may not be representative of the effects on reported net income in future years.

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2000, 1999, and 1998, respectively: dividend yield of zero; expected volatility of 40%, 51% and 43%; risk-free interest rate of 6.76%, 5.00%, 5.82%; and expected lives of 10 years for all plans in all three years. The fair values of options granted in 2000, 1999, and 1998 were $3.36, $3.92, and $3.88, respectively.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         At March 31, 2000, the Company had the following options outstanding:

                                   Shares            Shares            Shares              Price
         Grant Date                Granted         Exercisable        Exercised          Per Share      Expiration Date
         ----------                -------         -----------        ---------          ---------      ---------------
         April 22, 1992            150,000            150,000              -              $ 2.98         April 22, 2002
         April 30, 1992             24,000             24,000            6,000            $ 3.04         April 30, 2002
         October 20, 1992          358,500            358,500          233,500            $ 2.92         October 20, 2002
         January 20, 1993           30,000             30,000              -              $ 5.04         January 20, 2003
         April 7, 1993              90,000             90,000            4,000            $ 6.33         April 7, 2003
         April 30, 1993             18,000             18,000              -              $ 5.54         April 30, 2003
         October 19, 1993          336,000            336,000           13,500            $ 6.88         October 19, 2003
         April 30, 1994             24,000             24,000              -              $ 5.75         April 30, 2004
         October 13, 1994          499,500            499,500            6,000            $ 7.48         October 13, 2004
         April 1, 1995             211,692            211,692               -             $ 8.63         April 1, 2005
         April 30, 1995             24,000             24,000               -             $ 9.50         April 30, 2005
         June 26, 1995              75,000             45,000              -              $11.33         June 26, 2005
         October 31, 1995          109,500             89,200               -             $13.00         October 31, 2005
         January 23, 1996           15,000             12,000              -              $10.25         January 23, 2006
         April 1, 1996             229,177            229,177              -              $10.75         April 1, 2006
         April 30, 1996             24,000             24,000              -              $10.06         April 30, 2006
         July 18, 1996              14,600             14,600              -               $6.75         July 18, 2006
         October 25, 1996          173,500            103,500              -               $6.69         October 25, 2006
         January 27, 1997           36,000             17,400              -               $5.94         January 27, 2007
         March 31, 1997             26,800             17,867              -               $5.41         March 31, 2007
         April 1, 1997              78,662             78,662              -               $5.41         April 1, 2007
         April 29, 1997             24,000             24,000              -               $5.18         April 29, 2007
         April 30, 1997             24,000             24,000              -               $5.16         April 30, 2007
         October 28, 1997          190,000             80,200              -               $5.19         October 28, 2007
         April 1, 1998              73,309             56,635              -               $6.69         April 1, 2008
         April 1, 1998              36,300             12,072              -               $6.69         April 1, 2008
         April 30, 1998             24,000             24,000              -               $6.50         April 30, 2008
         November 23, 1998         231,500             51,500              -               $5.25         November 23, 2008
         April 1, 1999             192,100             83,334              -               $5.38         April 1, 2009
         April 30, 1999             24,000             24,000              -               $5.47         April 30, 2009
         May 11, 1999               15,000              -                  -               $5.47         May 11, 2009
         August 16, 1999            50,000              -                  -               $5.78         August 16, 2009
         October 20, 1999          140,000              -                  -               $5.44         October 20, 2009
                                 ---------          ---------        ---------
                Total            3,572,140          2,776,839          263,000
                                 =========          =========        =========

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         Subsequent to March 31, 2000, the Company granted options for additional shares under the plans: April 1, 2000, 49,300 shares to certain branch managers; and April 30, 2000, 24,000 shares to non-management directors. After giving affect to the above grants, there remain 104,560 shares of common stock available for future grants. No expense has been recorded relative to stock options granted to date.


(11)     Acquisitions
         ------------

         During fiscal 2000, the Company purchased the net assets of 24 consumer loan offices for a total consideration of $12,376,112. Total net loans receivable acquired amounted to $9,571,314, and the Company paid $2,753,200 for non-compete agreements with predecessor owners and for other intangible assets. Twelve of the 24 offices acquired were merged into existing offices.

         During fiscal 1999, the Company purchased the net assets of 21 consumer loan offices for a total consideration of $5,909,134. Total net loans receivable acquired amounted to $4,271,696, and the Company paid $1,527,123 for non-compete agreements with predecessor owners and for other intangible assets. Eighteen of the 21 offices acquired were merged into existing offices.

         During fiscal 1998, the Company purchased the net assets of 27 consumer loan offices for a total consideration of $9,338,522. Total net loans receivable acquired amounted to $7,450,022, and the Company paid $1,925,437 for non-compete agreements with predecessor owners and for other intangible assets. Eighteen of the 27 offices acquired were merged into existing offices.

         The pro forma impact of these purchases as though they had been acquired at the beginning of the periods presented would not have a material effect on the results of operations as reported.


(12)     Quarterly Information (Unaudited)
         ---------------------------------

         The following sets forth selected quarterly operating data:

                                                                      2000                               1999
                                                       ---------------------------------  ---------------------------------
                                                         First  Second    Third   Fourth    First   Second   Third   Fourth
                                                         -----  ------    -----   ------    -----   ------   -----   ------
                                                              (Dollars in thousands, except earnings per share data)
         Total revenues............................. $  24,327   25,513   26,930  28,506   20,734   21,682   23,836  25,510

         Provision for loan losses..................     3,039    4,573    5,540   2,545    2,360    3,112    4,262   1,973
         General and administrative expenses........    15,301   14,723   15,886  15,925   13,925   19,696   15,012  15,000
         Interest expense...........................     1,356    1,463    1,582   1,614    1,216    1,411    1,456   1,451
         Income tax expense ........................     1,575    1,625    1,336   3,024    1,100     (867)   1,052   2,283
                                                         -----  -------  -------  ------  -------  -------- -------  ------

              Net income (loss)..................... $   3,056    3,129    2,586   5,398    2,133   (1,670)   2,054   4,803
                                                         =====  =======  =======  ======  =======  =======  =======  ======

         Earnings (loss) per share:
              Basic................................. $     .16      .16      .14     .29      .11    (.09)      .11     .26
                                                       =======  =======  =======  ======  =======  =======  =======  ======
              Diluted............................... $     .16      .16      .14     .28      .11    (.09)      .11     .25
                                                       =======  =======  =======  ======  =======  =======  =======  ======

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 (13)    Litigation
         ----------

         From April 1995 through July 1999, the Company and several of its subsidiaries were parties to litigation challenging the Company's non-filing insurance practices. Non-filing insurance is an insurance product that lenders like the Company can purchase in lieu of filing a UCC financing statement covering the collateral of their borrowers. The litigation against the Company was consolidated with other litigation against other finance companies, jewelry and furniture retailers, and insurance companies in a purported nationwide class action in the U.S. District Court in Alabama under the caption In re: Consolidated "Non-filing Insurance" Fee Litigation (Multidistrict Litigation Docket No. 1130), U.S. District Court, Middle District of Alabama, Northern Division).

         On November 11, 1998, the Company and its subsidiaries named in the action entered into a settlement agreement pursuant to which the Company agreed to settle all claims alleged in the litigation involving it and its subsidiaries for an aggregate cash payment of $5 million. In addition, the terms of the settlement curtailed certain non-filing practices by the Company and its subsidiaries and allowed the court to approve criteria defining those circumstances in which the Company's subsidiaries could make non-filing insurance claims going forward. As a result of the settlement, non-filing insurance fees charged to borrowers were reduced by 25%. The settlement agreement, which includes the settlement by several other defendants in the litigation, including the Company's insurer, was approved by the Court.

         The Company recorded an accrual for settlement costs, including the expected expenses to comply with the terms of the settlement, of $5.4 million in the fiscal year ended March 31, 1999. Of this total accrual, $5.0 million was paid to an escrow account and has been distributed to class participants and $244 thousand in costs were incurred in completing the settlement. The remaining $156 thousand of the accrual was reversed in fiscal 2000. The settlement limited and reduced the coverage for the types of losses with respect to which its subsidiaries submit claims. The Company does not believe that those limitations and reductions will have a material adverse effect on the Company's results of operations.

         The Company was named as a defendant in an action, Turner v. World Acceptance Corp., filed in the district court for the Fourteenth Judicial District, Tulsa County, Oklahoma (No. CJ-97-1921) on May 20, 1997. That action (the Tulsa Case) named the Company and numerous other consumer finance companies as defendants, and sought certification as a statewide class action. The Tulsa Case alleges that the Company and other consumer finance defendants collected excess finance charges in connection with refinancing certain consumer finance loans in Oklahoma and seeks money damages and an injunction against further collection of such charges. The Tulsa Case also challenged the constitutionality of the provisions of the Oklahoma Consumer Credit Code ("OCCC") under which the Company operates. The Company filed an answer in the action denying the allegations. On March 16, 1999, the District Court granted summary judgment in favor of the Company and the other consumer finance companies and dismissed the Tulsa Case. The plaintiffs in the Tulsa Case appealed that order, and their appeal remains pending before the Oklahoma Court of Appeals.

         The Tulsa Case is based on an opinion of the Oklahoma Attorney General issued on February 20, 1997, interpreting a provision of the OCCC with respect to the permitted amount of certain loan refinance charges in a manner contrary to regulatory practice that had been in existence in Oklahoma since 1969. On the basis of that opinion the Administrator of the Oklahoma Department of Consumer Credit (the "Department") notified the Company and the other consumer finance companies that the Department would begin enforcing the provisions of the OCCC, as interpreted by the Attorney General's opinion on March 3, 1997. In response to the Attorney General's opinion and the Department's threat, the Company

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         and numerous other consumer finance companies brought suit (the "Administrator's Case") to enjoin enforcement by the Department of the OCCC as interpreted by the Attorney General. Shortly thereafter, the Oklahoma Legislature enacted amendments to the relevant provision of the OCCC, which became effective on August 29, 1997, and which negated the effect of the Attorney General's interpretation.

         Although the Company and the other consumer finance companies were successful at the trial court level in the Adminstrator's Case, in May 1999, the Oklahoma Supreme Court upheld the Attorney General's interpretation. The Oklahoma Supreme Court's decision expressly limited the application of the Attorney General's interpretation of the OCCC to the period between March 3, 1997, and August 29, 1997, and it expressly refrained from reaching the issue of whether refunds of charges assessed during that period were required.

         The Attorney General has recently directed the Department to proceed with administratively ordering refunds of those charges. The Company and several of the other consumer finance companies contend that for numerous reasons, the Department lacks both the authority and the legal basis to order refunds. The Company and the other consumer finance companies are attempting to open discussions with the Department and the Attorney General with the goal of resolving both the issues concerning an attempted administrative order of refunds and the issues that remain pending in the Tulsa Case. It is far too early to predict whether those discussions, if they can be initiated, will be successful. Nonetheless, because of the 1997 amendments to the OCCC, the Company expects that even if both the Tulsa Case and the Department's attempts at administratively ordering refunds are decided adversely to the Company, those results would not materially affect the Company's refinancing practices in Oklahoma going forward. Such adverse decisions could involve a material monetary award; however, in the opinion of management the likelihood of such a material monetary award is not currently deemed to be probable. The Company intends to continue to defend vigorously against both the Tulsa Case and the Department's threat to administratively order refunds, while at the same time, exploring every possibility of reaching a satisfactory non-judicial resolution of all of the issues.

         At March 31, 2000, the Company and certain of its subsidiaries have been named as defendants in various other legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such other matters cannot be determined, in the opinion of management, and based upon the advice of counsel, any such liability will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.

(14)     Commitments
         -----------

         The Company has entered into employment agreements with certain key executive employees. The employment agreements have terms of three years and call for aggregate minimum annual base salaries of $625,500, adjusted annually as determined by the Company's Compensation Committee. The agreements also provide for annual incentive bonuses, which are based on the achievement of certain predetermined operational goals.

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------


The Board of Directors
World Acceptance Corporation
Greenville, South Carolina

     We have audited the accompanying consolidated balance sheets of World Acceptance Corporation and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2000. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of World Acceptance Corporation and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                              /s/ KPMG


Greenville, South Carolina
April 20, 2000

CORPORATE INFORMATION
--------------------------------------------------------------------------------


Common Stock

       World Acceptance Corporation's common stock trades on The Nasdaq Stock Market under the symbol: WRLD. As of June 19, 2000, there were approximately 152 shareholders of record and approximately 2,000 persons or entities who hold their stock in nominee or "street" names through various brokerage firms. On this date there were 18,627,573 shares of common stock outstanding.

       The table below reflects the stock prices published by Nasdaq by quarter for the last two fiscal years. The last reported sale price on June 19, 2000, was $5.00.



                  Market Price of Common Stock


                         Fiscal 1999
         ----------------------------------------
         Quarter            High            Low
         -------          -------        --------

         First           $  7.94        $   5.63
         Second             6.94            4.75
         Third              6.50            4.56
         Fourth             6.75            5.19


                         Fiscal 2000
         ----------------------------------------
         Quarter            High            Low
         -------          -------        --------

         First           $  5.75        $   5.00
         Second             6.63            5.00
         Third              5.81            4.13
         Fourth             6.13            4.38


Executive Offices

World Acceptance Corporation
Post Office Box 6249 (29606)
108 Frederick Street (29607)
Greenville, South Carolina
(864) 298-9800


Transfer Agent

First Union National Bank
Shareholder Services Group
1525 West W. T. Harris Boulevard
Charlotte, North Carolina 28288
(800) 829-8432


Legal Counsel

Robinson, Bradshaw, & Hinson, P.A.
1900 Independence Center
101 North Tryon Street
Charlotte, North Carolina 28246


Independent Auditors

KPMG LLP
55 Beattie Place, Suite 900
Greenville, South Carolina 29601


Annual Report

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Corporate Secretary at the executive offices of the Company.


For Further Information

A. Alexander McLean III
Executive Vice President and Chief Financial Officer
World Acceptance Corporation
(864) 298-9800