Form 10-K, Exhibit 13
period 2001-03-21
WORLD ACCEPTANCE CORP
filed 2001-06-29
CIK 108385

EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

                                                                               Years Ended March 31,
                                                           --------------------------------------------------------------
                                                              2001         2000         1999          1998         1997
                                                           ----------    ---------    ---------    ---------    --------
Statement of Operations Data:
Interest and fee income.................................   $  103,412    $  89,052    $  80,677    $  71,873    $  64,820
Insurance commissions and other income.................        17,132       16,224       11,085        8,754        7,863
                                                           ----------    ---------    ---------    ---------    ---------
   Total revenues.......................................      120,544      105,276       91,762       80,627       72,683
                                                           ----------    ---------    ---------    ---------    ---------
Provision for loan losses...............................       19,749       15,697       11,707        9,609        9,480
Legal expense/(1)/......................................          416          183        5,845          441          645
Other general and administrative expenses...............       67,848       61,652       57,788       53,029       46,201
Interest expense........................................        8,260        6,015        5,534        5,541        4,322
                                                           ----------    ---------    ---------    ---------    ---------
   Total expenses.......................................       96,273       83,547       80,874       68,620       60,648
                                                           ----------    ---------    ---------    ---------    ---------
Income before income taxes..............................       24,271       21,729       10,888       12,007       12,035
Income taxes............................................        8,670        7,560        3,568        3,909        3,952
                                                           ----------    ---------    ---------    ---------    ---------
Net income/(1)/.........................................   $   15,601    $  14,169    $   7,320    $   8,098    $   8,083
                                                           ==========    =========    =========    =========    =========
Net income per common share (diluted)/(1)/..............   $      .83    $     .74    $     .38    $     .42    $     .41
                                                           ==========    =========    =========    =========    =========
Diluted weighted average common
   equivalent shares....................................   $   18,840       19,155       19,213       19,172       19,833
                                                           ==========    =========    =========    =========    =========
Balance Sheet Data (end of period):
Loans receivable........................................   $  162,389    $ 135,660    $ 117,339    $ 103,385    $  89,539
Allowance for loan losses...............................      (12,032)     (10,008)      (8,769)      (8,444)      (6,283)
                                                           ----------    ---------    ---------    ---------    ---------
       Loans receivable, net............................      150,357      125,652      108,570       94,941       83,256
Total assets............................................      183,160      153,473      133,470      118,382      104,486
Total debt..............................................       91,632       78,382       71,632       64,182       58,682
Shareholders' equity....................................       82,727       68,192       54,692       47,301       38,963
Other Operating Data:
As a percentage of average loans receivable:
   Provision for loan losses............................         12.6%        12.3%        10.4%         9.9%        11.1%
   Net charge-offs......................................         12.0%        12.0%         9.7%         9.4%        10.6%
Number of offices open at year-end......................          420          410          379          360          336

/(1)/ The Company recorded a legal settlement of $5.4 million in fiscal 1999. Excluding this settlement, net of the income tax benefit, net income and net income per diluted common share would have been $10.8 million and $.56, respectively.


--------------------------------------------------------------------------------
                              World Acceptance Corporation                     5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

General

     The Company's financial performance continues to be dependent in large part upon the growth in its outstanding loan receivables, the ongoing introduction of new products and services for marketing to the customer base, the maintenance of loan quality and acceptable levels of operating expenses. Since March 31, 1996, gross loans receivable have increased at a 16.2% annual compounded rate from $99.4 million to $210.9 million at March 31, 2001. The increase reflects both the higher volume of loans generated through the Company's existing offices and the contribution of loans generated from new offices opened or acquired over the period. During this same five-year period, the Company has grown from 282 offices to 420 offices as of March 31, 2001. The Company plans to open or acquire at least 15 new offices in each of the next two fiscal years.

     The Company continues to identify new products and services for marketing to its customer base. In addition to new insurance-related products, which have been introduced in selected states over the last several years, the Company sells and finances electronic items and appliances to its existing customer base. This program, the "World Class Buying Club," began in Texas in February 1995 and has since been expanded into all 10 states where the Company operates. Total loan volume under this program amounted to $4.2 million during fiscal 2001, a 15.8% increase from the prior fiscal year. While this represents less than 1% of the Company's total loan volume, it remains a very profitable program, which the Company plans to continue to emphasize in fiscal 2002 and beyond.

     The Company's ParaData Financial Systems subsidiary provides data processing systems to separate finance companies, including the Company, and currently supports approximately 1,035 individual branch offices in 44 states. ParaData's revenue is highly dependent upon its ability to attract new customers, which often requires substantial lead time, and as a result its revenue may fluctuate greatly from year to year. During fiscal 2001, its net revenues from system sales and support amounted to $2.8 million, a 23.0% decrease from the $3.6 million in fiscal 2000, which was a 49.8% increase over fiscal 1999 net revenues. As a result, ParaData's pretax income contribution to the Company also fluctuates greatly and was $1.0 million, $1.8 million, and $0.8 million in fiscal 2001, fiscal 2000, and fiscal 1999, respectively. ParaData's net revenue and resulting net contribution to the Company will continue to fluctuate on a year to year basis, but should remain very profitable over the long term. Additionally, and more importantly, ParaData continues to provide state-of-the-art data processing support for the Company's in-house integrated computer system.

     Since fiscal 1997, the Company has expanded its product line to include larger balance, lower risk, and lower yielding individual consumer loans. These loans typically average $2,500 to $3,000 with terms of 18 to 24 months compared to $300 to $500 with 8 to 12 month terms for the smaller loans. The Company offers these loans in all states except Texas, where they are not profitable under our lending criteria and strategy. Additionally, the Company has purchased numerous larger loan offices and has made several bulk purchases of larger loans receivable. As of March 31, 2001, the larger class of loans amounted to approximately $55.1 million of gross loans receivable, a 110.1% increase over the balance outstanding at March 31, 2000. As a result of these efforts, this portfolio has grown to 26.1% of the total loan balances as of the end of the fiscal year. Management believes that these loans provide lower expense and loss ratios, thus providing positive contributions. While the Company does not intend to change its primary lending focus from its small-loan business, it does intend to continue expanding the larger loan product line as part of its ongoing growth strategy.

     In fiscal 1999, the Company tested in 40 offices an income tax return preparation and refund anticipation loan program. Based on the results of this test, the Company expanded this program into all offices where permitted by the lease agreements (approximately 390 offices) in fiscal 2000. Due to certain systems and service bureau problems encountered during the first two weeks of the filing season, the program was less successful than anticipated; however, in spite of these problems, the Company completed and filed approximately 16,000 tax returns, generating approximately $1 million in net revenue. During fiscal 2001, the Company did not experience any system problems and more than doubled the number of returns that were prepared and filed, and generated in excess of $2.7 million in net revenue. The Company believes that this is a beneficial service for its existing customer base and plans to promote and expand the program in the future.


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

                                                                                         Years Ended March 31,
                                                                                -----------------------------------------

                                                                                   2001            2000           1999
                                                                                ----------      -----------   -----------

                                                                                            (Dollars in thousands)
       Average gross loans receivable/(1)/................................... $   204,789          163,786       144,203
       Average loans receivable/(2)/.........................................     156,850          127,230       112,273

       Expenses as a percentage of total revenue:
           Provision for loan losses.........................................        16.4%            14.9%         12.8%
           General and administrative/(3)/...................................        56.6%            58.7%         63.5%
           Total interest expense............................................         6.9%             5.7%          6.0%

       Operating margin/(4)/.................................................        27.0%            26.4%         23.8%
       Return on average assets/(5)/.........................................         8.8%             9.7%          8.4%

       Offices opened and acquired, net......................................          10               31            19
       Total offices (at period end).........................................         420              410           379

       _____________

       /(1)/ Average gross loans receivable have been determined by averaging month-end gross loans receivable over the indicated period.
       /(2)/ Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.
       /(3)/ Excludes $5.4 million expense for legal settlement for the year ended March 31, 1999. Including this one-time charge, the ratio would have been 69.3% for the fiscal 1999 period.
       /(4)/ Operating margin is computed as total revenues less provision for loan losses and general and administrative expenses (excluding the legal settlement charge in fiscal 1999), as a percentage of total revenues. Including the $5.4 million charge for the legal settlement, the operating margin for the year ended March 31, 1999 would have been 17.9%.
       /(5)/ Excludes $5.4 million legal settlement, net of tax benefit, for the year ended March 31, 1999. Including this one-time charge, the ratio would have been 5.7% for the annual period.

Comparison of Fiscal 2001 Versus Fiscal 2000

       Net income amounted to $15.6 million during fiscal 2001, a 10.1% increase over the $14.2 million earned during fiscal 2000. This increase resulted from an increase in operating income (revenues less provision for loan losses and general and administrative expenses) of $4.8 million, or 17.3%, offset by increases in interest expense and income taxes.

       Interest and fee income during fiscal 2001 increased by $14.4 million, or 16.1%, over fiscal 2000. This increase resulted from an increase of $29.6 million, or 23.3%, in average loans receivable between the two fiscal years, offset partially by a reduction in yields in the loan portfolio. The continued decline in loan yields is primarily due to the continued expansion of the larger loan portfolio, which grew by 110.1% during the most recent fiscal year. The larger loans have stricter credit underwriting guidelines, more collateral, and fewer expected losses and generally carry lower interest rates than the traditional small loan. The large increase in average loans receivable, especially the larger loans, is partially due to several acquisitions during the year. The Company acquired approximately $15.6 million in net loans in 17 separate transactions during fiscal 2001.

       Insurance commissions and other income increased by $907,000, or 5.6%, over the two fiscal years. Insurance commissions increased by $245,000, or 3.0%, as a result of the increase in loan volume in states where


--------------------------------------------------------------------------------
                     World Acceptance Corporation                              7

Management's Discussion and Analysis

--------------------------------------------------------------------------------
credit insurance may be sold. This increase was less than expected, in light of the excellent increase in larger loans (which generally permit the sale of credit insurance products), because of a change in state law in Tennessee during the year that affected the small loan portfolio. Effective July 1, 2000, Tennessee prohibited the sale of credit insurance and other ancillary products on loans less than $1,000, but increased the interest and fees that could be charged on these loans. Other income increased by $663,000, or 8.3%, over the two years. Tax preparation fees increased by $1.7 million, or 181.7%, as the Company more than doubled (to approximately 33,000) the number of tax returns prepared and filed during fiscal 2001. This program went extremely well this year and should provide a source of revenue growth for several years. The increase in tax preparation fees was offset by decreases in ParaData net revenue of $819,000 and other ancillary products of $380,000. As expected, ParaData was unable to attract the number of new customers in fiscal 2001 that it gained in fiscal 2000. The decline in other ancillary products resulted from the Tennessee law change during the year, which eliminated the sale of these products on certain loans.

       Total revenues increased to $120.5 million in fiscal 2001, a $15.3 million, or 14.5%, increase over the $105.3 million in fiscal 2000. Revenues from the 366 offices open throughout both fiscal years increased by 6.8%. At March 31, 2001, the Company had 420 offices in operation, an increase of 10 net offices from March 31, 2000.

       The provision for loan losses during fiscal 2001 increased by $4.1 million, or 25.8%, from the previous year. This increase resulted from a combination of increases in both the general allowance for loan losses and the amount of loans charged off. Net charge-offs for fiscal 2001 amounted to $18.8 million, a 22.7% increase over the $15.3 million charged off during fiscal 2000, and net charge-offs as a percentage of average loans remained stable at 12.0% when comparing the two annual periods.

       General and administrative expenses during fiscal 2001 increased by $6.4 million, or 10.4%, over the previous fiscal year. This increase was due primarily to costs associated with the new offices opened or acquired during the fiscal year. Excluding the expenses associated with ParaData, general and administrative expenses, when divided by average open offices, increased by 4.4% when comparing the two fiscal years and, overall, general and administrative expenses as a percent of total revenues decreased from 58.7% in fiscal 2000 to 56.6% during fiscal 2001.

       Interest expense increased by $2.2 million, or 37.3%, during fiscal 2001, as compared to the previous fiscal year. This increase was due to additional borrowings outstanding during the year, as well as increases in interest rates during the first part of fiscal 2001.

       The Company's effective income tax rate increased to 35.7% during fiscal 2001 from 34.8% during the previous fiscal year. This increase resulted primarily from increased state income taxes.

Comparison of Fiscal 2000 Versus Fiscal 1999

     Net income was $14.2 million in fiscal 2000, a $6.8 million, or 93.6%, increase over the $7.3 million earned during fiscal 1999. The results for fiscal 1999 were greatly affected by the $5.4 million accrual for the legal settlement recorded during that period (see "Legal Settlement"). Excluding this one-time accrual, net of income tax benefits, net income for fiscal 2000 rose by $3.4 million, or 31.6%, over the adjusted fiscal 1999 earnings. This increase resulted from an increase in operating income of $5.9 million, or 27.1%, offset by increases in interest expense and income taxes.

     Interest and fee income during fiscal 2000 increased by $8.4 million, or 10.4%, over fiscal 1999. This increase resulted primarily from an increase of $15.0 million, or 13.3%, in average loans receivable between the two fiscal years. The increase in interest and fee income resulting from the larger loan base was partially offset by a reduction in loan yields over the two fiscal years, primarily due to an increase in the larger loan portfolio. These loans have lower interest rates than the traditional small loans; however, the overall returns on these loans are enhanced by the sale of credit insurance and other ancillary products.


--------------------------------------------------------------------------------
8                        World Acceptance Corporation

Management's Discussion and Analysis

--------------------------------------------------------------------------------
     Insurance commissions and other income amounted to $16.2 million in fiscal 2000, a $5.1 million, or 46.4%, increase over the $11.1 million recorded in fiscal 1999. Insurance commissions increased by $2.3 million, or 40.7%, and other income increased by $2.8 million, or 52.6%. The improvement in insurance commission revenue resulted primarily from the growth in the larger loan portfolio, mainly in those states where credit insurance may be sold in conjunction with the loan transaction. The increase in other income resulted primarily from $1.1 million in additional net revenue generated by ParaData, combined with approximately $1.0 million in net revenues generated by the new tax return preparation and refund anticipation loan program. ParaData had an excellent year in fiscal 2000, attracting several new customers. Its increased net revenue resulted in approximately $1.8 million in pretax profit for the subsidiary during fiscal 2000, compared with $792,000 earned in fiscal 1999. The tax preparation program was new to the Company on a wide-scale basis in fiscal 2000. Although systems and service bureau problems were encountered during the first several weeks of the tax filing season, the Company considered the program a success by filing approximately 16,000 tax returns and generating approximately $1.0 million in net revenues.

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

       General and administrative expenses, excluding the accrual for the legal settlement in fiscal 1999, increased by $3.6 million, or 6.2%, over the two fiscal years. The Company's profitability benefited by improved expense ratios as total general and administrative expenses as a percent of total revenues decreased from 63.5% during fiscal 1999 to 58.7% during fiscal 2000. Additionally, the average general and administrative expense per open office actually declined by .1% when comparing the two fiscal years.

       Interest expense increased by $481,000, or 8.7%, in fiscal 2000 when compared with the prior fiscal year. This increase was due to an increase in average borrowings during the year, as well as an increase in interest rates over the two periods.

     The Company's effective income tax rate increased to 34.8% in fiscal 2000 from 32.8% in fiscal 1999 primarily as a result of reduced benefits from the Company's captive insurance subsidiary as well as increased state income taxes.

Credit Loss Experience

     Delinquency is computed on the basis of the date of the last full contractual payment on a loan (known as the recency method) and on the basis of the amount past due in accordance with original payment terms of a loan (known as the contractual method). Management closely monitors portfolio delinquency using both methods to measure the quality of the Company's loan portfolio and the probability of credit losses.


--------------------------------------------------------------------------------
                       World Acceptance Corporation                            9

Management's Discussion and Analysis

________________________________________________________________________________

     The Company maintains an allowance for loan losses in an amount that, in management's opinion, is adequate to cover losses inherent in the existing loan portfolio. The Company charges against current earnings, as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover probable losses of principal. The Company's policy is to charge off loans on which a full contractual installment has not been received during the prior 180 days, or sooner if the loan is deemed uncollectible. Collection efforts on charged-off loans continue until the obligation is satisfied or until it is determined such obligation is not collectible or the cost of continued collection efforts will exceed the potential recovery. Recoveries of previously charged-off loans are credited to the allowance for loan losses.

     When establishing the allowance for loan losses, the Company takes into consideration the growth of the loan portfolio, the mix of the loan portfolio, current levels of charge-offs, current levels of delinquencies, and current economic factors. While management uses the best information available to make evaluations, future adjustments to the allowance for loan losses may be necessary if conditions differ substantially from the assumptions used in making the calculations.

     The following table sets forth the Company's allowance for loan losses at the end of the fiscal years ended March 31, 2001, 2000, and 1999, and the credit loss experience over the indicated periods:

                                                                                     At or for the
                                                                                  Years Ended March 31,
                                                                        ---------------------------------------
                                                                            2001          2000         1999
                                                                         ---------     ---------    ---------
                                                                                 (Dollars in thousands)
  Allowance for loan losses...........................................  $ 12,032       $ 10,008     $  8,769
  Percentage of loans receivable......................................       7.4%           7.4%         7.5%

  Provision for loan losses...........................................  $ 19,749       $ 15,697     $ 11,707

  Net charge-offs.....................................................  $ 18,751       $ 15,284     $ 10,863
  Net charge-offs as a percentage of average loans receivable /(1)/...      12.0%          12.0%         9.7%

  ___________________

  /(1)/ Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.

     The following table classifies the gross loans receivable of the Company that were delinquent on a recency and contractual basis for at least 60 days at March 31, 2001, 2000, and 1999:

                                                                                      At March 31,
                                                                        ---------------------------------------
                                                                            2001          2000         1999
                                                                         ---------     ---------    ---------
                                                                            (Dollars in thousands)
  Recency basis:
   60-89 days past due................................................  $ 3,213        $ 2,601      $  2,163
   90 days or more past due...........................................    1,624          1,196         1,047
                                                                         ------         ------        ------

     Total............................................................  $ 4,837        $ 3,797      $  3,210
                                                                         ======         ======        ======

  Percentage of period-end gross loans receivable.....................      2.3%           2.2%          2.1%

  Contractual basis:
   60-89 days past due................................................  $ 4,297        $ 3,298      $  2,766
   90 days or more past due...........................................    4,080          2,818         2,609
                                                                         ------         ------        ------

     Total............................................................  $ 8,377        $ 6,116      $  5,375
                                                                         ======         ======        ======

  Percentage of period-end gross loans receivable.....................      4.0%           3.5%          3.6%
                                                                         ======         ======        ======

________________________________________________________________________________
10                       World Acceptance Corporation

Management's Discussion and Analysis

________________________________________________________________________________



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

     The following table sets forth, on a quarterly basis, certain items included in the Company's unaudited consolidated financial statements and shows the number of offices open during fiscal years 2000 and 2001.

                                                           At or for the Three Months Ended
                           ------------------------------------------------------------------------------------------------

                             June 30,    Sept. 30,    Dec. 31,    March 31,   June 30,    Sept. 30,   Dec. 31,    March 31,
                               1999        1999         1999        2000        2000        2000        2000        2001
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------

                                                                (Dollars in thousands)
     Total revenues.......  $   24,327  $   25,513  $   26,930  $   28,506   $  26,943  $   28,610  $   29,880  $   35,111
     Provision for
        loan losses.......       3,039       4,573       5,540       2,545       3,912       5,155       7,039       3,643
     General and
        administrative
        expenses..........      15,301      14,723      15,886      15,925      16,402      16,326      17,556      17,980
     Net income (loss)....       3,056       3,129       2,586       5,398       3,189       3,262       1,975       7,175

     Gross loans
        receivable........  $  159,182  $  163,228  $  182,900  $  173,609  $  196,303  $  208,651  $  235,532  $  210,894
     Number of
        offices open......         387         399         404         410         417         424         426         420


Current Accounting Issues

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This effective date reflects the deferral provided by SFAS 137, which defers the earlier effective date specified in SFAS 133. The Company adopted SFAS 133 on April 1, 2001, with no material impact.

     In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 140 (SFAS No. 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement 125," which revises the criteria for accounting for securitizations and other transfers of financial assets and collateral, and introduces new disclosures. The enhanced disclosure requirements are effective for year-end 2000. The other provisions of SFAS No. 140 apply prospectively to transfers of financial assets and extinguisments of liabilities occurring after March 31, 2001. The Company adopted SFAS No. 140 on April 1, 2001 with no material impact.

________________________________________________________________________________
                         World Acceptance Corporation                         11

Management's Discussion and Analysis

________________________________________________________________________________



Liquidity and Capital Resources

     The Company has financed its operations, acquisitions and office expansion through a combination of cash flow from operations and borrowings from its institutional lenders. The Company has generally applied its cash flow from operations to fund its increasing loan volume, fund acquisitions, repay long-term indebtedness, and repurchase its common stock. As the Company's gross loans receivable increased from $130.6 million at March 31, 1998 to $210.9 million at March 31, 2001, net cash provided by operating activities for fiscal years 1999, 2000, and 2001 was $20.7 million, and $31.9 million, and $39.1 million, respectively.

     The Company's primary ongoing cash requirements relate to the funding of new offices and acquisitions, the overall growth of loans outstanding, the repayment of long-term indebtedness and the repurchase of its common stock. The Company repurchased 1,986,000 shares of its common stock under its repurchase program, for an aggregate purchase price of approximately $16.0 million, between February 1996 and October 1996. Because of certain loan agreement restrictions, the Company suspended its stock repurchases in October 1996. The stock repurchase program was reinstated in January 2000, and 144,000 shares were repurchased in fiscal 2000 and 275,000 were repurchased in fiscal 2001 for an aggregate purchase price of $724,000 and $1,434,000, respectively. The Company believes stock repurchases to be a viable component of the Company's long-term financial strategy and an excellent use of excess cash when the opportunity arises. In addition, the Company plans to open or acquire at least 15 new offices in each of the next two fiscal years. Expenditures by the Company to open and furnish new offices generally averaged approximately $19,500 per office during fiscal 2001. New offices have also required from $100,000 to $400,000 to fund outstanding loans receivable originated during their first 12 months of operation.

     The Company acquired 12 offices and a number of loan portfolios from competitors in eight states in 17 separate transactions during fiscal 2001. Gross loans receivable purchased in these transactions were approximately $23.4 million in the aggregate at the dates of purchase. The Company believes that attractive opportunities to acquire new offices or receivables from its competitors or to acquire offices in communities not currently served by the Company will continue to become available as conditions in local economies and the financial circumstances of owners change.

     The Company has an $105.0 million revolving credit facility with a syndicate of banks. The credit facility will expire on September 30, 2002. Funds borrowed under the revolving credit facility bear interest, at the Company's option, at either the agent bank's prime rate per annum or the LIBOR rate plus 1.75% per annum. At March 31, 2001, the interest rate on borrowings under the revolving credit facility was 6.94%. The Company pays a commitment fee equal to 0.375% of the daily unused portion of the revolving credit facility. Amounts outstanding under the revolving credit facility may not exceed specified percentages of eligible loans receivable. On March 31, 2001, $83.2 million was outstanding under this facility, and there was $21.8 million of unused borrowing availability under the borrowing base limitations.

     The Company has $8.0 million of senior subordinated secured notes with an insurance company. These notes mature in annual installments of $2.0 million on each June 30, from 2001 through 2004, and bear interest at 10.0%, payable quarterly. The notes were issued at a discounted price equal to 99.6936% and may be prepaid subject to certain prepayment penalties. Borrowings under the revolving credit facility and the senior subordinated notes are secured by a lien on substantially all the tangible and intangible assets of the Company and its subsidiaries pursuant to various security agreements.

________________________________________________________________________________
12                       World Acceptance Corporation

Management's Discussion and Analysis

________________________________________________________________________________



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

     The Company believes that cash flow from operations and borrowings under its revolving credit facility will be adequate to fund the expected cost of opening or acquiring new offices, including funding initial operating losses of new offices and funding loans receivable originated by those offices and the Company's other offices and the scheduled repayment of the senior subordinated notes. From time to time, the Company has needed and obtained, and expects that it will continue to need on a periodic basis, an increase in the borrowing limits under its revolving credit facility. The Company has successfully obtained such increases in the past and anticipates that it will be able to do so in the future as the need arises; however, there can be no assurance that this additional funding will be available (or available on reasonable terms) if and when needed.

Quantitative and Qualitative Disclosures About Market Risk

     The Company's outstanding debt under its revolving credit facility was $83.2 million at March 31, 2001. Interest on borrowings under this facility is based, at the Company's option, on the prime rate or LIBOR plus 1.75%. Based on the outstanding balance at March 31, 2001, a change of 1% in the interest rate would cause a change in interest expense of approximately $832,000 on an annual basis.

Inflation

     The Company does not believe that inflation has a material adverse effect on its financial condition or results of operations. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. While increases in operating costs would adversely affect the Company's operations, the consumer lending laws of three of the ten states in which the Company operates allow indexing of maximum loan amounts to the Consumer Price Index. These provisions will allow the Company to make larger loans at existing interest rates in those states, which could partially offset the potential increase in operating costs due to inflation.

Legal Settlement

     From April 1995 through July 1999, the Company and several of its subsidiaries were parties to litigation challenging the Company's non-filing insurance practices. Non-filing insurance is an insurance product that lenders like the Company can purchase in lieu of filing a UCC financing statement covering the collateral of their borrowers. The litigation against the Company was consolidated with other litigation against other finance companies, jewelry and furniture retailers, and insurance companies in a purported nationwide class action in the U.S. District Court in Alabama under the caption In re:
                                                               ------
Consolidated "Non-filing Insurance" Fee Litigation (Multidistrict Litigation
--------------------------------------------------
Docket No. 1130), U.S. District Court, Middle District of Alabama, Northern Division).

________________________________________________________________________________
                         World Acceptance Corporation                         13

Management's Discussion and Analysis

________________________________________________________________________________



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

     The Company recorded an accrual for settlement costs, including the expected expenses to comply with the terms of the settlement, of $5.4 million in the fiscal year ended March 31, 1999. Of this total accrual, $5.0 million was paid to an escrow account and has been distributed to class participants, and $244 thousand in costs were incurred in completing the settlement. The remaining $156 thousand of the accrual was reversed in fiscal 2000. The settlement limited and reduced the coverage for the types of losses with respect to which the Company's subsidiaries submit claims. The Company does not believe that those limitations and reductions will have a material adverse effect on the Company's results of operations.

Other Legal Matters

     At March 31, 2001, the Company and certain of its subsidiaries have been named as defendants in various other legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such other matters cannot be determined, the Company believes, based upon the advice of counsel, that any such liability will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.

________________________________________________________________________________
14                       World Acceptance Corporation

Management's Discussion and Analysis

________________________________________________________________________________



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

________________________________________________________________________________
                         World Acceptance Corporation                         15

CONSOLIDATED BALANCE SHEETS
________________________________________________________________________________

                                                                                                 March 31,
                                                                                  -------------------------------------
                                                                                       2001                  2000
                                                                                  ---------------       ---------------
                                 Assets

Cash............................................................................  $     3,292,504             1,690,676

Gross loans receivable..........................................................      210,893,604           173,609,123

Less:

     Unearned interest and deferred fees........................................      (48,504,582)          (37,949,381)

     Allowance for loan losses..................................................      (12,031,622)          (10,008,257)
                                                                                  ---------------       ---------------
         Loans receivable, net..................................................      150,357,400           125,651,485

Property and equipment, net.....................................................        6,538,131             6,752,791

Other assets, net...............................................................        9,834,117             8,269,399

Intangible assets, net..........................................................       13,138,307            11,108,477
                                                                                  ---------------       ---------------

                                                                                  $   183,160,459           153,472,828
                                                                                  ===============       ===============
                  Liabilities and Shareholders' Equity

Liabilities:

     Senior notes payable.......................................................       83,150,000            67,900,000

     Subordinated notes payable.................................................        8,000,000            10,000,000

     Other note payable.........................................................          482,000               482,000

     Income taxes payable.......................................................        3,038,113             2,059,441

     Accounts payable and accrued expenses......................................        5,763,812             4,839,001

                                                                                  ---------------       ---------------
         Total liabilities......................................................      100,433,925            85,280,442
                                                                                  ---------------       ---------------

Shareholders' equity:

     Preferred stock, no par value

         Authorized 5,000,000 shares............................................                -                     -

     Common stock, no par value

         Authorized 95,000,000 shares; issued and outstanding 18,688,973 and

         18,887,573 shares at March 31, 2001 and 2000, respectively.............                -                     -

     Additional paid-in capital.................................................          313,655               267,958

     Retained earnings..........................................................       82,412,879            67,924,428
                                                                                  ---------------       ---------------
         Total shareholders' equity.............................................       82,726,534            68,192,386
                                                                                  ---------------       ---------------
Commitments and contingencies
                                                                                  $   183,160,459           153,472,828
                                                                                  ===============       ===============

         See accompanying notes to consolidated financial statements.

________________________________________________________________________________
16                        World Acceptance Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS
________________________________________________________________________________

                                                                                     Years Ended March 31,
                                                                     --------------------------------------------------
                                                                          2001               2000             1999
                                                                     --------------     -------------     -------------
Revenues:

     Interest and fee income....................................     $  103,411,761        89,051,419        80,676,687

     Insurance commissions and other income.....................         17,131,920        16,224,444        11,085,548
                                                                     --------------     -------------     -------------
              Total revenues....................................        120,543,681       105,275,863        91,762,235
                                                                     --------------     -------------     -------------
Expenses:

     Provision for loan losses..................................         19,748,604        15,697,165        11,707,392
                                                                     --------------     -------------     -------------
     General and administrative expenses:

         Personnel..............................................         43,878,217        39,498,066        37,055,930

         Occupancy and equipment................................          7,627,080         6,917,420         6,358,974

         Data processing........................................          1,518,501         1,501,667         1,437,421

         Advertising   .........................................          3,967,213         3,932,663         4,063,755

         Legal..................................................            415,594           183,095         5,844,864

         Amortization of intangible assets......................          1,797,425         1,472,108         1,309,632

         Other..................................................          9,060,353         8,330,131         7,562,355
                                                                     --------------     -------------     -------------
                                                                         68,264,383        61,835,150        63,632,931
                                                                     --------------     -------------     -------------
     Interest expense...........................................          8,259,794         6,015,029         5,534,315
                                                                     --------------     -------------     -------------
              Total expenses....................................         96,272,781        83,547,344        80,874,638
                                                                     --------------     -------------     -------------

Income before income taxes......................................         24,270,900        21,728,519        10,887,597
                                                                     --------------     -------------     -------------
Income taxes....................................................          8,670,000         7,560,000         3,568,000
                                                                     --------------     -------------     -------------
Net income......................................................     $   15,600,900        14,168,519         7,319,597
                                                                     ==============     =============     =============
Net income per common share:

     Basic......................................................     $          .84               .75               .39
                                                                     ==============     =============     =============
     Diluted....................................................     $          .83               .74               .38
                                                                     ==============     =============     =============

Weighted average shares outstanding:

     Basic......................................................         18,670,597        19,003,380        19,010,789
                                                                     ==============     =============     =============
     Diluted....................................................         18,839,620        19,155,042        19,212,813
                                                                     ==============     =============     =============

          See accompanying notes to consolidated financial statements.


________________________________________________________________________________
                 World Acceptance Corporation                                 17

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                        Additional
                                                                          Paid-in           Retained
                                                                          Capital           Earnings          Total
                                                                        -----------      ------------      ------------
Balances at March 31, 1998........................................   $      864,968        46,436,312        47,301,280

Proceeds from exercise of stock options (18,000 shares),
   including tax benefits of $18,453..............................           70,953             -                70,953
Net income........................................................              -           7,319,597         7,319,597
                                                                        -----------      ------------      ------------

Balances at March 31, 1999........................................          935,921        53,755,909        54,691,830

Proceeds from exercise of stock options (15,000 shares),
   including tax benefits of $11,932..............................           55,682             -                55,682
Common stock repurchases (144,000 shares).........................         (723,645)            -              (723,645)
Net income........................................................              -          14,168,519        14,168,519
                                                                        -----------      ------------      ------------

Balances at March 31, 2000........................................          267,958        67,924,428        68,192,386

Proceeds from exercise of stock options (76,400 shares),
   including tax benefits of $41,355..............................          367,161             -               367,161
Common stock repurchases (275,000 shares).........................         (321,464)       (1,112,449)       (1,433,913)
Net income........................................................              -          15,600,900        15,600,900
                                                                        -----------      ------------      ------------

Balances at March 31, 2001........................................   $      313,655        82,412,879        82,726,534
                                                                        ===========      ============      ============


          See accompanying notes to consolidated financial statements.


--------------------------------------------------------------------------------
18                       World Acceptance Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                       Years Ended March 31,
                                                                        ------------------------------------------------
                                                                            2001              2000             1999
                                                                        -------------     ------------      ------------
Cash flows from operating activities:
   Net income .......................................................   $  15,600,900       14,168,519         7,319,597
   Adjustments to reconcile net income to net cash provided
     by operating activities:
     Amortization of intangible assets ..............................       1,797,425        1,472,108         1,309,632
     Amortization of loan costs and discounts........................          62,452           87,195           119,741
     Provision for loan losses.......................................      19,748,604       15,697,165        11,707,392
     Depreciation  ..................................................       1,569,905        1,490,642         1,428,619
     Deferred tax benefit............................................        (808,000)        (485,000)       (1,257,000)
       Change in accounts:
       Other assets, net.............................................        (819,170)        (819,607)       (1,463,428)
       Income taxes payable..........................................       1,020,027          616,282         2,093,575
       Accounts payable and accrued expenses.........................         924,811         (367,482)        1,102,972
                                                                         ------------     ------------      ------------
         Net cash provided by operating activities...................      39,096,954       31,859,822        20,687,950
                                                                         ------------     ------------      ------------
Cash flows from investing activities:
   Increase in loans receivable, net.................................     (28,815,645)     (23,207,673)      (21,064,511)
   Net assets acquired from office acquisitions, primarily loans.....     (15,653,874)      (9,622,912)       (4,311,115)
   Increase in intangible assets from acquisitions...................      (3,827,255)      (2,752,700)       (1,527,123)
   Purchases of property and equipment, net..........................      (1,340,245)      (1,892,173)       (1,264,105)
                                                                         ------------     ------------      ------------
         Net cash used by investing activities.......................     (49,637,019)     (37,475,458)      (28,166,854)
                                                                         ------------    ------------       ------------
Cash flows from financing activities:
   Proceeds of senior revolving notes
     payable, net....................................................      15,250,000       10,750,000        11,450,000
   Repayment of senior term notes payable............................            -          (4,000,000)       (4,000,000)
   Repayment of subordinated notes payable...........................      (2,000,000)            -                 -
   Proceeds from exercise of stock options...........................         325,806           43,750            52,500
   Repurchase of common stock........................................      (1,433,913)        (723,645)             -
                                                                         ------------     -------------     ------------
         Net cash provided by financing activities...................      12,141,893        6,070,105         7,502,500
                                                                         ------------     ------------      ------------
Increase in cash.....................................................       1,601,828          454,469            23,596
Cash at beginning of year............................................       1,690,676        1,236,207         1,212,611
                                                                         ------------     ------------      ------------
Cash at end of year..................................................   $   3,292,504        1,690,676         1,236,207
                                                                         ============     ============      ============



         See accompanying notes to consolidated financial statements.


--------------------------------------------------------------------------------
                     World Acceptance Corporation                             19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________

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

     Principles of Consolidation

     The consolidated financial statements include the accounts of World Acceptance Corporation and its wholly owned subsidiaries (the "Company"). Subsidiaries consist of operating entities in various states, ParaData Financial Systems ("ParaData"), a software company acquired during fiscal 1994, and WAC Holdings Ltd., a captive reinsurance company established in fiscal 1994. All significant intercompany balances and transactions have been eliminated in consolidation.

     The Company operates primarily as one business segment, which is a consumer finance company. ParaData provides data processing systems to 130 separate finance companies, including the Company. At March 31, 2001 and 2000, ParaData had total assets of $1,976,226, and $3,912,252, respectively. For the years ended March 31, 2001, 2000 and 1999, ParaData had income before income taxes of $1,024,638, $1,847,042, and $791,529, respectively. Total net revenues (sales and systems support less cost of sales) for ParaData for the years ended March 31, 2001, 2000 and 1999 were $2,750,536, $3,570,297, and $2,383,578, respectively.

     Loans and Interest Income

     The Company is licensed to originate direct cash consumer loans in the states of Georgia, South Carolina, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, New Mexico and Kentucky. During fiscal 2001 and 2000, the Company originated loans generally ranging up to $3,000, with terms of 24 months or less. Experience indicates that a majority of the direct cash consumer loans are renewed.

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

     The Company generally offers its loans at the prevailing statutory rates for terms not to exceed 24 months. Management believes that the carrying value approximates the fair value of its loan portfolio.

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

________________________________________________________________________________
20                        World Acceptance Corporation

Notes to Consolidated Financial Statements
________________________________________________________________________________

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

     At March 31, 2001 and 2000, there were no concentrations of loans in any local economy, type of property, or to any one borrower.

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

     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Other Assets

     Other assets include costs incurred in connection with originating long-term debt. Such remaining unamortized costs aggregated $192,558, and $183,236 at March 31, 2001 and 2000, respectively, and are amortized as interest expense over the life of the respective indebtedness.

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

     Fair Value of Financial Instruments

     Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about the Fair Value of Financial Instruments" (SFAS 107) requires disclosures about the fair value of all financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value

________________________________________________________________________________
                          World Acceptance Corporation                        21

Notes to Consolidated Financial Statements
________________________________________________________________________________

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

     Income Taxes

     The Company uses the asset and liability method of accounting for income taxes required by SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Supplemental Cash Flow Information

     For the years ended March 31, 2001, 2000, and 1999, the Company paid interest of $8,176,867, $5,977,647, and $5,784,930, respectively.

     For the years ended March 31, 2001, 2000 and 1999, the Company paid income taxes of $8,457,973 $7,913,718, and $5,661,575, respectively.

________________________________________________________________________________
22                        World Acceptance Corporation

Notes to Consolidated Financial Statements
________________________________________________________________________________

     Supplemental non-cash financing activities for the years ended March 31, 2001, 2000, and 1999, consist of:

                                                                                   2001           2000            1999
                                                                                ----------     -----------    -----------

             Tax benefits from exercise of stock options......................  $   41,355          11,932         18,453
                                                                                    ======          ======         ======

     Earnings Per Share

     Earnings per share ("EPS") are computed in accordance with SFAS No. 128, "Earnings per Share." Basic EPS includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company. Potential common stock included in the diluted EPS computation consists of stock options, which are computed using the treasury stock method.

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

     Reclassification

     Certain reclassification entries have been made for fiscal 2000 and 1999 to conform with fiscal 2001 presentation. There was no impact on shareholders' equity or net income previously reported as a result of these reclassifications.

________________________________________________________________________________
                          World Acceptance Corporation                        23

Notes to Consolidated Financial Statements
________________________________________________________________________________

(2)  Allowance for Loan Losses
     -------------------------

     The following is a summary of the changes in the allowance for loan losses for the years ended March 31, 2001, 2000, and 1999:

                                                                                            March 31,
                                                                         -----------------------------------------------

                                                                             2001              2000              1999
                                                                         ------------       -----------      -----------
          Balance at the beginning of the year.......................    $ 10,008,257         8,769,367        8,444,563
          Provision for loan losses..................................      19,748,604        15,697,165       11,707,392
          Loan losses................................................     (20,433,464)      (16,766,909)     (12,256,626)
          Recoveries.................................................       1,682,681         1,482,439        1,393,437
          Allowance on acquired loans, net of specific charge-offs...       1,025,544           826,195         (519,399)
                                                                         ------------       -----------     ------------
          Balance at the end of the year.............................    $ 12,031,622        10,008,257        8,769,367
                                                                         ============       ===========     ============

     The allowance on acquired loans represents specific reserves established on bulk loan purchases and is shown in the above roll-forward net of subsequent charge-offs related to the same purchased loans.

(3)  Property and Equipment
     ----------------------

     Summaries of property and equipment follow:

                                                                                             March 31,
                                                                                  ------------------------------

                                                                                       2001             2000
                                                                                  ------------      ------------
          Land.................................................................   $    250,443           250,443
          Buildings and leasehold improvements.................................      3,065,873         2,696,916
          Furniture and equipment..............................................     11,501,981        11,045,811
                                                                                  ------------      ------------
                                                                                    14,818,297        13,993,170
          Less accumulated depreciation and amortization.......................     (8,280,166)       (7,240,379)
                                                                                  ------------      ------------
               Total...........................................................   $  6,538,131         6,752,791
                                                                                  ============      ============

(4)  Intangible Assets
     -----------------

     Intangible assets, net of accumulated amortization, consist of:

                                                                                             March 31,
                                                                                  ------------------------------

                                                                                       2001             2000
                                                                                  -------------     ------------
          Cost of acquiring existing customers.................................   $   7,140,655        4,045,160
          Value assigned to noncompete agreements..............................       4,835,824        5,687,007
          Goodwill.............................................................         939,903        1,105,768
          Other................................................................         221,925          270,542
                                                                                     ----------      -----------
               Total...........................................................   $  13,138,307       11,108,477
                                                                                     ==========      ===========

________________________________________________________________________________
24                         World Acceptance Corporation

Notes to Consolidated Financial Statements
________________________________________________________________________________

(5)  Notes Payable

     Summaries of the Company's notes payable follow:

          Senior Credit Facilities

          $105,000,000 Revolving Credit Facility - This facility provides for
          --------------------------------------
          borrowings of up to $105.0 million, with $83.2 million outstanding at March 31, 2001, subject to a borrowing base formula. The Company may borrow, at its option, at the rate of prime or LIBOR plus 1.75%. At March 31, 2001, the Company's interest rate was 6.94% and the unused amount available under the revolver was $21.8 million. The revolving credit facility has a commitment fee of 3/8 of 1% on the unused portion of the commitment. Borrowings under the revolving credit facility mature on September 30, 2002.

          $8,000,000 Senior Subordinated Secured Notes - These notes mature in
          --------------------------------------------
          four annual installments of $2.0 million on June 30, 2001 through June 30, 2004, and bear interest at 10.0%, payable quarterly. The notes were issued at a discounted price equal to 99.6936% and may be prepaid subject to certain prepayment penalties.

          Substantially all of the Company's assets are pledged as collateral for borrowings under the revolving credit facility. The Company's assets are also pledged as collateral for the senior subordinated notes on a subordinated basis.

          Other Note Payable

          The Company also has a $482,000 note payable to an unaffiliated insurance company, bearing interest at 10%, payable annually, which matures in September 2001.

     The various debt agreements contain restrictions on the amounts of permitted indebtedness, investments, working capital, repurchases of common stock and cash dividends. At March 31, 2001, approximately $13,460,000 was available under these covenants for the payment of cash dividends, or the repurchase of the Company's common stock. In addition, the agreements restrict liens on assets and the sale or transfer of subsidiaries. The Company was in compliance with the various debt covenants for all periods presented.

     The aggregate annual maturities of the notes payable for each of the fiscal years subsequent to March 31, 2001, are as follows: 2002, $2,482,000; 2003, $85,150,000; 2004, $2,000,000; and 2005, $2,000,000.




________________________________________________________________________________
                          World Acceptance Corporation                        25

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


(6)  Non-file Insurance
     ------------------

     The Company maintains non-file insurance coverage with an unaffiliated insurance company. Premiums, claims paid, and recoveries under this coverage are not included in the accompanying financial statements except as a reduction of loan losses. The following is a summary of the non-file insurance activity for the years ended March 31, 2001, 2000, and 1999:

                                                2001           2000          1999
                                            -------------   -----------  -----------
       Insurance premiums written.......   $    2,027,232     2,820,257    3,162,825
       Recoveries on claims paid........   $      359,681       368,971      367,756
       Claims paid......................   $    2,366,609     2,957,540    3,200,486


(7)  Leases
     ------

     The Company conducts most of its operations from leased facilities, except for its owned corporate office building. It is expected that in the normal course of business, expiring leases will be renewed at the Company's option or replaced by other leases or acquisitions of other properties.

     The future minimum lease payments under noncancelable operating leases as of March 31, 2001, are as follows:

               2002........................................... $   3,200,806
               2003...........................................     2,216,351
               2004...........................................     1,196,969
               2005 ..........................................       626,372
               2006 ..........................................       235,199
               Thereafter.....................................         7,000
                                                                 -----------
                    Total future minimum lease payments....... $   7,482,697
                                                                 ===========

     Rental expense for cancelable and noncancelable operating leases for the years ended March 31, 2001, 2000, and 1999, was $3,941,664, $3,542,209, and
     $3,180,150, respectively.


(8)  Income Taxes
     ------------

     Income tax expense for the years ended March 31, 2001, 2000, and 1999, consists of:

                                                                               2001            2000             1999
                                                                            ----------      -----------     -----------
     Current:
          Federal....................................................... $   8,764,000        7,427,000       4,538,000
          State.........................................................       714,000          618,000         287,000
                                                                            ----------      -----------     -----------
              Total.....................................................     9,478,000        8,045,000       4,825,000
                                                                            ----------      -----------     -----------
     Deferred:
          Federal.......................................................      (747,000)        (399,000)     (1,179,000)
          State.........................................................       (61,000)         (86,000)        (78,000)
                                                                            ----------      -----------     -----------
              Total.....................................................      (808,000)        (485,000)     (1,257,000)
                                                                            ----------      -----------     -----------
                                                                         $   8,670,000        7,560,000       3,568,000
                                                                            ==========      ===========     ===========


--------------------------------------------------------------------------------
26                          World Acceptance Corporation

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

     The income tax expense for the years ended March 31, 2001, 2000, and 1999 differs from the amount computed by applying the U.S. federal income tax rate of 35% as a result of the following:

                                                                               2001            2000             1999
                                                                            ----------      -----------     -----------
     Computed "expected" income tax expense............................  $   8,495,000        7,605,000       3,811,000
     Increase resulting from:
          State income tax, net of Federal benefit.....................        424,000          346,000         136,000
          Amortization of goodwill.....................................         58,000           58,000          58,000
          Insurance income exclusion...................................       (247,000)        (165,000)       (162,000)
          Other, net...................................................        (60,000)        (284,000)       (275,000)
                                                                            ----------      -----------     -----------

     Total income tax expense..........................................  $   8,670,000        7,560,000       3,568,000
                                                                            ==========      ===========     ===========

     Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the deferred tax asset (liability) at March 31, 2001 and 2000, relate to the following:

                                                                                            2001              2000
                                                                                        -----------      -----------
     Deferred tax assets:

          Allowance for doubtful accounts..............................             $     4,372,000        3,680,000
          Unearned insurance commissions...............................                   1,739,000        1,453,000
          Accounts payable and accrued expenses primarily
              related to employee benefits.............................                     508,000          350,000
          Intangible assets............................................                       -               27,000
          Tax over book accrued interest receivable....................                     840,000          743,000
          Other........................................................                     289,000          266,000
                                                                                        -----------     ------------

     Gross deferred tax assets.........................................                   7,748,000        6,519,000
     Less valuation allowance..........................................                    (281,000)        (266,000)
                                                                                        -----------     ------------
     Net deferred tax assets...........................................                   7,467,000        6,253,000
                                                                                        -----------     ------------

     Deferred tax liabilities:

          Intangible Assets............................................                    (455,000)            -
          Discount on purchased loans..................................                     (87,000)        (121,000)
          Deferred net loan origination fees...........................                    (483,000)        (442,000)
          Other........................................................                    (424,000)        (480,000)
                                                                                        -----------     ------------
     Gross deferred tax liabilities....................................                  (1,449,000)      (1,043,000)
                                                                                        -----------     ------------

     Net deferred tax assets...........................................             $     6,018,000        5,210,000
                                                                                        ===========     ============

     A valuation allowance is established for any portion of the gross deferred tax asset that management cannot determine is more likely than not to be realized. The realization of net deferred tax assets is based on utilization of loss carrybacks to prior taxable periods, anticipation of future taxable income and the utilization of tax planning strategies. The valuation allowance against the potential total deferred tax asset as of March 31, 2001 and 2000 relates to state net operating losses. Management has determined that it is more likely than not that the net deferred tax asset can be realized based upon these criteria.

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

                                                                             For the year ended March 31, 2001
                                                                  -----------------------------------------------------
                                                                      Income              Shares             Per Share
                                                                    (Numerator)        (Denominator)          Amount
                                                                    -----------        -------------          ------
     Basic EPS
     Income available to common shareholders..................    $  15,600,900           18,670,597          $   .84
                                                                                                               ======

     Effect of Dilutive Securities
     Options..................................................    $       -                  169,023
                                                                   ------------          -----------

     Diluted EPS
     Income available to common shareholders
       plus assumed conversions...............................    $  15,600,900           18,839,620          $   .83
                                                                   ============          ===========           ======


                                                                            For the year ended  March 31, 2000
                                                                  -----------------------------------------------------
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
                                                                   ============          ===========           ======


                                                                             For the year ended March 31, 1999
                                                                  -----------------------------------------------------
                                                                      Income              Shares             Per Share
                                                                    (Numerator)        (Denominator)          Amount
                                                                    -----------        -------------          ------
     Basic EPS
     Income available to common shareholders..................    $   7,319,597           19,010,789          $   .39
                                                                                                               ======

     Effect of Dilutive Securities
     Options..................................................    $       -                  202,024
                                                                   ------------          -----------

     Diluted EPS
     Income available to common shareholders
       plus assumed conversions...............................    $   7,319,597           19,212,813          $   .38
                                                                   ============          ===========           ======


     Options to purchase 1,822,078, 2,986,140, and 1,979,878, shares of common stock at various prices were outstanding during the years ended March 31, 2001, 2000 and 1999, respectively, but were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares. The options, which expire on various dates, were still outstanding as of March 31, 2001.


--------------------------------------------------------------------------------
28                          World Acceptance Corporation

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
(10) Benefit Plans
     -------------

     Retirement Plan

     The Company provides a defined contribution employee benefit plan (401(k) plan) covering full-time employees, whereby employees can invest up to 15% of their gross pay. The Company makes a matching contribution equal to 50% of the employees' contributions for the first 6% of gross pay. The Company's expense under this plan was $371,073, $364,667, and $306,697, for the years ended March 31, 2001, 2000, and 1999, respectively.

     Supplemental Executive Retirement Plan

     The Company has instituted a Supplemental Executive Retirement Plan ("SERP"), which is a non-qualified executive benefit plan in which the Company agrees to pay the executive additional benefits in the future, usually at retirement, in return for continued satisfactory performance by the executive. The Company selects the key executives who participate in the SERP. The SERP is an unfunded plan, which means there are no specific assets set aside by the Company in connection with the establishment of the plan. The executive has no rights under the agreement beyond those of a general creditor of the Company. For the year ended March 31, 2001, contributions of $384,222 were charged to operations related to the SERP.

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

     The Company applies APB Opinion 25 in accounting for the stock option plans, described in the preceding paragraph. Accordingly, no compensation expense has been recognized for the stock-based option plans. Had compensation cost been recognized for the stock option plans applying the fair-value-based method as prescribed by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

       (Dollars in thousands except per share amounts)                       2001             2000              1999
                                                                         -----------       -----------      -----------
       Net income
          As reported.................................................      $ 15,601           14,169             7,320
          Pro forma...................................................      $ 14,733           13,423             6,666

       Basic earnings per share
          As reported.................................................      $    .84             .75                .39
                                                                             =======          ======             ======
          Pro forma...................................................      $    .79             .71                .35
                                                                             =======          ======             ======

       Diluted earnings per share
          As reported.................................................      $    .83             .74                .38
                                                                             =======          ======             ======
          Pro forma...................................................      $    .78             .70                .35
                                                                             =======          ======             ======

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2001, 2000, and 1999, respectively: dividend yield of zero; expected volatility of 29%, 40%, and 51%; risk-free interest rate of 5.49%, 6.76%, and 5.00%; and expected lives of 10 years for all plans in all three years. The fair values of options granted in 2001, 2000, and 1999 were $2.93, $3.36, and $3.92, respectively.


--------------------------------------------------------------------------------
                        World Acceptance Corporation                          29

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
     At March 31, 2001, the Company had the following options outstanding:

                               Shares            Shares            Shares              Price
     Grant Date                Granted         Exercisable        Exercised          Per Share       Expiration Date
     ----------                -------         -----------        ---------          ---------       ---------------
     April 22, 1992            150,000            150,000              -              $ 2.98         April 22, 2002
     April 30, 1992             24,000             24,000            6,000            $ 3.04         April 30, 2002
     October 20, 1992          358,500            358,500          267,500            $ 2.92         October 20, 2002
     January 20, 1993           30,000             30,000              -              $ 5.04         January 20, 2003
     April 7, 1993              90,000             90,000            4,000            $ 6.33         April 7, 2003
     April 30, 1993             18,000             18,000              -              $ 5.54         April 30, 2003
     October 19, 1993          313,500            313,500           13,500            $ 6.88         October 19, 2003
     April 30, 1994             24,000             24,000              -              $ 5.75         April 30, 2004
     October 13, 1994          454,500            454,500            6,000            $ 7.48         October 13, 2004
     April 1, 1995             211,692            211,692              -              $ 8.63         April 1, 2005
     April 30, 1995             24,000             24,000              -              $ 9.50         April 30,2005
     June 26, 1995              75,000             75,000              -              $11.33         June 26, 2005
     October 31, 1995           98,500             96,500              -              $13.00         October 31, 2005
     January 23, 1996           15,000             15,000              -              $10.25         January 23, 2006
     April 1, 1996             137,123            137,123              -              $10.75         April 1, 2006
     April 1, 1996              60,054             60,054              -              $10.75         June 26, 2001
     April 1, 1996              33,000             33,000              -              $10.75         April 1, 2006
     April 30, 1996             24,000             24,000              -              $10.06         April 30, 2006
     July 18, 1996               6,800              6,800              -              $ 6.75         July 18, 2006
     July 18, 1996               7,800              7,800              -              $ 6.75         June 26, 2001
     October 25, 1996          162,000            129,600              -              $ 6.69         October 25, 2006
     January 27, 1997           30,000             24,000              -              $ 5.94         January 27, 2007
     January 27, 1997            6,000              6,000              -              $ 5.94         June 26, 2001
     March 31, 1997             26,800             26,800              -              $ 5.41         March 31, 2007
     April 1, 1997              54,080             54,080              -              $ 5.41         April 1, 2007
     April 1, 1997              24,502             24,502              -              $ 5.41         June 26, 2001
     April 29, 1997             17,500             16,700              -              $ 5.18         April 29, 2007
     April 29, 1997              6,500              6,500            6,500            $ 5.18         June 26, 2001
     April 30, 1997             24,000             24,000              -              $ 5.16         April 30, 2007
     October 28, 1997          180,500            108,300              -              $ 5.19         October 28, 2007
     April 1, 1998              50,022             50,022              -              $ 6.69         April 1, 2008
     April 1, 1998              23,287             23,287              -              $ 6.69         June 26, 2001
     April 1, 1998              36,300             24,200              -              $ 6.69         April 1, 2008
     April 30, 1998             24,000             24,000              -              $ 6.50         April 30, 2008
     November 23, 1998         211,000             84,400              -              $ 5.25         November 23, 2008
     April 1, 1999              42,100                -                -              $ 5.38         April 1, 2009
     April 1, 1999             100,000             66,666              -              $ 5.38         April 1, 2009
     April 1, 1999              50,000             50,000           35,900            $ 5.38         June 26, 2001
     April 30, 1999             24,000             24,000              -              $ 5.47         April 30, 2009
     May 11, 1999               15,000              3,000              -              $ 5.47         May 11, 2009
     August 16, 1999            50,000             10,000              -              $ 5.78         August 16, 2009
     October 20, 1999          140,000             24,500              -              $ 5.44         October 20, 2009
     April 1, 2000              50,000                -                -              $ 4.91         April 1, 2010
     April 30, 2000             24,000             24,000              -              $ 5.13         April 30, 2010
     October 26, 2000          203,500                -                -              $ 5.03         October 26, 2010
                             ---------          ---------        ---------
            Total            3,712,140          2,981,106          339,400
                             =========          =========        =========


--------------------------------------------------------------------------------
30                         World Acceptance Corporation

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------


     On April 30, 2001, the Company granted options for 24,000 shares to non-management directors. After giving affect to the above grants, there remain 13,860 shares of common stock available for future grants. No expense has been recorded relative to stock options granted to date.


(11) Acquisitions
     ------------

     During fiscal 2001, the Company purchased the net assets of 17 consumer loan offices for a total consideration of $19,405,071. Total net loans receivable acquired amounted to $15,638,874, and the Company paid $3,843,156 for non-compete agreements with predecessor owners and for other intangible assets. Eight of the 17 offices acquired were merged into existing offices.

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


(12) Quarterly Information (Unaudited)
     ---------------------------------

     The following sets forth selected quarterly operating data:

                                                                  2001                               2000
                                                   ---------------------------------  ---------------------------------
                                                     First  Second    Third   Fourth    First   Second   Third   Fourth
                                                     -----  ------    -----   ------    -----   ------   -----   ------
                                                          (Dollars in thousands, except earnings per share data)
     Total revenues............................. $  26,943  28,610   29,880   35,111   24,327   25,513   26,930  28,506

     Provision for loan losses..................     3,912   5,155    7,039    3,643    3,039    4,573    5,540   2,545
     General and administrative expenses........    16,402  16,326   17,556   17,980   15,301   14,723   15,886  15,925
     Interest expense...........................     1,760   2,154    2,303    2,043    1,356    1,463    1,582   1,614
     Income tax expense ........................     1,680   1,713    1,007    4,270    1,575    1,625    1,336   3,024
                                                   -------  ------  -------   ------  -------  -------  -------  ------

          Net income............................ $   3,189   3,262    1,975    7,175    3,056    3,129    2,586   5,398
                                                   =======  ======  =======   ======  =======  =======  =======  ======

     Earnings per share:
          Basic................................. $     .17     .18      .11      .38      .16      .16      .14     .29
                                                   =======  ======  =======   ======  =======  =======  =======  ======
          Diluted............................... $     .17     .17      .11      .38      .16      .16      .14     .28
                                                   =======  ======  =======   ======  =======  =======  =======  ======


--------------------------------------------------------------------------------
                     World Acceptance Corporation                             31

Notes to Consolidated Financial Statements
________________________________________________________________________________


(13)      Litigation
          ----------

          From April 1995 through July 1999, the Company and several of its subsidiaries were parties to litigation challenging the Company's non-filing insurance practices. Non-filing insurance is an insurance product that lenders like the Company can purchase in lieu of filing a UCC financing statement covering the collateral of their borrowers. The litigation against the Company was consolidated with other litigation against other finance companies, jewelry and furniture retailers, and insurance companies in a purported nationwide class action in the U.S. District Court in Alabama under the caption In re:
          Consolidated "Non-filing Insurance" Fee Litigation (Multidistrict
                        ------------------------------------
          Litigation Docket No. 1130), U.S. District Court, Middle District of Alabama, Northern Division).

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

          The Company recorded an accrual for settlement costs, including the expected expenses to comply with the terms of the settlement, of $5.4 million in the fiscal year ended March 31, 1999. Of this total accrual, $5.0 million was paid to an escrow account and has been distributed to class participants and $244 thousand in costs were incurred in completing the settlement. The remaining $156 thousand of the accrual was reversed in fiscal 2000. The settlement limited and reduced the coverage for the types of losses with respect to which the Company's subsidiaries submit claims. The Company does not believe that those limitations and reductions will have a material adverse effect on the Company's results of operations.



________________________________________________________________________________
32                         World Acceptance Corporation

Notes to Consolidated Financial Statements
________________________________________________________________________________

          At March 31, 2001, the Company and certain of its subsidiaries have been named as defendants in various other legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such other matters cannot be determined, the Company believes, based upon the advice of counsel, that any such liability will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.

(14)      Commitments
          -----------

          The Company has entered into employment agreements with certain key executive employees. The employment agreements have terms of two or three years and call for aggregate minimum annual base salaries of $655,000, adjusted annually as determined by the Company's Compensation Committee. The agreements also provide for annual incentive bonuses, which are based on the achievement of certain predetermined operational goals.

________________________________________________________________________________
                           World Acceptance Corporation                       33

INDEPENDENT AUDITORS' REPORT
________________________________________________________________________________



The Board of Directors
World Acceptance Corporation
Greenville, South Carolina

     We have audited the accompanying consolidated balance sheets of World Acceptance Corporation and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2001. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of World Acceptance Corporation and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                                    /s/ KPMG LLP

Greenville, South Carolina
April 24, 2001




________________________________________________________________________________
34                         World Acceptance Corporation

CORPORATE INFORMATION
________________________________________________________________________________


Common Stock

     World Acceptance Corporation's common stock trades on The Nasdaq Stock Market under the symbol: WRLD. As of June 18, 2001, there were approximately 141 shareholders of record and approximately 2,000 persons or entities who hold their stock in nominee or "street" names through various brokerage firms. On this date there were 18,815,542 shares of common stock outstanding.

     The table below reflects the stock prices published by Nasdaq by quarter for the last two fiscal years. The last reported sale price on June 18, 2001, was $7.96.

                         Market Price of Common Stock

                                  Fiscal 2000
                     ------------------------------------
                     Quarter          High            Low

                    First           $ 5.75          $ 5.00
                    Second            6.63            5.00
                    Third             5.81            4.13
                    Fourth            6.13            4.38


                                  Fiscal 2001
                     -------------------------------------
                     Quarter          High            Low

                    First           $ 5.50          $ 4.78
                    Second            5.38            4.94
                    Third             5.50            5.00
                    Fourth            6.69            5.25


The Company has never paid a dividend on its Common Stock. The Company presently intends to retain its earnings to finance the growth and development of its business and does not expect to pay cash dividends in the foreseeable future. The Company's debt agreements also contain certain limitations on the Company's ability to pay dividends. See note 5 to the Company's Consolidated Financial Statements.