Form 10-K, Exhibit 13
period 2002-03-31
WORLD ACCEPTANCE CORP
filed 2002-06-28
CIK 108385

                                                                      Exhibit 13

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

--------------------------------------------------------------------------------

(Dollars in thousands, except per share amounts)

                                                                                 Years Ended March 31,
                                                           --------------------------------------------------------------

                                                              2002          2001         2000         1999         1998
                                                           ----------    ---------    ---------    ---------    ---------
Statement of Operations Data:

Interest and fee income ................................   $  117,193    $ 103,412    $  89,052    $  80,677    $  71,873

Insurance commissions and other  income ................       19,362       17,132       16,224       11,085        8,754
                                                           ----------    ---------    ---------    ---------    ---------

   Total revenues ......................................      136,555      120,544      105,276       91,762       80,627
                                                           ----------    ---------    ---------    ---------    ---------

Provision for loan losses ..............................       25,688       19,749       15,697       11,707        9,609

Legal expense/(1)/ .....................................          449          416          183        5,845          441

Other general and administrative expenses ..............       74,969       67,848       61,652       57,788       53,029

Interest expense .......................................        5,415        8,260        6,015        5,534        5,541
                                                           ----------    ---------    ---------    ---------    ---------

   Total expenses ......................................      106,521       96,273       83,547       80,874       68,620
                                                           ----------    ---------    ---------    ---------    ---------

Income before income taxes .............................       30,034       24,271       21,729       10,888       12,007

Income taxes ...........................................       10,695        8,670        7,560        3,568        3,909
                                                           ----------    ---------    ---------    ---------    ---------

Net income/(1)/ ........................................   $   19,339    $  15,601    $  14,169    $   7,320    $   8,098
                                                           ==========    =========    =========    =========    =========

Net income per common share (diluted)/(1)/ .............   $     1.00    $     .83    $     .74    $     .38    $     .42
                                                           ==========    =========    =========    =========    =========
Diluted weighted average common

   equivalent shares ...................................       19,340       18,840       19,155       19,213       19,172
                                                           ==========    =========    =========    =========    =========

Balance Sheet Data (end of period):

Loans receivable .......................................   $  172,637    $ 162,389    $ 135,660    $ 117,339    $ 103,385

Allowance for loan losses ..............................      (12,926)     (12,032)     (10,008)      (8,769)      (8,444)
                                                           ----------    ---------    ---------    ---------    ---------

   Loans receivable, net ...............................      159,711      150,357      125,652      108,570       94,941

Total assets ...........................................      195,247      183,160      153,473      133,470      118,382

Total debt .............................................       83,382       91,632       78,382       71,632       64,182

Shareholders' equity ...................................      102,433       82,727       68,192       54,692       47,301

Other Operating Data:

As a percentage of average loans receivable:

   Provision for loan losses ...........................         14.8%        12.6%        12.3%        10.4%         9.9%

   Net charge-offs .....................................         14.8%        12.0%        12.0%         9.7%         9.4%

Number of offices open at year-end .....................          441          420          410          379          360

/(1)/The Company recorded a legal settlement of $5.4 million in fiscal 1999. Excluding this settlement, net of the income tax benefit, net income and net income per diluted common share would have been $10.8 million and $.56, respectively.

--------------------------------------------------------------------------------
                          World Acceptance Corporation                         5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

General

     The Company's financial performance continues to be dependent in large part upon the growth in its outstanding loans receivable, the ongoing introduction of new products and services for marketing to its customer base, the maintenance of loan quality and acceptable levels of operating expenses. Since March 31, 1997, gross loans receivable have increased at a 14.8% annual compounded rate from $113.4 million to $226.3 million at March 31, 2002. The increase reflects both the higher volume of loans generated through the Company's existing offices and the contribution of loans generated from new offices opened or acquired over the period. During this same five-year period, the Company has grown from 336 offices to 441 offices as of March 31, 2002. The Company plans to open or acquire at least 20 new offices in each of the next two fiscal years.

     The Company continues to identify new products and services for marketing to its customer base. In addition to new insurance-related products, which have been introduced in selected states over the last several years, the Company sells and finances electronic items and appliances to its existing customer base. This program is called the "World Class Buying Club." Total loan volume under this program amounted to $4.5 million during fiscal 2002, a 6.9% increase from the prior fiscal year. While this represents less than 1% of the Company's total loan volume, it remains a very profitable program, which the Company plans to continue to emphasize in fiscal 2003 and beyond.

     The Company's ParaData Financial Systems subsidiary provides data processing systems to separate finance companies, including the Company, and currently supports approximately 1,100 individual branch offices in 44 states. ParaData's revenue is highly dependent upon its ability to attract new customers, which often requires substantial lead time, and as a result its revenue may fluctuate greatly from year to year. During fiscal 2002, its net revenues from system sales and support amounted to $2.5 million, an 8.3% decrease from the $2.8 million in fiscal 2001. As a result, ParaData's pretax income contribution to the Company also fluctuates greatly and was $0.8 million, $1.0 million, and $1.8 million in fiscal 2002, fiscal 2001, and fiscal 2000, respectively. ParaData's net revenue and resulting net contribution to the Company will continue to fluctuate on a year to year basis, but management believes this business should remain very profitable over the long term. Additionally, and more importantly, ParaData continues to provide state-of-the-art data processing support for the Company's in-house integrated computer system.

     Since fiscal 1997, the Company has expanded its product line to include larger balance, lower risk, and lower yielding individual consumer loans. These loans typically average $2,500 to $3,000 with terms of 18 to 24 months compared to $300 to $500 with 8 to 12 month terms for the smaller loans. The Company offers these loans in all states except Texas, where they are not profitable under our lending criteria and strategy. Additionally, the Company has purchased numerous larger loan offices and has made several bulk purchases of larger loans receivable. As of March 31, 2002, the larger loan category amounted to approximately $60.6 million of gross loans receivable, a 9.9% increase over the balance outstanding at March 31, 2001. As a result of these efforts, this portfolio has grown to 26.8% of the total loan balances as of the end of the fiscal year. Management believes that these loans provide lower expense and loss ratios, thus providing positive contributions. While the Company does not intend to change its primary lending focus from its small-loan business, it does intend to continue expanding the larger loan product line as part of its ongoing growth strategy.

     In fiscal 1999, the Company tested an income tax return preparation and refund anticipation loan program in 40 of its offices. Based on the results of this test, the Company expanded this program in fiscal 2000 into all offices where permitted by the lease agreements. Since that time, the program has grown dramatically, with the Company preparing approximately 16,000 returns, 34,000 returns, and 40,000 returns in fiscal 2000, 2001, and 2002, respectively. Net revenue generated by the Company during this three year period rose from approximately $1.0 million in fiscal 2000, to approximately $4.3 million in fiscal 2002. The Company believes that this profitable business provides a beneficial service to its existing customer base and plans to promote and expand the program in the future.

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

                                                                  Years Ended March 31,
                                                        ---------------------------------------
                                                           2002            2001          2000
                                                        ---------       ---------      --------
                                                                 (Dollars in thousands)
     Average gross loans receivable/(1)/ .............    $  228,400      204,789      163,786
     Average loans receivable/(2)/ ...................       173,192      156,850      127,230

     Expenses as a percentage of total revenue:
         Provision for loan losses ...................          18.8%        16.4%        14.9%
         General and administrative ..................          55.2%        56.6%        58.7%
         Total interest expense ......................           4.0%         6.9%         5.7%

     Operating margin/(3)/ ...........................          26.0%        27.0%        26.4%
     Return on average assets ........................           9.9%         8.8%         9.7%

     Offices opened and acquired, net ................            21           10           31
     Total offices (at period end) ...................           441          420          410

----------------

     (1) Average gross loans receivable have been determined by averaging month-end gross loans receivable over the indicated period.
     (2) Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.
     (3) Operating margin is computed as total revenues less provision for loan losses and general and administrative expenses as a percentage of total revenues.

Critical Accounting Policies

     The Company's accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the finance company industry. The significant accounting policies used in the preparation of the consolidated financial statements are discussed in Note 1 to the consolidated financial statements. Certain critical accounting policies involve significant judgment by the Company's management, including the use of estimates and assumptions which affect the reported amounts of assets, liabilities, revenues, and expenses. As a result, changes in these estimates and assumptions could significantly affect the Company's financial position and results of operations. The Company considers its policies regarding the allowance for loan losses to be its most critical accounting policy due to the significant degree of management judgment. The Company has developed policies and procedures for assessing the adequacy of the allowance for loan losses which takes into consideration various assumptions and estimates with respect to the loan portfolio. The Company's assumptions and estimates may be affected in the future by changes in economic conditions, among other factors. For additional discussion concerning the allowance for loan losses, see "Credit Quality."

Comparison of Fiscal 2002 Versus Fiscal 2001

     Net income was $19.3 million in fiscal 2002, a $3.7 million, or 24.0%, increase over the $15.6 million earned during fiscal 2001. This increase resulted from an increase in operating income (revenue less provision for loan losses and general and administrative expense) of $2.9 million, or 9.0%, combined with a reduction in interest expense of $2.8 million, or 34.4%, offset by an increase of $2.0 million in income taxes.

     Interest and fee income during fiscal 2002 increased by $13.8 million, or 13.3%, over fiscal 2001. This increase resulted primarily from an increase of $16.3 million, or 10.4%, in average loans receivable between the two fiscal years. The increase in interest and fee income was also aided by favorable changes in state laws and regulations in three states during the past 21 months. In Tennessee, on loans less than $1,000, the interest and fees

--------------------------------------------------------------------------------
                         World Acceptance Corporation                          7

Management's Discussion and Analysis

--------------------------------------------------------------------------------

allowed were substantially increased, while the sale of credit insurance and other ancillary products was eliminated. In Texas, the $10 initial charge was made non-refundable. In Georgia, there was an increase in the monthly maintenance charge and the allowed late charge, as well as a change in the restricted period on loan renewals. While these changes became effective during fiscal 2001, they were in force during the entire fiscal 2002, contributing to the increase in loan yields over the two fiscal periods.

     Insurance commissions and other income amounted to $19.4 million in fiscal 2002, a $2.2 million, or 13.0%, increase over the $17.1 million earned in fiscal 2001. Insurance commissions increased by $280,000, or 3.3%, and other income increased by $1.9 million, or 22.4%. The increase in insurance commissions resulted from the growth in the loan portfolio in Kentucky where credit insurance is sold in conjunction with the loan, partially offset by the elimination of credit insurance on loans less than $1,000 in Tennessee. The increase in other income was due primarily to the introduction of certain ancillary products, such as motor club and accidental death insurance in Kentucky during fiscal 2002, combined with an increase of approximately $1.4 million in net fees from the tax preparation program.

     Total revenues were $136.6 million during fiscal 2002, a 13.3% increase over the $120.5 million in the prior fiscal year. Revenues from the 397 offices that were open throughout both fiscal years increased by 9.9%.

     The provision for loan losses during fiscal 2002 increased by $5.9 million, or 30.1%, from the previous year. This increase resulted primarily from an increase in loan losses over the two fiscal periods. As a percentage of average loans receivable, net charge-offs rose to 14.8% during fiscal 2002 from 12.0% during fiscal 2001. This increase was due to the maturing of the larger loan portfolio, resulting in higher losses in this category, as well as an increase in overall losses due primarily to the decline in the economy. Although the Company's management remains concerned over the rise in charge-offs and continues to focus on strict adherence to the Company's lending and collection guidelines and policies by all branch personnel, there can be no assurance that this trend will not continue or that earnings will not be negatively affected by this factor in the future.

     General and administrative expenses increased by $7.2 million, or 10.5%, over the two fiscal years. The Company's profitability benefited by improved expense ratios as total general and administrative expense as a percent of total revenues decreased from 56.6% in fiscal 2001 to 55.2% in fiscal 2002. This ratio improved because the average general and administrative expense per open office rose by 7.5% over the two fiscal years, while the average revenue increased 10.3%.

     Interest expense was $5.4 million in fiscal 2002, a decrease of $2.8 million, or 34.4%, from $8.3 million in fiscal 2001. This decrease was due to the reduction in interest rates during the current year. Average debt outstanding increased by 0.6% over the two fiscal years. Because a major portion of the Company's debt is floating rate, the Company benefited greatly by the reduction in interest rates during fiscal 2002.

     The Company's effective income tax rate remained approximately the same at 35.7% and 35.6% during fiscal 2001 and 2002, respectively.

Comparison of Fiscal 2001 Versus Fiscal 2000

     Net income amounted to $15.6 million during fiscal 2001, a 10.1% increase over the $14.2 million earned during fiscal 2000. This increase resulted from an increase in operating income of $4.8 million, or 17.3%, offset by increases in interest expense and income taxes.

     Interest and fee income during fiscal 2001 increased by $14.4 million, or 16.1%, over fiscal 2000. This increase resulted from an increase of $29.6 million, or 23.3%, in average loans receivable between the two fiscal years, offset partially by a reduction in yields in the loan portfolio. The continued decline in loan yields was primarily due to the continued expansion of the larger loan portfolio, which grew by 110.1% during fiscal 2001. The larger loans have stricter credit underwriting guidelines, more collateral, and fewer expected losses and generally carry lower interest rates than the traditional small loan. The large increase in average loans receivable, especially the larger loans, was partially due to several acquisitions during the year. The Company acquired approximately $15.6 million in net loans in 17 separate transactions during fiscal 2001.

--------------------------------------------------------------------------------
8                        World Acceptance Corporation

Management's Discussion and Analysis

--------------------------------------------------------------------------------
     Insurance commissions and other income increased by $907,000, or 5.6%, over the two fiscal years. Insurance commissions increased by $245,000, or 3.0%, as a result of the increase in loan volume in states where credit insurance may be sold. This increase was less than expected, in light of the excellent increase in larger loans (which generally permit the sale of credit insurance products), because of a change in state law in Tennessee during the year that affected the small loan portfolio. Effective July 1, 2000, Tennessee prohibited the sale of credit insurance and other ancillary products on loans less than $1,000, but increased the interest and fees that could be charged on these loans. Other income increased by $663,000, or 8.3%, over the two years. Tax preparation fees increased by $1.7 million, or 181.7%, as the Company more than doubled (to approximately 34,000) the number of tax returns prepared and filed during fiscal 2001. The increase in tax preparation fees was offset by decreases in ParaData net revenue of $819,000 and other ancillary products of $380,000. As expected, ParaData was unable to attract the number of new customers in fiscal 2001 that it gained in fiscal 2000. The decline in other ancillary products resulted from the Tennessee law change during the year, which eliminated the sale of these products on loans less than $1,000, the Company's primary product.

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

Credit Quality

     The Company's delinquency and net charge-off ratios reflect, among other factors, changes in the mix of loans in the portfolio, the quality of receivables, the success of collection efforts, bankruptcy trends and general economic conditions.

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

     Loans are charged off at the earlier of when such loans are deemed to be uncollectible or when six months have elapsed since the date of the last full contractual payment. The Company's charge-off policy has been consistently applied and no significant changes have been made to the policy during the periods reported. Management considers the charge-off policy when evaluating the appropriateness of the allowance for loan losses.

     During fiscal 2002, the Company experienced slight increases in the delinquencies as a percent of loans from 4.0% in fiscal 2001 to 4.3% in fiscal 2002 on a contractual basis and from 2.3% to 2.5% on a recency basis. In

--------------------------------------------------------------------------------
                         World Acceptance Corporation                         9

Management's Discussion and Analysis

--------------------------------------------------------------------------------
addition, charge-offs as a percent of average loans increased from 12.0% in fiscal 2001 to 14.8% in fiscal 2002. The increases were a reflection of a weakening economy and an overall rise in personal bankruptcy.

     In fiscal 2002, approximately 88% of the Company's loans were generated through renewals of outstanding loans and the origination of new loans to previous customers. A renewal represents a new loan transaction with a present customer in which a portion of the new loan proceeds is used to repay the balance of an existing loan and the remaining portion is advanced to the customer. For fiscal 2000, 2001, and 2002, the percentages of the Company's loan originations that were renewals of existing loans were 78.3%, 78.5%, and 79.0%, respectively. The Company's renewal policies are determined based on state regulations and customer payment history. A renewal is considered a current renewal if the customer is no more than 45 days delinquent on a recency basis. Delinquent renewals may be extended to customers that are more than 45 days past due on a recency basis if the customer completes a new application and the manager believes that the customers ability and intent to repay has improved. It is the Company's policy to not renew delinquent loans in amounts greater than the original amounts financed. In all cases, a customer must complete a new application every two years. During fiscal 2002, delinquent renewals represented less than 3% of the Company's total loan volume.

     The Company maintains an allowance for loan losses in an amount that, in management's opinion, is adequate to cover losses inherent in the existing loan portfolio. The Company charges against current earnings, as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover probable losses of principal. When establishing the allowance for loan losses, the Company takes into consideration the growth of the loan portfolio, the mix of the loan portfolio, current levels of charge-offs, current levels of delinquencies, and current economic factors. The allowance for loan losses has an allocated and an unallocated component. The Company uses historical information for net charge-offs by loan type and average loan life by loan type to estimate the allocated component of the allowance for loan losses. This methodology is based on the fact that many customers renew their loans prior to the contractual maturity date. Average contractual loan terms are approximately nine months and the average loan life is approximately four months. The allowance for loan loss model also reserves 100% of the principle on loans greater than 90 days past due on a recency basis. The unallocated component of the allowance for loan losses is for probable losses inherent in the loan portfolio that are not captured in the allocated allowance and approximated $2 million at March 31, 2002.

     The Company believes that its allowance for loan losses is adequate to cover losses in the existing portfolio at March 31, 2002.

     The following is a summary of the changes in the allowance for loan losses for the years ended March 31, 2002, 2001, and 2000: March 31,

                                                                                               March 31,
                                                                             --------------------------------------------

                                                                                 2002            2001            2000
                                                                             ------------    ------------    ------------
Balance at the beginning of the year ......................................  $ 12,031,622      10,008,257       8,769,367
Provision for loan losses .................................................    25,687,989      19,748,604      15,697,165
Loan losses ...............................................................   (27,774,830)    (20,433,464)    (16,766,909)
Recoveries ................................................................     2,092,032       1,682,681       1,482,439
Allowance on acquired loans, net of specific charge-offs ..................       888,831       1,025,544         826,195
                                                                             ------------    ------------    ------------
Balance at the end of the year ............................................  $ 12,925,644      12,031,622      10,008,257
                                                                             ============    ============    ============
Allowance as a percentage of loans receivable .............................           7.5%            7.4%            7.4%
Net charge-offs as a percentage of average loans receivable/(1)/ ..........          14.8%           12.0%           12.0%

--------------------

/(1)/ Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.

     The allowance on acquired loans represents specific reserves established on bulk loan purchases and is shown in the above roll-forward net of subsequent charge-offs related to the same purchased loans.

--------------------------------------------------------------------------------
10                        World Acceptance Corporation

Management's Discussion and Analysis

--------------------------------------------------------------------------------
     The following table classifies the gross loans receivable of the Company that were delinquent on a recency and contractual basis for at least 60 days at March 31, 2002, 2001, and 2000:

                                                                                           At March 31,
                                                                            -----------------------------------------

                                                                              2002            2001            2000
                                                                            ---------       ---------       ---------
                                                                                    (Dollars in thousands)
 Recency basis:
   60-89 days past due ................................................     $   4,010       $   3,213       $   2,601
   90 days or more past due ...........................................         1,627           1,624           1,196
                                                                            ---------       ---------       ---------

       Total ..........................................................     $   5,637       $   4,837       $   3,797
                                                                            =========       =========       =========
 Percentage of period-end gross loans receivable ......................           2.5%            2.3%            2.2%
                                                                            =========       =========       =========

 Contractual basis:
   60-89 days past due ................................................     $   5,111       $   4,297       $   3,298
   90 days or more past due ...........................................         4,708           4,080           2,818
                                                                            ---------       ---------       ---------

       Total ..........................................................     $   9,819       $   8,377       $   6,116
                                                                            =========       =========       =========

 Percentage of period-end gross loans receivable ......................           4.3%            4.0%            3.5%
                                                                            =========       =========       =========

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

The following table sets forth, on a quarterly basis, certain items included in the Company's unaudited consolidated financial statements and shows the number of offices open during fiscal years 2001 and 2002.

                                                        At or for the Three Months Ended
                        ------------------------------------------------------------------------------------------------

                          June 30,    Sept. 30,    Dec. 31,    March 31,   June 30,    Sept. 30,   Dec. 31,    March 31,
                            2000        2000         2000        2001        2001        2001        2001        2002
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                             (Dollars in thousands)
  Total revenues ......   $  26,943   $  28,610   $  29,880   $  35,111   $  30,394   $  31,324   $  34,765   $  40,072
  Provision for
     loan losses ......       3,912       5,155       7,039       3,643       5,204       6,902       8,572       5,010
  General and
     administrative
     expenses .........      16,402      16,326      17,556      17,980      17,958      17,274      20,277      19,910
  Net income (loss) ...       3,189       3,262       1,975       7,175       3,655       3,673       3,039       8,972

  Gross loans
     receivable .......   $ 196,303   $ 208,651   $ 235,532  $  210,894  $  221,714   $ 228,878   $ 257,243   $ 226,307
  Number of
     offices open .....         417         424         426         420         424         434         441         441

--------------------------------------------------------------------------------
                          World Acceptance Corporation                        11

Management's Discussion and Analysis

--------------------------------------------------------------------------------
Current Accounting Issues

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This effective date reflects the deferral provided by SFAS 137, which defers the earlier effective date specified in SFAS 133. The Company adopted SFAS 133 on April 1, 2001, with no impact.

     In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement 125," which revises the criteria for accounting for securitizations and other transfers of financial assets and collateral, and introduces new disclosures. The enhanced disclosure requirements are effective for year-end 2000. The other provisions of SFAS No. 140 apply prospectively to transfers of financial assets and extinguisments of liabilities occurring after March 31, 2001. The Company adopted SFAS No. 140 on April 1, 2001 with no impact.

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company was required to adopt the provisions of SFAS No. 141 immediately and adopted SFAS No. 142 effective April 1, 2002.

     SFAS No. 141 will require upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     In connection with SFAS No. 142's transitional goodwill impairment evaluation, the statement will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be

--------------------------------------------------------------------------------
12                       World Acceptance Corporation

Management's Discussion and Analysis

--------------------------------------------------------------------------------
completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

     Following the April 1, 2002 adoption of SFAS 142, the Company expects to have unamortized goodwill in the amount of $774,000 and unamortized identifiable intangible assets in the amount of $13.2 million related to loan office purchases. Under SFAS 142, the goodwill will no longer be amortized. Amortization expense related to goodwill was $166,000 ($107,000 after tax) for 2002 and 2001. The company will continue to amortize the identifiable intangible assets, which relates to non-compete agreements and customer lists. Because of the extensive effort needed to comply with adopting SFAS 142, it is not practical to reasonably estimate the effect of adopting this statement on the Company's financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

Liquidity and Capital Resources

     The Company has financed its operations, acquisitions and office expansion through a combination of cash flow from operations and borrowings from its institutional lenders. The Company has generally applied its cash flow from operations to fund its increasing loan volume, fund acquisitions, repay long-term indebtedness, and repurchase its common stock. As the Company's gross loans receivable increased from $149.6 million at March 31, 1999 to $226.3 million at March 31, 2002, net cash provided by operating activities for fiscal years 2000, 2001, and 2002 was $31.9 million, $39.1 million, and $48.3 million, respectively.

     The Company's primary ongoing cash requirements relate to the funding of new offices and acquisitions, the overall growth of loans outstanding, the repayment of long-term indebtedness and the repurchase of its common stock. The Company repurchased 1,986,000 shares of its common stock under its repurchase program, for an aggregate purchase price of approximately $16.0 million, between February 1996 and October 1996. Because of certain loan agreement restrictions, the Company suspended its stock repurchases in October 1996. The stock repurchase program was reinstated in January 2000, and 144,000 shares were repurchased in fiscal 2000, 275,000 shares in fiscal 2001 and 252,000 shares in fiscal 2002 for an aggregate purchase price of $724,000, $1,434,000, and $2,179,000 respectively. The Company believes stock repurchases to be a viable component of the Company's long-term financial strategy and an excellent use of excess cash when the opportunity arises. In addition, the Company plans to open or acquire at least 20 new offices in each of the next two fiscal years. Expenditures by the Company to open and furnish new offices generally averaged approximately $20,000 per office during fiscal 2002. New offices have also required from $100,000 to $400,000 to fund outstanding loans receivable originated during their first 12 months of operation.

     The Company acquired 15 offices and a number of loan portfolios from competitors in eight states in 36 separate transactions during fiscal 2002. Gross loans receivable purchased in these transactions were approximately $14.9 million in the aggregate at the dates of purchase. The Company believes that attractive opportunities to acquire new offices or receivables from its competitors or to acquire offices in communities not currently served by the Company will continue to become available as conditions in local economies and the financial circumstances of owners change.

     The Company has a $105.0 million base credit facility with a syndicate of banks. In addition to the base revolving credit commitment, there is a $15 million seasonal revolving credit commitment available November 15 of each year through March 31 of the immediately succeeding year to cover the increase in loan demand during this period. The credit facility will expire on September 30, 2003. Funds borrowed under the revolving credit facility bear interest, at the Company's option, at either the agent bank's prime rate per annum or the LIBOR rate plus 1.75% per annum. At March 31, 2002, the interest rate on borrowings under the revolving credit facility was 3.72%. The Company pays a commitment fee equal to 0.375% of the daily unused portion of the revolving credit facility. Amounts outstanding under the revolving credit facility may not exceed specified percentages of eligible loans receivable. On March 31, 2002, $76.9 million was outstanding under this facility, and there was $28.1 million of unused borrowing availability under the borrowing base limitations.

--------------------------------------------------------------------------------
                         World Acceptance Corporation                         13

Management's Discussion and Analysis

--------------------------------------------------------------------------------
     Subsequent to March 31, 2002, an additional bank was added to the revolving credit facility and the maximum amount available under the base commitment was raised to $115.0 million. Since then, the banks have agreed to raise the base commitment to $125.0 million and to extend the maturity date on the revolver to September 30, 2004. In conjunction with these changes, the Company has agreed to pay a 10 basis point closing fee and the margin over the LIBOR rate will be raised by 10 basis points. These changes should become effective during the second quarter of fiscal 2003.

     The Company has $6.0 million of senior subordinated secured notes with an insurance company. These notes mature in annual installments of $2.0 million on each June 30, from 2002 through 2004, and bear interest at 10.0%, payable quarterly. The notes were issued at a discounted price equal to 99.6936% and may be prepaid subject to certain prepayment penalties. Borrowings under the revolving credit facility and the senior subordinated notes are secured by a lien on substantially all the tangible and intangible assets of the Company and its subsidiaries pursuant to various security agreements.

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

     The following table summarizes the Company's contractual cash obligations by period (in thousands):

                                                          Fiscal Year Ended March 31,
                                                          ---------------------------

                          2003           2004          2005           2006        2007     Thereafter       Total
                          ----           ----          ----           ----        ----     ----------       -----
Maturities of
    Notes Payable .......  $2,482          78,900        2,000            -           -         -          $83,382

Minimum
    Lease Payments ......   3,445           2,216        1,142          411          88        29            7,331
                            -----          ------        -----          ---          --        --           ------

Total                      $5,927          81,116        3,142          411          88        29          $90,713
                            =====          ======        =====          ===          ==        ==           ======

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

Quantitative and Qualitative Disclosures About Market Risk

     The Company's outstanding debt under its revolving credit facility was $76.9 million at March 31, 2002. Interest on borrowings under this facility is based, at the Company's option, on the prime rate or LIBOR plus 1.75%. Based on the outstanding balance at March 31, 2002, a change of 1% in the interest rate would cause a change in interest expense of approximately $769,000 on an annual basis.

--------------------------------------------------------------------------------
14                       World Acceptance Corporation

Management's Discussion and Analysis

--------------------------------------------------------------------------------
Inflation

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

Other Legal Matters

     At March 31, 2002, the Company and certain of its subsidiaries have been named as defendants in various legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such other matters cannot be determined, the Company believes, based upon the advice of counsel, that any such liability will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.

Forward-Looking Statements

     This annual report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," may contain various "forward-looking statements," within the meaning of Section 21E of the Securities Exchange Act of 1934, that are based on management's beliefs and assumptions, as well as information currently available to management. When used in this document, the words "anticipate," "estimate," "expect," "believe," and similar expressions may identify forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual financial results, performance or financial condition may vary materially from those anticipated, estimated or expected. Among the key factors that could cause the Company's actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements are the following: changes in interest rates; risks inherent in making loans, including repayment risks and value of collateral; recently enacted or proposed legislation; the timing and amount of revenues that may be recognized by the Company; changes in current revenue and expense trends (including trends affecting charge-offs); changes in the Company's markets and general changes in the economy (particularly in the markets served by the Company); the unpredictable nature of litigation; and other matters discussed in this annual report and the Company's filings with the Securities and Exchange Commission.

--------------------------------------------------------------------------------
                         World Acceptance Corporation                         15

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                                                                                                 March 31,
                                                                                  -------------------------------------
                                                                                       2002                  2001
                                                                                  ---------------       ---------------
                                     Assets

Cash ...........................................................................  $     3,222,266             3,292,504

Gross loans receivable .........................................................      226,306,409           210,893,604

Less:

     Unearned interest and deferred fees .......................................      (53,669,912)          (48,504,582)

     Allowance for loan losses .................................................      (12,925,644)          (12,031,622)
                                                                                    -------------         -------------

         Loans receivable, net .................................................      159,710,853           150,357,400

Property and equipment, net ....................................................        6,920,824             6,538,131

Other assets, net ..............................................................       11,425,691             9,834,117

Intangible assets, net .........................................................       13,967,315            13,138,307
                                                                                    -------------         -------------

                                                                                  $   195,246,949           183,160,459
                                                                                    =============         =============
                      Liabilities and Shareholders' Equity
Liabilities:

     Senior notes payable ......................................................       76,900,000            83,150,000

     Subordinated notes payable ................................................        6,000,000             8,000,000

     Other note payable ........................................................          482,000               482,000

     Income taxes payable ......................................................        2,615,536             3,038,113

     Accounts payable and accrued expenses .....................................        6,816,033             5,763,812
                                                                                    -------------         -------------

         Total liabilities .....................................................       92,813,569           100,433,925
                                                                                    -------------         -------------

Shareholders' equity:

     Preferred stock, no par value

         Authorized 5,000,000 shares, no shares issued or outstanding ..........                -                     -

     Common stock, no par value

         Authorized 95,000,000 shares; issued and outstanding 18,879,218 and

         18,688,973 shares at March 31, 2002 and 2001, respectively ............                -                     -

     Additional paid-in capital ................................................          681,354               313,655

     Retained earnings .........................................................      101,752,026            82,412,879
                                                                                    -------------         -------------

         Total shareholders' equity ............................................      102,433,380            82,726,534
                                                                                    -------------         -------------
Commitments and contingencies

                                                                                  $   195,246,949           183,160,459
                                                                                    =============         =============

          See accompanying notes to consolidated financial statements.


--------------------------------------------------------------------------------
16                        World Acceptance Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------

                                                                                   Years Ended March 31,
                                                                     -------------------------------------------------

                                                                         2002               2001              2000
                                                                     -------------     -------------     -------------
Revenues:

     Interest and fee income ....................................    $ 117,192,857       103,411,761        89,051,419

     Insurance commissions and other income .....................       19,362,244        17,131,920        16,224,444
                                                                     -------------     -------------     -------------
           Total revenues .......................................      136,555,101       120,543,681       105,275,863
                                                                     -------------     -------------     -------------
Expenses:

     Provision for loan losses ..................................       25,687,989        19,748,604        15,697,165
                                                                     -------------     -------------     -------------
     General and administrative expenses:

        Personnel ...............................................       48,454,298        43,878,217        39,498,066

        Occupancy and equipment .................................        8,225,000         7,627,080         6,917,420

        Data processing .........................................        1,659,144         1,518,501         1,501,667

        Advertising .............................................        4,929,249         3,967,213         3,932,663

        Legal ...................................................          448,654           415,594           183,095

        Amortization of intangible assets .......................        1,986,090         1,797,425         1,472,108

        Other ...................................................        9,715,740         9,060,353         8,330,131
                                                                     -------------     -------------     -------------

                                                                        75,418,175        68,264,383        61,835,150
                                                                     -------------     -------------     -------------

     Interest expense ...........................................        5,414,790         8,259,794         6,015,029
                                                                     -------------     -------------     -------------

           Total expenses .......................................      106,520,954        96,272,781        83,547,344
                                                                     -------------     -------------     -------------


Income before income taxes ......................................       30,034,147        24,270,900        21,728,519
                                                                     -------------     -------------     -------------

Income taxes ....................................................       10,695,000         8,670,000         7,560,000
                                                                     -------------     -------------     -------------

Net income ......................................................    $  19,339,147        15,600,900        14,168,519
                                                                     =============     =============     =============
Net income per common share:

     Basic ......................................................    $        1.03               .84               .75
                                                                     =============     =============     =============

     Diluted ....................................................    $        1.00               .83               .74
                                                                     =============     =============     =============

Weighted average shares outstanding:

     Basic ......................................................       18,786,529        18,670,597        19,003,380
                                                                     =============     =============     =============

     Diluted ....................................................       19,339,764        18,839,620        19,155,042
                                                                     =============     =============     =============

          See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                          World Acceptance Corporation                        17

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------

                                                                         Additional
                                                                          Paid-in          Retained
                                                                          Capital          Earnings           Total
                                                                        -----------      ------------      ------------
Balances at March 31, 1999 ........................................    $    935,921        53,755,909        54,691,830

Proceeds from exercise of stock options (15,000 shares),
   including tax benefits of $11,932 ..............................          55,682                 -            55,682

Common stock repurchases (144,000 shares) .........................        (723,645)                -          (723,645)

Net income ........................................................               -        14,168,519        14,168,519
                                                                        -----------      ------------      ------------

Balances at March 31, 2000 ........................................         267,958        67,924,428        68,192,386

Proceeds from exercise of stock options (76,400 shares),
   including tax benefits of $41,355 ..............................         367,161                 -           367,161

Common stock repurchases (275,000 shares) .........................        (321,464)       (1,112,449)       (1,433,913)

Net income ........................................................               -        15,600,900        15,600,900
                                                                        -----------      ------------      ------------

Balances at March 31, 2001 ........................................         313,655        82,412,879        82,726,534

Proceeds from exercise of stock options (442,136 shares),
   including tax benefits of $526,469 .............................       2,546,634                 -         2,546,634

Common stock repurchases (251,891 shares) .........................      (2,178,935)                -        (2,178,935)

Net income ........................................................               -        19,339,147        19,339,147
                                                                        -----------      ------------      ------------

Balances at March 31, 2002 ........................................    $    681,354       101,752,026       102,433,380
                                                                        ===========      ============      ============

          See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
18                        World Acceptance Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                                                     Years Ended March 31,
                                                                        ------------------------------------------------

                                                                            2002              2001              2000
                                                                        -------------     ------------      ------------
Cash flows from operating activities:

  Net income .........................................................  $  19,339,147       15,600,900        14,168,519

  Adjustments to reconcile net income to net cash provided by operating activities:

    Amortization of intangible assets ................................      1,986,090        1,797,425         1,472,108

    Amortization of loan costs and discounts .........................        124,943           62,452            87,195

    Provision for loan losses ........................................     25,687,989       19,748,604        15,697,165

    Depreciation .....................................................      1,712,251        1,569,905         1,490,642

    Deferred tax benefit .............................................       (914,000)        (808,000)         (485,000)

      Change in accounts:

      Other assets, net ..............................................       (802,517)        (819,170)         (819,607)

      Income taxes payable ...........................................        103,892        1,020,027           616,282

      Accounts payable and accrued expenses ..........................      1,052,221          924,811          (367,482)
                                                                        -------------     ------------      ------------

        Net cash provided by operating activities ....................     48,290,016       39,096,954        31,859,822
                                                                        -------------     ------------      ------------
Cash flows from investing activities:

  Increase in loans receivable, net ..................................    (24,272,545)     (28,815,645)      (23,207,673)

  Net assets acquired from office acquisitions, primarily loans ......    (10,884,531)     (15,653,874)       (9,622,912)

  Increase in intangible assets from acquisitions ....................     (2,815,098)      (3,827,255)       (2,752,700)

  Purchases of property and equipment, net ...........................     (1,979,310)      (1,340,245)       (1,892,173)
                                                                        -------------     ------------      ------------

        Net cash used by investing activities ........................    (39,951,484)     (49,637,019)      (37,475,458)
                                                                        -------------     ------------      ------------
Cash flows from financing activities:

  Proceeds (repayment) of senior revolving notes
    payable, net .....................................................     (6,250,000)      15,250,000        10,750,000

  Repayment of senior term notes payable .............................              -                -        (4,000,000)

  Repayment of subordinated notes payable ............................     (2,000,000)      (2,000,000)                -

  Proceeds from exercise of stock options ............................      2,020,165          325,806            43,750

  Repurchase of common stock .........................................     (2,178,935)      (1,433,913)         (723,645)
                                                                        -------------     ------------      -------------

        Net cash (used in) provided by financing activities ..........     (8,408,770)      12,141,893         6,070,105
                                                                        -------------     ------------      ------------

Increase (decrease) in cash ..........................................        (70,238)       1,601,828           454,469

Cash at beginning of year ............................................      3,292,504        1,690,676         1,236,207
                                                                        -------------     ------------      ------------

Cash at end of year ..................................................  $   3,222,266        3,292,504         1,690,676
                                                                        =============     ============      ============

          See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                          World Acceptance Corporation                        19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
(1)  Summary of Significant Accounting Policies

     The Company's accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the finance company industry. The following is a description of the more significant of these policies used in preparing the consolidated financial statements.

     Principles of Consolidation

     The consolidated financial statements include the accounts of World Acceptance Corporation and its wholly owned subsidiaries (the "Company"). Subsidiaries consist of operating entities in various states, ParaData Financial Systems ("ParaData"), a software company acquired during fiscal 1994, and WAC Insurance Company, Ltd., a captive reinsurance company established in fiscal 1994. All significant intercompany balances and transactions have been eliminated in consolidation.

     The Company operates primarily as one business segment, which is a consumer finance company. ParaData provides data processing systems to 125 separate finance companies, including the Company. At March 31, 2002 and 2001, ParaData had total assets of $2,791,044, and $1,976,226, respectively. For the years ended March 31, 2002, 2001 and 2000, ParaData had income before income taxes of $773,023, $1,024,638, and $1,847,042, respectively. Total net revenues (sales and systems support less cost of sales) for ParaData for the years ended March 31, 2002, 2001 and 2000 were $2,522,104, $2,750,536, and $3,570,297, respectively.

     Loans and Interest Income

     The Company is licensed to originate direct cash consumer loans in the states of Georgia, South Carolina, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, New Mexico and Kentucky. During fiscal 2002 and 2001, the Company originated loans generally ranging up to $3,000, with terms of 24 months or less. Experience indicates that a majority of the direct cash consumer loans are renewed.

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

     Allowance for Loan Losses

     The Company maintains an allowance for loan losses in an amount that, in management's opinion, is adequate to cover losses inherent in the existing loan portfolio. The Company charges against current earnings, as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover probable losses of principal. When establishing the allowance for loan losses, the Company takes into consideration the growth of the loan portfolio, the mix of the loan portfolio, current levels of charge-offs, current levels of delinquencies, and current economic factors. The allowance for loan losses has an allocated and an unallocated component. The Company uses historical information for net charge-offs by loan type and average loan life by loan type to estimate the allocated component of the allowance for loan losses. This methodology is based on the fact that many customers renew their loans prior to the contractual maturity. Average contractual loan terms are approximately nine months and the average loan life is approximately four months. The allowance for loan loss model also reserves 100%

--------------------------------------------------------------------------------
20                        World Acceptance Corporation

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
     of the principle on loans greater than 90 days past due on a recency basis. The unallocated component of the allowance for loan losses is for probable losses inherent in the loan portfolio that are not captured in the allocated allowance and approximated $2 million at March 31, 2002.

     At March 31, 2002 and 2001, there were no concentrations of loans in any local economy, type of property, or to any one borrower.

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

     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Other Assets

     Other assets include costs incurred in connection with originating long-term debt. Such remaining unamortized costs aggregated $120,116, and $192,558 at March 31, 2002 and 2001, respectively, and are amortized as interest expense over the life of the respective indebtedness.

     Intangible Assets

     Intangible assets include the cost of acquiring existing customers, the value assigned to noncompete agreements, and goodwill (the excess cost over the fair value of the net assets acquired). These assets are being amortized on a straight-line basis over 10 years, which approximates the estimated useful lives. Management periodically evaluates the recoverability of the unamortized balances of these assets and adjusts them as necessary.

     Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures about the Fair Value of Financial Instruments" requires disclosures about the fair value of all financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The carrying amount of financial instruments included in the financial statements are deemed reasonable estimates of their fair value because of their variable repricing features and/or their short terms to maturity.

     Insurance Premiums

     Insurance premiums for credit life, accident and health, property and unemployment insurance written in connection with certain loans, net of refunds and applicable advance insurance commissions retained

--------------------------------------------------------------------------------
                          World Acceptance Corporation                        21

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
     by the Company, are remitted monthly to an insurance company. All commissions are credited to unearned insurance commissions and recognized as income over the life of the related insurance contracts using a method similar to that used for the recognition of interest income.

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

     Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Supplemental Cash Flow Information

     For the years ended March 31, 2002, 2001, and 2000, the Company paid interest of $5,305,890, $8,176,867, and $5,977,647, respectively.

     For the years ended March 31, 2002, 2001 and 2000, the Company paid income taxes of $10,591,108, $8,457,973, and $7,913,718, respectively.

--------------------------------------------------------------------------------
22                        World Acceptance Corporation

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

     Supplemental non-cash financing activities for the years ended March 31, 2002, 2001, and 2000, consist of:

                                                                      2002         2001        2000
                                                                   ---------     --------    --------
       Tax benefits from exercise of stock options ..............  $ 526,469       41,355      11,932
                                                                   =========     ========    ========

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

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(2)  Allowance for Loan Losses

     The following is a summary of the changes in the allowance for loan losses for the years ended March 31, 2002, 2001, and 2000:

                                                                                        March 31,
                                                                      -------------------------------------------

                                                                          2002            2001           2000
                                                                      ------------    ------------   ------------
       Balance at the beginning of the year .......................   $ 12,031,622      10,008,257      8,769,367
       Provision for loan losses ..................................     25,687,989      19,748,604     15,697,165
       Loan losses ................................................    (27,774,830)    (20,433,464)   (16,766,909)
       Recoveries .................................................      2,092,032       1,682,681      1,482,439
       Allowance on acquired loans, net of specific charge-offs ...        888,831       1,025,544        826,195
                                                                      ------------    ------------   ------------
       Balance at the end of the year .............................   $ 12,925,644      12,031,622     10,008,257
                                                                      ============    ============   ============

     The allowance on acquired loans represents specific reserves established on bulk loan purchases and is shown in the above roll-forward net of subsequent charge-offs related to the same purchased loans.

(3)  Property and Equipment

     Summaries of property and equipment follow:

                                                                                    March 31,
                                                                         ----------------------------

                                                                             2002            2001
                                                                         ------------    ------------
       Land ...........................................................  $    250,443         250,443
       Buildings and leasehold improvements ...........................     3,205,312       3,065,873
       Furniture and equipment ........................................    12,770,712      11,501,981
                                                                         ------------    ------------
                                                                           16,226,467      14,818,297
       Less accumulated depreciation and amortization .................    (9,305,643)     (8,280,166)
                                                                         ------------    ------------
            Total .....................................................  $  6,920,824       6,538,131
                                                                         ============    ============

(4)  Intangible Assets

     Intangible assets, net of accumulated amortization, consist of:

                                                                                    March 31,
                                                                         ----------------------------

                                                                             2002             2001
                                                                         ------------    ------------
       Cost of acquiring existing customers ...........................  $  8,829,727       7,140,655
       Value assigned to noncompete agreements ........................     4,185,426       4,835,824
       Goodwill .......................................................       774,038         939,903
       Other ..........................................................       178,124         221,925
                                                                         ------------    ------------
            Total .....................................................  $ 13,967,315      13,138,307
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

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

 (5)     Notes Payable

         Summaries of the Company's notes payable follow:

              Senior Credit Facilities

              $105,000,000 Revolving Credit Facility - This facility provides for borrowings of up to $105.0 million, with $76.9 million outstanding at March 31, 2002, subject to a borrowing base formula. The Company may borrow, at its option, at the rate of prime or LIBOR plus 1.75%. At March 31, 2002, the Company's interest rate was 3.72% and the unused amount available under the revolver was $28.1 million. The revolving credit facility has a commitment fee of 3/8 of 1% on the unused portion of the commitment. Borrowings under the revolving credit facility mature on September 30, 2003.

              Subsequent to March 31, 2002, an additional bank was added to the revolving credit facility and the maximum amount available under the base commitment was raised to $115.0 million. Since then, the banks have agreed to raise the base commitment to $125.0 million and to extend the maturity date on the revolver to September 30, 2004. In conjunction with these changes, the Company has agreed to pay a 10 basis point closing fee and the margin over the LIBOR rate will be raised by 10 basis points. These changes should become effective during the second quarter of fiscal 2003.

              $6,000,000 Senior Subordinated Secured Notes - These notes mature in three annual installments of $2.0 million on June 30, 2002 through June 30, 2004, and bear interest at 10.0%, payable quarterly. The notes were issued at a discounted price equal to 99.6936% and may be prepaid subject to certain prepayment penalties.

              Substantially all of the Company's assets are pledged as collateral for borrowings under the revolving credit facility. The Company's assets are also pledged as collateral for the senior subordinated notes on a subordinated basis.

              Other Note Payable

              The Company also has a $482,000 note payable to an unaffiliated insurance company, bearing interest at 10%, payable annually, which matures in September 2002.

         The various debt agreements contain restrictions on the amounts of permitted indebtedness, investments, working capital, repurchases of common stock and cash dividends. At March 31, 2002, approximately $23,498,000 was available under these covenants for the payment of cash dividends, or the repurchase of the Company's common stock. In addition, the agreements restrict liens on assets and the sale or transfer of subsidiaries. The Company was in compliance with the various debt covenants for all periods presented.

         The aggregate annual maturities of the notes payable for each of the fiscal years subsequent to March 31, 2002, are as follows: 2003, $2,482,000; 2004, $78,900,000; and 2005, $2,000,000.

--------------------------------------------------------------------------------
                          World Acceptance Corporation                        25

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 (6)     Non-file Insurance

         The Company maintains non-file insurance coverage with an unaffiliated insurance company. Premiums, claims paid, and recoveries under this coverage are not included in the accompanying financial statements except as a reduction of loan losses. The following is a summary of the non-file insurance activity for the years ended March 31, 2002, 2001, and 2000:

                                                                2002                 2001                2000
                                                            -------------         -----------        -----------
             Insurance premiums written .................  $    1,903,251           2,027,232          2,820,257
             Recoveries on claims paid ..................  $      292,635             359,681            368,971
             Claims paid ................................  $    2,098,173           2,366,609          2,957,540

 (7)     Leases

         The Company conducts most of its operations from leased facilities, except for its owned corporate office building. It is expected that in the normal course of business, expiring leases will be renewed at the Company's option or replaced by other leases or acquisitions of other properties.

         The future minimum lease payments under noncancelable operating leases as of March 31, 2002, are as follows:

           2003 .......................................   $3,445,421
           2004 .......................................    2,216,074
           2005 .......................................    1,141,799
           2006 .......................................      410,912
           2007 .......................................       87,834
           Thereafter .................................       29,167
                                                          ----------
           Total future minimum lease payments ........   $7,331,207
                                                          ==========

         Rental expense for cancelable and noncancelable operating leases for the years ended March 31, 2002, 2001, and 2000, was $4,204,362,
         $3,941,664, and $3,542,209, respectively.

(8)      Income Taxes

         Income tax expense for the years ended March 31, 2002, 2001, and 2000, consists of:

                                                                        Current            Deferred              Total
                                                                        -------            --------              -----
           Year ended March 31, 2002:
                U.S. Federal ................................   $   10,883,000         $   (824,000)     $   10,059,000
                State and local .............................          726,000              (90,000)            636,000
                                                                  ------------           ----------        ------------
                                                                $   11,609,000         $   (914,000)     $   10,695,000
                                                                  ============           ==========        ============
           Year ended March 31, 2001:
                U.S. Federal ................................   $    8,764,000         $   (747,000)     $    8,017,000
                State and local .............................          714,000              (61,000)            653,000
                                                                  ------------           ----------        ------------
                                                                $    9,478,000         $   (808,000)     $    8,670,000
                                                                  ============           ==========        ============

           Year ended March 31, 2000:
                U.S. Federal ................................   $    7,427,000         $    (39,000)     $    7,028,000
                State and local .............................          618,000              (86,000)            532,000
                                                                  ------------           ----------        ------------
                                                                $    8,045,000         $   (485,000)     $    7,560,000
                                                                  ============           ==========        ============

--------------------------------------------------------------------------------
26                        World Acceptance Corporation

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

           Income tax expense attributable to income from continuing operations was $10,695,000, $8,670,000 and $7,560,000 for the years ended March
           31, 2002, 2001 and 2000, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income from continuing operations as a result of the following:

                                                                      2002                   2001               2000
                                                                      ----                   ----               ----
           U.S. Federal ......................................  $   10,512,000        $   8,495,000       $   7,605,000
           Increase (reduction) in income taxes
               resulting from:

           State tax, net of federal benefit .................         413,000              424,000             346,000
           Change in valuation allowance .....................          27,000               15,000              55,000
           Amortization of goodwill ..........................          58,000               58,000              58,000
           Insurance income exclusion ........................        (248,000)            (247,000)           (165,000)
           Other, net ........................................         (67,000)             (75,000)           (339,000)
                                                                  ------------          -----------         -----------
                                                                $   10,695,000        $   8,670,000       $   7,560,000
                                                                  ============          ===========         ===========

           The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2001 are presented below:

                                                                                2002                    2001
                                                                                ----                    ----
           Deferred tax assets:
           Allowance for doubtful accounts ...................             $  4,714,000            $  4,372,000
           Unearned insurance commissions ....................                2,213,000               1,739,000
           Accounts payable and accrued expenses
                primarily related to employee benefits .......                  829,000                 508,000
           Tax over book accrued interest receivable .........                  988,000                 840,000
           Other .............................................                  315,000                 289,000
                                                                           ------------            ------------

           Gross deferred tax assets .........................                9,059,000               7,748,000
           Less valuation allowance ..........................                 (308,000)               (281,000)
                                                                           ------------            ------------
           Net deferred tax assets ...........................                8,751,000               7,467,000

           Deferred tax liabilities:

           Tax book basis of depreciable assets ..............                 (462,000)                (37,000)
           Intangible assets .................................                 (621,000)               (455,000)
           Discount of purchased loans .......................                  (67,000)                (87,000)
           Deferred net loan origination fees ................                 (511,000)               (483,000)
           Other .............................................                 (158,000)                (47,000)
                                                                           ------------            ------------

           Gross deferred liabilities ........................               (1,819,000)             (1,449,000)
                                                                           ------------            ------------

           Net deferred tax assets ...........................             $  6,932,000            $  6,018,000
                                                                           ============            ============

           The valuation allowance for deferred tax assets as of March 31, 2002 and 2001 was $308,000 and $281,00, respectively. The valuation allowance against the potential total deferred tax assets as of March 31, 2002 and 2001 relates to state net operating losses. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become

--------------------------------------------------------------------------------
                          World Acceptance Corporation

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
           deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the tax code. Based upon the level of historical taxable income and projections for future taxable income over the periods, which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

           The Internal Revenue Service has examined the Company's federal income tax returns for the fiscal years 1994 through 1996. Tax returns for fiscal 1998 and subsequent years are subject to examination by taxing authorities.

--------------------------------------------------------------------------------
28                        World Acceptance Corporation

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(9)    Earnings Per Share

       The following is a reconciliation of the numerators and denominators of the basic and diluted EPS calculations.



                                                                                 For the year ended March 31, 2002
                                                                      -----------------------------------------------------
                                                                          Income              Shares             Per Share
                                                                        (Numerator)        (Denominator)          Amount
                                                                        -----------        -------------         ---------
         Basic EPS
         Income available to common shareholders .................    $  19,339,147           18,786,529          $  1.03
                                                                                                                   ======
         Effect of Dilutive Securities
         Options .................................................    $           -              553,235
                                                                       ------------          -----------
         Diluted EPS
         Income available to common shareholders
           plus assumed conversions ..............................    $  19,339,147           19,339,764          $  1.00
                                                                       ============           ==========           ======


                                                                                 For the year ended March 31, 2001
                                                                      -----------------------------------------------------
                                                                          Income              Shares             Per Share
                                                                        (Numerator)        (Denominator)          Amount
                                                                        -----------        -------------         --------
         Basic EPS
         Income available to common shareholders .................    $  15,600,900           18,670,597          $   .84
                                                                                                                   ======
         Effect of Dilutive Securities
         Options .................................................    $           -              169,023
                                                                       ------------          -----------
         Diluted EPS
         Income available to common shareholders
           plus assumed conversions ..............................    $  15,600,900           18,839,620          $   .83
                                                                       ============          ===========           ======

                                                                                 For the year ended March 31, 2000
                                                                      -----------------------------------------------------
                                                                         Income              Shares             Per Share
                                                                       (Numerator)        (Denominator)          Amount
                                                                       ----------         -------------         ---------
         Basic EPS
         Income available to common shareholders .................    $  14,168,519           19,003,380          $   .75
                                                                                                                   ======
         Effect of Dilutive Securities
         Options .................................................    $           -              151,662
                                                                       ------------          -----------
         Diluted EPS
         Income available to common shareholders
           plus assumed conversions ..............................    $  14,168,519           19,155,042          $   .74
                                                                       ============          ===========           ======

         Options to purchase 1,185,815, 1,822,078, and 2,986,140, shares of common stock at various prices were outstanding during the years ended March 31, 2002, 2001 and 2000, respectively, but were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares. The options, which expire on various dates, were still outstanding as of March 31, 2002.

--------------------------------------------------------------------------------
                         World Acceptance Corporation                         29

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
 (10)    Benefit Plans

         Retirement Plan

         The Company provides a defined contribution employee benefit plan (401(k) plan) covering full-time employees, whereby employees can invest up to 15% of their gross pay. The Company makes a matching contribution equal to 50% of the employees' contributions for the first 6% of gross pay. The Company's expense under this plan was $423,145, $371,073, and $364,667, for the years ended March 31, 2002, 2001, and
         2000, respectively.

         Supplemental Executive Retirement Plan

         The Company has instituted a Supplemental Executive Retirement Plan ("SERP"), which is a non-qualified executive benefit plan in which the Company agrees to pay the executive additional benefits in the future, usually at retirement, in return for continued satisfactory performance by the executive. The Company selects the key executives who participate in the SERP. The SERP is an unfunded plan, which means there are no specific assets set aside by the Company in connection with the establishment of the plan. The executive has no rights under the agreement beyond those of a general creditor of the Company. For the years ended March 31, 2002, and 2001, contributions of $447,520 and $384,222, respectively were charged to operations related to the SERP.

         Executive Deferred Compensation Plan

         The Company has an Executive Deferral Plan. Eligible executives may elect to defer all or a portion of their incentive compensation to be paid under the Executive Incentive Plan. As of March 31, 2002, $85,000 had been deferred under this plan.

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

           (Dollars in thousands except per share amounts)                       2002             2001              2000
                                                                              ----------       -----------      -----------
           Net income
              As reported .................................................    $ 19,339           15,601            14,169
              Pro forma ...................................................    $ 18,454           14,733            13,423

           Basic earnings per share
              As reported .................................................    $   1.03              .84               .75
                                                                                =======             ====              ====
              Pro forma ...................................................    $    .98              .79               .71
                                                                                =======             ====              ====

           Diluted earnings per share
              As reported .................................................    $   1.00              .83               .74
                                                                                =======             ====              ====
              Pro forma ...................................................    $    .95              .78               .70
                                                                                =======             ====              ====

--------------------------------------------------------------------------------
30                          World Acceptance Corporation

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2002, 2001, and 2000, respectively: dividend yield of zero; expected volatility of 46.5%, 29%, and 40%; risk-free interest rate of 5.19%, 5.49%, and 6.76%; and expected lives of 10 years for all plans in all three years. The fair values of options granted in 2002, 2001, and 2000 were $4.33, $2.93, and $3.36, respectively.

         Option activity for the years ended March 31 were as follows:

                                                            2002                    2001                  2000
                                                            ----                    ----                  ----
                                                                 Weighted                Weighted                Weighted
                                                                  Average                 Average                 Average
                                                                 Exercise                Exercise                Exercise
                                                   Number          Price     Number        Price     Number        Price
                                                   ------          -----     ------        -----     ------        -----
Options outstanding, beginning of year ..........  3,391,240       $6.72    3,309,140      $6.82    3,020,140      $6.96
Granted .........................................    266,500       $8.24      277,500      $5.02      435,850      $5.45
Exercised .......................................   (442,136)      $4.58      (76,400)     $4.26      (15,000)     $2.92
Forfeited .......................................   (318,036)      $8.37     (119,000)     $7.21     (131,850)     $5.95
                                                   --------        -----    --------       -----    --------       -----
Options outstanding, end of year ................  2,897,568       $7.00    3,391,240      $6.72    3,309,140      $6.82
                                                   =========       =====    =========      =====    =========      =====
Options exercisable, end of year ................  2,252,744       $7.17    2,656,659      $7.10    2,252,744      $7.08
                                                   =========       =====    =========      =====    =========      =====

         Options outstanding at March 31 of each of the last three fiscal years were:

                                          2002                                                 2001
                      ---------------------------------------------      ---------------------------------------------
                                           Weighted                                          Weighted
                                            Average       Weighted                            Average       Weighted
                                           Remaining       Average                           Remaining       Average
    Range of              Options         Contractual     Exercise           Options        Contractual     Exercise
 Exercise Price         Outstanding          Life           Price          Outstanding         Life           Price
---------------         -----------          ----           -----          -----------         ----           -----
$2.90 - $4.99              83,673             3.20         $  3.62           309,000            2.49        $  3.28
$5.00 - $5.99           1,027,258             6.54         $  5.31         1,259,162            7.48        $  5.31
$6.00 - $7.99           1,019,322             2.92         $  7.03         1,144,709            3.88        $  7.02
$8.00 - $9.99             476,692             6.32         $  8.55           235,692            4.01        $  8.72
$10.00 - $13.00           290,623             3.88         $ 11.34           442,677            4.78        $ 11.30
                        ---------             ----           -----         ---------            ----          -----
$2.90 - $13.00          2,897,568             4.86         $  7.00         3,391,240            5.22        $  6.72
                        =========             ====          ======         =========            ====         ======

                                                                                    2000
                                                                --------------------------------------------
                                                                                  Weighted
                                                                                   Average          Weighted
                                                                                  Remaining          Average
    Range of                                                      Options        Contractual        Exercise
 Exercise Price                                                 Outstanding         Life              Price
 --------------                                                 -----------         ----              -----
$2.90 - $4.99                                                     293,000            2.27            $ 3.28
$5.00 - $5.99                                                   1,104,062            8.06            $ 5.36
$6.00 - $7.99                                                   1,223,709            4.86            $ 7.03
$8.00 - $9.99                                                     235,692            5.01            $ 8.72
$10.00 - $13.00                                                   452,677            5.77            $11.34
                                                                ---------            ----             -----
$2.90 - $13.00                                                  3,309,140            5.83            $ 6.82
                                                                =========            ====             =====

--------------------------------------------------------------------------------
                          World Acceptance Corporation                        31

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
      On May 14, 2002, the Company granted options for 6,000 shares to non-management directors and 60,000 shares to certain senior officers. After giving affect to the above grants, there remain 4,896 shares of common stock available for future grants. No expense has been recorded relative to stock options granted to date.

 (11) Acquisitions

       During fiscal 2002, the Company purchased the net assets of 36 consumer loan offices for a total consideration of $13,701,911. Total net loans receivable acquired amounted to $10,768,897, and the Company paid $2,815,098 for non-compete agreements with predecessor owners and for other intangible assets. Twenty-one of the 36 offices acquired were merged into existing offices.

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

       The results of all acquisitions have been included in the Company's consolidated financial statements since the respective acquisition dates. The pro forma impact of these purchases as though they had been acquired at the beginning of the periods presented would not have a material effect on the results of operations as reported.

 (12)  Quarterly Information (Unaudited)

       The following sets forth selected quarterly operating data:

                                                                      2002                                    2001
                                                       -------------------------------------- --------------------------------------
                                                        First    Second     Third    Fourth     First    Second     Third     Fourth
                                                       -------   -------   -------   -------   -------   -------   -------   -------
                                                                   (Dollars in thousands, except earnings per share data)
Total revenues .....................................   $30,394    31,324    34,765    40,072    26,943    28,610    29,880    35,111

Provision for loan losses ..........................     5,204     6,902     8,572     5,010     3,912     5,155     7,039     3,643
General and administrative expenses ................    17,958    17,274    20,277    19,910    16,402    16,326    17,556    17,980
Interest expense ...................................     1,595     1,525     1,244     1,050     1,760     2,154     2,303     2,043
Income tax expense .................................     1,982     1,950     1,633     5,130     1,680     1,713     1,007     4,270
                                                       -------   -------   -------   -------   -------   -------   -------   -------
     Net income ....................................   $ 3,655     3,673     3,039     8,972     3,189     3,262     1,975     7,175
                                                       =======   =======   =======   =======   =======   =======   =======   =======
Earnings per share:
     Basic .........................................   $   .20       .20       .16       .48       .17       .18       .11       .38
                                                       =======   =======   =======   =======   =======   =======   =======   =======
     Diluted .......................................   $   .19       .19       .16       .47       .17       .17       .11       .38
                                                       =======   =======   =======   =======   =======   =======   =======   =======

--------------------------------------------------------------------------------
32                      World Acceptance Corporation

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(13)   Litigation

       At March 31, 2002, the Company and certain of its subsidiaries have been named as defendants in various other legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such other matters cannot be determined, the Company believes, based upon the advise of counsel, that any such liability will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.

(14)   Commitments

       The Company has entered into employment agreements with certain key executive employees. The employment agreements have terms of two or three years and call for aggregate minimum annual base salaries of $684,450, adjusted annually as determined by the Company's Compensation Committee. The agreements also provide for annual incentive bonuses, which are based on the achievement of certain predetermined operational goals.

--------------------------------------------------------------------------------
                         World Acceptance Corporation                         33

INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------

The Board of Directors
World Acceptance Corporation
Greenville, South Carolina

     We have audited the accompanying consolidated balance sheets of World Acceptance Corporation and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2002. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of World Acceptance Corporation and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

                                                                    /s/ KPMG LLP

Greenville, South Carolina
April 23, 2002

CORPORATE INFORMATION

--------------------------------------------------------------------------------
                              See note 5 to the Company's Consolidated Financial Statements.

Common Stock

     World Acceptance Corporation's common stock trades on The Nasdaq Stock Market under the symbol: WRLD. As of June 21, 2002, there were 133 shareholders of record and approximately 2,000 persons or entities who hold their stock in nominee or "street" names through various brokerage firms. On this date there were 17,632,402 shares of common stock outstanding.

     The table below reflects the stock prices published by Nasdaq by quarter for the last two fiscal years. The last reported sale price on June 21, 2002, was $8.17.

          Market Price of Common Stock

                     Fiscal 2001
     ---------------------------------------

     Quarter            High            Low
     -------            ----            ---

     First           $  5.50        $   4.78
     Second             5.38            4.94
     Third              5.50            5.00
     Fourth             6.69            5.25

                     Fiscal 2002
     ---------------------------------------

     Quarter            High            Low
     -------            ----            ---

     First           $  9.30        $   6.30
     Second             9.99            7.05
     Third              9.14            6.34
     Fourth             8.10            6.90


     The Company has never paid a dividend on its Common Stock. The Company presently intends to retain its earnings to finance the growth and development of its business and does not expect to pay cash dividends in the foreseeable future. The Company's debt agreements also contain certain limitations on the Company's ability to pay dividends.

Executive Offices

World Acceptance Corporation
Post Office Box 6429 (29606)
108 Frederick Street (29607)
Greenville, South Carolina
(864) 298-9800

Transfer Agent

First Union National Bank
Shareholder Services Group
1525 West W. T. Harris Boulevard
Charlotte, North Carolina 28288-1153
(800) 829-8432

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

For Further Information

A. Alexander McLean III
Executive Vice President and Chief Financial Officer
World Acceptance Corporation
(864) 298-9800

--------------------------------------------------------------------------------
                          World Acceptance Corporation                        37