Form 10-K, Exhibit 13
period 2003-03-31
WORLD ACCEPTANCE CORP
filed 2003-06-30
CIK 108385

EXHIBIT 13

COMPANY PROFILE

WORLD ACCEPTANCE CORPORATION, founded in 1962, is one of the largest small-loan consumer finance companies in the United States. It offers short-term small loans, medium-term larger loans, related credit insurance products and ancillary products and services to individuals who have limited access to other sources of consumer credit. It also offers income tax return preparation services and refund anticipation loans (through a third party bank) to its customer base and to others.

World emphasizes quality customer service and the building of strong personal relationships with its customers. As a result, a substantial portion of the Company’s business is repeat business from the renewal of loans to existing customers and the origination of new loans to former customers. During fiscal 2003, the Company loaned $763.8 million in the aggregate in 1,112,000 transactions. At March 31, 2003, World had over 407,000 customers. The Company’s loans generally are under $3,000 and have maturities of less than 24 months. World’s average loan in fiscal 2003 was $687, and the average maturity was approximately nine months.

The Company also markets computer software and related services to finance companies through its ParaData Financial Systems subsidiary. The ParaData system is currently used in over 1,055 consumer loan offices, including the Company’s branch offices, and ParaData services over 116 customers.

As of June 20, 2003, World operated 472 offices in South Carolina, Georgia, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, New Mexico, Kentucky and Alabama.

CONTENTS

Financial Highlights	1
Message to Shareholders	2
Selected Consolidated Financial and Other Data	5
Management’s Discussion and Analysis of Financial Condition and Results of Operations	6
Consolidated Balance Sheets	18
Consolidated Statements of Operations	19
Consolidated Statements of Shareholders’ Equity	20
Consolidated Statements of Cash Flows	21
Notes to Consolidated Financial Statements	22
Independent Auditors’ Report	38
Board of Directors	39
Company Officers	40
Corporate Information	41

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

	Years Ended March 31,
	2003	2002	Change
Selected Statement of Operations Data:
Total revenues	$155,671	136,555	14.0%
Net income	22,864	19,339	18.2%
Diluted earnings per share	1.25	1.00	25.0%
Selected Balance Sheet Data:
Gross loans receivable	$266,753	226,306	17.9%
Total assets	228,317	195,247	16.9%
Total debt	102,532	83,382	23.0%
Total shareholders’ equity	116,041	102,433	13.3%
Selected Ratios:
Return on average assets	10.4%	9.9%	5.1%
Return on average shareholders’ equity	22.2%	21.2%	4.7%
Shareholders’ equity to assets	50.8%	52.5%	(3.2)%
Statistical Data:
Number of customers	407,184	363,920	11.9%
Number of loans made	1,112,137	1,020,042	9.0%
Number of offices	470	441	6.6%

World Acceptance Corporation	1

TO OUR SHAREHOLDERS

During the last few months, the share value of your Company’s stock has risen dramatically, exceeding $15 per share for the first time since 1995. I am very pleased that our continued excellent performance has finally translated into increased recognition of the stock’s value. I believe that the recent increase is justified and long overdue. Over the last five fiscal years, your company’s earnings have grown at a 23.7% annual compounded rate. Last year, net earnings grew by 18.2% while earnings per share rose by 25%.

Fiscal 2003 was an excellent year in many respects. The Company’s return on average assets was 10.4% and its return on average equity equaled 22.2%, both representing improvements over fiscal 2002. We achieved improvements in other areas of operations as well, including: growth in loans, lower expense ratios, increased loan volume and a substantial increase in other revenue.

Net earnings for the year rose to $22.9 million, or $1.25 per diluted share, compared with $19.3 million, or $1.00 per diluted share, during fiscal 2002. This represents an 18.2% increase in earnings and a 25.0% increase in earnings per share. Our earnings growth contributed to a 21.0% increase in book value per share to $6.57 at March 31, 2003.

Our fiscal 2003 earnings benefited from a reduction in certain expense ratios. General and administrative expenses as a percent of total revenues declined to 55.1% during the most recent year from 55.2% in fiscal 2002. We are committed to containing our expenses to keep these ratios at the lowest levels possible. Additionally, interest expense as a percent of revenue decreased dramatically from 4.0% in fiscal 2002 to 2.9% last year due to the reduction in interest rates. These lower rates should also enhance earnings in fiscal 2004.

2	World Acceptance Corporation

To Our Shareholders

Gross loans receivable, our primary earning asset, increased to $266.8 million at March 31, 2003, up 17.9% over the $226.3 million outstanding at the end of fiscal 2002. Total loan volume grew to $763.8 million during the fiscal year, representing over 1,112,000 separate loan transactions. At the end of the fiscal year, we had open accounts with approximately 407,000 customers.

The growth in our loan portfolio continues to be the result of our expanding branch network through de novo openings and acquisitions, as well as through the introduction of new products. During fiscal 2003, we opened 12 new offices and acquired 21 offices. Four offices were merged or sold to improve our operating efficiency in certain markets. This resulted in a net increase of 29 new offices during the year and 470 offices in operation at March 31, 2003.

Acquisitions added approximately $22.6 million in gross loan balances and over 19,900 new customers in 42 separate transactions during fiscal 2003. One of these acquisitions expanded our presence into Alabama. Alabama offers an excellent growth opportunity for us over the next several years. We believe there are numerous potential locations in this state and others, which are conducive to our type of small loans. Our plans are to continue the branch expansion program, adding at least 25 new offices in each of the next two fiscal years. We continue to evaluate potential acquisitions and believe the current economic environment should provide continuing acquisition opportunities in fiscal 2004 and beyond.

During fiscal 2003 we continued to focus on adding larger loans to diversify our portfolio. This category of loans grew by 24.4% during the year, primarily due to acquisitions. At March 31, 2003, this class of loans amounted to approximately $75.3 million in gross balances and represented 28.2% of the total loans outstanding. These loans provide lower expense and loss ratios, and generally allow the sale of credit insurance and other ancillary products. They are, therefore, very profitable notwithstanding their lower loan yields. While the Company does not intend to change its primary lending focus from its small loan business, it does plan to continue to expand the larger loan product line as part of its ongoing growth strategy.

World Acceptance Corporation	3

To Our Shareholders

Loan losses continue to be a challenge for your company. Last year our charge-off percentage declined slightly to 14.7% of average loans compared with 14.8% in the prior year. We were pleased to see this slight decline for the year, as losses had been rising for the past several years. We believe that our focus on reducing employee turnover is beginning to pay dividends, as this is a relationship business and retaining employees is crucial to improved performance.

Our computer subsidiary, ParaData Financial Systems, contributed $2.3 million in net revenue and $486,000 in pretax earnings in fiscal 2003. Although ParaData’s pretax earnings were down from $773,000 the prior fiscal year, it continues to fulfill its primary function, which is to provide to us one of the best data processing systems available in the consumer finance industry at very little net cost to the Company.

Our income tax return preparation and electronic filing business has grown from 16,000 returns in fiscal 2000 to over 45,000 returns during the most recent fiscal year. Our net revenues from this business have quadrupled from approximately $1.0 million to approximately $4.0 million over this same period. We remain enthusiastic about the continued growth of this business due to its excellent fit with our customer base, more experience in preparing returns by our branch staff and the timing of this program. The majority of this business is conducted during the six weeks from mid-January to the end of February, our least busy time for regular loan production.

I will be retiring as Chief Executive Officer at this year’s Annual Meeting of the Shareholders. I will continue as Chairman of the Board of Directors and day-to-day direction of the Company will be led by your president, Mr. Doug Jones. I have worked closely with Doug for the past four years and am very confident that through his leadership your Company will continue the excellent performance that you have come to expect. Thank you for your support over the last twelve years and please continue to give this same level of support to Doug.

On behalf of the directors, management, and all of our more than 1,640 dedicated and loyal employees, many of whom are also shareholders, I thank you for your support and continued interest in World Acceptance Corporation.

Sincerely,

Charles D. Walters

Chairman and

Chief Executive Officer

4	World Acceptance Corporation

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(Dollars in thousands, except per share amounts)

	Years Ended March 31,
	2003	2002	2001	2000	1999
Statement of Operations Data:
Interest and fee income	$133,256	$117,193	$103,412	$89,052	$80,677
Insurance commissions and other income	22,415	19,362	17,132	16,224	11,085

Total revenues	155,671	136,555	120,544	105,276	91,76227

Provision for loan losses	29,570	25,688	19,749	15,697	11,707
Legal expense (1)	916	449	416	183	5,845
Other general and administrative expenses	84,841	74,969	67,848	61,652	57,788
Interest expense	4,493	5,415	8,260	6,015	5,534

Total expenses	119,820	106,521	96,273	83,547	80,874

Income before income taxes	35,851	30,034	24,271	21,729	10,888
Income taxes	12,987	10,695	8,670	7,560	3,568

Net income (1)	$22,864	$19,339	$15,601	$14,169	$7,320

Net income per common share (diluted) (1)	$1.25	$1.00	$83	$74	$38

Diluted weighted average common equivalent shares	18,305	19,340	18,840	19,155	19,213

Balance Sheet Data (end of period):
Loans receivable	$203,175	$172,637	$162,389	$135,660	$117,339
Allowance for loan losses	(15,098)	(12,926)	(12,032)	(10,008)	(8,769)

Loans receivable, net	188,077	159,711	150,357	125,652	108,570
Total assets	228,317	195,247	183,160	153,473	133,470
Total debt	102,532	83,382	91,632	78,382	71,632
Shareholders’ equity	116,041	102,433	82,727	68,192	54,692

Other Operating Data:
As a percentage of average loans receivable:
Provision for loan losses	15.3%	14.8%	12.6%	12.3%	10.4%
Net charge-offs	14.7%	14.8%	12.0%	12.0%	9.7%
Number of offices open at year-end	470	441	420	410	379

(1)	The Company recorded a legal settlement of $5.4 million in fiscal 1999.

World Acceptance Corporation	5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company’s financial performance continues to be dependent in large part upon the growth in its outstanding loans receivable, the ongoing introduction of new products and services for marketing to its customer base, the maintenance of loan quality and acceptable levels of operating expenses. Since March 31, 1998, gross loans receivable have increased at a 15.4% annual compounded rate from $130.6 million to $266.8 million at March 31, 2003. The increase reflects both the higher volume of loans generated through the Company’s existing offices and the contribution of loans generated from new offices opened or acquired over the period. During this same five-year period, the Company has grown from 360 offices to 470 offices as of March 31, 2003. The Company plans to open or acquire at least 25 new offices in each of the next two fiscal years.

The Company continues to identify new products and services for marketing to its customer base. In addition to new insurance-related products, which have been introduced in selected states over the last several years, the Company sells and finances electronic items and appliances to its existing customer base. This program is called the “World Class Buying Club.” Total loan volume under this program amounted to $6.2 million during fiscal 2003, a 37.6% increase from the prior fiscal year. While this represents less than 1% of the Company’s total loan volume, it remains a very profitable program, which the Company plans to continue to emphasize in fiscal 2004 and beyond.

The Company’s ParaData Financial Systems subsidiary provides data processing systems to 116 separate finance companies, including the Company, and currently supports approximately 1,055 individual branch offices in 44 states. ParaData’s revenue is highly dependent upon its ability to attract new customers, which often requires substantial lead time, and as a result its revenue may fluctuate greatly from year to year. During fiscal 2003, its net revenues from system sales and support amounted to $2.3 million, a 10.1% decrease from the $2.5 million in fiscal 2002. As a result, ParaData’s pretax income contribution to the Company also fluctuates greatly and was $486,000, $773,000, and $1.0 million, in fiscal 2003, fiscal 2002, and fiscal 2001, respectively. ParaData’s net revenue and resulting net contribution to the Company will continue to fluctuate on a year to year basis, but management believes this business should remain very profitable over the long term. Additionally, and more importantly, ParaData continues to provide state-of-the-art data processing support for the Company’s in-house integrated computer system at little or no net costs to the Company.

Since fiscal 1997, the Company has expanded its product line to include larger balance, lower risk, and lower yielding individual consumer loans. These loans typically average $2,500 to $3,000, with terms of 18 to 24 months compared to $300 to $500, with 8 to 12 month terms for the smaller loans. The Company offers these loans in all states except Texas, where they are not profitable under our lending criteria and strategy. Additionally, the Company has purchased numerous larger loan offices and has made several bulk purchases of larger loans receivable. As of March 31, 2003, the larger loan category amounted to approximately $75.3 million of gross loans receivable, a 24.4% increase over the balance outstanding at March 31, 2002. As a result of these efforts, this portfolio has grown to 28.2 % of the total loan balances as of the end of the fiscal year. Management believes that these loans provide lower expense and loss ratios, thus providing positive contributions. While the Company does not intend to change its primary lending focus from its small-loan business, it does intend to continue expanding the larger loan product line as part of its ongoing growth strategy.

In fiscal 1999, the Company tested an income tax return preparation and refund anticipation loan program in 40 of its offices. Based on the results of this test, the Company expanded this program in fiscal 2000 into substantially all of its offices. Since that time, the program has grown dramatically, with the Company preparing approximately 16,000 returns, 34,000 returns, 40,000 returns, and 45,000 returns in fiscal 2000, 2001, 2002, and 2003, respectively. Net revenue generated by the Company from this program during this four-year period rose from approximately $1.0 million in fiscal 2000, to approximately $4.0 million in fiscal 2003. The Company believes that this profitable business provides a beneficial service to its existing customer base and plans to promote and expand the program in the future.

6	World Acceptance Corporation

Management’s Discussion and Analysis

The following table sets forth certain information derived from the Company’s consolidated statements of operations and balance sheets, as well as operating data and ratios, for the periods indicated.

	Years Ended March 31,
	2003	2002	2001
	(Dollars in thousands)
Average gross loans receivable (1)	$257,595	228,400	204,789
Average loans receivable (2)	193,898	173,192	156,850

Expenses as a percentage of total revenue:
Provision for loan losses	19.0%	18.8%	16.4%
General and administrative	55.1%	55.2%	56.6%
Total interest expense	2.9%	4.0%	6.9%

Operating margin (3)	25.9%	26.0%	27.0%
Return on average assets	10.4%	9.9%	8.8%

Offices opened and acquired, net	29	21	10
Total offices (at period end)	470	441	420

(1)	Average gross loans receivable have been determined by averaging month-end gross loans receivable over the indicated period.
(2)	Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.
(3)	Operating margin is computed as total revenues less provision for loan losses and general and administrative expenses as a percentage of total revenues.

Comparison of Fiscal 2003 Versus Fiscal 2002

Net income amounted to $22.9 million during fiscal 2003, an 18.2% increase over the $19.3 million earned during fiscal 2002. This increase resulted from an increase in operating income (revenue less provision for loan losses and general and administrative expense) of $4.9 million, or 13.8%, combined with a decrease in interest expense and partially offset by an increase in income taxes.

Interest and fee income during fiscal 2003 increased by $16.1 million, or 13.7%, over fiscal 2002. This increase resulted from an increase of $20.7 million, or 12.0%, in average loans receivable between the two fiscal years. The increase in average loans receivable, especially the larger loans, was partially due to several acquisitions during the year. The Company acquired approximately $16.7 million in net loans in 42 separate transactions during fiscal 2003.

Insurance commissions and other income increased by $3.1 million, or 15.8%, over the two fiscal years. Insurance commissions increased by $1.8 million, or 20.8%, as a result of the increase in loan volume in states where credit insurance may be sold. Other income increased by $1.2 million, or 11.7%, over the two years.

Total revenues increased to $155.7 million in fiscal 2003, a $19.1 million, or 14.0%, increase over the $136.6 million in fiscal 2002. Revenues from the 412 offices open throughout both fiscal years increased by 8.5%. At March 31, 2003, the Company had 470 offices in operation, an increase of 29 net offices from March 31, 2002.

The provision for loan losses during fiscal 2003 increased by $3.9 million, or 15.1%, from the previous year. This increase resulted from a combination of increases in both the general allowance for loan losses and the amount of loans charged off. Net charge-offs for fiscal 2003 amounted to $28.4 million, a 10.8% increase over the $25.7 million charged off during fiscal 2002, and net charge-offs as a percentage of average loans declined slightly from 14.8% to 14.7% when comparing the two annual periods.

General and administrative expenses during fiscal 2003 increased by $10.3 million, or 13.7%, over the previous fiscal year. This increase was due primarily to costs associated with the new offices opened or acquired during the fiscal year. General and administrative expenses, when divided by average open offices, increased by 6.8% when comparing the two fiscal years and, overall, general and administrative expenses as a percent of total revenues decreased from 55.2% in fiscal 2002 to 55.1% during fiscal 2003.

World Acceptance Corporation	7

Management’s Discussion and Analysis

Interest expense decreased by $922,000, or 17.0%, during fiscal 2003, as compared to the previous fiscal year as a result of the continued decline in interest rates.

The Company’s effective income tax rate increased to 36.2% during fiscal 2003 from 35.6% during the previous fiscal year. This increase resulted primarily from increased state income taxes.

Comparison of Fiscal 2002 Versus Fiscal 2001

Net income was $19.3 million in fiscal 2002, a $3.7 million, or 24.0%, increase over the $15.6 million earned during fiscal 2001. This increase resulted from an increase in operating income of $2.9 million, or 9.0%, combined with a reduction in interest expense of $2.8 million, or 34.4%, offset by an increase of $2.0 million in income taxes.

Interest and fee income during fiscal 2002 increased by $13.8 million, or 13.3%, over fiscal 2001. This increase resulted primarily from an increase of $16.3 million, or 10.4%, in average loans receivable between the two fiscal years. The increase in interest and fee income was also aided by favorable changes in state laws and regulations in three states during the past 21 months. In Tennessee, on loans less than $1,000, the interest and fees allowed were substantially increased, while the sale of credit insurance and other ancillary products was eliminated. In Texas, the $10 initial charge was made non-refundable. In Georgia, there was an increase in the monthly maintenance charge and the allowed late charge, as well as a change in the restricted period on loan renewals. While these changes became effective during fiscal 2001, they were in force during the entire fiscal 2002, contributing to the increase in loan yields over the two fiscal periods.

Insurance commissions and other income amounted to $19.4 million in fiscal 2002, a $2.2 million, or 13.0%, increase over the $17.1 million earned in fiscal 2001. Insurance commissions increased by $280,000, or 3.3%, and other income increased by $1.9 million, or 22.4%. The increase in insurance commissions resulted from the growth in the loan portfolio in Kentucky, where credit insurance is sold in conjunction with the loan, partially offset by the elimination of credit insurance on loans less than $1,000 in Tennessee. The increase in other income was due primarily to the introduction of certain ancillary products, such as motor club and accidental death insurance in Kentucky during fiscal 2002, combined with an increase of approximately $1.4 million in net fees from the tax preparation program.

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

General and administrative expenses increased by $7.2 million, or 10.5%, over the two fiscal years. The Company’s profitability benefited by improved expense ratios as total general and administrative expense as a percent of total revenues decreased from 56.6% in fiscal 2001 to 55.2% in fiscal 2002. This ratio improved because the average general and administrative expense per open office rose by 7.5% over the two fiscal years, while the average revenue increased 10.3%.

Interest expense was $5.4 million in fiscal 2002, a decrease of $2.8 million, or 34.4%, from $8.3 million in fiscal 2001. This decrease was due to the reduction in interest rates during the year. Average debt outstanding increased by 0.6% over the two fiscal years. Because a major portion of the Company’s debt is floating rate, the Company benefited greatly by the reduction in interest rates during fiscal 2002.

The Company’s effective income tax rate remained approximately the same at 35.7% and 35.6% during fiscal 2001 and 2002, respectively.

8	World Acceptance Corporation

Management’s Discussion and Analysis

Critical Accounting Policies

The Company’s accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the finance company industry. The significant accounting policies used in the preparation of the consolidated financial statements are discussed in Note 1 to the consolidated financial statements. Certain critical accounting policies involve significant judgment by the Company’s management, including the use of estimates and assumptions which affect the reported amounts of assets, liabilities, revenues, and expenses. As a result, changes in these estimates and assumptions could significantly affect the Company’s financial position and results of operations. The Company considers its policies regarding the allowance for loan losses to be its most critical accounting policy due to the significant degree of management judgment. The Company has developed policies and procedures for assessing the adequacy of the allowance for loan losses which takes into consideration various assumptions and estimates with respect to the loan portfolio. The Company’s assumptions and estimates may be affected in the future by changes in economic conditions, among other factors. For additional discussion concerning the allowance for loan losses, see “Credit Quality” below.

Credit Quality

The Company’s delinquency and net charge-off ratios reflect, among other factors, changes in the mix of loans in the portfolio, the quality of receivables, the success of collection efforts, bankruptcy trends and general economic conditions.

Delinquency is computed on the basis of the date of the last full contractual payment on a loan (known as the recency method) and on the basis of the amount past due in accordance with original payment terms of a loan (known as the contractual method). Management closely monitors portfolio delinquency using both methods to measure the quality of the Company’s loan portfolio and the probability of credit losses.

The following table classifies the gross loans receivable of the Company that were delinquent on a recency and contractual basis for at least 60 days at March 31, 2003, 2002, and 2001:

	At March 31,
	2003	2002	2001
	(Dollars in thousands)
Recency basis:
60-89 days past due	$4,960	4,010	3,213
90 days or more past due	1,661	1,627	1,624

Total	$6,621	5,637	4,837

Percentage of period-end gross loans receivable	2.5%	2.5%	2.3%

Contractual basis:
60-89 days past due	$6,169	5,111	4,297
90 days or more past due	5,060	4,708	4,080

Total	$11,229	9,819	8,377

Percentage of period-end gross loans receivable	4.2%	4.3%	4.0%

Loans are charged off at the earlier of when such loans are deemed to be uncollectible or when six months have elapsed since the date of the last full contractual payment. The Company’s charge-off policy has been consistently applied, and no significant changes have been made to the policy during the periods reported. Management considers the charge-off policy when evaluating the appropriateness of the allowance for loan losses.

At the end of fiscal 2003, the Company experienced a slight decrease in contractual delinquency from 4.3% at March 31, 2002 to 4.2% at the end of the current fiscal year. On a recency basis, delinquency remained flat at 2.5% at the end of the two fiscal years. Additionally, charge-offs as a percent of average loans decreased from 14.8% in fiscal 2002 to 14.7% in fiscal 2003.

World Acceptance Corporation	9

Management’s Discussion and Analysis

In fiscal 2003, approximately 86.6% of the Company’s loans were generated through renewals of outstanding loans and the origination of new loans to previous customers. A renewal represents a new loan transaction with a present customer in which a portion of the new loan proceeds is used to repay the balance of an existing loan and the remaining portion is advanced to the customer. For fiscal 2001, 2002, and 2003, the percentages of the Company’s loan originations that were renewals of existing loans were 78.5%, 79.0%, and 77.1%, respectively. The Company’s renewal policies are determined based on state regulations and customer payment history. A renewal is considered a current renewal if the customer is no more than 45 days delinquent on a contractual basis. Delinquent renewals may be extended to customers that are more than 45 days past due on a contractual basis if the customer completes a new application and the manager believes that the customer’s ability and intent to repay has improved. It is the Company’s policy to not renew delinquent loans in amounts greater than the original amounts financed. In all cases, a customer must complete a new application every two years. During fiscal 2003, delinquent renewals represented less than 3% of the Company’s total loan volume.

Charge-offs, as a percentage of loans made by category, are greatest on loans made to new borrowers and less on loans made to former borrowers and renewals. This is as expected due to the payment history experience available on repeat borrowers. However, as a percentage of total loans charged off, renewals represent the greatest percentage due to the volume of loans made in this category. The following table depicts the charge-offs as a percent of loans made by category and as a percent of total charge-offs during fiscal 2003:

	Loan Volume by Category	Percent of Total Charge- offs	Percent of Loans Made
Renewals	77.1%	69.7%	5.9%
Former Borrowers	9.5%	5.7%	3.9%
New Borrowers	13.4%	24.6%	10.5%

	100.0%	100.0%

The Company maintains an allowance for loan losses in an amount that, in management’s opinion, is adequate to cover losses inherent in the existing loan portfolio. The Company charges against current earnings, as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover probable losses of principal. When establishing the allowance for loan losses, the Company takes into consideration the growth of the loan portfolio, the mix of the loan portfolio, current levels of charge-offs, current levels of delinquencies, and current economic factors. In accordance with Statement of Accounting Standards No. 5 “Accounting for Contingencies” (SFAS No. 5), the Company accrues an estimated loss if it is probable and can be reasonably estimated. It is probable that there are losses in the existing portfolio. To estimate the losses, the Company uses historical information for net charge-offs and average loan life by loan type. This methodology is based on the fact that many customers renew their loans prior to the contractual maturity. Average contractual loan terms are approximately nine months and the average life is approximately four months. Based on this methodology, the Company had an allowance for loan losses that approximated six months of average net charge-offs at March 31, 2003 and March 31, 2002, and eight months of average net charge-offs at March 31, 2001. Therefore, at each year end the Company had an allowance for loan losses that covers estimated losses for its existing loans based on historical charge-offs and average lives. In addition, the entire loan portfolio turns over approximately 3.5 times during a typical twelve-month period. Therefore, a large percentage of loans that are charged off during any fiscal year are not on the Company’s books at the beginning of the fiscal year. The Company believes that it is not appropriate to provide for losses on loans that have not been originated, that twelve months of net charge-offs is not needed in the allowance, and that the methodology employed is in accordance with generally accepted accounting principles.

For the years ended March 31, 2003, 2002 and 2001, the Company recorded adjustments of approximately $1.0 million, $889,000 and $1.0 million, respectively, to the allowance for loan losses in connection with our acquisitions in accordance generally accepted accounting principles. These adjustments represent the allowance for loan losses on acquired loans.

10	World Acceptance Corporation

Management’s Discussion and Analysis

The Company records acquired loans at fair value based on current interest rates, less allowances for uncollectibility and collection costs. The Company normally records all acquired loans on its books, however, the acquired loan portfolios generally include some loans that the Company deems uncollectible but which do not have an allowance assigned to them. An allowance for loan losses is then estimated based on a review of the loan portfolio, considering delinquency levels, charge-offs, loan mix and other current economic factors. The Company then records the acquired loans at their gross value and records the related allowance for loan losses as an adjustment to their allowance for loan losses. This is reflected as purchase accounting acquisitions in the table below. Subsequent charge-offs related to acquired loans are reflected in the purchase accounting acquisition adjustment in the year of acquisition.

The Company believes that its allowance for loan losses is adequate to cover losses in the existing portfolio at March 31, 2003.

The following is a summary of the changes in the allowance for loan losses for the years ended March 31, 2003, 2002, and 2001:

	March 31,
	2003	2002	2001
Balance at the beginning of the year	$12,925,644	12,031,622	10,008,257
Provision for loan losses	29,569,889	25,687,989	19,748,604
Loan losses	(30,987,772)	(27,774,830)	(20,433,464)
Recoveries	2,541,785	2,092,032	1,682,681
Purchase accounting acquisitions	1,048,234	888,831	1,025,544

Balance at the end of the year	$15,097,780	12,925,644	12,031,622

Allowance as a percentage of loans receivable	7.4%	7.5%	7.4%
Net charge-offs as a percentage of average loans receivable (1)	14.7%	14.8%	12.0%

(1)	Average loans receivable have been determined by averaging month-end gross loans receivable less unearned interest and deferred fees over the indicated period.

Quarterly Information and Seasonality

The Company’s loan volume and corresponding loans receivable follow seasonal trends. The Company’s highest loan demand typically occurs from October through December, its third fiscal quarter. Loan demand has generally been the lowest and loan repayment highest from January to March, its fourth fiscal quarter. Loan volume and average balances typically remain relatively level during the remainder of the year. This seasonal trend affects quarterly operating performance through corresponding fluctuations in interest and fee income and insurance commissions earned and the provision for loan losses recorded, as well as fluctuations in the Company’s cash needs. Consequently, operating results for the Company’s third fiscal quarter generally are significantly lower than in other quarters and operating results for its fourth fiscal quarter significantly higher than in other quarters.

The following table sets forth, on a quarterly basis, certain items included in the Company’s unaudited consolidated financial statements and shows the number of offices open during fiscal years 2002 and 2003.

	At or for the Three Months Ended
	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003
	(Dollars in thousands)
Total revenues	$30,394	31,324	34,765	40,072	34,819	36,146	39,034	45,672
Provision for loan losses	5,204	6,902	8,572	5,010	6,363	7,605	10,209	5,393
General and administrative expenses	17,958	17,274	20,277	19,910	20,186	20,205	22,451	22,915
Net income	3,655	3,673	3,039	8,972	4,668	4,624	3,352	10,220
Gross loans receivable	$221,714	228,878	257,243	226,307	247,203	255,187	300,751	266,753
Number of offices open	424	434	441	441	454	461	470	470

World Acceptance Corporation	11

Management’s Discussion and Analysis

Current Accounting Issues

Goodwill and Other Intangible Assets

Effective April 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. Instead, these amounts are tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

In connection with the transitional goodwill, SFAS 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of April 1, 2002. To accomplish this, the Company had to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company had until September 30, 2002 to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired, and a second step of this transitional impairment test must be performed. In the second step, the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”), is compared to its carrying amount, both of which would be measured as of April 1, 2002. Upon completion of the Company’s analysis of the fair value of its intangible assets, management determined that the fair value of the reporting unit exceeded its carrying value.

Following the April 1, 2002 adoption of SFAS 142, the Company had unamortized goodwill in the amount of $774,000 and unamortized identifiable intangible assets in the amount of $13.2 million related to loan office purchases. Under SFAS 142, the goodwill will no longer be amortized. Amortization expense related to goodwill was $166,000 ($107,000 after tax) for 2002 and 2001. The company will continue to amortize the identifiable intangible assets, which relates to non-compete agreements and customer lists.

The following presents the details for goodwill amortization expense and net income (in thousands, except share data) for the years ended March 31:

	2003	2002	2001
Net income	$22,864	19,339	15,601
Amortization of goodwill, net of tax	—	107	107

Adjusted net income	22,864	19,446	15,708

Net income per common share, basic	$1.28	1.03	.84
Amortization of goodwill, net of tax	—	01	—

Adjusted net income per common share, basic	1.28	1.04	.84

Net income per common share, diluted	$1.25	1.00	.83
Amortization of goodwill, net of tax	—	01	—

Adjusted net income per common share, diluted	1.25	1.01	.83

Accounting for the Impairment of Long-Lived Assets

Effective April 1, 2002, the Company adopted SFAS 144, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”

12	World Acceptance Corporation

Management’s Discussion and Analysis

Reclassification of Losses on Early Extinguishment of Debt

In April 2002, the FASB issued SFAS No. 145, “Recission of FASB Statements No. 4, 44, and 64, Amendments of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt,” and an amendment of SFAS 4, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS 145 requires that gains and losses from extinguishments of debt should be classified as an extraordinary item only if they meet the criteria of FASB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“FASB Opinion 30”). Applying the provisions of FASB Opinion 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item.

The provisions of SFAS 145 are effective for financial statements issued for fiscal years beginning after May 15, 2002, and interim periods within those fiscal years, and early adoption is encouraged. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in FASB Opinion 30 for classification as an extraordinary item will be reclassified. The adoption of SFAS 145 had no impact on the financial statements of the Company.

Accounting for Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Those costs include, but are not limited to, the following: a) termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract (hereinafter referred to as one-time termination benefits); b) costs to terminate a contract that is not a capital lease; and c) costs to consolidate facilities or relocate employees. This Statement does not apply to costs associated with the retirement of a long-lived asset covered by SFAS No. 143, “Accounting for Asset Retirement Obligations.” A liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met in accordance with FASB Concepts Statements No. 6, “Elements of Financial Statements.” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

Recently Issued Accounting Pronouncements

Accounting for Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 clarifies that a guarantor is required to disclose (a) the nature of the guarantee; (b) the maximum potential amount of future payments under the grantee; (c) the carrying amount of the liability; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the obligation it has undertaken in issuing the guarantee at its inception.

World Acceptance Corporation	13

Management’s Discussion and Analysis

The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements ending after December 15, 2002. The Company adopted the initial recognition and initial measurement provisions of FIN 45 effective as of January 1, 2003, and adopted the disclosure requirements effective as of March 31, 2003.

Accounting for Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, (“FIN 46”), “Consolidation of Variable Interest Entities,” which addresses consolidation by business enterprises of variable interest entities. Under FIN 46, an enterprise that holds significant variable interest in a variable interest entity but is not the primary beneficiary is required to disclose the nature, purpose, size, and activities of the variable interest entity, its exposure to loss as a result of the variable interest holder’s involvement with the entity, and the nature of its involvement with the entity and date when the involvement began. The primary beneficiary of a variable interest entity is required to disclose the nature, purpose, size, and activities of the variable interest entity, the carrying amount and classification of consolidated assets that are collateral for the variable interest entity’s obligations, and any lack of recourse by creditors (or beneficial interest holders) of a consolidated variable interest entity to the general creditors (or beneficial interest holders) of a consolidated variable entity to the general creditor of the primary beneficiary. FIN 46 is effective for the first fiscal year or interim period beginning after June 15, 2003. The impact to the Company upon adoption is not expected to be material.

Accounting for Loans or Certain Debt Securities Acquired in a Transfer

Statement of Position 03-1 (“SOP 03-01”) “Accounting for Loans or Certain Debt Securities Acquired in a Transfer” addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (“loans”) acquired in purchase business combinations and applies to all nongovernmental entities. SOP 03-1 limits the yield that may be accreted to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows over the investor’s initial investment in the loan. SOP 03-1 requires that the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual, or valuation allowance. SOP 03-1 prohibits investors from displaying the accretable yield and non-accretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally would be recognized prospectively through adjustment of the loan’s yield over its remaining life. Deceases in cash flows expected to be collected would be recognized as an impairment.

For loans acquired in a transfer, whether or not there is a concern about credit quality, SOP 03-1 prohibits “carry over” or creation of valuation allowances in the initial accounting. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-1 is effective for transfers of loans acquired in fiscal years beginning after December 15, 2003, with early adoption encouraged.

Liquidity and Capital Resources

The Company has financed its operations, acquisitions and office expansion through a combination of cash flow from operations and borrowings from its institutional lenders. The Company has generally applied its cash flow from operations to fund its increasing loan volume, fund acquisitions, repay long-term indebtedness, and repurchase its common stock. As the Company’s gross loans receivable increased from $173.6 million at March 31, 2000 to $266.8 million at March 31, 2003, net cash provided by operating activities for fiscal years 2001, 2002, and 2003 was $39.1 million, $48.3 million, and $55.1 million, respectively.

The Company’s primary ongoing cash requirements relate to the funding of new offices and acquisitions, the overall growth of loans outstanding, the repayment of long-term indebtedness and the repurchase of its common stock. The Company repurchased 1,986,000 shares of its common stock under its repurchase program, for an aggregate purchase price of approximately $16.0 million, between February 1996 and October 1996. Because of certain loan agreement restrictions, the Company suspended its stock repurchases in October 1996. The stock repurchase program was reinstated in January 2000, and 144,000 shares were repurchased in fiscal 2000, 275,000

14	World Acceptance Corporation

Management’s Discussion and Analysis

shares in fiscal 2001, 252,000 shares in fiscal 2002 and 1,623,549 shares in fiscal 2003 for respective aggregate purchase prices of $724,000, $1,434,000, $2,179,000 and $12,000,000. The Company believes stock repurchases to be a viable component of the Company’s long-term financial strategy and an excellent use of excess cash when the opportunity arises. In addition, the Company plans to open or acquire at least 25 new offices in each of the next two fiscal years. Expenditures by the Company to open and furnish new offices generally averaged approximately $20,000 per office during fiscal 2003. New offices have also required from $100,000 to $400,000 to fund outstanding loans receivable originated during their first 12 months of operation.

The Company acquired 21 offices and a number of loan portfolios from competitors in eight states in 42 separate transactions during fiscal 2003. Gross loans receivable purchased in these transactions were approximately $22.6 million in the aggregate at the dates of purchase. The Company believes that attractive opportunities to acquire new offices or receivables from its competitors or to acquire offices in communities not currently served by the Company will continue to become available as conditions in local economies and the financial circumstances of owners change.

The Company has a $125.0 million base credit facility with a syndicate of banks. In addition to the base revolving credit commitment, there is a $15 million seasonal revolving credit commitment available November 15 of each year through March 31 of the immediately succeeding year to cover the increase in loan demand during this period. The credit facility will expire on September 30, 2004. Funds borrowed under the revolving credit facility bear interest, at the Company’s option, at either the agent bank’s prime rate per annum or the LIBOR rate plus 1.85% per annum. At March 31, 2003, the interest rate on borrowings under the revolving credit facility was 3.18%. The Company pays a commitment fee equal to 0.375% per annum of the daily unused portion of the revolving credit facility. Amounts outstanding under the revolving credit facility may not exceed specified percentages of eligible loans receivable. On March 31, 2003, $98.1 million was outstanding under this facility, and there was $26.9 million of unused borrowing availability under the borrowing base limitations.

The Company is currently in negotiations with its banks to extend the maturity date of its credit facility to September 30, 2005 and to increase the amount available under its base commitment. The Company does not anticipate any problems in getting these changes approved, but will not know definitely until some time in the second quarter of fiscal 2004.

The Company has $4.0 million of senior subordinated secured notes with an insurance company. These notes mature in annual installments of $2.0 million on June 30, 2003 and 2004, and bear interest at 10.0%, payable quarterly. The notes were issued at a discounted price equal to 99.6936% and may be prepaid subject to certain prepayment penalties. Borrowings under the revolving credit facility and the senior subordinated notes are secured by a lien on substantially all the tangible and intangible assets of the Company and its subsidiaries pursuant to various security agreements.

The Company’s credit agreements contain a number of financial covenants, including minimum net worth and fixed charge coverage requirements. The credit agreements also contain certain other covenants, including covenants that impose limitations on the Company with respect to (i) declaring or paying dividends or making distributions on or acquiring common or preferred stock or warrants or options; (ii) redeeming or purchasing or prepaying principal or interest on subordinated debt; (iii) incurring additional indebtedness; and (iv) entering into a merger, consolidation or sale of substantial assets or subsidiaries. The senior subordinated notes are also subject to prepayment penalties. The Company was in compliance with these agreements at March 31, 2003 and does not believe that these agreements will materially limit its business and expansion strategy.

World Acceptance Corporation	15

Management’s Discussion and Analysis

The following table summarizes the Company’s contractual cash obligations by period (in thousands):

	Fiscal Year Ended March 31,
	2004	2005	2006	2007	2008	Thereafter	Total
Maturities of Notes Payable	$2,482	100,050	—	—	—	—	102,532
Minimum Lease Payments	3,841	2,405	1,019	177	59	32	7,533

Total	$6,323	102,455	1,019	177	59	32	110,065

The Company believes that cash flow from operations and borrowings under its revolving credit facility will be adequate to fund the expected cost of opening or acquiring new offices, including funding initial operating losses of new offices and funding loans receivable originated by those offices and the Company’s other offices and the scheduled repayment of the senior subordinated notes. Management is not currently aware of any trends, demands, commitments, events or uncertainties that it believes will result in, or are reasonably likely to result in, the Company’s liquidity increasing or decreasing in any material way. From time to time, the Company has needed and obtained, and expects that it will continue to need on a periodic basis, an increase in the borrowing limits under its revolving credit facility. The Company has successfully obtained such increases in the past and anticipates that it will be able to do so in the future as the need arises; however, there can be no assurance that this additional funding will be available (or available on reasonable terms) if and when needed.

Quantitative and Qualitative Disclosures About Market Risk

The Company’s financial instruments consist of the following: cash, loans receivable, senior notes payable and subordinated notes payable. Fair value approximates carrying value for all of these instruments. Loans receivable are originated at prevailing market rates and have an average life of approximately four months. Given the short-term nature of these loans, they are continually repriced at current market rates. Our revolving credit facility has a variable rate based on a margin over LIBOR and reprices with any changes in LIBOR. The interest rate on the subordinated notes is 10%, which is considered to be a market rate for this type of instrument. The Company’s outstanding debt under its revolving credit facility was $98.1 million at March 31, 2003. Interest on borrowings under this facility is based, at the Company’s option, on the prime rate or LIBOR plus 1.85%. Based on the outstanding balance at March 31, 2003, a change of 1% in the interest rate would cause a change in interest expense of approximately $981,000 on an annual basis.

Inflation

The Company does not believe that inflation has a material adverse effect on its financial condition or results of operations. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. While increases in operating costs would adversely affect the Company’s operations, the consumer lending laws of three of the ten states in which the Company operates allow indexing of maximum loan amounts to the Consumer Price Index. These provisions will allow the Company to make larger loans at existing interest rates in those states, which could partially offset the potential increase in operating costs due to inflation.

Legal Matters

At March 31, 2003, the Company and certain of its subsidiaries have been named as defendants in various legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, the Company believes that any such liability will not have a material adverse effect on the Company’s consolidated financial statements taken as a whole.

16	World Acceptance Corporation

Management’s Discussion and Analysis

Forward-Looking Statements

This annual report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may contain various “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act of 1934, that are based on management’s beliefs and assumptions, as well as information currently available to management. When used in this document, the words “anticipate,” “estimate,” “plan,” “expect,” “believe,” “may,” “will,” “should,” and similar expressions may identify forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company’s actual financial results, performance or financial condition may vary materially from those anticipated, estimated or expected. Among the key factors that could cause the Company’s actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements are the following: changes in interest rates; risks inherent in making loans, including repayment risks and value of collateral; recently enacted or proposed legislation; the timing and amount of revenues that may be recognized by the Company; changes in current revenue and expense trends (including trends affecting charge-offs); changes in the Company’s markets and general changes in the economy (particularly in the markets served by the Company); the unpredictable nature of litigation; and other matters discussed in this annual report and the Company’s filings with the Securities and Exchange Commission.

World Acceptance Corporation	17

CONSOLIDATED BALANCE SHEETS

	March 31,
	2003	2002
Assets
Cash	$4,022,686	3,222,266
Gross loans receivable	266,752,662	226,306,409
Less:
Unearned interest and deferred fees	(63,578,130)	(53,669,912)
Allowance for loan losses	(15,097,780)	(12,925,644)

Loans receivable, net	188,076,752	159,710,853
Property and equipment, net	8,297,859	6,920,824
Other assets, net	13,321,175	11,425,691
Intangible assets, net	14,598,808	13,967,315

	$228,317,280	195,246,949

Liabilities and Shareholders’ Equity
Liabilities:
Senior notes payable	98,050,000	76,900,000
Subordinated notes payable	4,000,000	6,000,000
Other note payable	482,000	482,000
Income taxes payable	2,047,017	2,615,536
Accounts payable and accrued expenses	7,697,233	6,816,033

Total liabilities	112,276,250	92,813,569

Shareholders’ equity:
Preferred stock, no par value
Authorized 5,000,000 shares, no shares issued or outstanding	—	—
Common stock, no par value
Authorized 95,000,000 shares; issued and outstanding 17,663,189 and 18,879,218 shares at March 31, 2003 and 2002, respectively	—	—
Additional paid-in capital	1,048,721	681,354
Retained earnings	114,992,309	101,752,026

Total shareholders’ equity	116,041,030	102,433,380

Commitments and contingencies
	$228,317,280	195,246,949

See accompanying notes to consolidated financial statements.

18	World Acceptance Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31,
	2003	2002	2001
Revenues:
Interest and fee income	$133,255,872	117,192,857	103,411,761
Insurance commissions and other income	22,414,951	19,362,244	17,131,920

Total revenues	155,670,823	136,555,101	120,543,681

Expenses:
Provision for loan losses	29,569,889	25,687,989	19,748,604

General and administrative expenses:
Personnel	55,537,903	48,454,298	43,878,217
Occupancy and equipment	9,026,611	8,225,000	7,627,080
Data processing	1,765,844	1,659,144	1,518,501
Advertising	5,755,145	4,929,249	3,967,213
Legal	916,288	448,654	415,594
Amortization of intangible assets	2,172,584	1,986,090	1,797,425
Other	10,582,817	9,715,740	9,060,353

	85,757,192	75,418,175	68,264,383
Interest expense	4,493,219	5,414,790	8,259,794

Total expenses	119,820,300	106,520,954	96,272,781

Income before income taxes	35,850,523	30,034,147	24,270,900
Income taxes	12,987,000	10,695,000	8,670,000

Net income	$22,863,523	19,339,147	15,600,900

Net income per common share:
Basic	$1.28	1.03	.84

Diluted	$1.25	1.00	.83

Weighted average shares outstanding:
Basic	17,860,101	18,786,529	18,670,597

Diluted	18,304,976	19,339,764	18,839,620

See accompanying notes to consolidated financial statements.

World Acceptance Corporation	19

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Additional Paid-in Capital	Retained Earnings	Total
Balances at March 31, 2000	$267,958	67,924,428	68,192,386

Proceeds from exercise of stock options (76,400 shares), including tax benefits of $41,355	367,161	—	367,161
Common stock repurchases (275,000 shares)	(321,464)	(1,112,449)	(1,433,913)
Net income	—	15,600,900	15,600,900

Balances at March 31, 2001	313,655	82,412,879	82,726,534

Proceeds from exercise of stock options (442,136 shares), including tax benefits of $526,469	2,546,634	—	2,546,634
Common stock repurchases (251,891 shares)	(2,178,935)	—	(2,178,935)
Net income	—	19,339,147	19,339,147

Balances at March 31, 2002	681,354	101,752,026	102,433,380

Proceeds from exercise of stock options (416,734 shares), including tax benefits of $392,945	2,745,120	—	2,745,120
Common stock repurchases (1,623,549 shares)	(2,377,753)	(9,623,240)	(12,000,993)
Net income	—	22,863,523	22,863,523

Balances at March 31, 2003	$1,048,721	114,992,309	116,041,030

See accompanying notes to consolidated financial statements.

20	World Acceptance Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,
	2003	2002	2001
Cash flows from operating activities:
Net income	$22,863,523	19,339,147	15,600,900
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	2,172,584	1,986,090	1,797,425
Amortization of loan costs and discounts	123,086	124,943	62,452
Provision for loan losses	29,569,889	25,687,989	19,748,604
Depreciation	1,726,424	1,712,251	1,569,905
Deferred tax benefit	(1,685,000)	(914,000)	(808,000)
Change in accounts:
Other assets, net	(333,570)	(802,517)	(819,170)
Income taxes payable	(175,574)	103,892	1,020,027
Accounts payable and accrued expenses	881,200	1,052,221	924,811

Net cash provided by operating activities	55,142,562	48,290,016	39,096,954

Cash flows from investing activities:
Increase in loans receivable, net	(41,272,627)	(24,272,545)	(28,815,645)
Net assets acquired from office acquisitions, primarily loans	(16,874,896)	(10,884,531)	(15,653,874)
Increase in intangible assets from acquisitions	(2,804,077)	(2,815,098)	(3,827,255)
Purchases of property and equipment, net	(2,891,724)	(1,979,310)	(1,340,245)

Net cash used by investing activities	(63,843,324)	(39,951,484)	(49,637,019)

Cash flows from financing activities:
Proceeds (repayment) of senior revolving notes payable, net	21,150,000	(6,250,000)	15,250,000
Repayment of subordinated notes payable	(2,000,000)	(2,000,000)	(2,000,000)
Proceeds from exercise of stock options	2,352,175	2,020,165	325,806
Repurchase of common stock	(12,000,993)	(2,178,935)	(1,433,913)

Net cash provided by (used in) financing activities	9,501,182	(8,408,770)	12,141,893

Increase (decrease) in cash	800,420	(70,238)	1,601,828
Cash at beginning of year	3,222,266	3,292,504	1,690,676

Cash at end of year	$4,022,686	3,222,266	3,292,504

See accompanying notes to consolidated financial statements.

World Acceptance Corporation	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Significant Accounting Policies

The Company’s accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the finance company industry. The following is a description of the more significant of these policies used in preparing the consolidated financial statements.

Nature of Operations

The Company is a small-loan consumer finance company head-quartered in Greenville, South Carolina that offers short-term small loans, medium-term larger loans, related credit insurance products and ancillary products and services to individuals who have limited access to other sources of consumer credit. It also offers income tax return preparation services and refund anticipation loans (through a third party bank) to is customer base and to others.

The Company also markets computer software and related services to finance companies through its ParaData Financial Systems (“ParaData”) subsidiary.

As of March 31, 2003, the Company operated 470 offices in South Carolina, Georgia, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, New Mexico, Kentucky and Alabama.

Principles of Consolidation

The consolidated financial statements include the accounts of World Acceptance Corporation and its wholly owned subsidiaries (the “Company”). Subsidiaries consist of operating entities in various states, ParaData, a software company acquired during fiscal 1994, and WAC Insurance Company, Ltd., a captive reinsurance company established in fiscal 1994. All significant intercompany balances and transactions have been eliminated in consolidation.

Business Segments

The Company reports operating segments in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. SFAS 131 requires that a public enterprise report a measure of segment profit or loss, certain specific revenue and expense items, segment assets information about the way that the operating segments were determined and other items.

The Company has one reportable segment, which is the consumer finance company. The other revenue generating activities of the Company, including the sale of insurance products, income tax preparation, buying club and the automobile club, are done in the existing branch network in conjunction with or as a compliment to the lending operation. There is no discrete financial information available for these activities and they do not meet the criteria under SFAS 131 to be reported separately.

ParaData provides data processing systems to 116 separate finance companies, including the Company. At March 31, 2003 and 2002, ParaData had total assets of $3,351,000, and $2,791,000, respectively, which represented less than 2.0% of total consolidated assets at each fiscal year end. Total net revenues (system sales and support) for ParaData for the years ended March 31, 2003, 2002 and 2001 were $2,268,000, $2,522,000 and $2,751,000, respectively, which represented less than 3% of consolidated revenue for each year. For the years ended March 31, 2003, 2002 and 2001, ParaData had income before income taxes of $486,000, $773,000, and $1,025,000, respectively. Although ParaData is an operating segment under SFAS 131, it does not meet the criteria to require separate disclosure.

22	World Acceptance Corporation

Notes to Consolidated Financial Statements

Loans and Interest Income

The Company is licensed to originate direct cash consumer loans in the states of Georgia, South Carolina, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, New Mexico, Kentucky and Alabama. During fiscal 2003 and 2002, the Company originated loans generally ranging up to $3,000, with terms of 24 months or less. Experience indicates that a majority of the direct cash consumer loans are renewed.

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

Allowance for Loan Losses

The Company maintains an allowance for loan losses in an amount that, in management’s opinion, is adequate to cover losses inherent in the existing loan portfolio. The Company charges against current earnings, as a provision for loan losses, amounts added to the allowance to maintain it at levels expected to cover probable losses of principal. When establishing the allowance for loan losses, the Company takes into consideration the growth of the loan portfolio, the mix of the loan portfolio, current levels of charge-offs, current levels of delinquencies, and current economic factors. The allowance for loan losses has an allocated and an unallocated component. The Company uses historical information for net charge-offs by loan type and average loan life by loan type to estimate the allocated component of the allowance for loan losses. This methodology is based on the fact that many customers renew their loans prior to the contractual maturity. Average contractual loan terms are approximately nine months and the average loan life is approximately four months. The allowance for loan loss model also reserves 100% of the principle on loans greater than 90 days past due on a recency basis. Loans are charged off at the earlier of when such loans are deemed to be uncollectible or when six months have elapsed since the date of the last full contractual payment. The Company’s charge-off policy has been consistently applied and no significant changes have been made to the policy during the periods reported. Management considers the charge-off policy when evaluating the appropriateness of the allowance for loan losses. The unallocated component of the allowance for loan losses is for probable losses inherent in the loan portfolio that are not captured in the allocated allowance and approximated $2.8 million and $2.0 million at March 31, 2003 and 2002, respectively.

The Company records acquired loans at fair value based on current interest rates, less allowances for uncollectibility and collection costs. The Company normally records all acquired loans on its books; however, the acquired loan portfolios generally include some loans that the Company deems uncollectible but which do not have an allowance assigned to them. An allowance for loan losses is then estimated based on a review of the loan portfolio, considering delinquency levels, charge-offs, loan mix and other current economic factors. The Company then records the acquired loans at their gross value and records the related allowance for loan losses as an adjustment to their allowance for loan losses. This is reflected as purchase accounting acquisitions. Subsequent charge-offs related to acquired loans are reflected in the purchase accounting acquisition adjustment in the year of acquisition.

At March 31, 2003 and 2002, there were no concentrations of loans in any local economy, type of property, or to any one borrower.

World Acceptance Corporation	23

Notes to Consolidated Financial Statements

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

Other Assets

Other assets include costs incurred in connection with originating long-term debt. Such remaining unamortized costs aggregated $171,564, and $120,116, at March 31, 2003 and 2002, respectively, and are amortized as interest expense over the life of the respective indebtedness.

Intangible Assets

Intangible assets include the cost of acquiring existing customers, the value assigned to noncompete agreements, and goodwill (the excess cost over the fair value of the net assets acquired). These assets are being amortized as follows: customer lists, 10 years; and non-compete agreements, the term of agreement, which approximates the estimated useful lives. Effective April 1, 2002, the Company ceased amortization of goodwill. Management periodically evaluates the recoverability of the unamortized balances of these assets and adjusts them as necessary.

The Company tests for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Potential impairment of goodwill exists when the carrying amount of a reporting unit exceeds its implied fair value. The fair value for each reporting unit is computed using one or a combination of the following three methods; income, market value, or cost method. The income method uses a discounted cash flow analysis to determine fair value by considering a reporting unit’s capital structure and applying a risk-adjusted discount rate to forecast earnings based on a capital asset pricing model. The model value method used recent transaction analysis or publicly traded comparable analysis for similar assets and liabilities to determine fair value. The cost method assumes the net assets of a recent business combination accounted for under the purchase method of accounting will be recorded at fair value if no event or circumstance has occurred triggering a decline in the value. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired, and a second step of impairment test will be performed. In the second step, the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities as if the reporting unit had been acquired in a business combination at the date of the impairment test, is compared to its carrying amount. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value. The loss recognized is limited to the carrying amount of goodwill. Once an impairment loss is recognized, future increases in fair value will not result in the reversal of previously recognized losses.

24	World Acceptance Corporation

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about the Fair Value of Financial Instruments” requires disclosures about the fair value of all financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The Company’s financial instruments consist of the following: cash, loans receivable, senior notes payable and subordinated notes payable. Fair value approximates carrying value for all of these instruments. Loans receivable are originated at prevailing market rates and have an average life of approximately four months. Given the short-term nature of these loans, they are continually repriced at current market rates. The Company’s revolving credit facility has a variable rate based on a margin over LIBOR and reprices with any changes in LIBOR. The interest rate on the subordinated notes is 10%, which is considered to be a market rate for this type of instrument.

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

Non-file Insurance

Non-file premiums are charged on certain loans at inception and renewal in lieu of recording and perfecting the Company’s security interest in the assets pledged on certain loans and are remitted to a third-party insurance company for non-file insurance coverage. Such insurance and the related insurance premiums, claims, and recoveries are not reflected in the accompanying consolidated financial statements except as a reduction in loan losses (see note 6).

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

Supplemental Cash Flow Information

For the years ended March 31, 2003, 2002, and 2001, the Company paid interest of $4,448,128, $5,305,890, and $8,176,867, respectively.

For the years ended March 31, 2003, 2002, and 2001, the Company paid income taxes of $14,847,574, $10,591,108 , and $8,457,973, respectively.

Supplemental non-cash financing activities for the years ended March 31, 2003, 2002, and 2001, consist of:

	2003	2002	2001
Tax benefits from exercise of stock options	$392,945	526,469	41,355

World Acceptance Corporation	25

Notes to Consolidated Financial Statements

Earnings Per Share

Earnings per share (“EPS”) are computed in accordance with SFAS No. 128, “Earnings per Share.” Basic EPS includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company. Potential common stock included in the diluted EPS computation consists of stock options, which are computed using the treasury stock method.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” issued in October 1995, allows a company to either adopt the fair value method of valuation or continue using the intrinsic valuation method presented under Accounting Principles Board (APB) Opinion 25 to account for stock-based compensation. The fair value method recommended in SFAS No. 123 requires a company to recognize compensation expense based on the fair value of the option on the grant date. The intrinsic value method measures compensation expense as the difference between the quoted market price of the stock and the exercise price of the option on the date of grant. The Company has elected to continue using APB Opinion 25. Accordingly, no compensation expense has been recorded. Had compensation cost been recognized for the stock option plans applying the fair-value-based method as prescribed by SFAS 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(Dollars in thousands except per share amounts)	2003	2002	2001
Net income
As reported	$22,864	19,339	15,601
Pro forma	$22,058	18,454	14,733

Basic earnings per share
As reported	$1.28	1.03	.84

Pro forma	$1.24	.98	.79

Diluted earnings per share
As reported	$1.25	1.00	.83

Pro forma	$1.21	.95	.78

Recently Adopted Accounting Pronouncements

Goodwill and Other Intangible Assets

Effective April 1, 2002, the Company adopted the provisions of SFAS 142 “Goodwill and Other Intangible Assets” (SFAS 142), which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. Instead, these amounts are tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144).

In connection with the transitional goodwill, SFAS 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of April 1, 2002. To accomplish this, the Company had to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company had until September 2002 to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s

26	World Acceptance Corporation

Notes to Consolidated Financial Statements

goodwill may be impaired, and the second step of this transitional impairment test must be performed. In the second step, the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”), is compared to its carrying amount, both of which would be measured as of April 1, 2002. Upon completion of the Company’s analysis of the fair value of its intangible assets, management determined that the fair value of its reporting unit exceeded its carrying value. Following the April 1, 2002 adoption of SFAS 142, the Company had unamortized goodwill in the amount of $774,000 and unamortized identifiable intangible assets in the amount of $13.2 million related to loan office purchases. Under SFAS 142, the goodwill will no longer be amortized. Amortization expense related to goodwill was $166,000 ($107,000 after tax) for 2002 and 2001. The Company will continue to amortize the identifiable intangible assets, which relate to non-compete agreements and customer lists.

The following presents the details for goodwill amortization expense and net income (in thousands, except share data) for the years ended March 31:

	2003	2002	2001
Net income	$22,864	19,339	15,601
Amortization of goodwill, net of tax	—	107	107

Adjusted net income	$22,864	19,446	15,708

Net income per common share, basic	$1.28	1.03	.84
Amortization of goodwill, net of tax	—	.01	—

Adjusted net income per common share, basic	$1.28	1.04	.84

Net income per common share, diluted	$1.25	1.00	.83
Amortization of goodwill, net of tax	—	.01	—

Adjusted net income per common share, diluted	$1.25	1.01	.83

Accounting for the Impairment of Long-Lived Assets

Effective April 1, 2002, the Company adopted SFAS 144, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” The adoption had no financial impact to the financial statement.

Reclassification of Losses on Early Extinguishment of Debt

In April 2002, the FASB issued SFAS No. 145, “Recission of FASB Statements No. 4, 44, and 64, Amendments of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt, and an amendment of SFAS 4, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS 145 requires that gains and losses from extinguishments of debt should be classified as an extraordinary item only if they meet the criteria of FASB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“FASB Opinion 30”). Applying the provisions of FASB Opinion 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item.

The provisions of SFAS 145 are effective for financial statements issued for fiscal years beginning after May 15, 2002, and interim periods within those fiscal years, and early adoption is encouraged. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in FASB Opinion 30 for classification as an extraordinary item will be reclassified. The adoption of SFAS 145 had no material impact to the financial statements of the Company.

World Acceptance Corporation	27

Notes to Consolidated Financial Statements

Accounting for Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Those costs include, but are not limited to, the following: a) termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract (hereinafter referred to as one-time termination benefits); b) costs to terminate a contract that is not a capital lease; and c) costs to consolidate facilities or relocate employees. This Statement does not apply to costs associated with the retirement of a long-lived asset covered by SFAS No. 143, “Accounting for Asset Retirement Obligations.” A liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met in accordance with FASB Concepts Statements No. 6, “Elements of Financial Statements.” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

(2)	Allowance for Loan Losses

The following is a summary of the changes in the allowance for loan losses for the years ended March 31, 2003, 2002, and 2001:

	March 31,
	2003	2002	2001
Balance at the beginning of the year	$12,925,644	12,031,622	10,008,257
Provision for loan losses	29,569,889	25,687,989	19,748,604
Loan losses	(30,987,772)	(27,774,830)	(20,433,464)
Recoveries	2,541,785	2,092,032	1,682,681
Purchase accounting acquisitions	1,048,234	888,831	1,025,544

Balance at the end of the year	$15,097,780	12,925,644	12,031,622

For the years ended March 31, 2003, 2002 and 2001, the Company recorded adjustments of approximately $1.0 million, $889,000 and $1.0 million, respectively, to the allowance for loan losses in connection with its acquisitions in accordance generally accepted accounting principles. These adjustments represent the allowance for loan losses on acquired loans.

28	World Acceptance Corporation

Notes to Consolidated Financial Statements

(3)	Property and Equipment

Summaries of property and equipment follow:

	March 31,
	2003	2002
Land	$250,443	250,443
Buildings and leasehold improvements	3,400,566	3,205,312
Furniture and equipment	14,187,993	12,770,712

	17,839,002	16,226,467
Less accumulated depreciation and amortization	(9,541,143)	(9,305,643)

Total	$8,297,859	6,920,824

(4)	Intangible Assets

Intangible assets, net of accumulated amortization, consist of:

	March 31,
	2003	2002
Cost of acquiring existing customers	$9,207,757	8,829,727
Value assigned to noncompete agreements	3,468,306	4,185,426
Goodwill	1,788,420	774,038
Other	134,325	178,124

Total	$14,598,808	13,967,315

The following summarizes the changes in the carrying amount of goodwill for the year ended March 31, 2003:

Balance at March 31, 2002	$774,038
Goodwill acquired during the year	1,014,382

Balance at March 31, 2003	$1,788,420

The estimated amortization expense for intangible assets for the years ended March 31 is as follows: $2,223,000 for 2004, $2,185,000 for 2005, $2,149,000 for 2006, $1,880,000 for 2007, $1,444,000 for 2008, and an aggregate of $2,929,000 for the years thereafter.

(5)	Notes Payable

Summaries of the Company’s notes payable follow:

Senior Credit Facilities

$125,000,000 Revolving Credit Facility—This facility provides for borrowings of up to $125.0 million, with $98.1 million outstanding at March 31, 2003, subject to a borrowing base formula. The Company may borrow, at its option, at the rate of prime or LIBOR plus 1.85%. At March 31, 2003, the Company’s interest rate was 3.18% and the unused amount available under the revolver was $26.9 million. The revolving credit facility has a commitment fee of 0.375% per annum on the unused portion of the commitment. Borrowings under the revolving credit facility mature on September 30, 2004.

World Acceptance Corporation	29

Notes to Consolidated Financial Statements

A member of the Company’s Board of Directors serves as an Executive Vice President of The South Financial Group, which is the Parent of Carolina First Bank. As of March 31, 2002 Carolina First Bank had contributed $10.0 million to the credit facility.

$4,000,000 Senior Subordinated Secured Notes—These notes mature in two annual installments of $2.0 million on June 30, 2003 and 2004, and bear interest at 10.0%, payable quarterly. The notes were issued at a discounted price equal to 99.6936% and may be prepaid subject to certain prepayment penalties.

Substantially all of the Company’s assets are pledged as collateral for borrowings under the revolving credit facility. The Company’s assets are also pledged as collateral for the senior subordinated notes on a subordinated basis.

Other Note Payable

The Company also has a $482,000 note payable to an unaffiliated insurance company, bearing interest at 10%, payable annually, which matured in September 2002.

The various debt agreements contain restrictions on the amounts of permitted indebtedness, investments, working capital, repurchases of common stock and cash dividends. At March 31, 2003, $25.7 million was available under these covenants for the payment of cash dividends, or the repurchase of the Company’s common stock. In addition, the agreements restrict liens on assets and the sale or transfer of subsidiaries. The Company was in compliance with the various debt covenants for all periods presented.

The aggregate annual maturities of the notes payable for each of the fiscal years subsequent to March 31, 2003, are as follows: 2004, $2,482,000; 2005, $100,050,000.

(6)	Non-file Insurance

The Company maintains non-file insurance coverage with an unaffiliated insurance company. The following is a summary of the non-file insurance activity for the years ended March 31, 2003, 2002, and 2001:

	2003	2002	2001
Insurance premiums written	$2,120,692	1,903,251	2,027,232
Recoveries on claims paid	$304,215	292,635	359,681
Claims paid	$2,253,125	2,098,173	2,366,609

(7)	Leases

The Company conducts most of its operations from leased facilities, except for its owned corporate office building. It is expected that in the normal course of business, expiring leases will be renewed at the Company’s option or replaced by other leases or acquisitions of other properties. All of the Company’s leases are operating leases.

The future minimum lease payments under noncancelable operating leases as of March 31, 2003, are as follows:

2004	$3,840,973
2005	2,404,764
2006	1,019,116
2007	177,290
2008	59,009
Thereafter	32,100

Total future minimum lease payments	$7,533,252

Rental expense for cancelable and noncancelable operating leases for the years ended March 31, 2003, 2002, and 2001, was $4,710,523, $4,204,362, and $3,941,664, respectively.

30	World Acceptance Corporation

Notes to Consolidated Financial Statements

(8)	Income Taxes

Income tax expense for the years ended March 31, 2003, 2002, and 2001, consists of:

	Current	Deferred	Total
Year ended March 31, 2003:
U.S. Federal	$13,577,000	(1,468,000)	12,109,000
State and local	1,095,000	(217,000)	878,000

	$14,672,000	(1,685,000)	12,987,000

Year ended March 31, 2002:
U.S. Federal	$10,883,000	(824,000)	10,059,000
State and local	726,000	(90,000)	636,000

	$11,609,000	(914,000)	10,695,000

Year ended March 31, 2001:
U.S. Federal	$8,764,000	(747,000)	8,017,000
State and local	714,000	(61,000)	653,000

	$9,478,000	(808,000)	8,670,000

Income tax expense attributable to income from continuing operations was $12,987,000, $10,695,000, and $8,670,000 for the years ended March 31, 2003, 2002 and 2001, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income from continuing operations as a result of the following:

	2003	2002	2001
U.S. Federal	$12,458,000	10,512,000	8,495,000
Increase (reduction) in income taxes resulting from:
State tax, net of federal benefit	571,000	413,000	424,000
Change in valuation allowance	(18,000)	27,000	15,000
Amortization of goodwill	—	58,000	58,000
Insurance income exclusion	(190,000)	(248,000)	(247,000)
Other, net	76,000	(67,000)	(75,000)

	$12,987,000	10,695,000	8,670,000

World Acceptance Corporation	31

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2003 and 2002 are presented below:

	2003	2002
Deferred tax assets:
Allowance for doubtful accounts	$5,554,000	4,714,000
Unearned insurance commissions	2,873,000	2,213,000
Accounts payable and accrued expenses primarily related to employee benefits	1,186,000	829,000
Tax over book accrued interest receivable	1,141,000	988,000
Other	290,000	315,000

Gross deferred tax assets	11,044,000	9,059,000
Less valuation allowance	(290,000)	(308,000)

Net deferred tax assets	10,754,000	8,751,000

Deferred tax liabilities:
Tax book basis of depreciable assets	(589,000)	(462,000)
Intangible assets	(840,000)	(621,000)
Discount of purchased loans	(72,000)	(67,000)
Deferred net loan origination fees	(593,000)	(511,000)
Other	(43,000)	(158,000)

Gross deferred liabilities	(2,137,000)	(1,819,000)

Net deferred tax assets	$8,617,000	6,932,000

The valuation allowance for deferred tax assets as of March 31, 2003 and 2002 was $290,000 and $308,000, respectively. The valuation allowance against the potential total deferred tax assets as of March 31, 2003 and 2002 relates to state net operating losses. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the tax code. Based upon the level of historical taxable income and projections for future taxable income over the periods, which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Internal Revenue Service has examined the Company’s federal income tax returns for the fiscal years 1994 through 1996. Tax returns for fiscal 1998 and subsequent years are subject to examination by taxing authorities.

32	World Acceptance Corporation

Notes to Consolidated Financial Statements

(9)	Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS calculations.

	For the year ended March 31, 2003
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Income available to common shareholders	$22,863,523	17,860,101	$1.28

Effect of Dilutive Securities
Options	$—	444,875

Diluted EPS
Income available to common shareholders plus assumed conversions	$22,863,523	18,304,976	$1.25

	For the year ended March 31, 2002
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Income available to common shareholders	$19,339,147	18,786,529	$1.03

Effect of Dilutive Securities
Options	$—	553,235

Diluted EPS
Income available to common shareholders plus assumed conversions	$19,339,147	19,339,764	$1.00

	For the year ended March 31, 2001
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Income available to common shareholders	$15,600,900	18,670,597	$.84

Effect of Dilutive Securities
Options	$—	169,023

Diluted EPS
Income available to common shareholders plus assumed conversions	$15,600,900	18,839,620	$.83

Options to purchase 591,115, 1,185,815, and 1,822,078, shares of common stock at various prices were outstanding during the years ended March 31, 2003, 2002 and 2001, respectively, but were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares. The options, which expire on various dates, were still outstanding as of March 31, 2003.

World Acceptance Corporation	33

Notes to Consolidated Financial Statements

(10)	Benefit Plans

Retirement Plan

The Company provides a defined contribution employee benefit plan (401(k) plan) covering full-time employees, whereby employees can invest up to 15% of their gross pay. The Company makes a matching contribution equal to 50% of the employees’ contributions for the first 6% of gross pay. The Company’s expense under this plan was $430,530, $423,145, and $371,073, for the years ended March 31, 2003, 2002, and 2001, respectively.

Supplemental Executive Retirement Plan

The Company has instituted a Supplemental Executive Retirement Plan (“SERP”), which is a non-qualified executive benefit plan in which the Company agrees to pay the executive additional benefits in the future, usually at retirement, in return for continued employment by the executive. The Company selects the key executives who participate in the SERP. The SERP is an unfunded plan, which means there are no specific assets set aside by the Company in connection with the establishment of the plan. The executive has no rights under the agreement beyond those of a general creditor of the Company. For the years ended March 31, 2003, 2002, and 2001, contributions of $515,394, $447,520 and $384,222, respectively were charged to operations related to the SERP.

Executive Deferred Compensation Plan

The Company has an Executive Deferral Plan. Eligible executives may elect to defer all or a portion of their incentive compensation to be paid under the Executive Incentive Plan. As of March 31, 2003, $235,000 had been deferred under this plan.

Stock Option Plans

The Company has a 1992 Stock Option Plan, a 1994 Stock Option Plan and a 2002 Stock Option Plan for the benefit of certain directors, officers, and key employees. Under these plans, 4,350,000 shares of authorized common stock have been reserved for issuance pursuant to grants approved by the Compensation and Stock Option Committee. The options have a maximum duration of 10 years, may be subject to certain vesting requirements, and are priced at the market value of the Company’s common stock on the date of grant of the option.

The Company applies APB Opinion 25 in accounting for the stock option plans, described in the preceding paragraph. Accordingly, no compensation expense has been recognized for the stock-based option plans.

34	World Acceptance Corporation

Notes to Consolidated Financial Statements

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2003, 2002, and 2001, respectively: dividend yield of zero; expected volatility of 47.5%, 46.5%, and 29%; risk-free interest rate of 3.9%, 5.19%, and 5.49%; and expected lives of 10 years for all plans in all three years. The fair values of options granted in 2003, 2002, and 2001 were $4.99, $4.33, and $2.93, respectively.

Option activity for the years ended March 31 were as follows:

	2003		2002		2001
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Options outstanding, beginning of year	2,897,568	$7.00	3,391,240	$6.72	3,309,140	$6.82
Granted	186,500	$8.54	266,500	$8.24	277,500	$5.02
Exercised	(416,734)	$5.80	(442,136)	$4.58	(76,400)	$4.26
Forfeited	(58,689)	$5.66	(318,036)	$8.37	(119,000)	$7.21

Options outstanding, end of year	2,608,645	$7.34	2,897,568	$7.00	3,391,240	$6.72

Options exercisable, end of year	2,026,713	$7.37	2,252,744	$7.17	2,656,659	$7.10

Options outstanding at March 31 of each of the last three fiscal years were:

	2003			2002
Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 2.90 – $ 4.99	24,866	7.01	$4.91	83,673	3.20	$3.62
$ 5.00 – $ 5.99	850,142	5.68	$5.33	1,027,258	6.54	$5.31
$ 6.00 – $ 7.99	788,622	2.18	$7.10	1,019,322	2.92	$7.03
$ 8.00 – $ 9.99	655,592	6.45	$8.55	476,692	6.32	$8.55
$10.00 – $13.00	289,423	2.88	$11.34	290,623	3.88	$11.34

$ 2.90 – $13.00	2,608,645	4.52	$7.34	2,897,568	4.86	$7.00

	2001
Range of Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 2.90 – $ 4.99	309,000	2.49	$3.28
$ 5.00 – $ 5.99	1,259,162	7.48	$5.31
$ 6.00 – $ 7.99	1,144,709	3.88	$7.02
$ 8.00 – $ 9.99	235,692	4.01	$8.72
$10.00 – $13.00	442,677	4.78	$11.30

$ 2.90 – $13.00	3,391,240	5.22	$6.72

World Acceptance Corporation	35

Notes to Consolidated Financial Statements

(11)	Acquisitions

The following table sets forth the acquisition activity of the Company for the last three fiscal years:

	Fiscal 2003	Fiscal 2002	Fiscal 2001
	($ in thousands)
Number of offices purchased	42	36	17
Merged into existing offices	21	21	8
Purchase Price	$19,679	13,700	19,481
Tangible assets:
Net loans	16,663	10,769	15,639
Furniture, fixtures & equipment	212	116	15

Excess of purchase prices over carrying value of net tangible assets	$2,804	2,815	3,827

Customer lists	1,640	2,640	3,781
Non-compete agreements	150	175	46
Goodwill	1,014	—	—

Total intangible assets	$2,804	2,815	3,827

The Company evaluates each acquisition to determine if the acquired enterprise meets the definition of a business. Those that meet the definition of a business are accounted for under SFAS No. 141 and those that do not meet the definition of a business combination are accounted for as asset purchases. The results of all acquisitions have been included in the Company’s consolidated financial statements since the respective acquisition dates. The pro forma impact of these purchases as though they had been acquired at the beginning of the periods presented would not have a material effect on the results of operations as reported.

(12)	Quarterly Information (Unaudited)

The following sets forth selected quarterly operating data:

	2003				2002
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(Dollars in thousands, except earnings per share data)
Total revenues	$34,819	36,146	39,034	45,672	30,394	31,324	34,765	40,072
Provision for loan losses	6,363	7,605	10,209	5,393	5,204	6,902	8,572	5,010
General and administrative expenses	20,186	20,205	22,451	22,915	17,958	17,274	20,277	19,910
Interest expense	1,032	1,169	1,176	1,116	1,595	1,525	1,244	1,050
Income tax expense	2,570	2,543	1,846	6,028	1,982	1,950	1,633	5,130

Net income	$4,668	4,624	3,352	10,220	3,655	3,673	3,039	8,972

Earnings per share:
Basic	$.25	.26	.19	.58	.20	.20	.16	.48

Diluted	$.25	.26	.19	.57	.19	.19	.16	.47

36	World Acceptance Corporation

Notes to Consolidated Financial Statements

(13)	Litigation

At March 31, 2003, the Company and certain of its subsidiaries have been named as defendants in various legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, the Company believes that any such liability will not have a material adverse effect on the Company’s consolidated financial statements taken as a whole.

(14)	Commitments

The Company has entered into employment agreements with certain key executive employees. The employment agreements have terms of two or three years and call for aggregate minimum annual base salaries of $716,400, adjusted annually as determined by the Company’s Compensation and Stock Option Committee. The agreements also provide for annual incentive bonuses, which are based on the achievement of certain predetermined operational goals.

World Acceptance Corporation	37

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

World Acceptance Corporation

Greenville, South Carolina

We have audited the accompanying consolidated balance sheets of World Acceptance Corporation and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2003. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of World Acceptance Corporation and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, on April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

Greenville, South Carolina

April 22, 2003

38	World Acceptance Corporation

BOARD OF DIRECTORS

Ken R. Bramlett Jr.

Senior Vice President and General Counsel

Personnel Group of America, Inc.

James R. Gilreath

Attorney

James R. Gilreath, P.A.

William S. Hummers III

Executive Vice President

The South Financial Group, Inc.

Douglas R. Jones

President and Chief Operating Officer

World Acceptance Corporation

A. Alexander McLean III

Executive Vice President and Chief Financial Officer

World Acceptance Corporation

Charles D. Walters

Chairman and Chief Executive Officer

World Acceptance Corporation

Charles D. Way

Chairman, President and Chief Executive Officer

Ryan’s Family Steak Houses, Inc.

World Acceptance Corporation	39

COMPANY OFFICERS

Charles D. Walters

Chairman and Chief Executive Officer

Douglas R. Jones

President and Chief Operating Officer

A. Alexander McLean III

Executive Vice President and Chief Financial Officer

Mark C. Roland

Executive Vice President, Southern Division

Charles F. Gardner, Jr.

Senior Vice President, Western Division

Greg L. Thompson

Senior Vice President, Central Division

Jeffrey W. Ohly

Senior Vice President, Treasurer and Assistant Secretary

James J. Rosenauer

President, ParaData Financial Systems

Judson K. Chapin III

Vice President, Secretary and General Counsel

Iris E. Snow

Vice President and Assistant Secretary

B. Dale Hall

Vice President, Administration

Scot H. Mozingo

Vice President of Operations, Georgia

Stephen A. Bifano

Vice President of Operations, Illinois and Missouri

Kent A. Starnes

Vice President of Operations, Oklahoma

Delia A. Brigman

Vice President of Operations, Southwest Texas

Rodney D. Ernest

Vice President of Operations, East Texas and Louisiana

James D. Walters

Vice President of Operations, South Carolina and Alabama

Jeff L. Tinney

Vice President of Operations, West Texas and New Mexico

D. Clinton Dyer

Vice President of Operations, Tennessee and Kentucky

James W. Littlepage

Assistant Vice President, Training

40	World Acceptance Corporation

CORPORATE INFORMATION

Common Stock

World Acceptance Corporation’s common stock trades on The Nasdaq Stock Market under the symbol: WRLD. As of June 20, 2003, there were 133 shareholders of record and approximately 2,000 persons or entities who hold their stock in nominee or “street” names through various brokerage firms. On this date there were 17,865,879 shares of common stock outstanding.

The table below reflects the stock prices published by Nasdaq by quarter for the last two fiscal years. The last reported sale price on June 20, 2003, was $15.55.

Market Price of Common Stock

Fiscal 2002
Quarter	High	Low
First	$9.30	$6.30
Second	9.99	7.05
Third	9.14	6.34
Fourth	8.10	6.90

Fiscal 2003
Quarter	High	Low
First	$9.15	$7.06
Second	8.72	6.50
Third	9.20	6.93
Fourth	9.14	7.61

The Company has never paid a dividend on its Common Stock. The Company presently intends to retain its earnings to finance the growth and development of its business and does not expect to pay cash dividends in the foreseeable future. The Company’s debt agreements also contain certain limitations on the Company’s ability to pay dividends. See note 5 to the Company’s Consolidated Financial Statements.

Executive Offices

World Acceptance Corporation

Post Office Box 6429 (29606)

108 Frederick Street (29607)

Greenville, South Carolina

(864) 298-9800

Transfer Agent

Wachovia Securities

Corporate Client Services

1525 West W. T. Harris Boulevard

Charlotte, North Carolina 28288-1153

(800) 829-8432

Legal Counsel

Robinson, Bradshaw, & Hinson, P.A.

1900 Independence Center

101 North Tryon Street

Charlotte, North Carolina 28246

Independent Auditors

KPMG LLP

55 Beattie Place, Suite 900

Greenville, South Carolina 29601

Annual Report

A copy of the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Corporate Secretary at the executive offices of the Company.

For Further Information

A. Alexander McLean III

Executive Vice President and Chief Financial Officer

World Acceptance Corporation

(864) 298-9800

World Acceptance Corporation	41